Exhibit 99.1

4400 BISCAYNE BOULEVARD

MIAMI, FLORIDA 33137

[●], 2021

Dear Stockholder:

I am pleased to report that the previously announced spin-off by Vector Group Ltd., which we refer to as “Vector,” of all of the outstanding shares of common stock of its Douglas Elliman Inc. subsidiary is expected to become effective on [●], 2021. Douglas Elliman Inc., a Delaware corporation, which we refer to as “Spinco,” will become a public company on that date and will own the real estate services and property technology (“PropTech”) investment business currently owned and operated by Vector through its subsidiary New Valley LLC, and will be capitalized with approximately $200 million in net cash and cash equivalents (as defined herein), as described in this information statement. It is expected that Spinco’s common stock will be listed on the New York Stock Exchange, which we refer to as the “NYSE,” under the symbol “DOUG”.

Holders of record of Vector’s common stock (including Vector common stock underlying outstanding stock option awards and restricted stock awards) as of the close of business, New York City time, on [●], 2021, which will be the record date, will receive one share of Spinco common stock for every two shares of Vector’s common stock held. No action is required on your part to receive your Spinco shares. You will not be required either to pay anything for the new shares or to surrender any shares of Vector stock.

No fractional shares of Spinco stock will be issued. If you otherwise would be entitled to a fractional share you will receive a check for the cash value thereof, which generally will be taxable to you. Vector expects to obtain an opinion from Sullivan & Cromwell LLP substantially to the effect that, among other things, the distribution of Spinco common stock to the holders of Vector common stock will qualify as a tax-free distribution for U.S. federal income tax purposes.

The enclosed information statement describes the distribution of shares of Spinco stock and contains important information about Spinco, including financial statements. I suggest that you read it carefully. If you have any questions regarding the Distribution, please contact Vector’s transfer and distribution agent, American Stock Transfer & Trust Company, at (800) 937-5449.

Sincerely,

Howard M. Lorber

President and Chief Executive Officer

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the U.S. Securities and Exchange Commission.

PRELIMINARY INFORMATION STATEMENT

SUBJECT TO COMPLETION, DATED NOVEMBER 10, 2021

INFORMATION STATEMENT

Douglas Elliman Inc.

Distribution of

Common Stock

Par Value, $0.01 Per Share

This information statement is being furnished in connection with the distribution by Vector Group Ltd. (“Vector”) to holders of its common stock (including Vector common stock underlying outstanding stock option awards and restricted stock awards) of all of the outstanding shares of Douglas Elliman Inc. (collectively, “we,” “us,” “our,” “Spinco,” “Douglas Elliman,” or the “Company”) common stock. Prior to such distribution, we will enter into a series of transactions with Vector pursuant to which we will own the real estate services and property technology (“PropTech”) investment business currently owned and operated by Vector through its subsidiary New Valley LLC (“New Valley”), and will be capitalized with approximately $200 million in net cash and cash equivalents (as defined herein), as described in this information statement.

Shares of our common stock will be distributed to holders of Vector common stock (including Vector common stock underlying outstanding stock option awards and restricted stock awards) of record as of the close of business, New York City time, on [●], 2021, which will be the record date. Each such holder will receive one share of our common stock for every two shares of Vector common stock held or underlying an outstanding equity award on the record date. We refer to this distribution of securities as the “Distribution.” The Distribution will be effective at 11:59 p.m., New York City time, on [●], 2021. For Vector stockholders who own common stock in registered form, in most cases the transfer and distribution agent will credit their shares of Spinco common stock to book entry accounts established to hold their Vector common stock. Our transfer and distribution agent will send these stockholders a statement reflecting their Spinco common stock ownership shortly after [●], 2021. For stockholders who own Vector common stock through a broker or other nominee, their shares of Spinco common stock will be credited to their accounts by the broker or other nominee. Stockholders will receive a cash payment in lieu of fractional shares, which generally will be taxable. See “The Distribution — Material U.S. Federal Income Tax Consequences of the Distribution.”

No stockholder approval of the Distribution is required or sought. We are not asking you for a proxy and you are requested not to send us a proxy. Vector stockholders will not be required to pay for the shares of our common stock to be received by them in the Distribution, or to surrender or to exchange shares of Vector common stock in order to receive our common stock, or to take any other action in connection with the Distribution. There is currently no trading market for our common stock.

We have applied to list our common stock on the New York Stock Exchange (the “NYSE”) under the symbol “DOUG”.

IN REVIEWING THIS INFORMATION STATEMENT, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED UNDER THE CAPTION “RISK FACTORS” BEGINNING ON PAGE 30.

WE ARE AN EMERGING GROWTH COMPANY AS DEFINED IN THE JUMPSTART OUR BUSINESS STARTUPS ACT OF 2012. REFER TO “RISK FACTORS — RISKS RELATING TO THE DISTRIBUTION — THE REDUCED DISCLOSURE REQUIREMENTS APPLICABLE TO US AS AN ‘EMERGING GROWTH COMPANY’ MAY MAKE OUR COMMON STOCK LESS ATTRACTIVE TO INVESTORS” AND “BUSINESS — EMERGING GROWTH COMPANY STATUS.”

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS INFORMATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

Stockholders of Vector with inquiries related to the Distribution should contact Vector’s transfer and distribution agent, American Stock Transfer & Trust Company, at (800) 937-5449.

The date of this information statement is [●], 2021.

-i-

SUMMARY

The following is a summary of certain of the information contained in this information statement. This summary is included for convenience only and should not be considered complete. This summary is qualified in its entirety by more detailed information contained elsewhere in this information statement, which should be read in its entirety.

Unless the context otherwise requires, all references to “we,” “us,” “our,” “Spinco,” “Douglas Elliman” or the “Company” refer to Douglas Elliman Inc., together with its direct and indirect subsidiaries. Where we describe in this information statement our business activities, we do so as if the transfer of the real estate services and property technology (“PropTech”) investment business currently owned and operated by Vector through its subsidiary New Valley LLC (“New Valley”) to Spinco and the capitalization of Spinco with approximately $200 million in cash and cash equivalents, net of each of the current and long-term portion of “Notes payable and other obligations,” which we refer to in this information statement as “net cash and cash equivalents,” has already occurred.

Overview

With a leading luxury brand and a comprehensive suite of technology-enabled real estate services and investments, Spinco is well positioned to capitalize on opportunities in the large and growing U.S. residential real estate market. Since the beginning of 2020, U.S. homeowner equity has grown 17.6% to $23.6 trillion. Further, new and existing home sales in the U.S. are forecast to grow to approximately 7.4 million units in 2022, compared to approximately 6.9 million, 6.5 million and 6.0 million units in 2021, 2020 and 2019, respectively, according to the Mortgage Bankers Association—MBA Mortgage Finance Forecast. We believe increased homeowner equity and growth in home sales are benefiting from several factors, including low mortgage interest rates, historically low inventory, and increased mobility resulting from the novel coronavirus pandemic (“COVID-19”). This expanding market presents opportunities for significant commission income with national commission rates averaging approximately 5.8% as of September 30, 2021, according to HomeLight, while our actual commission rates have ranged between 5.27% in 2017 and 4.93% in 2020 due to our sales mix, which consists of higher-priced homes. Despite various “agentless” models such as “iBuying,” approximately 88% of buyers purchased their home through a real estate agent or broker and 89% of sellers were assisted by a real estate agent when selling their home, according to the National Real Estate Association (“NAR”), highlighting the central role agents continue to play in real estate transactions. Agents are able to generate significant repeat business from clients and referrals, with 67% of home sellers and 60% of home buyers in 2020 choosing to work with an agent they had used in the past or through a referral, according to NAR. Repeat business, as well the ability to provide ancillary services, allows agents to extend their client relationships and generate significant lifetime value.

Since its inception in 1911, Douglas Elliman has challenged the status quo of the real estate industry. The company was founded on Douglas L. Elliman’s vision that New Yorkers would shift their preference for traditional homes to favor luxury apartments that were both sold and managed by comprehensive real estate companies. More than a century later, the Douglas Elliman brand is still associated with service, luxury and forward thinking — our markets are primarily international finance and technology hubs that are densely populated and offer housing inventory at premium price points. The average transaction value of a home we sold in the nine months ended September 30, 2021 was approximately $1.60 million — significantly higher than our principal competitors. Douglas Elliman is one of the largest residential brokerage companies in the New York metropolitan area, which includes New York City, Long Island, Westchester and the Hamptons, and the sixth largest in the U.S. We also operate leading property management, title and escrow companies, among other ancillary services.

Today, we are building on our record of innovation. Douglas Elliman is focused on digitizing, integrating and simplifying real estate activities for agents and elevating their clients’ experiences. We are bringing innovative, technology-driven PropTech solutions to Douglas Elliman by adopting new PropTech solutions for agents and their clients and also investing in select PropTech opportunities through New Valley Ventures, LLC, which we refer to as “New Valley Ventures.” Our model is to source and use best-of-breed products and services that we believe will increase our efficiency. In addition to entering into business relationships with PropTech companies, as described further below, we are committed to creating over time a portfolio of PropTech companies that, through our business and investment relationship, have access to our agents and their clients, as well as our know-how and experience, to grow their own businesses, while benefiting our operations. This keeps Douglas Elliman and our agents on the cutting edge of the industry with new solutions and services that can be integrated into our technology foundation, while also remaining asset-light. Furthermore, we maintain upside potential in the success of our PropTech partners in which we invest through minority stakes in their capital structures.

We have a track record of generating profitable growth. For the year ended December 31, 2020, despite the unprecedented impact of the COVID-19 pandemic on many of our markets, we had total revenues of $774.0 million, a net loss of $46.4 million and Adjusted EBITDA of $22.1 million. Our management responded to the profound impact of the COVID-19 pandemic by adjusting Douglas Elliman’s expense structure and introducing additional technology to improve the efficiency of our agents. Consequently, as markets reopened and vaccinations for COVID-19 became available, Douglas Elliman’s business rapidly improved and, for the twelve months ended September 30, 2021, our revenues were $1.29 billion, our net income was $92.7 million and our Adjusted EBITDA was $106.1 million. For the nine months ended September 30, 2021, our revenues were $1.02 billion, representing a 101% increase from the prior year period, and for the three months ended September 30, 2021, our revenues were $354.2 million, on track for our highest yearly revenue ever. We are experiencing strong momentum in many of our markets and we believe we are well positioned to continue capitalizing on the attractive market opportunity. Douglas Elliman’s gross transaction value increased from $29.1 billion for the year ended December 31, 2020 to $47.7 billion for the twelve months ended September 30, 2021. The number of Douglas Elliman agents who are either leaders of their respective agent teams or individual agents operating independently on our platform (“Principal Agents”) was 5,246 as of September 30, 2021, an increase from 4,996 as of December 31, 2020. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Business Metrics and Non-GAAP Financial Measures” for information regarding our non-GAAP financial measures and reconciliations to the most comparable GAAP measures.

We believe our comprehensive suite of real estate solutions, our industry-leading brand name, and our talented team of employees and agents set us apart in the industry. We will pursue profitable growth opportunities through the expansion of our footprint, investments in cutting-edge PropTech companies through New Valley Ventures, continued recruitment of best-in-class talent, acquisitions (acqui-hires), and operational efficiencies. We will employ a disciplined capital allocation strategy aimed at generating sustainable long-term value for our stockholders.

Our Company

We are presently a subsidiary of Vector, a Delaware corporation engaged principally in the tobacco and real estate businesses. On November 8, 2021, Vector announced its plans to separate into two public companies, Vector and Spinco. The transaction, expected to be structured as a distribution of the Spinco business to the stockholders of Vector, is expected to qualify as a tax-free distribution for U.S. federal income tax purposes for Vector and its stockholders with respect to Spinco stock that is distributed with respect to the stock of Vector. Upon conclusion of the spin-off, Spinco will be headquartered in Miami, Florida.

Real Estate Services

Large residential brokerage company with a recognized luxury brand. Douglas Elliman is one of the largest residential brokerage companies in the New York metropolitan area, which includes New York City, Long Island, Westchester and the Hamptons, and the sixth largest in the U.S. Douglas Elliman has approximately 100 offices with approximately 6,600 real estate agents in the New York metropolitan area, as well as in Florida, California, Connecticut, Massachusetts, Colorado, New Jersey, and Texas. The Douglas Elliman name is synonymous with luxury.

In August 2021, Douglas Elliman increased its ownership in Real Estate Associates of Houston LLC (d/b/a Douglas Elliman Real Estate Texas, which we refer to as “Douglas Elliman Texas”) from 1% to 50% and is fully integrating the Texas business with the rest of our operations. We believe that the Texas market will be complementary to Douglas Elliman’s markets as several of its major cities are densely populated international finance and technology hubs with premium-priced housing inventory. Texas continues to be a top destination for many different demographics from across the country, which has supported the housing market and the number of real estate transactions in the state. According to the Texas Real Estate Research Center at Texas A&M University, the Texas median home price reached a record-breaking $305,400 in August 2021, up 16.8% year-over-year. Texas’ average days on market (“DOM”) fell to a record-breaking 27 days, according to the same report, indicating strong demand.

Prominent new development sales and marketing firm. Douglas Elliman’s Development Marketing (“DEDM”) division distinguishes our positioning and reputation in the luxury real estate segment. DEDM is sought after by well-known real estate developers as it offers expertise in sales, leasing, and marketing for new developments throughout key markets in the United States and internationally. Drawing upon decades of experience and market-specific knowledge, DEDM offers a multidisciplinary approach that includes comprehensive in-house research, planning and design, marketing and sales. The firm ranks among New York City’s most prominent sales and marketing firms, with approximately 75 in-house development professionals. Through a strategic global alliance with Knight Frank Residential, the world’s largest privately-owned property consultancy, DEDM markets properties to international audiences. We employ a hybrid broker model where our traditional residential real estate agents work in tandem with our DEDM professionals and leverage their extensive industry relationships for the benefit of DEDM clients. Agents are able to market and sell high profile developments that enhance their brands and provide additional revenue commission potential. We believe this model provides a competitive advantage to our DEDM business while also increasing the attractiveness of the Douglas Elliman platform to current and prospective agents.

Premium residential property management business. Douglas Elliman is also engaged in the management of cooperative, condominium and rental apartment buildings though its subsidiary, Residential Management Group, LLC, which conducts business as Douglas Elliman Property Management. Residential Management Group provides a full range of fee-based management services for approximately 360 properties representing approximately 56,500 units in New York City, Nassau County, Long Island City and Westchester County.

Full-service title insurance business. Douglas Elliman is also engaged in the provision of title insurance services through its subsidiary DE Title Services. DE Title Services acts in the capacity of a title insurance agent and sells title insurance to property buyers and mortgage lenders. DE Title Services is licensed as a title insurance agent in New York. In addition to DE Title Services, in June 2021, we acquired a 50% interest in Partners Land Services LLC, a newly-formed entity, which will be engaged in the provision of title insurance services in Florida. Douglas Elliman is actively exploring similar ventures in other of its real estate markets.

Leading provider of escrow services. In November 2020, Douglas Elliman acquired Portfolio Escrow, an escrow company that is a leader in the California escrow market. After execution of a home purchase contract, purchase funds are deposited by the buyer into a Portfolio Escrow trust account. After all parties agree that all contingencies of the sale contract have been satisfied, Portfolio Escrow delivers all pertinent documents for recording to the appropriate county clerk’s office, then releases funds to the seller and any other agreed-upon entity. Portfolio Escrow, as an escrow holder, is paid a fee equal to a percentage of the sales price.

Provider of mortgage services. In April 2021, we acquired a 50% interest in Biscayne Mortgage LLC, which conducts business as Clear Path Mortgage. Clear Path Mortgage will originate mortgage loans, including both purchase and refinancing transactions, to be sold in the market to mortgage companies and the governmental-sponsored enterprises. Clear Path Mortgage will originate and market its mortgage lending services to real estate agents across Douglas Elliman’s Florida market as well as a broad consumer audience.

PropTech Solutions Supporting Real Estate Services

Our general approach to PropTech solutions is to leverage best-of-breed, proven legacy technologies while also selectively partnering with early-stage, disruptive PropTech companies to support our real estate brokerage and services operations. This strategy gives our stakeholders, including our agents, their clients and our management team, access to fast-changing and industry-leading technology. Hiring technology talent to develop new products inside of a large company such as Douglas Elliman is costly, takes longer to bring new technology to market, rarely generates the most cutting-edge solutions, and then limits the value of the emerging product to the company’s own usage. Instead, we believe technology innovation is best fostered in smaller, purpose-built PropTech companies. We operate an open architecture technology infrastructure that allows for a “plug and play” environment where new features and functionality can be quickly added for the benefit of our agents and their clients. This ensures our technology remains state-of-the-art, vendor optionality is maintained, and our costs are minimized. Examples of our PropTech platform for Douglas Elliman’s agents and their clients are summarized below.

MyDouglas portal supports our agents in managing their business anytime, anywhere and on any device. Our MyDouglas agent portal is built on a native cloud SaaS technology foundation that is designed to rapidly adjust and incorporate new innovative solutions. The user-friendly portal incorporates automated and simplified workflows for agent interactions, expansive data-rich dashboards and reports backed by artificial intelligence and integrated data assets. The technology is completely “plug and play” enabled, which supports our ability to quickly adjust our solutions in concert with the digital transformation happening in PropTech today.

Components of our MyDouglas solution include integrated customer relationship management, email marketing, marketing content creation and management, transaction management, video creation and virtual tours, comparative market analysis, home valuation tools, listing analytics, digital ad campaigns, open house management, new development sales and digital marketing, artificial intelligence (“AI”), predictive analytics and more.

Elliman Everywhere offers robust virtual and mobile resources. Our Elliman Everywhere effort seeks to provide agents with the robust virtual and mobile resources they desire and will need to transact business from anywhere in the world, including markets where we do not have offices. This cloud-based agent portal includes workflow processing, a commission system, customer acquisition tools, an Innovation Lab and more, enhancing the agent experience and agents’ efficiency.

MyLearning provides our agents and employees with additional development and growth opportunities. Our recently integrated MyLearning platform enables Douglas Elliman agents and employees to access and participate in live and recorded on-demand training sessions directed at various experience levels and subjects, including professional development, entrepreneurialism, business writing, public speaking and marketing.

Elliman Essentials provides agents and employees with enhanced vendor access. Elliman Essentials provides a curated list of offerings from preferred vendors that Douglas Elliman’s approximately 6,600 agents and 775 employees access to source products, services and experiences in order to enhance business practices and purchase closing gifts for customers. Elliman Essentials can be accessed on our intranet portal, MyDouglas.

Currently integrating a new client and customer lifetime concierge solution. We are incorporating seasoned third-party products into a new white-glove homeowners engagement solution that provides access to services such as insurance, moving, telecommunications, utilities, solar, home security and home services to facilitate all of clients’ and customers’ moving and home management needs. This fully automated, contextual, end-to-end homeowner engagement platform includes more than 40 direct partnerships and integrations across multiple industries. It will leverage PropTech startups such as MoveEasy, Humming Homes, Fyxify and more.

MyDouglas
Agent Portal

Powered by industry-leading technology capabilities developed by innovative PropTech leaders and start-ups

* New Valley Ventures PropTech Investee Company

Capabilities	Solutions
Team Management Agent Social Media • Learning Management System	northpass, REAL GRADER
Agent Brand Management VideoBolt – One-Click Video Creation/Virtual Tours • Elliman.com • Custom Property Websites	GABRIELS, rechat.*, VIDEOBOLT.COM
Listing Management CMA • Home Valuation • MyDouglas – Listing Analytics • Digital Ad Campaigns • StudioPro – Open House Management • Regional Listings Insights	Buyside, invent.us, purlin*, ReSource
Current Clients and Customers StudioPro – CRM • StudioPro – Email Marketing • StudioPro – Marketing Center	rechat.*
Performance Analytics YTD Total GCI Deals and Volume Summary • Commission Check Tracking	invent.us, purlin*
Deal Management StudioPro – Transaction Management • Title and Escrow Services • MLS Services – Collaborative Home Search • StudioPro – Listing Tour Scheduling and Coordination • Digitized eSignature • eNotary service	DETitleServices, DocuSign, MLS, Notarize*, Portfolio Escrow, Inc., rechat.*
Post-Closing Client and Customer Stewardship Home Services • Client Portal • New Development Marketing • Digital Board Packages (NYC only)	BILT*, BoardPackager, Humming Homes*, Proxio
Artificial Intelligence ("AI") and Predictive Analytics	invent.us, purlin*

Hello, Chris
MyDouglas
YTD Total GCI
$212,500
YTD Volume
$5,500,000
YTD Deals
10
12
Apps
Announcements
Power of the Press
My Listings Activity
12
432
214
Regional Listings
32
Last Payment Advice
$14,500
$10,500

PropTech Investments

In addition to leveraging PropTech solutions to support our real estate brokerage and services operations, we believe that by investing in early-stage PropTech companies, Douglas Elliman can gain differentiated access to innovative PropTech services while benefiting from the expected growth and valuations of these firms without the need to build or fully acquire them. We believe investing in these PropTech companies and investment funds enables us to establish relationships with these companies (and funds’ portfolio companies) to seek preferred terms, become an early adopter of emerging technologies and achieve greater product integration with our users and IT systems. At the same time, we are actively seeking to capitalize on our unique real estate knowledge and experience by investing in PropTech companies that will both supplement and enhance the technology-based experience of Douglas Elliman’s agents and the general real estate industry as well as improve our operating efficiency. For example, the foundation for our agent communications platform and customer relationship management system was developed in consultation with one of our PropTech investee companies. We believe that these investments will provide us with unique access to cutting-edge and industry-leading technology, providing us with valuable technology systems to improve the efficiency of Douglas Elliman’s businesses while also capturing some of the value created by the combination of our expertise in the real estate industry and the PropTech companies with which we partner.

As of September 30, 2021, New Valley Ventures has investments (at a carrying value) of approximately $7.1 million in PropTech companies. This amounts to approximately 1% of the value of Douglas Elliman’s total assets, which totaled approximately $534 million, as of September 30, 2021. As of September 30, 2021 our PropTech investments include:

•

Rechat: a lead-to-close fully-mobile technology dashboard for real estate agents including marketing, customer relationship management and transaction-management software. Douglas Elliman has a multi-year services agreement with Rechat for its agents, who are increasingly requesting and requiring superior access to technology and back-office support services. The Rechat technology is a key element of MyDouglas, Douglas Elliman’s primary agent portal designed to be our agents’ technology front door, and StudioPro, the cloud-based agent portal and marketing tool recently launched by Douglas Elliman that helps integrate all agent resources in one user-friendly suite.

•

Purlin: an automated intelligence platform to aid in home buying, an agent “paid social media” integration in MyDouglas and Portfolio Escrow client and agent portals that also integrate with MyDouglas.

•

Humming Homes: a tech-enabled home management service that is creating a new category of end-to-end home management. It has built a solution for single-family homeowners with a digital-first experience, offering a dedicated in-person home management team with a single point of contact and 24/7 support. The service employs data and insights to avoid reactive and expensive home maintenance issues. The investment will complement Douglas Elliman’s business in the Hamptons and align Humming Homes’ geographical growth with Douglas Elliman’s footprint in locations such as Aspen, Florida and Southern California.

•

MoveEasy: a client- and customer-facing digital concierge service designed to assist clients and customers moving into and “setting up” their new homes, while offering additional services to maintain their homes. In partnership with residential real estate brokerages, MoveEasy is delivered in a white-labeled format that features the name and contact information of the selling agent.

•

Fyxify: a tech-enabled platform that utilizes direct scheduling and operating technology to avoid the inefficiencies of home repairs (for example: calling around, mystery repair costs and wasting time).

•	EVPassport: an entity that offers complete electronic vehicle charging solutions including hardware and software.

•

Bilt: a leading loyalty program and co-branded credit card for renters to earn points on their rent payments. Douglas Elliman has joined the Bilt Rewards Alliance, a network of more than 2 million rental units across the country where renters can enroll in the loyalty program to earn points on rent paid. This platform enhances Douglas Elliman’s suite of offerings for both the renters and landlords it represents.

•	Persefoni AI: a software-as-a-service (“SaaS”) platform built to enable enterprises of all sizes to accurately, dynamically, and regularly measure their carbon footprint across all operations.

•	The Lab PropTech Fund: a fund advised or managed by a Miami-based firm that aims to invest in emerging technologies with a focus on residential real estate and construction services.

•

MetaProp Venture Capital Fund: a fund advised or managed by a New York-based venture capital firm. This investment provides New Valley Ventures with exposure to opportunities in the emerging PropTech industry.

•

Camber Creek Venture Capital Funds: two funds that invest in a diversified pipeline of new PropTech ventures. Camber Creek’s portfolio includes Notarize, a digitized notary service, and Curbio, a renovation firm designed to increase a property’s selling price.

Other than the four private funds listed above in which New Valley Ventures invests as a limited partner, all of these companies currently provide technology or services to Douglas Elliman. To date, the Company has not recognized revenue from these investments and does not anticipate recognizing revenue from these non-controlling PropTech investments. However, the Company targets earning an attractive rate of return from the capital appreciation of its PropTech investments.

Our Competitive Strengths

Leading luxury brand with a strong presence in markets where we have brand recognition and brand equity. We have a presence in most major U.S. luxury real estate markets, including New York, Florida, California, Texas, Colorado and others. Further, we have established a reputation for luxury and trust, which we believe has differentiated our brand from those of our peers. To build on this established brand presence, Douglas Elliman produces owned content and generates earned media regarding a range of relevant topics – including brand initiatives, exclusive listings, new development projects and closed deals – that resonate with our clients and contribute to a strong share of voice across all major markets in which we operate, as compared to our principal real estate competitors, and enhances the professional credibility of agents and executives whose thought leadership is often sought by major global media outlets.

Experienced team of talented agents and employees. The residential real estate business is built upon personal relationships, and we have long believed Douglas Elliman’s team of approximately 775 employees and approximately 6,600 agents (including 5,246 Principal Agents) as of September 30, 2021 distinguishes us from other residential real estate brokerage firms. Forbes recognized Douglas Elliman in its 2021 list of America’s best large employers.

Leading new development marketing platform. DEDM offers leading expertise in sales, leasing, and marketing for new developments in New York City, Long Island, the Hamptons, New Jersey, South Florida, California, Massachusetts and Texas, as well as throughout the United States and internationally. We believe Douglas Elliman’s “hybrid” platform of involving both experienced new development experts and skilled brokerage professionals provides highly differentiated expertise and real-time market intelligence to its clients.

Technology that we believe is industry-leading and supports recruitment and retention of agents. We provide our agents with what we believe is the most advanced set of digital- and mobile-enabled tools and resources in the residential brokerage industry, including: cloud-based agent portal, workflow processing, commission system, customer acquisition tools, Innovation Lab, customer relationship management (“CRM”) and marketing tools. These tools are designed to support agent productivity, earnings potential and satisfaction and we believe they enhance our efforts to recruit and retain high-performing agents.

Growth Strategy

Expand our footprint into adjoining markets. We aim to build on our leadership position in the New York metropolitan area, including New York City, Long Island, Westchester and the Hamptons, while entering and expanding in adjoining markets as well as key markets in Florida, California, Colorado and Texas, where the Elliman brand has strong awareness and brand equity.

Continue executing on DEDM growth strategy. Our hybrid DEDM platform matches experienced new development experts with skilled brokerage professionals to provide differentiated expertise and real time market intelligence to DEDM’s developer clients. We believe there is a clear path to growth, both as a result of recovery from COVID-19 and also through expansion into new markets (e.g., Texas).

Provide ancillary services to enhance the client experience and drive growth. We are seeking, through investment and acquisition, to expand and optimize our ancillary real estate services that allow our agents and our other businesses to enhance the client experience and drive growth in revenues and earnings. These services include escrow, title, mortgage finance, property management, notary, staging, renovation, security, moving, capital fundraising for developers, and more. We expect technology to be a key differentiator as we grow our ancillary services businesses, in terms of adoption by our agents, delivery to their clients and disruption of traditional business models not yet transformed by technology.

Invest in compelling PropTech opportunities that facilitate our growth and competitive differentiation. Our goal is to create over time a portfolio of PropTech companies in which we are invested and also leverage their technology for the benefit of our agents and their clients. We believe that investing strategically in disruptive, early-stage PropTech companies equips Spinco stakeholders with early and differentiated access to new technology built in entrepreneurial environments, while enabling PropTech investee companies to access our know-how and experience through our commercial relationships in order to grow their own businesses. Concurrently, we believe investing in these PropTech companies enables us to establish relationships with these companies to seek preferred terms, become an early adopter of emerging technologies and achieve greater product integration with our users and IT systems, which enhances our competitive differentiation with agents and their clients. Furthermore, we maintain upside potential in the success of our PropTech partners in which we invest through minority stakes in their capital structures.

Continue to recruit best-in-class agents. Our recognized brand, combined with DEDM and the PropTech resources provided to our agents, support our ability to recruit experienced, high-performing agents. Leveraging regional recruiting teams, along with CRM and other necessary technology support, we will seek to continue recruiting best-in-class talent at all levels.

Relentlessly pursue operational efficiencies. We have an ongoing, firm-wide focus on expense control, operational efficiency and profitability. Beginning in the second quarter of 2020, we began significant expense reduction initiatives at Douglas Elliman, which continue today.

Maintain a disciplined capital allocation framework to create value for our stockholders. We are profitable and generate significant operating cash flow which provides financial flexibility with respect to investments for growth and return of capital to shareholders. We will seek to deploy a significant portion of our operating cash flow to fund growth opportunities to create stockholder value, such as PropTech investments, recruiting efforts, acquisitions (acqui-hires), and we also contemplate paying a quarterly dividend, initially $0.05 per share of our common stock, subject to approval by our Board of Directors, as described under “Dividend Policy” on page 64.

COVID-19 Pandemic

The COVID-19 pandemic continues to evolve and disrupt normal activities in many segments of the U.S. economy even as COVID-19 vaccines have been and continue to be administered. Many uncertainties continue to surround the pandemic, including risks associated with the timing and extent of vaccine administration and the impact of COVID-19 variants, the duration of the pandemic and the length of immunity.

During the nine months ended September 30, 2021, we believe sustained high levels of demand in the markets in which we operate have been supported by beneficial consumer trends such as relaxation of social distancing measures and office re-openings coupled with further adoption of remote work trends, which we believe enhance consumers’ propensity to relocate to attractive tax and weather destinations, coupled with a favorable mortgage rate environment. In addition, continued high demand and low housing inventory levels in the markets in which we operate have driven increased average home prices throughout such markets in 2021, and we believe limited inventory contributed to the decline in our gross transaction volume from the second quarter to the third quarter. Nonetheless, we anticipate that our markets, and in particular, New York City, will continue to improve from 2020 levels for the remainder of 2021 and into 2022, with average existing home prices increasing and existing home transaction growth remaining strong.

The circumstances around the potential impact of the COVID-19 pandemic on our business remain fluid, and we continue to actively monitor the impact of the pandemic, including risks associated with the timing and extent of vaccine administration and the impact of COVID-19 variants, the duration of the pandemic and how long immunity lasts. Based on the most recent data, the emergence of the COVID-19 Delta variant has not impacted the key U.S. markets Douglas Elliman serves. Nevertheless, we are unable to predict the ultimate impact of the COVID-19 pandemic and related macroeconomic trends (including, in particular, relaxation of social distancing measures and office re-openings coupled with further adoption of remote work trends) or other factors resulting therefrom on our future financial condition, results of operations and cash flows. See “Risk Factors — Risks Associated with Our Real Estate Services Business — We are impacted by the performance of the real estate market in the New York metropolitan area, which has been adversely impacted by COVID-19” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — COVID-19 Pandemic and Current Business and Industry Trends” for additional information.

Company Information

We are a Delaware corporation with our principal executive offices at 4400 Biscayne Boulevard, Miami, Florida 33137. Our telephone number is (305) 579-8000 and our website is www.elliman.com. The information contained in or accessible through our website is not part of this information statement or the registration statement of which this information statement forms a part. Spinco is a holding company and conducts substantially all of its operations through its subsidiaries.

Spinco was incorporated on August 13, 2021 and is a direct, wholly owned subsidiary of New Valley LLC, which in turn is a direct, wholly owned subsidiary of Vector. Vector’s board of directors approved the Distribution on [●], 2021. Prior to the Distribution, Spinco will acquire DER Holdings LLC, New Valley Ventures LLC, NV Mortgage LLC and NV Title LLC, which are the subsidiaries of Vector that own, directly and indirectly, the subsidiaries, businesses and other assets described in this information statement. In addition, Vector will capitalize Spinco with approximately $200 million in net cash and cash equivalents immediately prior to the Distribution. Where we describe in this information statement our business activities, we do so as if these transfers have already occurred.

We have applied for our common stock to be listed on the NYSE under the symbol “DOUG”.

SUMMARY RISK FACTORS

Ownership of our common stock is subject to numerous risks, including risks relating to the Distribution. The following list of risk factors is not exhaustive. Please read the information in the section entitled “Risk Factors” beginning on page 30 of this information statement for a more thorough description of these and other risks.

•	We are subject to risks relating to the real estate industry.

•	A significant portion of our business is concentrated in the states of New York, California, Connecticut, New Jersey and Massachusetts, and changes in U.S. tax laws could impact these markets.

•

Lack of financing for homebuyers in the U.S. residential real estate market at favorable rates and on favorable terms (including higher interest rates or tighter mortgage underwriting standards) could have a material adverse effect on our financial performance and results of operations.

•	We depend on a strong brand, and any failure to maintain, protect and enhance the Douglas Elliman brand would have an adverse effect on our ability to grow its real estate brokerage business.

•	The real estate brokerage business in the New York City metropolitan area, Florida, California, Massachusetts, Colorado, New Jersey, Connecticut, and Texas is extremely competitive.

•	The financial results of our real estate brokerage business are affected directly by the success of our agents.

•	Any decrease in our gross commission income or the percentage of commissions that we collect may harm our business, results of operations and financial condition.

•

Maintaining the integrity of our computer systems and protecting confidential information and personal identifying information has become increasingly costly, as cybersecurity incidents could disrupt business operations, result in the loss of critical and confidential information, and adversely impact our reputation and results of operations.

•	There are risks inherent in PropTech Investments.

•	We are impacted by the performance of the real estate market in New York City, which has been adversely impacted by COVID-19.

•	Following the Distribution, we will be materially dependent on Vector’s performance under various agreements.

•

Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile and you may not be able to resell your shares at or above the initial market price of our stock following the Distribution.

•	The combined post-Distribution value of Vector and Spinco shares may not equal or exceed the pre-Distribution value of Vector shares.

•	The Distribution could result in significant tax liability.

•	We could be subject to future tobacco-related lawsuits.

•	We do not have an operating history as a stand-alone public company.

•	Our historical financial results and our unaudited pro forma condensed combined consolidated financial statements may not be representative of our results as a separate, stand-alone company.

•	We may incur material costs and expenses as a result of our separation from Vector.

•

If, following the Distribution, we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, or our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned and our stock price may suffer.

•	The reduced disclosure requirements applicable to us as an “emerging growth company” may make our common stock less attractive to investors.

•	Future stock sales could adversely affect the trading price of our common stock.

•

Our overlapping directors and officers with Vector may result in the diversion of corporate opportunities to Vector, and other conflicts, and provisions in our amended and restated certificate of incorporation may provide us no remedy in that circumstance.

•

Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change of control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.

THE DISTRIBUTION

Please see “The Distribution” for a more detailed description of the matters described below.

Distributing Company	Vector is a holding company engaged principally in two business segments. In addition to the New Valley real estate business, a substantial portion of which is being transferred to Spinco, Vector also is engaged in the manufacture and sale of cigarettes in the United States through two subsidiaries, Liggett Group LLC and Vector Tobacco Inc.

Distributed Company	Spinco is a wholly owned subsidiary of Vector, which will own and operate the real estate services and PropTech investment business currently owned and operated by Vector through its New Valley subsidiary, as described in this information statement. In addition, Spinco will be capitalized with at least $200 million in net cash and cash equivalents. Please see “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for information concerning this business.

Distribution Ratio	Each holder of Vector common stock (including each holder of outstanding Vector stock option awards and restricted stock awards) will receive a distribution of one share of our common stock for every two shares of Vector common stock held or underlying Vector equity awards on the record date.

Securities to be Distributed	Based on 153,959,427 shares of Vector common stock outstanding on September 30, 2021 (as well as 3,822,819 shares of Vector common stock underlying Vector stock option awards and restricted stock awards), approximately 77,628,949 shares of our common stock will be distributed (net of shares surrendered in respect of Vector stock option awards and restricted stock awards). The shares of our common stock to be distributed will constitute all of the outstanding shares of our common stock immediately after the Distribution. Vector stockholders will not be required to pay for the shares of our common stock to be received by them in the Distribution, or to surrender or exchange shares of Vector common stock in order to receive our common stock, or to take any other action in connection with the Distribution.

Fractional Shares	Fractional shares of our common stock will not be distributed. Fractional shares of our common stock will be aggregated and sold in the public market by the transfer and distribution agent, and stockholders will receive a cash payment in lieu of a fractional share. The aggregate net cash proceeds of these sales will be distributed ratably to holders of Vector common stock who would otherwise have received fractional interests. These proceeds generally will be taxable to those stockholders.

Distribution Agent, Transfer Agent and Registrar for the Shares	American Stock Transfer & Trust Company will be the distribution agent, transfer agent and registrar for the shares of our common stock.

Record Date	The record date is the close of business, New York City time, on [●], 2021.

Distribution Date	11:59 p.m., New York City time, on [●], 2021.

Material U.S. Federal Income Tax Consequences of the Distribution	Vector expects to obtain an opinion from Sullivan & Cromwell LLP substantially to the effect that, among other things, the distribution by Vector of our common stock to the holders of Vector common stock will qualify as a tax-free distribution under the Internal Revenue Code of 1986, as amended (the “Code”). The Distribution is expected to qualify as a tax-free distribution for U.S. federal income tax purposes for Vector and its stockholders with respect to Spinco stock that is distributed with respect to the stock of Vector and, except to the extent a stockholder receives cash in lieu of fractional shares of our common stock, no income, gain or loss will be recognized by, and no amount will be included in the income of, such holder upon the receipt of shares of our common stock pursuant to the Distribution. The opinion and the above discussed consequences do not apply to the distribution of Spinco common stock with respect to Vector stock option awards and restricted stock awards. The opinion will not be binding on the Internal Revenue Service (“IRS”) or the courts. See “The Distribution — Material U.S. Federal Income Tax Consequences of the Distribution.” Certain transactions related to the Distribution that are not addressed by the opinion could result in the recognition of income or gain by Vector. The opinion will rely on factual representations and reasonable assumptions, which, if incorrect or inaccurate, may jeopardize the ability to rely on such opinion.

Stock Exchange Listing	There is not currently a public market for our common stock. We have applied for our common stock to be listed on the NYSE under the symbol “DOUG”. Assuming that such listing application is approved, it is anticipated that trading will commence on a when-issued basis prior to the Distribution. On the first trading day following the date of the Distribution, when-issued trading in respect of our common stock will end and regular way trading will begin.

Relationship Between Vector and Us After the Distribution	Following the Distribution, we will be a separate public company. We and Vector will enter into a distribution agreement (the “Distribution Agreement”) and several ancillary agreements for the purpose of accomplishing the distribution of our common stock to Vector’s stockholders. These agreements also will govern our relationship with Vector subsequent to the Distribution and will provide for the allocation of employee benefit, tax and some other liabilities and obligations attributable to periods prior to, at and after the Distribution. These agreements also will include arrangements with respect to transition services (the “Transition Services Agreement”) and a number of ongoing commercial relationships. The Distribution Agreement includes an agreement that we and Vector will provide each other with appropriate indemnities with respect to liabilities arising out of the business being transferred to us by Vector. We will be party to other arrangements with Vector and its subsidiaries. See “Certain Relationships and Related Party Transactions — Relationship Between Vector and Us After the Distribution.”

Overlapping Directors and Officers and Potential Conflicts of Interest	Following the Distribution, there will be an overlap between certain officers of the Company and of Vector. Howard M. Lorber will serve as the President and Chief Executive Officer of the Company and of Vector. Richard J. Lampen will serve as the Chief Operating Officer of the Company and of Vector, J. Bryant Kirkland III will serve as the Chief Financial Officer and Treasurer of the Company and of Vector, and Marc N. Bell will serve as the General Counsel of the Company and of Vector. Furthermore, immediately following the Distribution, three of the members of the Board of Directors of the Company (the “Board of Directors” or the “Board”), Mr. Lorber, Mr. Lampen and Wilson L. White, will also serve as directors of Vector.

The overlapping directors and officers may have actual or apparent conflicts of interest with respect to matters involving or affecting each company. In addition, after the Distribution, certain of our directors and officers will continue to own stock and/or stock options or other equity awards of Vector. These ownership interests could create actual, apparent or potential conflicts of interest when these individuals are faced with decisions that could have different implications for our Company and for Vector and its subsidiaries.

The Company’s amended and restated certificate of incorporation will acknowledge that directors and officers of the Company may also be serving as directors, officers, employees or agents of Vector or any subsidiary thereof (the “Overlap Persons”), and that the Company may engage in material business transactions with Vector. The Company will renounce its rights to certain business opportunities and the Company’s amended and restated certificate of incorporation will provide that no Overlap Person will be liable to the Company or its stockholders for breach of any fiduciary duty that would otherwise occur by reason of the fact that any such individual directs a corporate opportunity (other than certain limited types of opportunities set forth in our amended and restated certificate of incorporation) to Vector instead of the Company, or does not refer or communicate information regarding such corporate opportunities to the Company. These provisions in our amended and restated certificate of incorporation will also expressly validate certain contracts, agreements, arrangements and transactions (and amendments, modifications or terminations thereof) between the Company and Vector and, to the fullest extent permitted by law, will provide that the actions of the Overlap Persons in connection therewith are not breaches of fiduciary duties owed to the Company, any of its subsidiaries or their respective stockholders.

See “Certain Relationships and Related Party Transactions — Certain Relationships and Potential Conflicts of Interest” and “Description of Capital Stock — Certain Corporate Opportunities and Conflicts.”

Post-Distribution Dividend Policy

We currently contemplate paying a quarterly cash dividend of $0.05 per share of our common stock in the foreseeable future to the extent we have adequate cash to fund such dividends and subject to the future tax treatment of dividends generally. The declaration and payment of future dividends to holders of our common stock will fall within the sole discretion of our Board and will depend upon many factors, including our financial condition, earnings, capital requirements of our business, legal requirements (including potential changes to tax laws), regulatory constraints, industry practice and other factors that the Board deems relevant. We cannot guarantee that we will continue to pay any dividend even if we commence the payment of dividends. See “Dividend Policy”.

Risk Factors	Stockholders should carefully consider the matters discussed under “Risk Factors.”

SELECTED HISTORICAL AND UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL DATA

The historical operating and balance sheet data included in the following selected financial data table have been derived from the unaudited condensed combined consolidated financial statements as of September 30, 2021 and for the nine months ended September 30, 2021 and 2020 and the audited combined consolidated financial statements as of December 31, 2020, 2019 and 2018 and for the three years ended December 31, 2020, 2019 and 2018 of Spinco. The historical financial information presented below does not necessarily reflect what our results of operations and financial position would have been if we had operated as a separate publicly-traded entity during those periods. The selected historical financial data presented below should be read in conjunction with the combined consolidated financial statements included elsewhere in this information statement and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Also set forth below are summary unaudited pro forma condensed combined consolidated balance sheet data as of September 30, 2021 and summary unaudited pro forma condensed combined consolidated statements of income data for the nine months and twelve months ended September 30, 2021 and the year ended December 31, 2020. See “Unaudited Pro Forma Condensed Combined Consolidated Financial Information” for more information.

	Pro Forma Combined			Historical
	Nine Months Ended September 30,	Last Twelve Months Ended September 30,	Year Ended December 31,	Nine Months Ended September 30,		Years Ended December 31,
	2021	2021	2020	2021	2020	2020	2019	2018(1)
	(in thousands)
Operating Data:
Revenue	$1,018,912	$1,286,373	$773,987	$1,018,912	506,526	$773,987	$784,108	$754,089
Operating expenses	948,362	1,206,626	839,772	935,987	569,133	823,272	787,588	750,122

Operating income (loss)	70,550	79,747	$(65,785)	82,925	(62,607)	(49,285)	(3,480)	3,967

Other income (expense)	513	1,369	808	(2,739)	2,034	2,957	12,293	1,630
Income (loss) before taxes	71,063	81,116	(64,977)	80,186	(60,573)	(46,328)	8,813	5,597
Income tax expense (benefit)	22,409	25,626	(17,580)	1,656	(168)	44	354	400

Net income (loss)	48,654	55,490	(47,397)	78,530	(60,405)	(46,372)	8,459	5,197

Net loss (income) attributed to non-controlling interest	120	120	—	120	—	—	—	(1,528)

Net income (loss) attributed to Douglas Elliman Inc.	$48,774	$55,610	$(47,397)	$78,650	$(60,405)	$(46,372)	$8,459	$3,669

Earnings per share
Basic	$0.63	$0.72	$(0.61)

Diluted	$0.63	$0.72	$(0.61)

Weighted average shares outstanding(2)
Basic	77,628,949	77,628,949	77,628,949

Diluted	77,628,949	77,628,949	77,628,949

	Pro Forma Combined	Historical
	September 30,	September 30,	As of December 31,
	2021	2021	2020	2019	2018(1)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$212,500	$158,804	$94,421	$71,485	$85,514
Working capital(3)	131,083	99,138	48,716	34,677	75,894
Total assets	588,136	534,440	453,982	488,607	358,023
Total liabilities	329,607	297,743	290,392	284,324	141,941
Parent’s net investment/ stockholders’ equity	258,529	236,697	163,590	204,283	216,082

(1)	We adopted ASC 842, Leases, effective January 1, 2019, using the modified retrospective transition method.
(2)	“Weighted average shares outstanding” refers to the approximate number of shares of common stock of the Company expected to be outstanding immediately following the Distribution.
(3)	Working capital is calculated as current assets minus current liabilities.

QUESTIONS AND ANSWERS ABOUT THE DISTRIBUTION

The following is a brief summary of the terms of the Distribution. Please see “The Distribution” for a more detailed description of the matters described below.

Q:	What is the Distribution?

A:

The Distribution is the method by which Vector will separate the business of our Company from Vector’s other business, creating two separate, publicly-traded companies. In the Distribution, Vector will distribute to its stockholders shares of the Company’s common stock. Following the Distribution, the Company will be a separate company from Vector and Vector will not retain any ownership interest in the Company. The number of shares of Vector common stock you own will not change as a result of the Distribution.

Q:	What is being distributed in the Distribution?

A:

Approximately 77,628,949 shares of our common stock will be distributed in the Distribution, based upon the number of shares of Vector common stock outstanding on the record date (including the number of shares underlying outstanding Vector stock option awards and restricted stock awards). The shares of our common stock to be distributed by Vector will constitute all of the issued and outstanding shares of our common stock immediately after the Distribution. For more information on the shares being distributed in the Distribution, see “Description of Capital Stock — Common Stock.”

Q:	Which business and assets will remain with Vector and which business and assets will transfer to the Company?

A:

Following the Distribution, the Company will own and operate the real estate services and technology businesses currently operated through Vector’s subsidiary, New Valley LLC, which (i) owns Douglas Elliman and (ii) is seeking to acquire or invest in additional real estate services, technologies, properties or projects. In addition, the Company will be capitalized with at least $200 million in net cash and cash equivalents.

Following the Distribution, Vector will continue to own, through New Valley LLC, interests in numerous properties and real estate projects across the United States and operate the tobacco segment of its business, which includes the manufacture and sale of cigarettes in the United States through Vector’s subsidiaries Liggett Group LLC and Vector Tobacco Inc.

Q:	What will I receive in the Distribution?

A:

Holders of Vector common stock will receive a distribution of one share of our common stock for every two shares of Vector common stock held by them on the record date. As a result of the Distribution, your proportionate interest in Vector will not change. For a more detailed description, see “The Distribution.”

Q:	What is the record date for the Distribution?

A:

Record ownership will be determined as of the close of business, New York City time, on [●], 2021, which we refer to as the “record date.” The person in whose name shares of Vector common stock are registered as of the close of business on the record date is the person to whom shares of the Company’s common stock will be issued in the Distribution. As described below, if a record holder of Vector common stock sells those shares regular way after the record date and on or prior to the Distribution date, the seller will be obligated to deliver to the purchaser the shares of our common stock that are issued in respect of the transferred Vector common stock.

Q:	When will the Distribution occur?

A:

Shares of our common stock will be distributed by the transfer and distribution agent, on behalf of Vector, effective at 11:59 p.m., New York City time, on [●], 2021, which we refer to as the “Distribution date.”

Q:	What will the relationship between Vector and us be following the Distribution?

A:

Following the Distribution, we will be a separate public company and Vector will have no continuing stock ownership interest in us. In connection with the Distribution, we and Vector will enter into a Distribution Agreement, Transition Services Agreement, Tax Disaffiliation Agreement, Employee Matters Agreement (as defined herein) and several other agreements for the purpose of accomplishing the Distribution of our common stock to Vector’s stockholders. These agreements also will govern our relationship with Vector subsequent to the Distribution and will provide for the allocation of employee benefit, tax and some other liabilities and obligations attributable to periods prior to, at and after the Distribution. These agreements also will include arrangements with respect to transition services under the Transition Services Agreement and a number of ongoing commercial relationships. The Distribution Agreement will provide that we and Vector will provide each other with appropriate indemnities with respect to liabilities arising out of the business being transferred to us by Vector. We will also be party to other arrangements with Vector. See “Certain Relationships and Related Party Transactions.”

Following the Distribution, there will be an overlap between certain officers of the Company and of Vector. Howard M. Lorber will serve as the President and Chief Executive Officer of the Company and of Vector. Richard J. Lampen will serve as the Chief Operating Officer of the Company and of Vector, J. Bryant Kirkland III will serve as the Chief Financial Officer and Treasurer of the Company and of Vector, and Marc N. Bell will serve as the General Counsel of the Company and of Vector. Furthermore, immediately following the Distribution, three of the members of our Board of Directors, Messrs. Lorber, Lampen and White, will also be directors of Vector.

See “Certain Relationships and Related Party Transactions — Certain Relationships and Potential Conflicts of Interest” for a discussion of the policy that will be in place for dealing with potential conflicts of interest that may arise from our ongoing relationships with Vector.

Q:	What do I have to do to participate in the Distribution?

A:

No action is required on your part. Stockholders of Vector on the record date for the Distribution are not required to pay any cash or deliver any other consideration, including any shares of Vector common stock, for the shares of our common stock distributable to them in the Distribution.

Q:

If I sell, on or before the Distribution date, shares of Vector common stock that I held on the record date, am I still entitled to receive shares of Spinco common stock distributable with respect to the shares of Vector common stock I sold?

A:

It depends on the market in which you sell your shares. Beginning on [●], 2021 and continuing until the occurrence of the Distribution, Vector expects that the Vector common stock will trade in two markets on the NYSE: in the “regular way” market under the symbol “VGR” and in the “ex-distribution” market under the symbol “VGR WI”. If you own shares of Vector common stock on the record date and thereafter sell those shares regular way on or prior to the Distribution date, you will also be selling the shares of our common stock that would have been distributed to you in the Distribution with respect to the shares of Vector common stock you sell. Conversely, a person who purchases shares of Vector common stock after the record date and on or prior to the Distribution date will be entitled to receive from the seller of those shares the shares of our common stock issued in the Distribution with respect to the transferred Vector common stock.

However, if you own shares of Vector common stock on the record date and thereafter sell those shares in the ex-distribution market on or prior to the Distribution date, you will not be selling the shares of our common stock that will be distributed to you in the Distribution with respect to the shares of Vector common stock you sell. Conversely, a person who purchases shares of Vector common stock in the ex-distribution market after the record date and on or prior to the Distribution date will not be entitled to receive from the seller of those shares the shares of our common stock issued in the Distribution with respect to the transferred Vector common stock.

Q:	How will fractional shares be treated in the Distribution?

A:

If you would be entitled to receive a fractional share of our common stock in the Distribution, you will instead receive a cash payment. See “The Distribution — Manner of Effecting the Distribution” for an explanation of how the cash payments will be determined and “The Distribution — Material U.S. Federal Income Tax Consequences of the Distribution” for an explanation of the tax consequences of such cash payments.

Q:	How will Vector distribute shares of Spinco common stock to me?

A:

Holders of shares of Vector common stock on the record date will receive shares of our common stock, in book entry form. See “The Distribution — Manner of Effecting the Distribution” for a more detailed explanation.

Q:	What is the reason for the Distribution?

A:	The potential benefits considered by Vector’s board of directors in making the determination to consummate the Distribution included the following:

•

to provide each of Vector and the Company with increased flexibility to fully pursue and fund its business plan, including capital expenditures, investments and acquisitions that would be more difficult to consider or effectuate in the absence of the Distribution. This increased financial flexibility reflects the belief that investors in a company with the mix of assets that each of Vector and the Company will own following the Distribution will be more receptive to strategic initiatives that Vector and the Company may respectively pursue;

•

to create distinct and clear financial profiles and compelling investment cases. Investment in one or the other company may appeal to investors with different goals, interests and expectations. The Distribution will allow investors to make independent investment decisions with respect to Vector and the Company and may result in greater alignment between the interests of each company’s stockholder base and the characteristics of its respective business, capital structure and financial results;

•

to create independent equity securities and increased strategic opportunities. The Distribution will afford Vector and the Company the ability to offer their independent equity securities to the capital markets and enable each standalone company to use its own industry-focused stock to pursue portfolio enhancing acquisitions or other strategic opportunities that are more closely aligned with each company’s strategic goals and expected growth opportunities;

•

to facilitate incentive compensation arrangements for employees of each business more directly tied to the performance of the relevant company’s business and may enhance employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives of each of Vector and the Company; and

•

to increase the aggregate value of the stock of Vector and the Company above the value that the stock of Vector would have had if it had continued to represent an interest in both the businesses of Vector and the Company, so as to: (i) allow each company to use its stock to pursue and achieve strategic objectives, including evaluating and effectuating acquisitions and increasing the long-term attractiveness of equity compensation programs in a significantly more efficient and effective manner with significantly less dilution to existing stockholders; and (ii) allow each company to offer a more focused investment profile to investors.

Vector’s board of directors also considered several factors that might have a negative effect on Vector as a result of the Distribution. Vector’s common stock may come under initial selling pressure as certain Vector stockholders sell their shares because they are not interested in holding an investment in Vector’s remaining business. In addition, the Distribution would separate from Vector the business and assets of the Company, which represent significant value. Finally, following the Distribution, Vector and its remaining business will need to absorb certain corporate and administrative costs previously allocated to Douglas Elliman.

Vector’s board of directors considered certain aspects of the Distribution that may be adverse to the Company. The Company’s common stock may come under initial selling pressure as certain Vector stockholders sell their shares in the Company because they are not interested in holding an investment in the Company’s business. In addition, after the Distribution, the Company’s results will not reflect the generally more predictable cash flow from Vector’s tobacco and real estate investment businesses, which may result in more volatile and less predictable operating results and cash flow for the Company. As a result of the Distribution, the Company will bear significant incremental costs associated with being a publicly-held company and will need to absorb certain corporate and operational support costs previously allocated to Vector. Refer to the “Unaudited Pro Forma Condensed Combined Consolidated Financial Information” section for further details.

Q:	What are the federal income tax consequences to me of the Distribution?

A:

Vector expects to obtain an opinion from Sullivan & Cromwell LLP substantially to the effect that, among other things, the distribution by Vector of our common stock will qualify as a tax-free distribution under the Code. The Distribution is expected qualify as a tax-free distribution for U.S. federal income tax purposes for Vector and its stockholders with respect to Spinco stock that is distributed with respect to the stock of Vector and, except to the extent that you receive cash in lieu of fractional shares of our common stock, you will not recognize income, gain or loss, and no amount will be included in your income upon the receipt of shares of our common stock pursuant to the Distribution. The opinion and the above discussed consequences do not apply to the distribution of Spinco common stock with respect to Vector stock option awards and restricted stock awards. The opinion will not be binding on the IRS or the courts. See “The Distribution — Material U.S. Federal Income Tax Consequences of the Distribution.” Certain transactions related to the Distribution that are not addressed by the opinion could result in the recognition of income or gain by Vector. The opinion will rely on factual representations and reasonable assumptions, which, if incorrect or inaccurate, may jeopardize the ability to rely on such opinion.

Q:	Does Spinco intend to pay cash dividends?

A:

We currently contemplate paying a quarterly cash dividend of $0.05 per share of our common stock in the foreseeable future to the extent we have adequate cash to fund such dividends and subject to the future tax treatment of dividends generally. The declaration and payment of future dividends to holders of our common stock will fall within the sole discretion of our Board and will depend upon many factors, including our financial condition, earnings, capital requirements of our business, legal requirements (including potential changes to tax laws), regulatory constraints, industry practice and other factors that the Board deems relevant. We cannot guarantee that we will continue to pay any dividend even if we commence the payment of dividends. See “Dividend Policy.”

Q:	How will Spinco common stock trade?

A:

Currently, there is no public market for our common stock. We have applied for our common stock to be listed on the NYSE under the symbol “DOUG”. Assuming that such listing application is approved, it is anticipated that trading will commence on a when-issued basis prior to the Distribution. On the first trading day following the Distribution date, when-issued trading in respect of our common stock will end and regular way trading will begin.

Q:	Will the Distribution affect the trading price of my Vector common stock?

A:

Yes. After the initial distribution of our common stock, the trading price of Vector common stock may be lower than the trading price of the Vector common stock immediately prior to the Distribution. Moreover, until the market has evaluated the operations of Vector without the operations of the real estate services and PropTech business that was owned and operated by New Valley, the trading price of Vector common stock may fluctuate significantly. Vector believes that the separation of the Company from Vector offers its stockholders the greatest long-term value. However, the combined trading prices of Vector common stock and Spinco common stock after the Distribution may be lower than the trading price of Vector common stock prior to the Distribution. See “Risk Factors” beginning on page 30.

Q:	Can Vector decide to cancel the Distribution?

A:

Yes. The occurrence of the Distribution will be subject to certain conditions, including the final approval of the Vector board of directors. The Vector board of directors may, in its sole and absolute discretion, determine to impose or waive conditions to the Distribution or abandon the Distribution. If the Vector board of directors decides to cancel the Distribution or otherwise materially amend the terms of the Distribution, Vector will notify stockholders of such decision by issuing a press release and/or filing a current report on Form 8-K.

Q:	Do I have appraisal rights?

A:	No. Holders of Vector common stock are not entitled to appraisal rights in connection with the Distribution.

Q:	Who is the transfer and distribution agent for Spinco common stock?

A:	American Stock Transfer & Trust Company, 6201 15th Ave, Brooklyn, NY 11219. Telephone: (800) 937-5449. Corporate website: www.astfinancial.com.

Q:	Where can I get more information?

A:	If you have questions relating to the mechanics of the Distribution of shares of Spinco common stock, you should contact the transfer and distribution agent:

American Stock Transfer & Trust Company, 6201 15th Ave, Brooklyn, NY 11219. Telephone: (800) 937-5449. Corporate website: www.astfinancial.com.

If you have questions relating to the Distribution or Spinco, you should contact:

Vector Group Ltd.

Investor Relations Department

4400 Biscayne Boulevard

Miami, Florida 33137

Telephone: (305) 579-8000

THE DISTRIBUTION

General

Vector will distribute all of the outstanding shares of our common stock to the holders of Vector’s common stock (including Vector common stock underlying outstanding Vector stock option awards and restricted stock awards). We refer to this distribution of securities as the “Distribution.”

In the Distribution, each holder of Vector common stock (including Vector common stock underlying outstanding Vector stock option awards and restricted stock awards) will receive a distribution of one share of our common stock for every two shares of Vector common stock held as of the close of business, New York City time, on [●], 2021, which will be the record date.

Manner of Effecting the Distribution

The general terms and conditions relating to the Distribution will be set forth in the Distribution Agreement between us and Vector. Under the Distribution Agreement, the Distribution will be effective at 11:59 p.m., New York City time, on [●], 2021. For most Vector stockholders who own Vector common stock in registered form on the record date, our transfer and distribution agent will credit their shares of our common stock to book entry accounts established to hold these shares. Our transfer and distribution agent will send these stockholders a statement reflecting their ownership of our common stock. Book-entry refers to a method of recording stock ownership in our records in which no physical certificates are used. For stockholders who own Vector common stock through a broker or other nominee, their shares of our common stock will be credited to these stockholders’ accounts by the broker or other nominee. As further discussed below, fractional shares will not be distributed. Following the Distribution, stockholders whose shares are held in book entry form may request that their shares of our common stock be transferred to a brokerage or other account at any time, as well as delivery of physical stock certificates for their shares, in each case without charge.

VECTOR STOCKHOLDERS WILL NOT BE REQUIRED TO PAY FOR SHARES OF OUR COMMON STOCK RECEIVED IN THE DISTRIBUTION, OR TO SURRENDER OR EXCHANGE SHARES OF VECTOR COMMON STOCK IN ORDER TO RECEIVE OUR COMMON STOCK, OR TO TAKE ANY OTHER ACTION IN CONNECTION WITH THE DISTRIBUTION. NO VOTE OF VECTOR STOCKHOLDERS IS REQUIRED OR SOUGHT IN CONNECTION WITH THE DISTRIBUTION, AND VECTOR STOCKHOLDERS HAVE NO APPRAISAL RIGHTS IN CONNECTION WITH THE DISTRIBUTION.

Fractional shares of our common stock will not be issued to Vector stockholders as part of the Distribution or credited to book entry accounts. In lieu of receiving fractional shares, each holder of Vector common stock who would otherwise be entitled to receive a fractional share of our common stock will receive cash for the fractional interest, which generally will be taxable to such holder. An explanation of the tax consequences of the Distribution can be found below in the subsection captioned “— Material U.S. Federal Income Tax Consequences of the Distribution.” The transfer and distribution agent will, as soon as practicable after the Distribution date, aggregate fractional shares of our common stock into whole shares and sell them in the open market at the prevailing market prices and distribute the aggregate proceeds, net of brokerage fees, ratably to stockholders otherwise entitled to fractional interests in our common stock. The amount of such payments will depend on the prices at which the aggregated fractional shares are sold by the transfer and distribution agent in the open market shortly after the Distribution date.

See “Executive Compensation — Treatment of Outstanding Awards,” for a discussion of how outstanding Vector stock options and restricted stock awards will be affected by the Distribution.

In order to be entitled to receive shares of our common stock in the Distribution, Vector stockholders must be stockholders of record of Vector common stock at the close of business, New York City time, on the record date, [●], 2021.

Reasons for the Distribution

Vector’s board of directors has determined that separation of our business from Vector’s other business is in the best interests of Vector and its stockholders. The potential benefits considered by Vector’s board of directors in making the determination to consummate the Distribution included the following:

•

to provide each of Vector and the Company with increased flexibility to fully pursue and fund its business plan, including capital expenditures, investments and acquisitions that would be more difficult to consider or effectuate in the absence of the Distribution. This increased financial flexibility reflects the belief that investors in a company with the mix of assets that each of Vector and the Company will own following the Distribution will be more receptive to strategic initiatives that Vector and the Company may respectively pursue;

•

to create distinct and clear financial profiles and compelling investment cases. Investment in one or the other company may appeal to investors with different goals, interests and expectations. The Distribution will allow investors to make independent investment decisions with respect to Vector and the Company and may result in greater alignment between the interests of each company’s stockholder base and the characteristics of its respective business, capital structure and financial results;

•

to create independent equity securities and increased strategic opportunities. The Distribution will afford Vector and the Company the ability to offer their independent equity securities to the capital markets and enable each standalone company to use its own industry-focused stock to pursue portfolio enhancing acquisitions or other strategic opportunities that are more closely aligned with each company’s strategic goals and expected growth opportunities;

•

to facilitate incentive compensation arrangements for employees of each business more directly tied to the performance of the relevant company’s business and may enhance employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives of each of Vector and the Company; and

•

to increase the aggregate value of the stock of Vector and the Company above the value that the stock of Vector would have had if it had continued to represent an interest in both the businesses of Vector and the Company, so as to: (i) allow each company to use its stock to pursue and achieve strategic objectives, including evaluating and effectuating acquisitions and increasing the long-term attractiveness of equity compensation programs in a significantly more efficient and effective manner with significantly less dilution to existing stockholders; and (ii) allow each company to offer a more focused investment profile to investors.

Vector’s board of directors also considered several factors that might have a negative effect on Vector as a result of the Distribution. Vector’s common stock may come under initial selling pressure as certain Vector stockholders sell their shares because they are not interested in holding an investment in Vector’s remaining business. In addition, the Distribution would separate from Vector the business and assets of the Company, which represent significant value. Finally, following the Distribution, Vector and its remaining business will need to absorb certain corporate and administrative costs previously allocated to Douglas Elliman.

Vector’s board of directors considered certain aspects of the Distribution that may be adverse to the Company. The Company’s common stock may come under initial selling pressure as certain Vector stockholders sell their shares in the Company because they are not interested in holding an investment in the Company’s business. In addition, after the Distribution, the Company’s results will not reflect the generally more predictable cash flow from Vector’s tobacco and real estate investment businesses, which may result in more volatile and less predictable operating results and cash flow for the Company. As a result of the Distribution, the Company will bear significant incremental costs associated with being a publicly-held company and will need to absorb certain corporate and operational support costs previously allocated to Vector. Refer to the “Unaudited Pro Forma Condensed Combined Consolidated Financial Information” section for further details.

Results of the Distribution

After the Distribution, we will be a public company owning and operating the real estate services and PropTech investment business currently owned and operated by Vector through New Valley. Immediately after the Distribution, we expect to have approximately 1,558 holders of record of our common stock and approximately 77,628,949 shares of common stock outstanding, based on the number of stockholders of record and outstanding shares of Vector common stock (including shares of Vector common stock underlying outstanding Vector stock option awards and restricted stock awards) on September 30, 2021 and after giving effect to the delivery to stockholders of cash in lieu of fractional shares of our common stock and surrender of shares in respect of Vector stock option awards and restricted share awards. The actual number of shares to be distributed will be determined on the record date.

In connection with the Distribution, we will enter into a number of agreements with Vector (and certain of its subsidiaries) covering such areas as employee matters, tax and other services.

The Distribution will not affect the number of outstanding shares of Vector common stock (including the number of shares of Vector common stock underlying outstanding Vector stock option awards and restricted stock awards) or any rights of Vector stockholders.

Material U.S. Federal Income Tax Consequences of the Distribution

The following is a summary of the material U.S. federal income tax consequences of the Distribution to us, Vector and Vector stockholders. This summary is based on the Code, the regulations promulgated under the Code by the Department of the Treasury, and interpretations of such authorities by the courts and the IRS, all as of the date of this information statement and all of which are subject to change at any time, possibly with retroactive effect. Unless otherwise noted, this summary is limited to holders of Vector common stock that are U.S. holders, as defined below, that hold their shares of Vector common stock as capital assets, within the meaning of Section 1221 of the Code. Further, this summary does not discuss all tax considerations that may be relevant to holders of Vector common stock in light of their particular circumstances, nor does it address the consequences to holders of Vector common stock subject to special treatment under the U.S. federal income tax laws, such as tax-exempt entities, partnerships (including arrangements treated as partnerships for U.S. federal income tax purposes), persons who acquired such shares of Vector common stock pursuant to the exercise of employee stock options or otherwise as compensation, persons who were distributed Spinco common stock with respect to their Vector stock option awards and restricted stock awards, financial institutions, insurance companies, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons liable for the alternative minimum tax, persons who hold their shares of Vector common stock as part of a straddle, hedge, conversion, constructive sale, synthetic security, integrated investment or other risk-reduction transaction for U.S. federal income tax purposes, and persons whose functional currency is not the U.S. dollar. This summary does not address any U.S. federal estate, gift or other non-income tax consequences or any applicable state, local, foreign, or other tax consequences. Each stockholder’s individual circumstances may affect the tax consequences of the Distribution.

For purposes of this summary, a “U.S. holder” is a beneficial owner of Vector common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state or political subdivision thereof;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) it has a valid election in place under applicable U.S. Department of Treasury regulations to be treated as a U.S. person.

A “non-U.S. holder” is a beneficial owner of Vector common stock that is not a U.S. holder for U.S. federal income tax purposes.

If a partnership (including any arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of Vector common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares of Vector common stock should consult its tax advisor regarding the tax consequences of the Distribution.

Vector expects to obtain an opinion from Sullivan & Cromwell LLP substantially to the effect that, among other things, the distribution by Vector of our common stock will qualify as a tax-free distribution under the Code. The opinion will not be binding on the IRS or the courts. Certain transactions related to the Distribution that are not addressed by the opinion could result in the recognition of income or gain by Vector. The opinion will rely on factual representations and reasonable assumptions, which, if incorrect or inaccurate, may jeopardize the ability to rely on such opinion.

On the basis of the opinion Vector expects to receive, and assuming that Vector common stock is a capital asset in the hands of a Vector stockholder on the Distribution date:

•

Except for any cash received in lieu of a fractional share of our common stock, a Vector stockholder will not recognize any income, gain or loss as a result of the receipt of our common stock in the Distribution.

•

A Vector stockholder’s holding period for our common stock received (including, for this purpose, any fractional share of our common stock for which cash is received) in the Distribution will include the period for which that stockholder’s Vector common stock was held.

•

A Vector stockholder’s tax basis for our common stock received in the Distribution will be determined by allocating to that common stock, on the basis of the relative fair market values of Vector common stock and our common stock at the time of the Distribution, a portion of the stockholder’s tax basis in its Vector common stock. A Vector stockholder’s tax basis in its Vector common stock will be decreased by the portion allocated to our common stock.

•

The receipt of cash in lieu of a fractional share of our common stock generally will be treated as a sale of the fractional share of our common stock, and a Vector stockholder will recognize gain or loss equal to the difference between the amount of cash received and the stockholder’s tax basis in the fractional share of our common stock, as determined above. The gain or loss will be long-term capital gain or loss if the holding period for the fractional share of our common stock, as determined above, is more than one year.

•

The Distribution will not be a taxable transaction to us or Vector. However, certain transactions related to the Distribution that are not expected to be addressed by the opinion could result in the recognition of income or gain by Vector.

If the Distribution does not qualify for tax-free treatment for U.S. federal income tax purposes, then, in general, Vector would recognize taxable gain in an amount equal to the excess of the fair market value of our common stock distributed in the Distribution over Vector’s tax basis therein (i.e., as if it had sold such common stock in a taxable sale for its fair market value). In addition, the receipt by Vector stockholders of our common stock would be a taxable distribution, and each U.S. holder that receives our common stock in the Distribution would be treated as if the U.S. holder had received a distribution equal to the fair market value of our common stock that was distributed to it, which generally would be treated first as a taxable dividend to the extent of such holder’s pro rata share of Vector’s earnings and profits, then as a non-taxable return of capital to the extent of the holder’s tax basis in its Vector common stock, and thereafter as capital gain with respect to any remaining value.

Even if the Distribution otherwise qualifies for tax-free treatment under the Code, the Distribution may be taxable to Vector and would result in a significant U.S. federal income tax liability to Vector (but not to the

Vector stockholders) under Section 355(e) of the Code if the Distribution were deemed to be part of a plan (or a series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50% or greater interest, by vote or value, in Vector or us. For this purpose, any acquisitions of Vector’s stock or our stock within the period beginning two years before the Distribution and ending two years after the Distribution are presumed to be part of such a plan, although Vector or we may be able to rebut that presumption. The process for determining whether a prohibited acquisition has occurred under the rules described in this paragraph is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. Vector or we might inadvertently cause or permit a prohibited change in the ownership of Vector or us to occur, thereby triggering tax to Vector, which could have a material adverse effect. If such an acquisition of our stock or Vector’s stock triggers the application of Section 355(e) of the Code, Vector would recognize taxable gain equal to the excess of the fair market value of our common stock distributed in the Distribution over Vector’s tax basis therein, but the Distribution would be tax-free to each Vector stockholder. In certain circumstances, under the tax disaffiliation agreement between Vector and us (the “Tax Disaffiliation Agreement”), we would be required to indemnify Vector against certain taxes imposed on Vector if they resulted from certain actions by us after the Distribution, and Vector would be required to indemnify us against certain taxes imposed on us if they resulted from certain actions by Vector after the Distribution. Please see “Certain Relationships and Related Party Transactions — Relationship Between Vector and Us After the Distribution — Tax Disaffiliation Agreement” for a more detailed discussion of the Tax Disaffiliation Agreement between Vector and us.

Payments of cash in lieu of a fractional share of our common stock made in connection with the Distribution may, under certain circumstances, be subject to backup withholding, unless a holder provides proof of an applicable exception or a correct taxpayer identification number, and otherwise complies with the applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not additional tax and may be refunded or credited against the holder’s U.S. federal income tax liability, provided that the holder furnishes the required information to the IRS.

U.S. Treasury regulations require certain Vector stockholders with significant ownership in Vector that receive shares of our stock in the Distribution to attach to their U.S. federal income tax return for the year in which such stock is received a detailed statement setting forth such data as may be appropriate to show that the Distribution is tax-free under the Code. Upon request, Vector will provide its stockholders who receive our common stock pursuant to the Distribution with the information necessary to comply with such requirement.

A non-U.S. holder generally will be subject to U.S. federal income tax with respect to gain realized on a sale or other taxable disposition of our common stock if we are or have been a “United States real property holding corporation” (a “USRPHC”) within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or the holder’s holding period in our common stock. In general, we would be a USRPHC if “United States real property interests” (as defined in the Code and Treasury Regulations) constituted (by fair market value) at least half of our assets. We believe that we are not, and do not anticipate becoming, a USRPHC. However, because this belief is based on factual evaluations that are dependent upon a number of factors, some of which are beyond our control (including, for example, fluctuations in the value of our assets), there can be no assurance that we are not or will not become a USRPHC. Even if we were to be treated as a USRPHC, gain realized by a non-U.S. holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (i) the non-U.S. holder owned, directly, indirectly, or constructively, no more than five percent of our common stock at all times within the shorter of (x) the five-year period preceding the disposition or (y) the holder’s holding period and (ii) our common stock is “regularly traded” (as defined in the applicable Treasury Regulations) on an established securities market. There can be no assurance that our common stock will qualify as regularly traded for such purposes.

EACH VECTOR STOCKHOLDER SHOULD CONSULT ITS TAX ADVISOR ABOUT THE PARTICULAR CONSEQUENCES OF THE DISTRIBUTION TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS AND POSSIBLE CHANGES IN TAX LAW THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Listing and Trading of Our Common Stock

There is not currently a public market for our common stock. We have applied for our common stock to be listed on the NYSE under the symbol “DOUG”. Assuming that such listing application is approved, it is anticipated that trading will commence on a when-issued basis prior to the Distribution. On the first trading day following the Distribution date, when-issued trading in our common stock will end and regular way trading will begin. “When-issued trading” refers to trading which occurs before a security is actually issued. These transactions are conditional with settlement to occur if and when the security is actually issued and the NYSE determines transactions are to be settled. “Regular way trading” refers to normal trading transactions, which are settled by delivery of the securities against payment on the third business day after the transaction.

We cannot assure you as to the price at which our common stock will trade before, on or after the Distribution date. Until our common stock is fully distributed and an orderly market develops in our common stock, the price at which such stock trades may fluctuate significantly. In addition, the combined trading prices of our common stock and Vector common stock held by stockholders after the Distribution may be less than, equal to, or greater than the trading price of the Vector common stock prior to the Distribution.

The shares of our common stock distributed to Vector stockholders will be freely transferable, except for shares received by people who may have a special relationship or affiliation with us or shares subject to contractual restrictions. People who may be considered our affiliates after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with us. This may include certain of our officers and directors. Persons who are our affiliates will be permitted to sell their shares only pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), or an exemption from the registration requirements of the Securities Act, or in compliance with Rule 144 under the Securities Act.

Reason for Furnishing this Information Statement

This information statement is being furnished by Vector solely to provide information to stockholders of Vector who will receive shares of our common stock in the Distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of our securities. We and Vector will not update the information in this information statement except in the normal course of our and Vector’s respective public disclosure obligations and practices.

RISK FACTORS

You should carefully consider the following risk factors and all the other information contained in this information statement in evaluating us and our common stock.

Risks Associated with Our Real Estate Services Business.

We are subject to risks relating to the real estate industry.

The real estate industry is significantly affected by changes in economic and political conditions as well as real estate markets, which could adversely impact returns on our investments, trigger defaults in project financing, cause cancellations of property sales, reduce the value of our properties or investments and could affect our results of operations and liquidity. The real estate industry is cyclical and is significantly affected by changes in general and local economic conditions which are beyond our control.

These conditions include short-term and long-term interest rates, inflation, fluctuations in debt and equity capital markets, levels of unemployment, consumer confidence and the general economic condition of the United States and the global economy. The real estate market also depends upon the strength of financial institutions, which are sensitive to changes in the general macroeconomic environment. Lack of available credit or lack of confidence in the financial sector could impact the real estate market, which in turn could adversely affect our business, financial condition and results of operations.

Any of the following could be associated with cyclicality in the real estate market by halting or limiting a recovery in the residential real estate market, and have an adverse effect on our business by causing periods of lower growth or a decline in the number of home sales and/or property prices which in turn could adversely affect our revenue and profitability:

•	periods of economic slowdown or recession;

•	rising interest rates;

•	the general availability of mortgage financing;

•	a negative perception of the market for residential real estate;

•	commission pressure from brokers who discount their commissions;

•	an increase in the cost of homeowners’ insurance;

•	weak credit markets;

•	a low level of consumer confidence in the economy and/or the real estate market;

•	instability of financial institutions;

•

legislative, tax or regulatory changes that would adversely impact the real estate market, including but not limited to potential reform relating to Fannie Mae, Freddie Mac and other government sponsored entities that provide liquidity to the U.S. housing and mortgage markets, and potential limits on, or elimination of, the deductibility of certain mortgage interest expense and property taxes;

•	adverse changes in economic and general business conditions in the New York metropolitan area;

•	a decline in the affordability of homes;

•	declining demand for real estate;

•	decreasing home ownership rates, declining demand for real estate and changing social attitudes toward home ownership;

•	acts of God, such as hurricanes, earthquakes and other natural disasters, or acts or threats of war or terrorism; and/or

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adverse changes in global, national, regional and local economic and market conditions, particularly in the New York metropolitan area and the other markets where we operate, including those relating to pandemics and health crises, such as the COVID-19 pandemic.

A reduction in the attractiveness of the real estate markets of New York City and the other markets in which we operate could affect our business, financial condition and results of operations.

The Tax Cuts and Jobs Act of 2017 (the “Tax Act”) placed new limits on mortgage interest deductions as well as state and local income and property tax deductions. The loss of the use of these deductions may encourage residents of states with high income and property taxes and costs of housing to migrate to states with lower tax rates and housing costs. In 2020, approximately 73.0% of our closed sales occurred in New York, California, Connecticut, New Jersey and Massachusetts, and a migration of residents from these markets or a reduction in the attractiveness of these markets as a place to live could adversely impact our business, financial condition and results of operations.

We are impacted by the attractiveness of New York City as a place to live and invest in and its status as an international center for business and commerce. If New York City’s economy stagnates or contracts or if there are significant concerns or uncertainty regarding the strength of New York City’s economy due to domestic, international or global macroeconomic trends (including, in particular, relaxation of social distancing measures and office re-openings coupled with further adoption of remote work trends), or other factors (including, in particular, any matters which adversely affect New York City’s status as an international center for business and commerce or the economic benefits of New York City’s financial services industry), the New York metropolitan area may become a less attractive place to live, work, study or to own residential property for investment purposes. The attractiveness of New York City may also be negatively affected by other factors, including high residential property sales prices or rents (or a risk or perceived risk of a fall in sales prices in the future), high costs of living, the impact of the Tax Act, the impact of changes in state tax law, such as the real estate transfer tax on luxury property, and negative perceptions surrounding quality of life, safety and security (including the risk or perceived risk of acts of terrorism or protests).

Any reduction in the attractiveness of New York City as a place to live or a place to invest in residential real estate and any matters which adversely affect New York City’s status as an international center for business and commerce could result in a reduction, by volume and/or by value, in residential property sales transactions in the New York metropolitan area, which would adversely affect our business, financial condition and results of operations.

Lack of financing for homebuyers in the U.S. residential real estate market at favorable rates and on favorable terms could have a material adverse effect on our financial performance and results of operations.

Our business is significantly impacted by the availability of financing at favorable rates or on favorable terms (including interest rates and mortgage underwriting standards) for homebuyers, which may be affected by government regulations and monetary policies of the federal government and its agencies.

The monetary policy of the U.S. government, and particularly the Federal Reserve Board, which regulates the supply of money and credit in the U.S., significantly affects the availability of financing at favorable rates and on favorable terms, which in turn significantly affects the domestic real estate market.

We believe that low mortgage rates has been a significant factor in the trend in increased homeowner equity and growth in home prices and sales. Policies of the Federal Reserve Board affect interest rates available to potential homebuyers. Changes in the Federal Reserve Board’s policies, the interest rate environment and mortgage market are beyond our control, are difficult to predict, and could restrict the availability of financing for homebuyers, which could result in lower transaction prices or volume, that would, if realized, have a material adverse effect on our business, results of operations and financial condition.

In addition, the imposition of more stringent mortgage underwriting standards or a reduction in the availability of alternative mortgage products could also reduce homebuyers’ ability to access the credit markets on reasonable terms and adversely affect the ability and willingness of prospective buyers to finance home purchases or to sell their existing homes. A decline in the number of home sale transactions or mortgage and refinancing activity due to the foregoing would adversely affect our operating results.

A significant adoption by consumers of alternatives to full-service agents could have an adverse effect on our business, financial condition and results of operations.

A significant change in consumer sales that eliminates or minimizes the role of the agent in the real estate transaction process could have an adverse effect on our business, financial condition and results of operations. These options may include direct-buyer companies (also called iBuyers) that purchase directly from the seller at below-market rates in exchange for speed and convenience and then resell them shortly thereafter at market prices, and discounters who reduce the role of the agent in order to offer sellers a low commission or a flat fee while giving rebates to buyers. Consumer preferences regarding buying or selling houses and financing their home purchase will determine if these models reduce or replace the long-standing preference for full-service agents.

We depend on a strong brand, and any failure to maintain, protect and enhance the Douglas Elliman brand would have an adverse effect on our ability to grow our real estate brokerage business.

We have developed a strong brand that we believe has contributed significantly to the success of our business. Maintaining, protecting and enhancing Douglas Elliman as a premium real estate brokerage brand is critical to growing our business. If we do not successfully build and maintain a strong brand, our real estate brokerage business could be negatively impacted. Preserving and increasing the quality of the Douglas Elliman brand may require us to make substantial investments in areas such as marketing, community relations, outreach technology and employee training. Douglas Elliman actively engages in print and online advertisements, social media, targeted promotional mailings and email communications and engages on a regular basis in public relations and sponsorship activities. There is no assurance that those activities will enhance Douglas Elliman’s brand awareness.

Brand value can be severely damaged even by isolated incidents, particularly if the incidents receive considerable negative publicity or result in litigation. Some of these incidents may relate to the way we manage our relationship with our agents, our growth strategies or the ordinary course of our business or our brokerage business. Other incidents may arise from events that are or may be beyond our ability to control and may damage our brand, such as actions taken (or not taken) by one or more agents relating to health, safety, welfare or other matters; cybersecurity incidents; litigation and claims; failure to maintain high ethical and social standards for all of our operations and activities; failure to comply with local laws and regulations; and illegal activity targeted at Douglas Elliman or others. Douglas Elliman’s brand value could diminish significantly if any such incidents or other matters erode consumer confidence in it, which may result in a decrease in our total agent count and, ultimately, could adversely affect our business and operating results.

The failure of third-party vendors or partners to perform as we expect or appropriately manage risks, or our failure to adequately monitor third-party performance, could result in harm to our reputation and have a material adverse effect on our business and results of operations.

We engage with third-party vendors and partners in a variety of ways, ranging from strategic collaborations and product development to running key internal operational processes and critical client systems. In many instances, these third parties are in direct contact with our agents and customers in order to deliver services on our behalf or to fulfill their role in the applicable collaboration. In some instances, these third parties may be in possession of personal information of our customers, agents or employees. In other instances, these third parties may play a critical role in developing products and services central to our business strategy. Our third-party partners may encounter difficulties in the provision of required deliverables or may fail to provide us with timely services, which may delay us, and also may make decisions that may harm us or that are contrary to our best interests, including by pursuing opportunities outside of the applicable Company project or program, to the detriment of such project or program.

If our third-party partners or vendors (or their respective vendors) were to fail to perform as we expect, fail to appropriately manage risks, provide diminished or delayed services to our customers or face cybersecurity breaches of their information technology systems, or if we fail to adequately monitor their performance, our operations and reputation could be materially adversely affected, in particular any such failures related to the development of key products. Depending on the function involved, vendor or third-party application failure or error may lead to increased costs, business disruption, distraction to management, processing inefficiencies, the loss of or damage to intellectual property or sensitive data through security breaches or otherwise, effects on financial reporting, loss of customers, damage to our reputation, or litigation, regulatory claims and/or remediation costs (including claims based on theories of breach of contract, vicarious liability, negligence or failure to comply with laws and regulations). Third-party vendors and partners (or their respective vendors) may also fail to maintain or keep adequate levels of insurance, which could result in a loss to us or expose us to litigation. The actions of our third party vendors and unaffiliated third-party developers are beyond our control. We face the same risks with respect to subcontractors that might be engaged by our third-party vendors and partners or their subcontractors.

The real estate brokerage business in the New York City metropolitan area, Florida, California, Massachusetts, Colorado, New Jersey, Connecticut, and Texas is extremely competitive.

We compete with other multi-office independent real estate organizations and with franchise real estate organizations competing in local areas. Competition is particularly intense in the densely populated metropolitan areas of New York City, South Florida and Los Angeles in which we operate. In addition, in the real estate brokerage industry, new participants face minimal barriers to entry into the market. We also compete for the services of qualified licensed agents. The ability of our brokerage offices to retain agents is generally subject to numerous factors, including the sales commissions they receive, advertising support and perception of brand value.

The financial results of our real estate brokerage business are affected directly by the success of our agents.

Our real estate brokerage offices generate revenue in the form of commissions and service fees. Accordingly, our financial results depend upon the operational and financial success of our brokerage offices and our agents. As mentioned above, there is significant competition among brokerage firms for the services of high producing agents. The failure to recruit and retain these agents could negatively impact the financial success of our brokerage business.

Contractual obligations related to confidentiality and noncompetition may be ineffective or unenforceable against departing employees.

Our operations are dependent on the efforts, abilities and experience of our employees, and we compete for their services. We have contracts with certain employees that include provisions preventing these persons from competing with us both during and after the term of our employment contracts with them. Enforceability of the non-compete agreements that we have in place is not guaranteed, and contractual restrictions could be breached without discovery or adequate remedies.

On July 9, 2021, President Biden signed an executive order encouraging the Federal Trade Commission to curtail unfair use of non-compete agreements and other agreements that may unfairly limit worker mobility. While we cannot predict how the initiatives set forth in the executive order will be implemented or, as a result, the impact that the executive order will have on our operations, there is now increased uncertainty regarding the long-term enforceability of our non-compete agreements.

Douglas Elliman is subject to risks and operational limitations associated with its strategic alliance with Knight Frank Residential.

Douglas Elliman has entered into a strategic alliance with Knight Frank Residential, the world’s largest privately-owned property consultancy, to market, through co-branded offices across New York City; Westchester, Nassau and Suffolk counties in New York State; Miami-Dade, Broward and Palm Beach counties in South Florida; the greater City of Los Angeles metropolitan area, including Malibu; Eagle and Pitkin counties in the State of Colorado; and Fairfield County in the State of Connecticut, as well as to select top-tier agents, certain luxury residential properties of at least $2 million to international audiences. The agreement provides for sharing of commissions and certain other payments in respect of jointly marketed properties. This strategic alliance subjects Douglas Elliman to a number of risks, including risks associated with the sharing of proprietary information between parties, non-performance by Douglas Elliman or Knight Frank Residential of obligations under the strategic alliance agreement, disputes over strategic or operational decisions or other matters and reputational risks, as well as litigation risks associated therewith. In particular, Douglas Elliman is subject to certain exclusivity and non-compete provisions in connection with marketing and selling properties outside the United States in markets in which Knight Frank Residential operates, subject to certain exceptions. Although Douglas Elliman believes that the strategic alliance enhances its ability to serve its luxury customers, such restrictions could limit Douglas Elliman’s growth prospects.

Any decrease in our gross commission income or the percentage of commissions that we collect may harm our business, results of operations and financial condition.

Our business model depends upon our agents’ success in generating gross commission income, which we collect and from which we pay to them net commissions. Real estate commission rates vary somewhat by market, and although historical rates have been relatively consistent over time across markets, there can be no assurance that prevailing market practice will not change in a given market, or across the industry, in the future. Customary commission rates could change due to market forces locally or industry-wide, as well as due to regulatory or legal changes in such markets, including as a result of litigation or enforcement actions. If any such decrease in commission rates were to occur, our business, financial condition, and results of operations may be adversely impacted.

In addition, there can be no assurance that we will be able to maintain the percentage of commission income that we collect from our agents. If industry conditions change, we may be forced to reduce the percentage of commissions that we collect from our agents, and our business, financial condition, and results of operations may be adversely impacted.

Negligence or intentional actions of real estate agents engaged by us could materially and adversely affect our reputation and subject us to liability.

Our operations rely on the performance of real estate agents. If our agents were to provide lower quality services to our customers or engage in negligent or intentional misconduct, our image and reputation could be materially adversely affected. In addition, we could also be subject to litigation and regulatory claims arising out of their performance of brokerage services, which if adversely determined, could materially and adversely affect us.

There may be adverse financial and operational consequences to us if independent real estate agents are reclassified as employees.

Although the legal relationship between residential real estate brokers and licensed real estate agents throughout most of the real estate industry historically has been that of independent contractor, newer rules and interpretations of state and federal employment laws and regulations, including those governing employee classification and wage and hour regulations in our and other industries, may impact industry practices and our company owned brokerage operations.

Significant agent reclassification determinations in the absence of available exemptions from minimum wage or overtime laws, including damages and penalties for prior periods (if assessed), could be disruptive to our business, constrain our operations in certain jurisdictions and could have a material adverse effect on the operational and financial performance of the Company.

We may not be able to maintain or establish relationships with multiple listing services (“MLSs”) and third-party listing services, which could limit the information we are able to provide to our agents and clients.

Our ability to attract agents and to appeal to clients depends upon providing a robust number of listings. To provide these listings, we maintain relationships with multiple listing services and other third-party listing providers and aggregators, as well as our agents themselves to include listing data in our services. Certain of our agreements with real estate listing providers are short-term agreements that may be terminated with limited notice. The loss of some of our existing relationships with listing providers, whether due to termination of agreements or otherwise, changes to our rights to use listing data, or an inability to continue to add new listing providers, may cause our listing data to omit information important to our agents or clients. Any loss or changes to our rights to use listing data or add listings, or any similar loss of rights in the markets we serve, could negatively impact agent and client confidence in the listing data we provide and reduce our ability to attract and retain agents, which could harm our business, financial condition, and results of operations.

Industry structure changes that disrupt the functioning of the residential real estate market could materially adversely affect our operations and financial results.

Through our brokerages, we participate in MLSs and are a member of the National Association of Realtors (“NAR”) and state real estate associations and, accordingly, are subject to each group’s rules, policies, data licenses, and terms of service. The rules of each MLS to which we belong can vary widely and are complex.

From time to time, certain industry practices, including NAR and MLS rules, have come under regulatory scrutiny. There can be no assurances as to whether the Department of Justice (the “DOJ”) or Federal Trade Commission, their state counterparts, or other governmental body will determine that any industry practices or developments have an anti-competitive effect on the industry. Any such determination could result in industry investigations, legislative or regulatory action or other actions, any of which could have the potential to disrupt our business.

On July 1, 2021, the DOJ announced its withdrawal from a settlement agreement reached during the prior administration with the NAR in relation to claims of anticompetitive behavior with respect to commissions received by buyers’ agents from sellers’ agents. The settlement previously required NAR to adopt certain rule changes, such as increased disclosure of commission offers from sellers’ agents to buyers’ agents. Although Douglas Elliman has not experienced a material erosion of commission percentage rates during 2017 and 2021, the withdrawal of the DOJ from this settlement and the executive order signed by President Biden on July 9, 2021 directs the Federal Trade Commission to consider additional rule making pertaining to the real estate industry indicates increased regulatory scrutiny of the real estate industry. Such increased focus may reduce the fees we receive, require additional expenditure, or distract our management’s attention from pursuing our growth strategy, each of which, in turn, could adversely affect our financial condition and results of operations.

Meaningful changes in industry operations or structure, as a result of governmental pressures, the result of litigation, changes to NAR or MLS rules, the actions of certain competitors or the introduction or growth of certain competitive models, or otherwise could materially adversely affect our operations, revenues, earnings and financial results.

We are impacted by the performance of the real estate market in the New York metropolitan area, which has been adversely impacted by COVID-19.

Our business significantly depends on sales transactions for residential property in the New York City market, and we derived approximately 29% of our revenues in 2020 and 46% of our revenues in 2019 and 2018 from the

New York City market. Published reports and data indicate that the New York metropolitan area was impacted more than any other area in the United States by the COVID-19 pandemic. Various governmental agencies in the New York metropolitan area and other markets where we operate and where our real estate investments are located instituted, and may institute again in the future, quarantines, “pause” orders, “shelter-in-place” rules, restrictions on travel and restrictions on the types of businesses that can operate. For example, our agents were restricted from performing personal showings of properties or conducting open houses in most of our markets from March 2020 to June 2020. As a result of such measures, volumes of residential property sales transactions in New York City declined significantly in 2020, and the aggregate sales commissions we earned on sales transactions in the New York City area correspondingly declined. Although the suburban New York markets have improved and, recently, we have seen significant improvement in the New York City market, these measures have had, and if such measures are imposed again in the future, may have, a significant effect on our financial condition and results of operations, notwithstanding the mitigating actions we initiated (including employee-related and other expense-reduction measures) and expect to continue during and immediately following this pandemic.

Our real estate brokerage offices generate revenue in the form of commissions and service fees. Accordingly, our financial results depend upon the operational and financial success of our brokerage offices and our agents. In response to the COVID-19 pandemic, we made significant operating adjustments in our real estate brokerage business, including staff reductions, which could negatively impact the financial success of our brokerage business in the future. Although certain of these measures have been reversed, these actions may have adversely affected employee morale, our culture, our ability to attract and retain employees and the success of our brokerage business.

The COVID-19 pandemic could continue to have a material impact on our business; the likelihood and magnitude of a material impact increases with the amount of time the virus impacts activity levels in locations in which we operate. Therefore, we are unable to predict the ultimate impact of the COVID-19 pandemic on our future financial condition, results of operations and cash flows.

Infringement, misappropriation or dilution of the Douglas Elliman intellectual property could harm our business.

We regard the Douglas Elliman trademark portfolio as having significant value and as being an important factor in the marketing of our brand. We believe that this and other intellectual property are valuable assets that are critical to our success. We rely on a combination of protections provided by contracts, as well as copyright, trademark, and other laws, to protect our intellectual property from infringement, misappropriation or dilution. We have registered certain trademarks and service marks and have other trademark and service mark registration applications pending in the U.S. and foreign jurisdictions. Although we monitor our trademark portfolio both internally and through external search agents and impose an obligation on agents to notify us upon learning of potential infringement, there can be no assurance that we will be able to adequately maintain, enforce and protect our trademarks or other intellectual property rights.

We are not aware of any challenges to our right to use any of our brand names or trademarks. We are commonly involved in numerous proceedings, generally on a small scale, to enforce our intellectual property and protect our brand. Unauthorized uses or other infringement of our trademarks or service marks, including ones that are currently unknown to us, could diminish the value of our brand and may adversely affect our business. Failure to adequately protect our intellectual property rights could damage our brand and impair our ability to compete effectively. Even where we have effectively secured statutory protection for our trademarks and other intellectual property, our competitors may misappropriate our intellectual property. Defending or enforcing our trademark rights, branding practices and other intellectual property, and seeking an injunction and/or compensation for misappropriation of confidential information, could result in the expenditure of significant resources and divert the attention of management, which in turn may adversely affect our business and operating results.

Moreover, unauthorized third parties may use the Douglas Elliman intellectual property to trade on the goodwill of our brand, resulting in consumer confusion or dilution. Any reduction of our brand’s goodwill, consumer confusion, or dilution is likely to impact sales, and could adversely affect our business and operating results.

We rely on traffic to our websites, including our flagship website, elliman.com, directed from search engines. If these websites fail to rank prominently in unpaid search results, traffic to these websites could decline and our business would be adversely affected.

Our success depends in part on our ability to attract users through unpaid Internet search results on search engines. The number of users we attract to our websites, including our flagship website elliman.com, from search engines is due in large part to how and where our websites rank in unpaid search results. These rankings can be affected by a number of factors, many of which are not under our direct control, and they may change frequently. For example, a search engine may change its ranking algorithms, methodologies or design layouts. As a result, links to our websites may not be prominent enough to drive traffic to our websites, and we may not know how or otherwise be in a position to influence the results. In some instances, search engine companies may change these rankings in order to promote their own competing services or the services of one or more of our competitors. Our websites have experienced fluctuations in search result rankings in the past, and we anticipate fluctuations in the future. Any reduction in the number of users directed to our websites could adversely affect our real estate brokerage business and results of operations. Further, a failure of our websites or website-based technology, either due to malfunction, outside intrusion through hacking or otherwise, could significantly disrupt our business and lead to reduced revenue and reputational damage as we may not be able to effectively scale and adapt our existing technology and network infrastructure to ensure our platforms are accessible.

We rely on licenses to use the intellectual property rights of third parties which are incorporated into our products and services. Failure to renew or expand existing licenses may require us to modify, limit or discontinue certain offerings, which could materially affect our business, financial condition and results of operations.

We rely on products, technologies and intellectual property that we license from third parties for use in our services. We cannot assure that these third-party licenses, or support for such licensed products and technologies, will continue to be available to us on commercially reasonable terms, if at all. In the event that we cannot renew and/or expand existing licenses, we may be required to discontinue or limit our use of the products and technologies that include or incorporate the licensed intellectual property.

We cannot be certain that our licensors are not infringing the intellectual property rights of others or that our suppliers and licensors have sufficient rights to the technology in all jurisdictions in which we may operate. Some of our license agreements may be terminated by our licensors for convenience. If we are unable to obtain or maintain rights to any of this technology because of intellectual property infringement claims brought by third parties against our suppliers and licensors or against us, or if we are unable to continue to obtain the technology or enter into new agreements on commercially reasonable terms, our ability to develop our services containing that technology could be severely limited and our business could be disrupted or otherwise harmed. Additionally, if we are unable to obtain necessary technology from third parties, we may be forced to acquire or develop alternate technology, which may require significant time and effort and may be of lower quality or performance standards. This would limit and delay our ability to provide new or competitive offerings and increase our costs. If alternate technology cannot be obtained or developed, we may not be able to offer certain functionality as part of our offerings, which could adversely affect our business, financial condition and results of operations.

Some of our products and services contain open source software, which may pose particular risks to our proprietary software, products, and services in a manner that could have a negative effect on our business.

We use open source software in our products and services and anticipate using open source software in the future. Some open source software licenses require those who distribute open source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open source code on unfavorable terms or at no cost, and we may be subject to such terms. The terms of certain open source licenses to which our business is subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, we could face claims from third parties alleging ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. The use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a negative effect on our business, financial condition and results of operations.

Failure to successfully complete or integrate acquisitions and joint ventures into our existing operations, or to complete or effectively manage divestitures, could adversely affect our business, financial condition or results of operations.

We regularly review and evaluate potential acquisitions, joint ventures, divestitures, and other strategic transactions. Potential issues associated with these activities could include, among other things: our ability to complete or effectively manage such transactions on terms commercially favorable to us or at all; our ability to realize the full extent of the expected returns, benefits, cost savings or synergies as a result of a transaction, within the anticipated time frame, or at all; and diversion of management’s attention from day-to-day operations. In addition, the success of any future acquisition strategy we may pursue will depend upon our ability to fund such acquisitions given our total outstanding indebtedness, find suitable acquisition candidates on favorable terms and for target companies to find our acquisition proposals more favorable than those made by other competitors. If an acquisition or joint venture is not successfully completed or integrated into our existing operations (including our internal controls and compliance environment), or if a divestiture is not successfully completed or managed or does not result in the benefits or cost savings we expect, our business, financial condition or results of operations may be adversely affected.

Risks Associated with our PropTech Investments

There are risks inherent in PropTech Investments.

Our PropTech investments may involve a high degree of risk. In general, financial and operating risks confronting portfolio companies can be significant. While targeted returns should reflect the perceived level of risk in any investment situation, there can be no assurance that New Valley Ventures will be adequately compensated for risks taken, and the loss of its entire investment is possible. The investments may be difficult to value, and the timing of any profit realization is highly uncertain. Losses are likely to occur.

Early-stage and development-stage companies often experience unexpected problems in the areas of product development, manufacturing, marketing, financing and general management, which, in some cases, cannot be adequately solved. In addition, such companies may require substantial amounts of financing which may not be available through institutional private placements or the public markets. The percentage of companies that survive and prosper can be small.

Investments in more mature companies in the expansion or profitable stage may involve substantial risks. Such companies typically have obtained capital in the form of debt and/or equity to expand rapidly, reorganize operations, acquire other businesses, or develop new products and markets. These activities by definition involve a significant amount of change in a company and could give rise to significant problems in sales, manufacturing, and general management of these activities.

We may engage in business activities that could result in us holding investment interests in a number of entities which could subject us to regulation under the Investment Company Act of 1940.

Although we will be subject to regulation under the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we believe we will not be subject to regulation under the Investment Company Act of 1940 (the “Investment Company Act”) insofar as we will not be engaged in the business of investing or trading in securities within the definitions and parameters which would make us subject to the Investment Company Act, or holding unconsolidated minority interests in multiple companies and cash that might fall within the “holding company” definitions under the Investment Company Act. We will maintain controls and procedures designed to ensure that we will not be subject to regulation under the Investment Company Act. In the event we engage in business activities that result in us holding minority interests in a number of nonconsolidated entities with significant value, we might become subject to regulation under the Investment Company Act. In such event, we would be required to register as an investment company and incur significant registration and compliance costs. Additionally, the Investment Company Act requires that a number of structural safeguards, such as an independent board of directors and a separate investment adviser whose contract must be approved by a majority of the company’s shareholders, be put in place within such companies. The Investment Company Act also imposes significant disclosure and reporting requirements beyond those found in the Securities Act and the Exchange Act. Likewise, the Investment Company Act contains its own anti-fraud provisions and private remedies, and it strictly limits investments made by one investment company in another to prevent pyramiding of investment companies, leading to consolidated investment companies acting in the interest of other investment companies rather than in the interest of securities holders. Regulation of Douglas Elliman as an investment company would significantly impair our business plan and operations and could have a material adverse effect on our financial condition.

Risks Relating to Our Structure and Other Business Risks

Our quarterly results and other operating metrics may fluctuate from quarter to quarter, which makes these metrics difficult to predict.

Our results of operations have fluctuated in the past and are likely to fluctuate significantly from quarter-to-quarter and year-to-year in the future for a variety of reasons, many of which are outside of our control and difficult to predict. As a result, you should not rely upon our historical results of operations as indicators of future performance. Numerous factors can influence our results of operations, including:

•	our ability to attract and retain agents;

•	our ability to develop new solutions and offer new services on our platform;

•	changes in interest rates or mortgage underwriting standards;

•	the actions of our competitors;

•	costs and expenses related to the strategic acquisitions and partnerships;

•	increases in and timing of operating expenses that we may incur to grow and expand our operations and to remain competitive;

•	changes in the legislative or regulatory environment, including with respect to real estate commission rates and disclosures;

•	system failures or outages, or actual or perceived breaches of security or privacy, and the costs associated with preventing, responding to, or remediating any such outages or breaches;

•	adverse judgments, settlements, or other litigation-related costs and the fees associated with investigating and defending claims;

•

the overall tax rate for our business and the impact of any changes in tax laws or judicial or regulatory interpretations of tax laws, which are recorded in the period such laws are enacted or interpretations are issued and may significantly affect the effective tax rate of that period;

•	the application of new or changing financial accounting standards or practices; and

•	changes in regional or national business or macroeconomic conditions, including as a result of the COVID-19 pandemic, which may impact the other factors described above.

In addition, our results of operations are tied to certain key business metrics and non-GAAP financial measures that have fluctuated in the past and are likely to fluctuate in the future. As a result of such variability, our historical performance, including from recent quarters or years, may not be a meaningful indicator of future performance and period-to-period comparisons also may not be meaningful.

We are a holding company and depend on cash payments from our subsidiaries, which are subject to contractual and other restrictions, in order to service our debt and to pay dividends on our common stock.

We are a holding company and have no operations of our own. We hold our interests in our business through our wholly-owned subsidiaries. In addition to our own cash resources, our ability to pay dividends on our common stock depends on the ability of our subsidiaries to make cash available to us. Our receipt of cash payments, as dividends or otherwise, from our subsidiaries is an important source of our liquidity and capital resources. If we do not have sufficient cash resources of our own and do not receive payments from our subsidiaries in an amount sufficient to repay our debts and to pay dividends on our common stock, we must obtain additional funds from other sources. There is a risk that we will not be able to obtain additional funds at all or on terms acceptable to us. Our inability to service these obligations and to continue to pay dividends on our common stock would significantly harm us and the value of our common stock.

Goodwill and indefinite-lived intangible asset impairment charges may adversely affect our operating results and financial condition.

We have a substantial amount of goodwill and other intangible assets on our balance sheet, primarily comprised of goodwill and trademarks related to Douglas Elliman. Goodwill, trademarks and other identifiable intangible assets must be tested for impairment at least annually. The fair value of the goodwill assigned to a reporting unit could decline if projected revenues or cash flows were to be lower in the future due to the effects of the global economy or other causes. If the carrying value of intangible assets or of goodwill were to exceed its fair value, the asset would be written down to its fair value, with the impairment loss recognized as a non-cash charge in our Consolidated Statement of Operations.

As of September 30, 2021, we had approximately $32.6 million of goodwill and $74.6 million of trademarks and other intangible assets related to Douglas Elliman. During the first quarter of 2020, we determined that a triggering event occurred related to Douglas Elliman due to a decline in sales and profitability projections for the reporting unit driven by the COVID-19 pandemic and related economic disruption. Vector utilized third-party valuation specialists to prepare a quantitative assessment of goodwill and trademark intangible assets related to Douglas Elliman. The quantitative assessments resulted in impairment charges to goodwill of $46.3 million and to the trademark intangible asset of $12.0 million. Changes in the future outlook of the Douglas Elliman reporting unit could result in an impairment loss, which could have a material adverse effect on our results of operations and financial condition.

Maintaining the integrity of our computer systems and protecting confidential information and personal identifying information has become increasingly costly, as cybersecurity incidents could disrupt business operations, result in the loss of critical and confidential information, and adversely impact our reputation and results of operations.

Global cybersecurity threats and incidents can range from uncoordinated individual attempts that gain unauthorized access to information technology systems, both internally and externally, to sophisticated and targeted measures, known as advanced persistent threats, directed at us and our affiliated agents. In the ordinary course of our business, we collect and store sensitive data, including our proprietary business information and intellectual property, and personally identifiable information of our customers. Additionally, we increasingly rely on third-party providers, including cloud storage solution providers. The secure processing, maintenance and transmission of this information are critical to our operations and with respect to information collected and stored by our third-party service providers, we are reliant upon their security procedures. Our systems and the confidential information on them may also be compromised by employee misconduct or employee error. We and our third-party service providers have experienced, and expect to continue to experience, these types of internal and external threats and incidents, which can result, and have resulted, in the misappropriation and unavailability of critical data and confidential or proprietary information (our own and that of third parties, including personally identifiable information) and the disruption of business operations. For example, in April 2021, we determined that an unauthorized party gained access to Douglas Elliman Property Management’s IT network, temporarily disrupted business operations and obtained certain files that contained personal information pertaining to owners and others in buildings managed by and employees of Douglas Elliman Property Management. Douglas Elliman Property Management took steps to secure its systems, contacted law enforcement, conducted an investigation and enhanced its security protocols to help prevent a similar incident from occurring in the future. Depending on their nature and scope, these incidents could potentially also result in the destruction or corruption of such data and information. Our business interruption insurance may be insufficient to compensate us for losses that may occur. The potential consequences of a material cybersecurity incident include reputational damage, litigation with third parties, diminution in the value of the services we provide to our customers, and increased cybersecurity protection and remediation costs, which in turn could adversely affect our competitiveness and results of operations. Developments in the laws and regulations governing the handling and transmission of personal identifying information in the United States may require us to devote more resources to protecting such information, which could in turn adversely affect our results of operations and financial condition.

Investors’ expectations of our performance relating to environmental, social and governance factors may impose additional costs and expose us to new risks.

There is an increasing focus from certain investors, employees and other stakeholders concerning corporate responsibility, specifically related to environmental, social and governance factors. Some investors may use these factors to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our policies relating to corporate responsibility are inadequate. Third-party providers of corporate responsibility ratings and reports on companies have increased to meet growing investor demand for measurement of corporate responsibility performance. The criteria by which companies’ corporate responsibility practices are assessed may change, which could result in greater expectations of us and cause us to undertake costly initiatives to satisfy such new criteria. If we elect not to or are unable to satisfy such new criteria, investors may conclude that our policies with respect to corporate responsibility are inadequate. We may face reputational damage in the event that our corporate responsibility procedures or standards do not meet the standards set by various constituencies.

Furthermore, if our competitors’ corporate responsibility performance is perceived to be greater than ours, potential or current investors may elect to invest with our competitors instead. In addition, in the event that we communicate certain initiatives and goals regarding environmental, social and governance matters, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope of such initiatives or goals. If we fail to satisfy the expectations of investors, employees and other stakeholders or our initiatives are not executed as planned, our reputation and financial results could be materially and adversely affected.

We are periodically subject to claims, lawsuits, government investigations and other proceedings that may adversely affect our business, financial condition and results of operations.

We may be subject to claims, lawsuits, arbitration proceedings, government investigations and other legal and regulatory proceedings in the ordinary course of business, including those involving labor and employment, anti-discrimination, commercial disputes, competition, professional liability and consumer complaints, intellectual property disputes, compliance with regulatory requirements, antitrust and anti-competition claims, securities laws and other matters, and we may become subject to additional types of claims, lawsuits, government investigations and legal or regulatory proceedings as our business grows and as we deploy new offerings, including proceedings related to our acquisitions, securities issuances or business practices.

The results of any such claims, lawsuits, arbitration proceedings, government investigations or other legal or regulatory proceedings cannot be predicted with certainty. Any claims against us or investigations involving us, whether meritorious or not, could be time-consuming, result in significant defense and compliance costs, be harmful to our reputation, require significant management attention and divert significant resources. Determining reserves for our pending litigation is a complex and fact-intensive process that requires significant subjective judgment and speculation. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines and penalties that could adversely affect our business, financial condition and results of operations. These proceedings could also result in harm to our reputation and brand, sanctions, consent decrees, injunctions or other orders requiring a change in our business practices. Any of these consequences could adversely affect our business, financial condition and results of operations. Furthermore, under certain circumstances, we have contractual and other legal obligations to indemnify and to incur legal expenses on behalf of our business and commercial partners and current and former directors, officers and employees.

Adverse decisions in litigation or regulatory actions against companies unrelated to us could impact our business practices in a manner that adversely impacts our financial condition and results of operations.

Litigation, investigations, claims and regulatory proceedings against other participants in the residential real estate or relocation industry may impact us when the rulings or settlements in those cases cover practices common to the broader industry and which may generate litigation. Examples may include claims associated with Real Estate Settlement Procedures Act (“RESPA”) compliance (including, but not limited to, those related to the broker-to-broker exception, marketing agreements or consumer rebates), broker fiduciary duties, multiple listing service practices, sales agent classification, federal and state fair housing laws, and state laws limiting or prohibiting inducements, cash rebates and gifts to consumers. Similarly, we may be impacted by litigation and other claims against companies in other industries. To the extent plaintiffs are successful in these types of litigation matters, and we cannot distinguish our or their practices (or our industry’s practices), we could face significant liability and could be required to modify certain business relationships, either of which could materially and adversely impact our financial condition and results of operations.

We depend on our key personnel.

We depend on the efforts of our executive officers and other key personnel. While we believe that we could find replacements for these key personnel, the loss of their services could have a significant adverse effect on our operations.

Some of our potential losses may not be covered by insurance. We may not be able to obtain or maintain adequate insurance coverage.

We maintain insurance to cover costs and losses from certain risk exposures in the ordinary course of our operations, but our insurance does not cover all of the costs and losses from all events. We are responsible for certain retentions and deductibles that vary by policy, and we may suffer losses that exceed our insurance coverage limits by a material amount. We may also incur costs or suffer losses arising from events against which we have no insurance coverage. In addition, large-scale market trends or the occurrence of adverse events in our business may raise our cost of procuring insurance or limit the amount or type of insurance we are able to secure. We may not be able to maintain our current coverage, or obtain new coverage in the future, on commercially reasonable terms or at all. Incurring uninsured or underinsured costs or losses could harm our business.

Our fraud detection processes and information security systems may not successfully detect all fraudulent activity by third parties aimed at our employees or agents, which could adversely affect our reputation and business results.

We make a large number of wire transfers in connection with loan and real estate closings and process sensitive personal data in connection with these transactions. Although we have sophisticated fraud detection processes and have taken other measures to continuously improve controls to identify fraudulent activity, we may not be able to detect and prevent all such activity. Persistent or pervasive fraudulent activity may cause agents or clients to lose trust in us and decrease or terminate their usage of our platform, which could materially harm our operations, business, results, and financial condition.

Failure to maintain effective internal control over financial reporting could adversely affect us.

The accuracy of our financial reporting depends on the effectiveness of our internal control over financial reporting, the implementation of which requires significant management attention. Internal control over financial reporting can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements and may not prevent or detect misstatements because of its inherent limitations. These limitations include, among others, the possibility of human error, inadequacy or circumvention of controls and fraud. If we do not maintain effective internal control over financial reporting or design and implement controls sufficient to provide reasonable assurance with respect to the preparation and fair presentation of our financial statements, including in connection with controls executed for us by third parties, we might fail to timely detect any misappropriation of corporate assets or inappropriate allocation or use of funds and could be unable to file accurate financial reports on a timely basis. As a result, our reputation, results of operations and stock price could be materially adversely affected.

Changes in accounting standards, subjective assumptions and estimates used by management related to complex accounting matters could have an adverse effect on our business, financial condition and results of operations.

Generally accepted accounting principles in the United States of America, or GAAP, and related accounting pronouncements, implementation guidance and interpretations with regard to a wide range of matters, such as revenue recognition, lease accounting, stock-based compensation, asset impairments, valuation reserves, income taxes and the fair value and associated useful lives of acquired long-lived assets, intangible assets and goodwill, are highly complex and involve many subjective assumptions, estimates and judgments made by management. Changes in these rules or their interpretations or changes in underlying assumptions, estimates or judgments made by management could significantly change our reported results and adversely impact our business, financial condition and results of operations.

Risks Relating to the Distribution

Following the Distribution, we will be materially dependent on Vector’s performance under various agreements.

We will enter into various agreements with Vector related to the Distribution, including a Distribution Agreement, a Tax Disaffiliation Agreement, a Transition Services Agreement and an Employee Matters Agreement, and will enter into certain other arrangements (including other support services). These agreements include the allocation of employee benefits, taxes and certain other liabilities and obligations attributable to periods prior to, at and after the Distribution. In connection with the Distribution, we will provide Vector with indemnities with respect to liabilities arising out of our business, and Vector will provide us with indemnities with respect to liabilities arising out of the business retained by Vector.

Vector will provide the Company with certain business services that were performed by Vector prior to the Distribution, such as information technology, accounts payable, payroll, tax, certain legal and accounting functions, human resources, insurance and risk management, government affairs, investor relations, corporate communications, benefit plan administration and reporting, and internal audit functions as well as certain marketing functions. These services include the collection and storage of certain personal information regarding employees and/or customers as well as information regarding the Company, Vector and our counter-parties. The Company will also pay Vector $350,000 per month for office space and secretarial and administrative services provided to members of our management team.

The Company and Vector will each rely on the other to perform its obligations under all of these agreements. If Vector were to breach or be unable to satisfy its material obligations under these agreements, including a failure to satisfy its indemnification or other financial obligations, or these agreements otherwise terminate or expire and we do not enter into replacement agreements, we could suffer operational difficulties and/or significant losses.

Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile and you may not be able to resell your shares at or above the initial market price of our stock following the distribution.

Prior to the Distribution, there will have been no regular way trading market for our common stock. We cannot predict the extent to which investors’ interest will lead to a liquid trading market or whether the market price of our common stock will be volatile. The market price of our common stock could fluctuate significantly for many reasons, including in response to the risk factors listed in this information statement or for reasons unrelated to our specific performance, such as reports by industry analysts, investor perceptions, or negative developments for our customers, competitors or suppliers, as well as general economic and industry conditions.

The combined post-Distribution value of Vector and Spinco shares may not equal or exceed the pre-Distribution value of Vector shares.

After the Distribution, Vector common stock will continue to be listed and traded on the NYSE. We cannot assure you that the combined trading prices of Vector common stock and Spinco common stock after the Distribution, as adjusted for any changes in the combined capitalization of these companies, will be equal to or greater than the trading price of Vector common stock prior to the Distribution. Until the market has fully evaluated the business of Vector without the business of Spinco, the price at which Vector common stock trades may fluctuate significantly. Similarly, until the market has fully evaluated the business of Spinco, the price at which shares of Spinco common stock trade may fluctuate significantly.

The Distribution could result in significant tax liability.

Vector expects to obtain an opinion from Sullivan & Cromwell LLP substantially to the effect that, among other things, the distribution by Vector of our common stock to the holders of Vector common stock will qualify as a tax-free distribution under the Code. Accordingly, for U.S. federal income tax purposes, the Distribution is not expected to result in the recognition of gain to Vector with respect to the distribution of our common stock to the Vector stockholders in respect of such Vector common stock and, except to the extent a stockholder receives cash in lieu of fractional shares of our common stock, no income, gain or loss will be recognized by, and no amount will be included in the income of such holder upon the receipt of shares of our common stock pursuant to the Distribution. The opinion and above discussed consequences do not apply to the distribution of Spinco common stock with respect to Vector stock option awards and restricted stock awards. The opinion will not be binding on the IRS or the courts. See “The Distribution — Material U.S. Federal Income Tax Consequences of the Distribution.” Certain transactions related to the Distribution that are not addressed by the opinion could result in the recognition of income or gain by Vector. The opinion will rely on factual representations and reasonable assumptions, which, if incorrect or inaccurate, may jeopardize the ability to rely on such opinion.

If the Distribution does not qualify for tax-free treatment for U.S. federal income tax purposes, then, in general, Vector would recognize taxable gain in an amount equal to the excess of the fair market value of our common stock distributed in the Distribution over Vector’s tax basis therein (i.e., as if it had sold such common stock in a taxable sale for its fair market value). In addition, the receipt by Vector stockholders of common stock of our Company would be a taxable distribution, and each U.S. holder that receives our common stock in the Distribution would be treated as if the U.S. holder had received a distribution equal to the fair market value of our common stock that was distributed to it, which generally would be treated first as a taxable dividend to the extent of such holder’s pro rata share of Vector’s earnings and profits, then as a non-taxable return of capital to the extent of the holder’s tax basis in its Vector common stock, and thereafter as capital gain with respect to any remaining value. It is expected that the amount of any such taxes to Vector stockholders and Vector would be substantial. See “The Distribution — Material U.S. Federal Income Tax Consequences of the Distribution.”

We may have a significant indemnity obligation to Vector if the Distribution is treated as a taxable transaction.

We will enter into a Tax Disaffiliation Agreement with Vector, which will set out each party’s rights and obligations with respect to federal, state, local or foreign taxes for periods before and after the Distribution and related matters such as the filing of tax returns and the conduct of IRS and other audits. Pursuant to the Tax Disaffiliation Agreement, we will be required to indemnify Vector for its losses and taxes resulting from the breach of certain covenants and for certain taxable gain recognized by Vector, including as a result of certain acquisitions of our stock or assets. If we are required to indemnify Vector under the circumstances set forth in the Tax Disaffiliation Agreement, we may be subject to substantial liabilities, which could materially adversely affect our financial position.

The tax rules applicable to the Distribution may restrict us from engaging in certain corporate transactions or from raising equity capital beyond certain thresholds for a period of time after the Distribution.

To preserve the tax-free treatment of the Distribution to Vector and its stockholders, under the Tax Disaffiliation Agreement with Vector, for the two-year period following the Distribution, we will be subject to restrictions with respect to:

•	entering into any transaction pursuant to which 35% or more of our shares or 50% or more of our assets would be acquired, whether by merger or otherwise, unless certain tests are met;

•	issuing equity securities, if any such issuances would, in the aggregate, constitute 35% or more of the voting power or value of our capital stock;

•	certain repurchases of our common shares;

•	ceasing to actively conduct our business;

•	amendments to our organizational documents (i) affecting the relative voting rights of our stock or (ii) converting one class of our stock to another;

•	liquidating or partially liquidating; and

•	taking any other action that prevents the Distribution and certain related transactions from being tax-free.

These restrictions may limit our ability during such period to pursue strategic transactions of a certain magnitude that involve the issuance or acquisition of our stock or engage in new businesses or other transactions that might increase the value of our business. These restrictions may also limit our ability to raise significant amounts of cash through the issuance of stock, especially if our stock price were to suffer substantial declines, or through the sale of certain of our assets. For more information, see the sections entitled “The Distribution — Material U.S. Federal Income Tax Consequences of the Distribution” and “Certain Relationships and Related Party Transactions — Relationship Between Vector and Us After the Distribution — Tax Disaffiliation Agreement.”

We could be subject to future tobacco-related lawsuits.

In connection with Vector’s tobacco business, from time to time we may be named as a defendant in tobacco-related lawsuits, notwithstanding the completion of the Distribution. Pursuant to the Distribution Agreement we

will enter into with Vector in connection with the Distribution, Vector and each of its subsidiaries has agreed to indemnify us for liabilities related to Vector’s tobacco business, including liabilities that we may incur for tobacco-related litigation. While we do not believe that we have any liability for tobacco-related claims, an adverse decision in a tobacco-related lawsuit against us could, if the indemnification is deemed for any reason to be unenforceable or any amounts owed to us thereunder are not collectible, in whole or in part, have a material adverse effect on us.

We do not have an operating history as a stand-alone public company.

In the past, our operations have been a part of Vector and Vector provided us with various financial, operational and managerial resources for conducting our business. Following the Distribution, we will maintain our own credit and banking relationships and perform certain of our own financial and operational functions. We cannot assure you that we will be able to successfully put in place the financial, operational and managerial resources necessary to operate as a public company or that we will be able to be profitable doing so.

Our historical financial results and our unaudited pro forma condensed combined consolidated financial statements may not be representative of our results as a separate, stand-alone company.

The historical financial information we have included in this information statement has been derived from the combined consolidated financial statements and accounting records of Vector and does not necessarily reflect what our financial position, results of operations or cash flows would have been had we been a separate, stand-alone company during the periods presented. Although Vector did account for our business as a separate business segment, we were not operated as a separate, stand-alone company for the historical periods presented. The historical costs and expenses reflected in our combined consolidated financial statements include an allocation for certain corporate functions historically provided by Vector, including general corporate expenses and employee benefits and incentives. These allocations were based on what we and Vector considered to be reasonable reflections of the historical utilization levels of these services required in support of our business. The historical information does not necessarily indicate what our results of operations, financial position, cash flows or costs and expenses will be in the future. Our pro forma financial information set forth under “Unaudited Pro Forma Condensed Combined Consolidated Financial Information” reflects changes to our operations as a result of the separation. However, there can be no assurances that this unaudited pro forma condensed combined consolidated financial information will appropriately reflect our financial position or results of operations as a separate, stand-alone company.

We may incur material costs and expenses as a result of our separation from Vector.

We may incur costs and expenses greater than those we currently incur as a result of our separation from Vector. These increased costs and expenses may arise from various factors, including financial reporting and costs associated with complying with federal securities laws (including compliance with the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”)). In addition, we expect to either maintain similar or have increased corporate and administrative costs and expenses to those we incurred while part of Vector, even though following the Distribution we will be a smaller, stand-alone company. We cannot assure you that these costs will not be material to our business.

If, following the Distribution, we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, or our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned and our stock price may suffer.

Section 404 of the Sarbanes-Oxley Act requires any company subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its consolidated subsidiaries’ internal control over financial reporting. To comply with this statute, we will eventually be required to document and test our internal control procedures, our management will be required to assess and issue a report concerning our internal control over financial reporting, and our independent auditors will be required to issue an opinion on the Company’s internal controls over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act. If our management cannot favorably assess the effectiveness of our internal control over financial reporting or our auditors identify material weaknesses in our internal controls, investor confidence in our financial results may weaken, and our stock price may suffer.

The reduced disclosure requirements applicable to us as an “emerging growth company” may make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we may avail ourselves of certain exemptions from various reporting requirements of public companies that are not “emerging growth companies,” including, but not limited to, an exemption from complying with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, and, like smaller reporting companies, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirement of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may remain an emerging growth company for up to five full fiscal years following the Distribution. We would cease to be an emerging growth company, and, therefore, become ineligible to rely on the above exemptions, if we: (a) have more than $1.07 billion in annual revenue in a fiscal year; (b) issue more than $1 billion of non-convertible debt over a three-year period; or (c) become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would generally occur after: (i) we have filed at least one annual report; (ii) we have been a Securities and Exchange Commission (“SEC”) reporting company for at least twelve months; and (iii) the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions.

If some investors find our common stock less attractive as a result of the exemptions available to us as an emerging growth company, there may be a less active trading market for our common stock and our value may be more volatile than that of an otherwise comparable company that does not avail itself of the same or similar exemptions.

Future stock sales could adversely affect the trading price of our common stock.

All of the shares of common stock will be freely tradable without restriction or further registration under the Securities Act unless the shares are owned by our “affiliates” as that term is defined in the rules under the Securities Act. Shares held by “affiliates” may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, which is summarized under “Shares Eligible for Future Sale.”

Sales of a substantial number of shares of common stock could adversely affect the market price of the common stock and could impair our future ability to raise capital through an offering of our equity securities.

We will share certain key directors and officers with Vector, which means those officers will not devote their full time and attention to our affairs and the overlap may give rise to conflicts.

Following the Distribution, there will be an overlap between certain key directors and officers of the Company and of Vector. Howard M. Lorber will serve as the President and Chief Executive Officer of the Company and of Vector. Richard J. Lampen will serve as the Chief Operating Officer of the Company and of Vector, J. Bryant Kirkland III will serve as the Chief Financial Officer and Treasurer of the Company and of Vector, and Marc N. Bell will serve as General Counsel of the Company and of Vector. As a result, following the Distribution, not all of our executive officers will be devoting their full time and attention to the Company’s affairs. In addition, immediately following the Distribution, three members of our Board, Messrs. Lorber, Lampen and White, will also be directors of Vector. The Overlap Persons may have actual or apparent conflicts of interest with respect to matters involving or affecting each company. For example, there will be the potential for a conflict of interest when we on the one hand, and Vector and its respective subsidiaries and successors on the other hand, are party to commercial transactions concerning the same or adjacent real property investments. In addition, after the Distribution, certain of our directors and officers will continue to own stock and/or stock options or other equity awards of Vector. These ownership interests could create actual, apparent or potential conflicts of interest when these individuals are faced with decisions that could have different implications for our Company and Vector. See “Certain Relationships and Related Party Transactions — Related Party Transaction Approval Policy” for a discussion of certain procedures we will institute to help ameliorate such potential conflicts that may arise.

Our overlapping directors and officers with Vector may result in the diversion of corporate opportunities to Vector, and other conflicts and provisions in our amended and restated certificate of incorporation may provide us no remedy in that circumstance.

The Company’s amended and restated certificate of incorporation will acknowledge that directors and officers of the Company may also be serving as directors, officers, employees or agents of Vector or any subsidiary thereof, and that the Company may engage in material business transactions with Vector. The Company will renounce its rights to certain business opportunities and the Company’s amended and restated certificate of incorporation will provide that no Overlap Person will be liable to the Company or its stockholders for breach of any fiduciary duty that would otherwise occur by reason of the fact that any such individual directs a corporate opportunity (other than certain limited types of opportunities set forth in our amended and restated certificate of incorporation) to Vector or any subsidiary thereof instead of the Company, or does not refer or communicate information regarding such corporate opportunities to the Company. These provisions in our amended and restated certificate of incorporation will also expressly validate certain contracts, agreements, arrangements and transactions (and amendments, modifications or terminations thereof) between the Company and Vector and, to the fullest extent permitted by law, will provide that the actions of the Overlap Persons in connection therewith are not breaches of fiduciary duties owed to the Company, any of its subsidiaries or their respective stockholders. See “Description of Capital Stock — Certain Corporate Opportunities and Conflicts.”

Our amended and restated certificate of incorporation will provide, to the fullest extent permitted by law, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our amended and restated certificate of incorporation will require, to the fullest extent permitted by law, that the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (1) any derivative action or proceeding brought on the Company’s behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of the Company’s directors, officers, employees, or agents to us or the Company’s stockholders; (3) any action asserting a claim against the Company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws; (4) any action to interpret, apply, enforce, or determine the validity of the Company’s amended and restated certificate of incorporation or amended and restated bylaws; or (5) any action asserting a claim governed by the internal affairs doctrine.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers or employees, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder and may therefore bring a claim in another appropriate forum. We cannot be certain that a court will decide that this provision is either applicable or enforceable, and if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

Our amended and restated certificate of incorporation will provide that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law, subject to certain exceptions. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both federal and state courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the amended and restated certificate of incorporation will provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act and the rules and regulations thereunder. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change of control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions:

•	prohibit our stockholders from calling special stockholder meetings, or taking action by written consent;

•	permit the Board to establish the number of directors and fill any vacancies and newly-created directorships;

•	provide for a classified board of directors, with each director serving a staggered three-year term;

•	provide that each director may be removed by the stockholders only for cause;

•	disallow the use of cumulative voting for the election of directors;

•	authorize the issuance of preferred stock which can be created and issued by our Board without prior stockholder approval, with rights senior to those of the common stock;

•	require at least a supermajority vote of our stockholders to amend our bylaws or certain provisions of our certificate of incorporation; and

•	provide for advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors.

In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law (the “DGCL”), which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including delaying or impeding a merger, tender offer, or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in our Board could cause the market price of our common stock to decline.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

In addition to historical information, this information statement contains “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements include information relating to our intent, belief or current expectations, primarily with respect to, but not limited to, economic outlook, capital expenditures, cost reduction, cash flows, operating performance, growth expectations, competition, legislation and regulations, litigation, and related industry developments (including trends affecting our business, financial condition and results of operations) and our potential spin-off from Vector.

We identify forward-looking statements in this information statement by using words or phrases such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may be,” “objective,” “opportunistically,” “plan,” “potential,” “predict,” “project,” “prospects,” “seek,” and “will be” and similar words or phrases or their negatives.

Forward-looking statements involve important risks and uncertainties that could cause our actual results, performance or achievements to differ materially from our anticipated results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, without limitation, the following:

•	general economic and market conditions, and any changes therein, due to acts of war and terrorism or otherwise;

•	governmental regulations and policies;

•

adverse changes in global, national, regional and local economic and market conditions, including those related to pandemics and health crises, such as the outbreak of COVID-19 and the impact of potential COVID-19 variants;

•	the extent and timing of COVID-19 vaccine administration and the duration of the COVID-19 pandemic;

•	our ability to effectively manage the impacts of the COVID-19 pandemic and any government-mandated or encouraged suspension of our business operations;

•	the impacts of the Tax Cuts and Jobs Act of 2017, including its impact on the markets of our business;

•	effects of industry competition;

•

severe weather events or natural or man-made disasters, including increasing the severity or frequency of such events due to climate change or otherwise, or other catastrophic events may disrupt our business and have an unfavorable impact on home sale activity;

•	the level of our expenses, including our corporate expenses as a stand-alone publicly-traded company;

•	our status as an emerging growth company;

•	the tax-free treatment of the Distribution;

•	our lack of operating history as a public company and costs associated with being an independent public company;

•	potential dilution to holders of our common stock as a result of issuances of additional shares of common stock to fund our financial obligations and other financing activities;

•	the failure of the Company or Vector to satisfy its obligations under the Transition Services Agreement or other agreements entered into in connection with the Distribution; and

•	the additional factors described under “Risk Factors” in this information statement.

Further information on the risks and uncertainties to our business include the risk factors discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in this information statement.

Although we believe the expectations reflected in these forward-looking statements are based on reasonable assumptions, there is a risk that these expectations will not be attained and that any deviations will be material. The forward-looking statements speak only as of the date they are made, and we disclaim any obligation to update or revise the forward-looking statements contained herein, except as otherwise required by applicable federal securities laws.

BUSINESS

We are a Delaware corporation with our principal executive offices at 4400 Biscayne Boulevard, Miami, Florida 33137. Our telephone number is (305) 579-8000 and our website is www.elliman.com. The information contained in or accessible through our website is not part of this information statement or the registration statement of which this information statement forms a part. Spinco is a holding company and conducts substantially all of its operations through its subsidiaries.

Spinco was incorporated on August 13, 2021 and is a direct, wholly owned subsidiary of New Valley LLC, which in turn is a direct, wholly owned subsidiary of Vector. Vector’s board of directors approved the Distribution on [●], 2021. Prior to the Distribution, Spinco will acquire DER Holdings LLC, New Valley Ventures LLC, NV Mortgage LLC and NV Title LLC, which are the subsidiaries of Vector that own, directly and indirectly, the subsidiaries, businesses and other assets described in this information statement. In addition, Vector will capitalize Spinco with approximately $200 million in net cash and cash equivalents immediately prior to the Distribution. Where we describe in this information statement our business activities, we do so as if these transfers have already occurred.

We have applied for our common stock to be listed on the NYSE under the symbol “DOUG”.

Overview

With a leading luxury brand and a comprehensive suite of technology-enabled real estate services and investments, Spinco is well positioned to capitalize on opportunities in the large and growing U.S. residential real estate market. Since the beginning of 2020, U.S. homeowner equity has grown 17.6% to $23.6 trillion. Further, new and existing home sales in the U.S. are forecast to grow to approximately 7.4 million units in 2022, compared to approximately 6.9 million, 6.5 million and 6.0 million units in 2021, 2020 and 2019, respectively, according to the Mortgage Bankers Association – MBA Mortgage Finance Forecast. We believe increased homeowner equity and growth in home sales are benefiting from several factors including low mortgage interest rates, historically low inventory, and increased mobility resulting from COVID-19. This expanding market presents opportunities for significant commission income with national commission rates averaging approximately 5.8% as of September 30, 2021, according to HomeLight, while our actual commission rates have ranged between 5.27% in 2017 and 4.93% in 2020 due to our sales mix, which consists of higher-priced homes. Despite various “agentless” models such as “iBuying,” approximately 88% of buyers purchased their home through a real estate agent or broker and 89% of sellers were assisted by a real estate agent when selling their home, according to the NAR, highlighting the central role agents continue to play in real estate transactions. Agents are able to generate significant repeat business from clients and referrals, with 67% of home sellers and 60% of home buyers in 2020 choosing to work with an agent they had used in the past or through a referral, according to NAR. Repeat business, as well the ability to provide ancillary services, allows agents to extend their client relationships and generate significant lifetime value.

Since its inception in 1911, Douglas Elliman has challenged the status quo of the real estate industry. The company was founded on Douglas L. Elliman’s vision that New Yorkers would shift their preference for traditional homes to favor luxury apartments that were both sold and managed by comprehensive real estate companies. More than a century later, the Douglas Elliman brand is still associated with service, luxury and forward thinking – our markets are primarily international finance and technology hubs that are densely populated and offer housing inventory at premium price points. The average transaction value of a home we sold in the nine months ended September 30, 2021 was approximately $1.60 million – significantly higher than our principal competitors. Douglas Elliman is one of the largest residential brokerage companies in the New York metropolitan area, which includes New York City, Long Island, Westchester and the Hamptons, and the sixth largest in the U.S. We also operate leading property management, title and escrow companies, among other ancillary services.

Today, we are building on our record of innovation. Douglas Elliman is focused on digitizing, integrating and simplifying real estate activities for agents and elevating their clients’ experiences. We are bringing innovative, technology-driven PropTech solutions to Douglas Elliman by adopting new PropTech solutions for agents and their clients and also investing in select PropTech opportunities through New Valley Ventures. Our model is to source and use best-of-breed products and services that we believe will increase our efficiency. In addition to entering into business relationships with PropTech companies, we are committed to creating over time a portfolio of PropTech companies that, through our business and investment relationship, have access to our agents and their clients, as well as our know-how and experience, to grow their own businesses, while benefiting our operations. This keeps Douglas Elliman and our agents on the cutting edge of the industry with new solutions and services that can be integrated into our technology foundation, while also remaining asset-light. Furthermore, we maintain upside potential in the success of our PropTech partners in which we invest through minority stakes in their capital structures.

We have a track record of generating profitable growth. For the year ended December 31, 2020, despite the unprecedented impact of the COVID-19 pandemic on many of our markets, we had total revenues of $774.0 million, a net loss of $46.4 million and Adjusted EBITDA of $22.1 million. Our management responded to the profound impact of the COVID-19 pandemic by adjusting Douglas Elliman’s expense structure and introducing additional technology to improve the efficiency of our agents. Consequently, as markets reopened and vaccinations for COVID-19 became available, Douglas Elliman’s business rapidly improved and, for the twelve months ended September 30, 2021, our revenues were $1.29 billion, our net income was $92.7 million and our Adjusted EBITDA was $106.1 million. For the nine months ended September 30, 2021, our revenues were $1.02 billion, representing a 101% increase from the prior year period, and for the three months ended September 30, 2021, our revenues were $354.2 million, on track for our highest yearly revenue ever. We are experiencing strong momentum in many of our markets and we believe we are well positioned to continue capitalizing on the attractive market opportunity. Douglas Elliman’s gross transaction value increased from $29.1 billion for the year ended December 31, 2020 to $47.7 billion for the twelve months ended September 30, 2021. The number of Principal Agents was 5,246 as of September 30, 2021, an increase from 4,996 as of December 31, 2020. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Business Metrics and Non-GAAP Financial Measures” for information regarding our non-GAAP financial measures and reconciliations to the most comparable GAAP measures.

We believe our comprehensive suite of real estate solutions, our industry-leading brand name, and our talented team of employees and agents set us apart in the industry. We will pursue profitable growth opportunities through the expansion of our footprint, investments in cutting-edge PropTech companies through New Valley Ventures, continued recruitment of best-in-class talent, acquisitions (acqui-hires), and operational efficiencies. We will employ a disciplined capital allocation strategy aimed at generating sustainable long-term value for our stockholders.

Our Company

We are presently a subsidiary of Vector, a Delaware corporation engaged principally in the tobacco and real estate businesses. On November 8, 2021, Vector announced its plans to separate into two public companies, Vector and Spinco. The transaction, expected to be structured as a distribution of the Spinco business to the stockholders of Vector, is expected to qualify as a tax-free distribution for U.S. federal income tax purposes for Vector and its stockholders with respect to Spinco stock that is distributed with respect to the stock of Vector. Upon conclusion of the spin-off, Spinco will be headquartered in Miami, Florida.

Real Estate Services

Large residential brokerage company with a recognized luxury brand. Douglas Elliman is one of the largest residential brokerage companies in the New York metropolitan area, which includes New York City, Long Island, Westchester and the Hamptons, and the sixth largest in the U.S. Douglas Elliman has approximately 100 offices with approximately 6,600 real estate agents in the New York metropolitan area, as well as in Florida, California, Connecticut, Massachusetts, Colorado, New Jersey, and Texas. The Douglas Elliman name is synonymous with luxury.

In August 2021, Douglas Elliman increased its ownership in Douglas Elliman Texas from 1% to 50% and is fully integrating the Texas business with the rest of our operations. We believe that the Texas market will be complementary to Douglas Elliman’s markets as several of its major cities are densely populated international finance and technology hubs with premium-priced housing inventory. Texas continues to be a top destination for many different demographics from across the country, which has supported the housing market and the number of real estate transactions in the state. According to the Texas Real Estate Research Center at Texas A&M University, the Texas median home price reached a record-breaking $305,400 in August 2021, up 16.8% year-over-year. Texas’ average DOM fell to a record-breaking 27 days, according to the same report, indicating strong demand.

Prominent new development sales and marketing firm. Douglas Elliman’s DEDM division distinguishes our positioning and reputation in the luxury real estate segment. DEDM is sought after by well-known real estate developers as it offers expertise in sales, leasing, and marketing for new developments throughout key markets in the United States and internationally. Drawing upon decades of experience and market-specific knowledge, DEDM offers a multidisciplinary approach that includes comprehensive in-house research, planning and design, marketing and sales. The firm ranks among New York City’s most prominent sales and marketing firms, with approximately 75 in-house development professionals. Through a strategic global alliance with Knight Frank Residential, the world’s largest privately-owned property consultancy, DEDM markets properties to international audiences. We employ a hybrid broker model where our traditional residential real estate agents work in tandem with our DEDM professionals and leverage their extensive industry relationships for the benefit of DEDM clients. Agents are able to market and sell high profile developments that enhance their brands and provide additional revenue commission potential. We believe this model provides a competitive advantage to our DEDM business while also increasing the attractiveness of the Douglas Elliman platform to current and prospective agents.

Premium residential property management business. Douglas Elliman is also engaged in the management of cooperative, condominium and rental apartment buildings though its subsidiary, Residential Management Group, LLC, which conducts business as Douglas Elliman Property Management. Residential Management Group provides a full range of fee-based management services for approximately 360 properties representing approximately 56,500 units in New York City, Nassau County, Long Island City and Westchester County.

Full-service title insurance business. Douglas Elliman is also engaged in the provision of title insurance services through its subsidiary DE Title Services. DE Title Services acts in the capacity of a title insurance agent and sells title insurance to property buyers and mortgage lenders. DE Title Services is licensed as a title insurance agent in New York. In addition to DE Title Services, in June 2021, we acquired a 50% interest in Partners Land Services LLC, a newly-formed entity, which will be engaged in the provision of title insurance services in Florida. Douglas Elliman is actively exploring similar ventures in other of its real estate markets.

Leading provider of escrow services. In November 2020, Douglas Elliman acquired Portfolio Escrow, an escrow company that is a leader in the California escrow market. After execution of a home purchase contract, purchase funds are deposited by the buyer into a Portfolio Escrow trust account. After all parties agree that all contingencies of the sale contract have been satisfied, Portfolio Escrow delivers all pertinent documents for recording to the appropriate county clerk’s office, then releases funds to the seller and any other agreed-upon entity. Portfolio Escrow, as an escrow holder, is paid a fee equal to a percentage of the sales price.

Provider of mortgage services. In April 2021, we acquired a 50% interest in Biscayne Mortgage LLC, which conducts business as Clear Path Mortgage. Clear Path Mortgage will originate mortgage loans, including both purchase and refinancing transactions, to be sold in the market to mortgage companies and the governmental-sponsored enterprises. Clear Path Mortgage will originate and market its mortgage lending services to real estate agents across Douglas Elliman’s Florida market as well as a broad consumer audience.

PropTech Solutions Supporting Real Estate Services

Our general approach to PropTech solutions is to leverage best-of-breed, proven legacy technologies while also selectively partnering with early-stage, disruptive PropTech companies to support our real estate brokerage and services operations. This strategy gives our stakeholders, including our agents, their clients and our management team, access to fast-changing and industry-leading technology. Hiring technology talent to develop new products inside of a large company such as Douglas Elliman is costly, takes longer to bring new technology to market, rarely generates the most cutting-edge solutions, and then limits the value of the emerging product to the company’s own usage. Instead, we believe technology innovation is best fostered in smaller, purpose-built PropTech companies. We operate an open architecture technology infrastructure that allows for a “plug and play” environment where new features and functionality can be quickly added for the benefit of our agents and their clients. This ensures our technology remains state-of-the-art, vendor optionality is maintained, and our costs are minimized. Examples of our PropTech platform for Douglas Elliman’s agents and their clients are summarized below.

MyDouglas portal supports our agents in managing their business anytime, anywhere and on any device. Our MyDouglas agent portal is built on a native cloud SaaS technology foundation that is designed to rapidly adjust and incorporate new innovative solutions. The user-friendly portal incorporates automated and simplified workflows for agent interactions, expansive data-rich dashboards and reports backed by artificial intelligence and integrated data assets. The technology is completely “plug and play” enabled, which supports our ability to quickly adjust our solutions in concert with the digital transformation happening in PropTech today.

Components of our MyDouglas solution include integrated customer relationship management, email marketing, marketing content creation and management, transaction management, video creation and virtual tours, comparative market analysis, home valuation tools, listing analytics, digital ad campaigns, open house management, new development sales and digital marketing, AI, predictive analytics and more.

Elliman Everywhere offers robust virtual and mobile resources. Our Elliman Everywhere effort seeks to provide agents with the robust virtual and mobile resources they desire and will need to transact business from anywhere in the world, including markets where we do not have offices. This cloud-based agent portal includes workflow processing, a commission system, customer acquisition tools, an Innovation Lab and more, enhancing the agent experience and agents’ efficiency.

MyLearning provides our agents and employees with additional development and growth opportunities. Our recently integrated MyLearning platform enables Douglas Elliman agents and employees to access and participate in live and recorded on-demand training sessions directed at various experience levels and subjects, including professional development, entrepreneurialism, business writing, public speaking and marketing.

Elliman Essentials provides agents and employees with enhanced vendor access. Elliman Essentials provides a curated list of offerings from preferred vendors that Douglas Elliman’s approximately 6,600 agents and 775 employees access to source products, services and experiences in order to enhance business practices and purchase closing gifts for customers. Elliman Essentials can be accessed on our intranet portal, MyDouglas.

Currently integrating a new client and customer lifetime concierge solution. We are incorporating seasoned third-party products into a new white-glove homeowners engagement solution that provides access to services such as insurance, moving, telecommunications, utilities, solar, home security and home services to facilitate all of clients’ and customers’ moving and home management needs. This fully automated, contextual, end-to-end homeowner engagement platform includes more than 40 direct partnerships and integrations across multiple industries. It will leverage PropTech startups such as MoveEasy, Humming Homes, Fyxify and more.

PropTech Investments

In addition to leveraging PropTech solutions to support our real estate brokerage and services operations, we believe that by investing in early-stage PropTech companies, Douglas Elliman can gain differentiated access to innovative PropTech services while benefiting from the expected growth and valuations of these firms without the need to build or fully acquire them. We believe investing in these PropTech companies and investment funds enables us to establish relationships with these companies (and funds’ portfolio companies) to seek preferred terms, become an early adopter of emerging technologies and achieve greater product integration with our users and IT systems. At the same time, we are actively seeking to capitalize on our unique real estate knowledge and experience by investing in PropTech companies that will both supplement and enhance the technology-based experience of Douglas Elliman’s agents and the general real estate industry as well as improve our operating efficiency. For example, the foundation for our agent communications platform and customer relationship management system was developed in consultation with one of our PropTech investee companies. We believe that these investments will provide us with unique access to cutting-edge and industry-leading technology, providing us with valuable technology systems to improve the efficiency of Douglas Elliman’s businesses while also capturing some of the value created by the combination of our expertise in the real estate industry and the PropTech companies with which we partner.

As of September 30, 2021, New Valley Ventures has investments (at a carrying value) of approximately $7.1 million in PropTech companies. This amounts to approximately 1% of the value of Douglas Elliman’s total assets, which totaled approximately $534 million, as of September 30, 2021. As of September 30, 2021 our PropTech investments include:

•

Rechat: a lead-to-close fully-mobile technology dashboard for real estate agents including marketing, customer relationship management and transaction-management software. Douglas Elliman has a multi-year services agreement with Rechat for its agents, who are increasingly requesting and requiring superior access to technology and back-office support services. The Rechat technology is a key element of MyDouglas, Douglas Elliman’s primary agent portal designed to be our agents’ technology front door, and StudioPro, the cloud-based agent portal and marketing tool recently launched by Douglas Elliman that helps integrate all agent resources in one user-friendly suite.

•

Purlin: an automated intelligence platform to aid in home buying, an agent “paid social media” integration in MyDouglas and Portfolio Escrow client and agent portals that also integrate with MyDouglas.

•

Humming Homes: a tech-enabled home management service that is creating a new category of end-to-end home management. It has built a solution for single-family homeowners with a digitalfirst experience, offering a dedicated in-person home management team with a single point of contact and 24/7 support. The service employs data and insights to avoid reactive and expensive home maintenance issues. The investment will complement Douglas Elliman’s business in the Hamptons and align Humming Homes’ geographical growth with Douglas Elliman’s footprint in locations such as Aspen, Florida and Southern California.

•

MoveEasy: a client-and customer-facing digital concierge service designed to assist clients and customers moving into and “setting up” their new homes, while offering additional services to maintain their homes. In partnership with residential real estate brokerages, MoveEasy is delivered in a white-labeled format that features the name and contact information of the selling agent.

•

Fyxify: a tech-enabled platform that utilizes direct scheduling and operating technology to avoid the inefficiencies of home repairs (for example: calling around, mystery repair costs and wasting time).

•	EVPassport: an entity that offers complete electronic vehicle charging solutions including hardware and software.

•	Bilt: a leading loyalty program and co-branded credit card for renters to earn points on their rent payments. Douglas Elliman has joined the Bilt Rewards Alliance, a network of more than 2 million rental units across the country where renters can enroll in the loyalty program to earn points on rent paid. This platform enhances Douglas Elliman’s suite of offerings for both the renters and landlords it represents.

•	Persefoni AI: a SaaS platform built to enable enterprises of all sizes to accurately, dynamically, and regularly measure their carbon footprint across all operations.

•	The Lab PropTech Fund: a fund advised or managed by a Miami-based firm that aims to invest in emerging technologies with a focus on residential real estate and construction services.

•

MetaProp Venture Capital Fund: a fund advised or managed by a New York-based venture capital firm. This investment provides New Valley Ventures with exposure to opportunities in the emerging PropTech industry.

•

Camber Creek Venture Capital Funds: two funds that invest in a diversified pipeline of new PropTech ventures. Camber Creek’s portfolio includes Notarize, a digitized notary service, and Curbio, a renovation firm designed to increase a property’s selling price.

Other than the four private funds listed above in which New Valley Ventures invests as a limited partner, all of these companies currently provide technology or services to Douglas Elliman. To date, the Company has not recognized revenue from these investments and does not anticipate recognizing revenue from these non-controlling PropTech investments. However, the Company targets earning an attractive rate of return from the capital appreciation of its PropTech investments.

Our Competitive Strengths

Leading luxury brand with a strong presence in markets where we have brand recognition and brand equity. We have a presence in most major U.S. luxury real estate markets, including New York, Florida, California, Texas, Colorado and others. Further, we have established a reputation for luxury and trust, which we believe has differentiated our brand from those of our peers. To build on this established brand presence, Douglas Elliman produces owned content and generates earned media regarding a range of relevant topics – including brand initiatives, exclusive listings, new development projects and closed deals – that resonate with our clients and contribute to a strong share of voice across all major markets in which we operate, as compared to our principal real estate competitors, and enhances the professional credibility of agents and executives whose thought leadership is often sought by major global media outlets.

Experienced team of talented agents and employees. The residential real estate business is built upon personal relationships, and we have long believed Douglas Elliman’s team of approximately 775 employees and approximately 6,600 agents (including 5,246 Principal Agents) as of September 30, 2021 distinguishes us from other residential real estate brokerage firms. Forbes recognized Douglas Elliman in its 2021 list of America’s best large employers.

Leading new development marketing platform. DEDM offers leading expertise in sales, leasing, and marketing for new developments in New York City, Long Island, the Hamptons, New Jersey, South Florida, California, Massachusetts and Texas, as well as throughout the United States and internationally. We believe Douglas Elliman’s “hybrid” platform of involving both experienced new development experts and skilled brokerage professionals provides highly differentiated expertise and real-time market intelligence to its clients.

Technology that we believe is industry-leading and supports recruitment and retention of agents. We provide our agents with what we believe is the most advanced set of digital- and mobile-enabled tools and resources in the residential brokerage industry, including: cloud-based agent portal, workflow processing, commission system, customer acquisition tools, Innovation Lab, CRM and marketing tools. These tools are designed to support agent productivity, earnings potential and satisfaction and we believe they enhance our efforts to recruit and retain high-performing agents.

Growth Strategy

Expand our footprint into adjoining markets. We aim to build on our leadership position in the New York metropolitan area, including New York City, Long Island, Westchester and the Hamptons, while entering and expanding in adjoining markets as well as key markets in Florida, California, Colorado and Texas, where the Elliman brand has strong awareness and brand equity.

Continue executing on DEDM growth strategy. Our hybrid DEDM platform matches experienced new development experts with skilled brokerage professionals to provide differentiated expertise and real time market intelligence to DEDM’s developer clients. We believe there is a clear path to growth, both as a result of recovery from COVID-19 and also through expansion into new markets (e.g., Texas).

Provide ancillary services to enhance the client experience and drive growth. We are seeking, through investment and acquisition, to expand and optimize our ancillary real estate services that allow our agents and our other businesses to enhance the client experience and drive growth in revenues and earnings. These services include escrow, title, mortgage finance, property management, notary, staging, renovation, security, moving, capital fundraising for developers, and more. We expect technology to be a key differentiator as we grow our ancillary services businesses, in terms of adoption by our agents, delivery to their clients and disruption of traditional business models not yet transformed by technology.

Invest in compelling PropTech opportunities that facilitate our growth and competitive differentiation. Our goal is to create over time a portfolio of PropTech companies in which we are invested and also leverage their technology for the benefit of our agents and their clients. We believe that investing strategically in disruptive, early-stage PropTech companies equips Spinco stakeholders with early and differentiated access to new technology built in entrepreneurial environments, while enabling PropTech investee companies to access our know-how and experience through our commercial relationships in order to grow their own businesses. Concurrently, we believe investing in these PropTech companies enables us to establish relationships with these companies to seek preferred terms, become an early adopter of emerging technologies and achieve greater product integration with our users and IT systems, which enhances our competitive differentiation with agents and their clients. Furthermore, we maintain upside potential in the success of our PropTech partners in which we invest through minority stakes in their capital structures.

Continue to recruit best-in-class agents. Our recognized brand, combined with DEDM and the PropTech resources provided to our agents, support our ability to recruit experienced, high-performing agents. Leveraging regional recruiting teams, along with CRM and other necessary technology support, we will seek to continue recruiting best-in-class talent at all levels.

Relentlessly pursue operational efficiencies. We have an ongoing, firm-wide focus on expense control, operational efficiency and profitability. Beginning in the second quarter of 2020, we began significant expense reduction initiatives at Douglas Elliman, which continue today.

Maintain a disciplined capital allocation framework to create value for our stockholders. We are profitable and generate significant operating cash flow which provides financial flexibility with respect to investments for growth and return of capital to shareholders. We will seek to deploy a significant portion of our operating cash flow to fund growth opportunities to create stockholder value, such as PropTech investments, recruiting efforts, acquisitions (acqui-hires), and we also contemplate paying a quarterly dividend, initially $0.05 per share of our common stock, subject to approval by our Board of Directors, as described under “Dividend Policy” on page 64.

COVID-19 Pandemic

The COVID-19 pandemic continues to evolve and disrupt normal activities in many segments of the U.S. economy even as COVID-19 vaccines have been and continue to be administered. Many uncertainties continue to surround the pandemic, including risks associated with the timing and extent of vaccine administration and the impact of COVID-19 variants, the duration of the pandemic and the length of immunity.

During the nine months ended September 30, 2021, we believe sustained high levels of demand in the markets in which we operate have been supported by beneficial consumer trends such as relaxation of social distancing measures and office re-openings coupled with further adoption of remote work trends, which we believe enhance consumers’ propensity to relocate to attractive tax and weather destinations, coupled with a favorable mortgage rate environment. In addition, continued high demand and low housing inventory levels in the markets in which we operate have driven increased average home prices throughout such markets in 2021, and we believe limited inventory contributed to the decline in our gross transaction volume from the second quarter to the third quarter. Nonetheless, we anticipate that our markets, and in particular, New York City, will continue to improve from 2020 levels for the remainder of 2021 and into 2022, with average existing home prices increasing and existing home transactions growth remaining strong.

The circumstances around the potential impact of the COVID-19 pandemic on our business remain fluid, and we continue to actively monitor the impact of the pandemic, including risks associated with the timing and extent of vaccine administration and the impact of COVID-19 variants, the duration of the pandemic and how long immunity lasts. Based on the most recent data, the emergence of the COVID-19 Delta variant has not impacted the key U.S. markets Douglas Elliman serves. Nevertheless, we are unable to predict the ultimate impact of the COVID-19 pandemic and related macroeconomic trends (including, in particular, relaxation of social distancing measures and office re-openings coupled with further adoption of remote work trends) or other factors resulting therefrom on our future financial condition, results of operations and cash flows. See “Risk Factors — Risks Associated with Our Real Estate Services Business — We are impacted by the performance of the real estate market in the New York metropolitan area, which has been adversely impacted by COVID-19” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — COVID-19 Pandemic and Current Business and Industry Trends” for additional information.

Regulation

Several facets of real estate brokerage businesses are subject to government regulation. For example, the real estate brokerage divisions are licensed as real estate brokers in the states in which they conduct their real estate brokerage businesses. In addition, real estate sales associates must be licensed as real estate brokers or salespersons in the states in which they do business. Future expansion of our real estate brokerage operations of Douglas Elliman into new geographic markets may subject Douglas Elliman to similar licensing requirements in other states.

RESPA and state real estate brokerage laws restrict payments that real estate brokers, title agencies, mortgage bankers, mortgage brokers and other settlement service providers may receive or pay in connection with the sales of residences and referral of settlement services (e.g., mortgages, homeowners insurance and title insurance). Such laws may, to some extent, restrict preferred alliance and other arrangements involving our real estate franchise, real estate brokerage, settlement services and relocation businesses. In addition, RESPA and similar state laws require timely disclosure of certain relationships or financial interests with providers of real estate settlement services.

Pursuant to the Dodd-Frank Act, administration of RESPA was transferred from the United States Department of Housing and Urban Development (“HUD”) to the new Consumer Financial Protection Bureau (“CFPB”), and it is possible that the practices of HUD, taking very expansive broad readings of RESPA, will continue or accelerate at the CFPB creating increased regulatory risk. RESPA also has been invoked by plaintiffs in private litigation for various purposes.

Competition

The real estate brokerage business is highly competitive. However, we believe that our ability to offer our customers a range of inter-related services and our level of residential real estate sales and marketing help position us to meet the competition and improve our market share.

We compete with multi-office independent real estate organizations and, to some extent, with franchise real estate organizations, such as RE/MAX, Century 21 Real Estate, Coldwell Banker Real Estate, Keller Williams, Sotheby’s International Realty, EXIT Realty, ERA, United Country, Weichert, Better Homes and Gardens, and other privately-owned companies. We believe that our principal competitors in 2021 will also increasingly include multi-office real estate organizations, such as Realogy Brokerage Group (formerly NRT LLC, whose affiliates include the New York City-based Corcoran Group as well as Coldwell Banker and Sotheby’s International offices owned by Realogy), Berkshire Hathaway HomeServices of America, Inc., Compass, eXp Realty, Redfin and other privately-owned companies. Specific to New York City, our principal competitors include Corcoran, Compass, Brown Harris Stevens, Sotheby’s International and Warburg Realty. Residential brokerage firms compete for business primarily on the basis of reputation, personal contacts, marketing and public relations services; and, recently, technological innovations and, to a greater degree, commission.

Human Capital

We have long believed that the diversity and talent of our people provide a competitive advantage to Douglas Elliman. As of December 31, 2020, we employed approximately 775 people with 750 people employed by our real estate brokerage business and 25 people employed at our corporate headquarters.

The residential real estate business is built upon personal relationships and we have long believed Douglas Elliman’s team of approximately 775 employees and approximately 6,600 agents (including 5,246 Principal Agents) as of September 30, 2021 distinguishes us from other residential real estate brokerage firms. Forbes recently recognized Douglas Elliman in its 2021 list of America’s best large employers and we believe this recognition is a testament to the hard work and resiliency of the Douglas Elliman family.

While most of Douglas Elliman’s employees are located in the New York and Miami metropolitan areas, its agents are located throughout the United States in New York, Florida, California, Colorado and New England. In an effort to continue to foster relationships with our employees and agents, as well as to address the social and economic impact of COVID-19, Douglas Elliman’s management implemented the following initiatives:

•

Hosted, and continue to host, more than 20 company-wide virtual town halls, podcasts and communications across all regions. These town halls are intended to promote a spirit of camaraderie and educate our employees and agents about working in a COVID-19 environment, among other things.

•	Converted all of our real estate brokerage training and educational courses to its online platform.

•

Continued to support diversity efforts, including sponsoring Aspen Gay Ski Week, matching employees’ and agents’ contributions to the NAACP Legal and Education Fund, the Asian American and Pacific Islander community and various other health and social charitable organizations.

We offer comprehensive benefit programs to our employees which provide them with, among other things, medical, dental, and vision healthcare; 401K matching contributions; paid parental leave; and paid vacation time.

We will continue to listen, while engaging and connecting with our employees and Douglas Elliman’s agents, to further our human capital management objectives by continuing the initiatives we first began during the COVID-19 pandemic.

Properties

Our principal executive offices are located in Miami, Florida in offices leased by Vector. The lease is for 12,390 square feet and expires in April 2023, subject to another five-year renewal option. Lease expense will be included in the computation of fees Spinco pays Vector.

We also have an executive office in New York, New York in an office leased by Vector. The lease is for approximately 9,000 square feet of office space and expires in 2025. Spinco’s operating properties are discussed above under the description of Spinco’s business and in Note 4 to our combined consolidated financial statements.

We lease 102 offices throughout New York, Connecticut, Florida, California, Colorado, Massachusetts and New Jersey. Leases expire at various times between 2021 and 2033. As of December 31, 2020, the properties leased are as follows:

Type	Number of Offices	Location	Owned or Leased	Approximate Square Footage
Offices	25	New York City, NY	Leased	162,000
Offices	36	Long Island, NY	Leased	89,000
Offices	19	Florida	Leased	43,000
Offices	4	Westchester County, NY	Leased	3,000
Offices	12	California	Leased	84,000
Offices	6	Other	Leased	1,000

Legal Proceedings

The Company and its subsidiaries are subject to numerous proceedings, lawsuits and claims in connection with their ordinary business activities. Many of these matters are covered by insurance or, in some cases, the Company is indemnified by third parties. The Company is a defendant in various lawsuits. Although the outcome of these lawsuits cannot be predicted with certainty, management of the Company does not believe that resolution of these lawsuits will have a material adverse effect on the Company.

In connection with Vector’s tobacco business, from time to time we may be named as a defendant in tobacco-related lawsuits, notwithstanding the completion of the Distribution. Pursuant to the Distribution Agreement we will enter into with Vector in connection with the Distribution, Vector and each of its subsidiaries has agreed to indemnify us for liabilities related to Vector’s tobacco business, including liabilities that we may incur for tobacco-related litigation. While we do not believe that we have any liability for tobacco-related claims, an adverse decision in a tobacco-related lawsuit against us could, if the indemnification is deemed for any reason to be unenforceable or any amounts owed to us thereunder are not collectible, in whole or in part, have a material adverse effect on us.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These exemptions generally include, but are not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Although we are still evaluating the JOBS Act, we may take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us as long as we qualify as an emerging growth company, except that we have irrevocably elected not to take advantage of the extension of time to comply with new or revised financial accounting standards available under Section 102(b) of the JOBS Act.

We will, in general, remain as an emerging growth company for up to five full fiscal years following the Distribution. We would cease to be an emerging growth company and, therefore, become ineligible to rely on the above exemptions, if we:

•	have more than $1.07 billion in annual revenue in a fiscal year;

•	issue more than $1 billion of non-convertible debt during the preceding three-year period; or

•

become a “large accelerated filer” as defined in Exchange Act Rule 12b-2, which would occur after: (i) we have filed at least one annual report pursuant to the Exchange Act; (ii) we have been an SEC-reporting company for at least twelve months; and (iii) the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

DIVIDEND POLICY

While we currently contemplate paying a quarterly cash dividend of $0.05 per share of our common stock following the Distribution, we have not yet determined the extent to which we will pay dividends on our common stock. The payment of any dividends in the future, and the timing and amount thereof, to our shareholders will fall within the sole discretion of our Board of Directors and will depend on many factors, such as our financial condition, results of operations and capital requirements, debt service obligations, restrictive covenants in the agreements governing our debt or debt we may incur in the future, industry practice, legal requirements, regulatory constraints and other factors that our Board of Directors deems relevant. Our ability to pay dividends will depend on our ongoing ability to generate cash from operations and on our access to the capital markets. We cannot guarantee that we will pay a dividend in the future or continue to pay any dividends if we commence paying dividends.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined consolidated financial information presented below consists of an unaudited pro forma condensed combined consolidated balance sheet as of September 30, 2021 and unaudited pro forma condensed combined consolidated statements of operations for the nine months ended September 30, 2021, the year ended December 31, 2020 and the last twelve months ended September 30, 2021. The unaudited pro forma condensed combined consolidated financial statements presented below have been derived from the historical annual and interim condensed combined consolidated financial statements of Douglas Elliman Inc., including the unaudited condensed combined consolidated balance sheet as of September 30, 2021, the unaudited condensed combined consolidated statement of operations for the nine months ended September 30, 2021 and September 30, 2020, and the audited combined consolidated statement of operations for the year ended December 31, 2020, included elsewhere in this information statement.

The following unaudited pro forma condensed consolidated combined financial statements have been prepared to reflect adjustments to Douglas Elliman Inc.’s historical financial information for the following autonomous entity adjustments and transaction accounting adjustments (the “Pro Forma Transactions”):

•

The contribution by Vector to Spinco of all the assets and liabilities that comprise the real estate services and PropTech investment business currently owned and operated by Vector through New Valley, together with approximately $200 million cash and cash equivalents, net of each of the current and long-term portion of “Notes payable and other obligations,” which we refer to in this information statement as “net cash and cash equivalents;” and

•

The impact of, and transactions contemplated by, the Distribution Agreement, Tax Disaffiliation Agreement, Transition Services Agreement and Employee Matters Agreement. See “Certain Relationships and Related Party Transactions — Relationship Between Vector and Us After the Distribution.”

The unaudited pro forma condensed combined consolidated balance sheet as of September 30, 2021 has been prepared giving effect to the Pro Forma Transactions as if the Pro Forma Transactions had occurred as of September 30, 2021. The unaudited pro forma condensed combined consolidated statements of operations for the nine months ended September 30, 2021, the year ended December 31, 2020 and the last twelve months ended September 30, 2021 have been prepared giving effect to the Pro Forma Transactions as if the Pro Forma Transactions had occurred on January 1, 2020. We present unaudited pro forma condensed combined consolidated financial information for the last twelve months ended September 30, 2021 because unusual events, primarily as a result of the COVID-19 pandemic in 2020, have occurred and, as a result of those unusual events, we believe that the most recent twelve month period is more representative of normal operations of Douglas Elliman than the year ended December 31, 2020.

The unaudited pro forma condensed combined consolidated financial statements presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical annual and interim condensed combined consolidated financial statements and corresponding notes thereto included elsewhere in this information statement. The unaudited pro forma condensed combined consolidated financial statements constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Cautionary Statement Concerning Forward-Looking Statements and Information.”

DOUGLAS ELLIMAN INC.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED

BALANCE SHEET

As of September 30, 2021 (in thousands, except share and per share data)

	September 30, 2021	Autonomous Entity Adjustments	Transaction Accounting Adjustments	Note		Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$158,804		$53,696	(a	)	$212,500
Receivables	26,531					26,531
Income taxes receivable, net	—					—
Agent receivables, net	11,127					11,127
Restricted cash and cash equivalents	12,548					12,548
Other current assets	9,512					9,512

Total current assets	218,522		53,696			272,218
Property, plant and equipment, net	40,132					40,132
Operating lease right-of-use assets	124,797					124,797
Long-term investments at fair value	3,566					3,566
Contract assets, net	28,688					28,688
Goodwill	32,571					32,571
Other intangible assets, net	74,619					74,619
Equity-method investments	2,790					2,790
Other assets	8,755					8,755

Total assets	$534,440		$53,696			$588,136

LIABILITIES AND NET INVESTMENT
Current liabilities:
Current portion of notes payable and other obligations	$12,526					$12,526
Current operating lease liabilities	22,503					22,503
Income taxes payable, net	1,143		$24,058	(b	)	25,201
Accounts payable	8,228					8,228
Commissions payable	25,648					25,648
Accrued salaries and benefits	23,293					23,293
Contract liabilities	5,843					5,843
Other current liabilities	20,200					20,200

Total current liabilities	119,384		24,058			143,442
Notes payable and other obligations, less current portion	3,309					3,309
Non-current operating lease liabilities	131,923					131,923
Contract liabilities	38,734					38,734
Deferred income taxes	143		14,363	(c	)	14,506
Other liabilities	4,250		(4,250)	(d	)	—

Total liabilities	297,743		34,171			331,914

Commitments and contingencies
Stockholders’ equity/net investment
Common stock, $0.01 par value	—		776	(e	)	776
Additional paid-in-capital	—		253,566	(e	)	253,566
Parent’s net investment	234,817		(234,817)	(e	)	—
Non-controlling interest	1,880					1,880

Total stockholders’ equity/net investment	236,697		19,525			256,222

Total liabilities and net investment	$534,440		$53,696			$588,136

DOUGLAS ELLIMAN INC.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED

STATEMENT OF OPERATIONS

For the year ended December 31, 2020 (in thousands, except share and per share data)

	Year ended December 31, 2020	Autonomous Entity Adjustments	Transaction Accounting Adjustments	Note		Pro Forma
Revenues
Commissions and other brokerage income	$733,751					$733,751
Property management	35,115					35,115
Other ancillary services	5,121					5,121

Total revenues	773,987					773,987

Expenses
Real estate agent commissions	546,948					546,948
Sales and marketing	64,097					64,097
Operations and support	49,895					49,895
General and administrative	76,134	$16,500		(f	)	92,634
Technology	14,858					14,858
Depreciation and amortization	8,537					8,537
Loss on disposal of assets	1,169					1,169
Impairments of goodwill and intangible assets	58,252					58,252
Restructuring expenses	3,382					3,382

Operating loss	(49,285)	(16,500)				(65,785)

Other income
Interest income, net	190					190
Equity (losses) in from equity-method investments	(225)					(225)
Change in fair value of contingent liability	2,149		$(2,149)	(d	)	—
Investment income	843					843

Loss before provision for income taxes	(46,328)	(16,500)	(2,149)			(64,977)
Income tax provision	44	(4,734)	(12,890)	(b	)	(17,580)

Net (loss) income attributed to Douglas Elliman Inc.	$(46,372)	$(11,766)	$10,741			$(47,397)

Earnings per share
Basic						$(0.61)

Diluted						$(0.61)

Weighted average shares outstanding(g)
Basic						77,628,949

Diluted						77,628,949

DOUGLAS ELLIMAN INC.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED

STATEMENT OF OPERATIONS

For the nine months ended September 30, 2021 (in thousands, except share and per share data)

	Nine months ended September 30, 2021	Autonomous Entity Adjustments	Transaction Accounting Adjustments	Note		Pro Forma
Revenues
Commissions and other brokerage income	$974,048					$974,048
Property management	28,289					28,289
Other ancillary services	16,575					16,575

Total revenues	1,018,912					1,018,912

Expenses
Real estate agent commissions	737,767					737,767
Sales and marketing	59,331					59,331
Operations and support	56,697					56,697
General and administrative	64,481	$12,375		(f	)	76,856
Technology	11,302					11,302
Depreciation and amortization	6,409					6,409
Loss on disposal of assets	—					—
Impairments of goodwill and intangible assets	—					—
Restructuring expenses	—					—

Operating income	82,925	(12,375)				70,550

Other income
Interest income	65					65
Equity in earnings from equity-method investments	(118)					(118)
Change in fair value of contingent liability	(3,252)		$3,252	(d	)	—
Investment income	566		—			566

Income (loss) before provision for income taxes	80,186	(12,375)	3,252			71,063
Income tax provision	1,656	(3,551)	24,304	(b	)	22,409

Net income (loss)	78,530	(8,824)	(21,052)			48,654
Net loss attributed to non-controlling interest	120	—	—			120

Net income (loss) attributed to Douglas Elliman Inc.	$78,650	$(8,824)	$(21,052)			$48,774

Earnings per share
Basic						$0.63

Diluted						$0.63

Weighted average shares outstanding
Basic						77,628,949

Diluted						77,628,949

DOUGLAS ELLIMAN INC.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED

STATEMENT OF OPERATIONS

For the twelve months ended September 30, 2021 (in thousands, except share and per share data)

	A	B	C	A-B+C = D	E	F			D+E+F
	Year ended December 31, 2020	Nine months ended September 30, 2020	Nine months ended September 30, 2021	Twelve months ended September 30, 2021	Autonomous Entity Adjustments	Transaction Accounting Adjustments	Note		Pro Forma
Revenues
Commissions and other brokerage income	$733,751	$477,720	$974,048	$1,230,079					$1,230,079
Property management	35,115	26,195	28,289	37,209					37,209
Other ancillary services	5,121	2,611	16,575	19,085					19,085

Total revenues	773,987	506,526	1,018,912	1,286,373					1,286,373

Expenses
Real estate agent commissions	546,948	351,325	737,767	933,390					933,390
Sales and marketing	64,097	40,649	59,331	82,779					82,779
Operations and support	49,895	35,809	56,697	70,783					70,783
General and administrative	76,134	62,275	64,481	78,340	$16,500		(f	)	94,840
Technology	14,858	11,137	11,302	15,023					15,023
Depreciation and amortization	8,537	6,405	6,409	8,541					8,541
Loss on disposal of assets	1,169	—	—	1,169					1,169
Impairments of goodwill and intangible assets	58,252	58,252	—	—					—
Restructuring expenses	3,382	3,281	—	101					101

Operating (loss) income	(49,285)	(62,607)	82,925	96,247	(16,500)				79,747

Other income
Interest income, net	190	148	65	107					107
Equity in (losses) earnings from equity-method investments	(225)	(196)	(118)	(147)					(147)
Change in fair value of contingent liability	2,149	2,082	(3,252)	(3,185)		$3,185	(d	)	—
Investment income	843	—	566	1,409		—			1,409

Income (loss) before provision for income taxes	(46,328)	(60,573)	80,186	94,431	(16,500)	3,185			81,116
Income tax provision	44	(168)	1,656	1,868	(4,734)	28,492	(b	)	25,626

Net income (loss)	(46,372)	(60,405)	78,530	92,563	(11,766)	(25,307)			55,490
Net loss attributed to non-controlling interest	—	—	120	120	—	—			120

Net (loss) income attributed to Douglas Elliman Inc.	$(46,372)	$(60,405)	$78,650	$92,683	$(11,766)	$(25,307)			$55,610

Earnings per share
Basic									$0.72

Diluted									$0.72

Weighted average shares outstanding
Basic									77,628,949

Diluted									77,628,949

DOUGLAS ELLIMAN INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

(a)	Reflects cash received from Vector to effect the capitalization of Douglas Elliman in connection with the transaction.

(b)

Reflects the change in the provision for income tax expense as a result of the Company’s incorporation as a stand-alone corporation. The Company’s provision will include its distributable share of income from Douglas Elliman Realty, LLC which will continue to be taxed as a partnership for US income tax purposes. The provision for income taxes was calculated applying a blended statutory tax rate of 28.69% to the Company’s income before tax, adjusted for permanent items. The deferred tax impact from changes in temporary differences was also calculated using a blended statutory tax rate of 28.69%. These rates reflect the blended statutory tax rates in the U.S. as well as the states in which the Company operates.

(c)	Reflects the transfer of differences in financial statement carrying value and income tax basis in Vector’s investment in the Company.

(d)

Reflects the change in the fair value of the contingent liability associated with the acquisition of the 29.41% non-controlling interest of Douglas Elliman Realty, LLC in December 2018. In connection with the spin-off, Vector will assume such liability.

(e)

Upon Distribution, for purposes of the September 30, 2021 condensed combined consolidated balance sheet, Vector’s net investment in the Company will be redesignated as Douglas Elliman Inc.’s stockholders’ equity. Common stock, at par value, will be $776 to common stock and $253,566 to additional paid-in-capital based on the number of shares of Douglas Elliman Inc. common stock outstanding at the Distribution date. This adjustment also reflects the impact of the other pro forma adjustments reflected within the balance sheet. The adjustments are summarized below:

Impact of pro forma adjustments	$19,525
Redesignation of net parent investment	234,817
Common stock adjustment	(776)

Total additional paid-in-capital adjustment	$253,566

(f)

Amounts allocated reflect management’s estimate of expenses allocable of Vector’s corporate headquarters operations and will be established in the Transition Services Agreement to be filed in an amendment to this information statement.

(g)	“Weighted average shares outstanding” refers to the approximate number of shares of common stock of the Company expected to be outstanding immediately following the Distribution.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the combined consolidated financial statements and corresponding notes, and the unaudited pro forma condensed combined consolidated financial statements and corresponding notes included elsewhere in this information statement. Any forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Any forward-looking statements are subject to a number of important factors, including those factors discussed under “Risk Factors” and “Special Note on Forward-Looking Statements,” that could cause our actual results to differ materially from those indicated in such forward-looking statements. We believe the assumptions underlying the unaudited pro forma condensed combined consolidated financial statements and corresponding notes are reasonable.

(All dollar amounts included herein are presented in thousands, except as otherwise noted.)

Introduction

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is designed to provide a reader of the Company’s financial statements with a narrative from our management’s perspective. Our MD&A is organized as follows:

•

COVID-19 Pandemic and Current Business and Industry Trends. This section discusses the effects of the COVID-19 pandemic on our business and the steps we have taken to address such effects, including current business and industry trends.

•	Proposed Distribution and Basis of Presentation. This section provides a general description of the proposed spin-off that would separate our business from the other businesses of Vector.

•

Business Overview. This section provides a general description of our business, as well as other matters that we believe are important in understanding our results of operations and financial condition and in anticipating future trends.

•

Critical Accounting Estimates. This section includes a discussion of accounting estimates considered to be important to our financial condition and results of operations and which require significant judgment and estimates on the part of management in their application. In addition, our significant accounting estimates, including our critical accounting estimates, are discussed in the notes to our audited combined consolidated annual financial statements included elsewhere in this information statement.

•	Results of Operations. This section provides an analysis of our results of operations for the nine months ended September 30, 2021 and 2020 and the years ended December 31, 2020, 2019 and 2018.

•

Liquidity and Capital Resources. This section provides a discussion of our financial condition and liquidity, an analysis of our cash flows for the nine months ended September 30, 2021 and 2020 and the years ended December 31, 2020, 2019 and 2018, as well as certain contractual obligations and off-balance sheet arrangements that existed at December 31, 2020.

COVID-19 Pandemic and Current Business and Industry Trends

The COVID-19 pandemic continues to evolve and disrupt normal activities in many segments of the U.S. economy even as COVID-19 vaccines have been and continue to be administered. Many uncertainties continue to surround the pandemic, including risks associated with the timing and extent of vaccine administration and the impact of COVID-19 variants, the duration of the pandemic and the length of immunity. The following provides a summary of our actions since COVID-19 was declared a pandemic in March 2020.

We are one of the largest residential real estate brokers in the New York City market and approximately 46% of our brokerage revenues were derived from the New York City market in 2018 and 2019. Published reports and data indicate that the New York metropolitan area was initially impacted more than any other area in the United States. Consequently, various governmental agencies in the New York metropolitan area and in other markets where we operate instituted quarantines, “pause” orders, “shelter-in-place” rules, restrictions on travel and restrictions on the types of businesses that could operate. These restrictions adversely impacted our ability to conduct business during the year ended December 31, 2020 and, in particular from March 2020 to October 2020. For example, our agents were restricted from performing in-person showings of properties or conducting open houses in most of our markets from March 2020 to June 2020. We experienced a severe decline in closed sales volume in New York City from March 2020 to October 2020. As a result of the impact of the COVID-19 pandemic on the New York City market, and combined with the increased demand for existing homes in other areas of the U.S., the percentage of our brokerage revenues from the New York City market declined from approximately 46% in 2019 to approximately 32% for the twelve months ended September 30, 2021.

Beginning in April 2020, as a response to the impact of the COVID-19 pandemic, we made significant operating adjustments, including a reduction of brokerage personnel of approximately 25% and reductions of other administrative expenses, as well as a reduction, deferral or elimination of certain office lease expenses. As markets have reopened and our revenues have significantly increased, our expenses have increased in 2021 from the comparable 2020 periods. These increases were primarily the result of increased personnel expenses (associated with both discretionary compensation as well as the reinstatement of salary levels) and advertising expenses (associated with increased listing volume) in 2021.

A strong recovery in markets complementary to New York City, including Long Island, Westchester County, the Hamptons, Connecticut, Palm Beach, Miami, Los Angeles, and Aspen began late in the second quarter of 2020, following a period of sharp decline in existing home transactions that began in the final weeks of the first quarter of 2020 due to the COVID-19 crisis. More recently, we have experienced a recovery in New York City as well.

During the nine months ended September 30, 2021, we believe sustained high levels of demand in the markets in which we operate have been supported by beneficial consumer trends such as relaxation of social distancing measures and office re-openings coupled with further adoption of remote work trends, which we believe enhance consumers’ propensity to relocate to attractive tax and weather destinations, coupled with a favorable mortgage rate environment. In addition, continued high demand and low housing inventory levels in the markets in which we operate have driven increased average existing home prices throughout such markets in 2021, and we believe limited inventory contributed to the decline in our gross transaction volume from the second quarter to the third quarter. Nonetheless, we anticipate that our markets, and in particular, New York City, will continue to improve from 2020 levels for the remainder of 2021 and into 2022, with average existing home prices increasing and existing homes transaction growth remaining strong.

There remain significant uncertainties regarding whether the beneficial consumer trends discussed above, partially offset by low housing inventory levels, will be maintained, and whether such trends will continue to have a positive effect on our results of operations, financial position and cash flow, as well as significant uncertainties related to the COVID-19 pandemic, including the impact of COVID-19 variants, the duration of the pandemic and the length of immunity. See “Risk Factors.”

Proposed Distribution and Basis of Presentation

On August 13, 2021, the newly formed registrant, Douglas Elliman Inc. (together with its subsidiaries, “Spinco” or the “Company”), was incorporated in the State of Delaware. At a meeting on November 3, 2021, the board of directors of Vector authorized Vector’s management to proceed with the public filing of this information statement and prepare for the separation of the Vector real estate services and technology business from its tobacco and real estate investment businesses. The spin-off is expected to be completed through a tax-free pro rata distribution of all the common stock of Spinco to Vector stockholders.

Completion of the transaction is subject to various conditions, including final approval by the board of directors of Vector, receipt of a tax opinion from counsel and the effectiveness of the registration statement with the SEC.

References to “we,” “us,” “our,” “Spinco,” “Douglas Elliman” or the “Company” include the subsidiaries of Vector that will be subsidiaries of Spinco at the time of the Distribution.

The combined consolidated financial statements of the Company (the “combined consolidated financial statements”) were prepared on a stand-alone basis derived from the combined consolidated financial statements and accounting records of Vector. These financial statements reflect the combined historical results of operations, financial position and cash flows of the Company in accordance with GAAP and SEC Staff Accounting Bulletin Topic 1-B, Allocation of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity. References to GAAP issued by the Financial Accounting Standards Board (“FASB”) are to the FASB Accounting Standards Codification, also referred to as the “Codification” or “ASC.”

Historically, separate financial statements have not been prepared for the Company, and it has not operated as a stand-alone business from Vector. The combined consolidated financial statements include certain assets and liabilities that have historically been held by Vector or by other Vector subsidiaries but are specifically identifiable or otherwise attributable to the Company. All significant intercompany transactions and balances between Vector and the Company have been included as components of Parent’s net investment in the combined consolidated financial statements, as they are to be considered effectively settled upon effectiveness of the Distribution. The combined consolidated financial statements are presented as if the Spinco businesses had been combined for all periods presented. The assets and liabilities in the combined consolidated financial statements have been reflected on a historical cost basis, as immediately prior to the Distribution all of the assets and liabilities presented are wholly owned by Vector and are being transferred to the Company at carry-over basis.

The combined consolidated statements of operations include allocations for certain support functions that are provided on a centralized basis and not historically recorded at the business unit level by Vector, such as expenses related to executive management, finance, legal, human resources, government affairs, information technology, and venue operations, among others. As part of the Distribution, certain corporate and operational support functions are being transferred to Spinco, and therefore, charges were reflected in order to properly burden all business units comprising Vector’s historical operations. These expenses have been allocated to Spinco on the basis of direct usage when identifiable, with the remainder allocated on a pro rata basis of combined revenues, headcount or other measures of Spinco or Vector, which is recorded as an increase to general and administrative expense.

Management believes the assumptions underlying the combined consolidated financial statements, including the assumptions regarding allocating general corporate expenses, are reasonable. Nevertheless, the combined consolidated financial statements may not include all of the actual expenses that would have been incurred by the Company and may not reflect its combined results of operations, financial position and cash flows had it been a stand-alone company during the periods presented. Actual costs that would have been incurred if the Company had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. The Company is unable to quantify the amounts that it would have recorded during the historical periods on a stand-alone basis as it is not practicable to do so.

Business Overview

With a leading luxury brand and a comprehensive suite of technology-enabled real estate services and investments, Spinco is well positioned to capitalize on opportunities in the large and growing U.S. residential real estate market. Since the beginning of 2020, U.S. homeowner equity has grown 17.6% to $23.6 trillion. Further, new and existing home sales in the U.S. are forecast to grow to approximately 7.4 million units in 2022, compared to approximately 6.9 million, 6.5 million and 6.0 million units in 2021, 2020 and 2019, respectively, according to the Mortgage Bankers Association – MBA Mortgage Finance Forecast. We believe increased homeowner equity and growth in home sales are benefiting from several factors including low mortgage interest rates, historically low inventory, and increased mobility resulting from COVID-19. This expanding market presents opportunities for significant commission income with national commission rates averaging approximately 5.8% as of September 30, 2021, according to HomeLight, while our actual commission rates have ranged between 5.27% in 2017 and 4.93% in 2020 due to our sales mix, which consists of higher-priced homes. Despite various “agentless” models such as “iBuying,” approximately 88% of buyers purchased their home through a real estate agent or broker and 89% of sellers were assisted by a real estate agent when selling their home, according to NAR, highlighting the central role agents continue to play in real estate transactions. Agents are able to generate significant repeat business from clients and referrals, with 67% of home sellers and 60% of home buyers in 2020 choosing to work with an agent they had used in the past or through a referral, according to NAR. Repeat business, as well the ability to provide ancillary services, allows agents to extend their client relationships and generate significant lifetime value.

Since its inception in 1911, Douglas Elliman has challenged the status quo of the real estate industry. The company was founded on Douglas L. Elliman’s vision that New Yorkers would shift their preference for traditional homes to favor luxury apartments that were both sold and managed by comprehensive real estate companies. More than a century later, the Douglas Elliman brand is still associated with service, luxury and forward thinking — our markets are primarily international finance and technology hubs that are densely populated and offer housing inventory at premium price points. The average transaction value of a home we sold in the nine months ended September 30, 2021 was $1,598—significantly higher than our principal competitors. Douglas Elliman is one of the largest residential brokerage companies in the New York metropolitan area, which includes New York City, Long Island, Westchester and the Hamptons, and the sixth largest in the U.S. We also operate leading property management, title and escrow companies, among other ancillary services.

Today, we are building on our record of innovation. Douglas Elliman is focused on digitizing, integrating and simplifying real estate activities for agents and elevating their clients’ experiences. We are bringing innovative, technology-driven PropTech solutions to Douglas Elliman by adopting new PropTech solutions for agents and their clients and also investing in select PropTech opportunities through New Valley Ventures. Our model is to source and use best-of-breed products and services that we believe will increase our efficiency. In addition to entering into business relationships with PropTech companies, as described further below, we are committed to creating over time a portfolio of PropTech companies that, through our business and investment relationship, have access to our agents and their clients, as well as our know-how and experience, to grow their own businesses, while benefiting our operations. This keeps Douglas Elliman and our agents on the cutting edge of the industry with new solutions and services that can be integrated into our technology foundation, while also remaining asset-light. Furthermore, we maintain upside potential in the success of our PropTech partners in which we invest through minority stakes in their capital structures.

We have a track record of generating profitable growth. For the year ended December 31, 2020, despite the unprecedented impact of the COVID-19 pandemic on many of our markets, we had total revenues of $774,000, net loss of $46,400 and Adjusted EBITDA of $22,100. Our management responded to the profound impact of the COVID-19 pandemic by adjusting Douglas Elliman’s expense structure and introducing additional technology to improve the efficiency of our agents. Consequently, as markets reopened and vaccinations for COVID-19 became available, Douglas Elliman’s business rapidly improved and, for the twelve months ended September 30, 2021, our revenues were $1,290,000, our net income was $92,700 and our Adjusted EBITDA was $106,100. For the nine months ended September 30, 2021, our revenues were $1,019,000, representing a 101% increase from the prior year period, and for the three months ended September 30, 2021, our revenues were $354,000. We are experiencing strong momentum in many of our markets and we believe we are well positioned to continue capitalizing on the attractive market opportunity. Douglas Elliman’s gross transaction value increased from $29,100,000 for the year ended December 31, 2020 to $47,700,000 for the twelve months ended September 30, 2021. The number of Principal Agents was 5,246 as of September 30, 2021, an increase from 4,996 as of December 31, 2020. During this period of growth, we have maintained stable agent retention. See “— Key Business Metrics and Non-GAAP Financial Measures” for information regarding our non-GAAP financial measures and reconciliations to the most comparable GAAP measures.

We believe our comprehensive suite of real estate solutions, our industry-leading brand name, and our talented team of employees and agents set us apart in the industry. We will pursue profitable growth opportunities through the expansion of our footprint, investments in cutting-edge PropTech companies through New Valley Ventures, continued recruitment of best-in-class talent, acquisitions (acqui-hires) and operational efficiencies. We will employ a disciplined capital allocation strategy aimed at generating sustainable long-term value for our stockholders.

Key Business Metrics and Non-GAAP Financial Measures

In addition to our financial results, we use the following business metrics to evaluate our business and identify trends affecting our business. To evaluate our operating performance, we also use Adjusted EBITDA and Adjusted EBITDA Margin and financial measures for the last twelve months (“LTM”) ended September 30, 2021 (“Non-GAAP Financial Measures”), which are financial measures not prepared in accordance with GAAP.

	Nine months ended September 30,		Years ended December 31,
	2021	2020	2020	2019	2018
Key Business Metrics
Total transactions (absolute) (1)	23,299	15,135	22,686	23,479	22,990
Gross transaction value (in billions)(2)	$37.2	$18.6	$29.1	$28.8	$28.1
Average transaction value per transaction (in thousands)(3)	$1,598.2	$1,232.2	$1,281.2	$1,226.9	$1,222.4
Number of Principal Agents(4)	5,246 (5)	5,231	4,996	5,370	5,498
Annual Retention(6)			90%	91%	89%
Net income (loss) attributed to Douglas Elliman Inc.	$78,650	$(60,405)	$(46,372)	$8,459	$3,669
Net income (loss) margin	7.7%	(11.9%)	(5.99%)	1.08%	0.49%
Adjusted EBITDA	$89,334	$5,331	$22,055	$5,158	$12,331
Adjusted EBITDA margin	8.77%	1.05%	2.85%	0.66%	1.64%

(1)

We calculate total transactions by taking the sum of all transactions closed in which our agent represented the buyer or seller in the purchase or sale of a home (excluding rental transactions). We include a single transaction twice when one or more of our agents represent both the buyer and seller in any given transaction.

(2)

Gross transaction value is the sum of all closing sale prices for homes transacted by our agents (excluding rental transactions). We include the value of a single transaction twice when our agents serve both the home buyer and home seller in the transaction.

(3)	Average transaction value per transaction is calculated as gross transaction value divided by total transactions.
(4)

The number of Principal Agents is determined as of the last day of the specified period. We use the number of Principal Agents, in combination with our other key business metrics such as total transactions and gross transaction value, as a measure of agent productivity.

(5)	Includes the Principal Agents acquired in connection with increased ownership from 1% to 50% in Douglas Elliman Texas in August 2021.
(6)

Annual Retention is calculated as the quotient of (x) the prior year revenue generated by agents retained divided by (y) the prior year revenue generated by all agents. We use Annual Retention as a measure of agent stability.

Non-GAAP Financial Measures

Adjusted EBITDA is a non-GAAP financial measure that represents our net income adjusted for depreciation and amortization, investment income, net, stock-based compensation expense, benefit from income taxes, and other items. Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by revenue. LTM financial measures are non-GAAP financial measures that are calculated by reference to the trailing four-quarter performance for the relevant metric.

We believe that Non-GAAP Financial Measures are important measures that supplement analysis of our results of operations and enhance an understanding of our operating performance. We believe Non-GAAP Financial Measures provide a useful measure of operating results unaffected by non-recurring items, differences in capital structures and ages of related assets among otherwise comparable companies. Management uses Non-GAAP Financial Measures as measures to review and assess operating performance of our business, and management and investors should review both the overall performance (GAAP net income) and the operating performance (Non-GAAP Financial Measures) of our business. While management considers Non-GAAP Financial Measures to be important, they should be considered in addition to, but not as substitutes for or superior to, other measures of financial performance prepared in accordance with GAAP, such as operating income, and net income. In addition, Non-GAAP Financial Measures are susceptible to varying calculations and our measurement of Non-GAAP Financial Measures may not be comparable to those of other companies.

Reconciliations of these non-GAAP measures have been provided in the table below.

Computation of Adjusted EBITDA

	(e) Last twelve months ended	Nine months ended September 30,		Years ended December 31,
	September 30, 2021	2021	2020	2020	2019	2018
Net income (loss) attributed to Douglas Elliman Inc.	$92,683	$78,650	$(60,405)	$(46,372)	$8,459	$3,669
Interest income, net	(107)	(65)	(148)	(190)	(600)	(387)
Income tax expense (benefit)	1,868	1,656	(168)	44	354	400
Depreciation and amortization	8,541	6,409	6,405	8,537	8,638	8,364
Equity in losses (earnings) from equity-method investments(a)	147	118	196	225	(8,472)	(1,243)
Restructuring(b)	101	—	3,281	3,382	—	—
Loss on disposal of assets	1,169	—	—	1,169	—	—
Impairments of goodwill and other intangible assets(c)	—	—	58,252	58,252	—	—
Change in fair value of contingent liability	3,185	3,252	(2,082)	(2,149)	(3,157)	—
Other, net	(1,529)	(686)	—	(843)	(64)	1,528

Adjusted EBITDA(d)	$106,058	$89,334	$5,331	$22,055	$5,158	$12,331

(a)

Represents equity in losses (earnings) recognized from the Company’s investment in an equity method investment that is accounted for under the equity method and is not consolidated in the Company’s financial results.

(b)	Represents restructuring related to Douglas Elliman Realty, LLC’s realignment of administrative support functions, office locations and business model.
(c)	Represents non-cash intangible asset impairment charges related to the goodwill and trademark of Douglas Elliman Realty, LLC.
(d)	“Adjusted EBITDA”, as used throughout this information statement, refers to adjusted EBITDA attributed to Douglas Elliman Inc.
(e)

The results for the last twelve months ended September 30, 2021 are computed by adding results from the year ended December 31, 2020 to the results from the nine months ended September 30, 2021 and subtracting the results from the nine months ended September 30, 2020.

Computation of LTM Non-GAAP Financial Measures as of September 30, 2021

	(d) Last twelve months ended	Year ended	Nine months ended September 30,
	September 30, 2021	December 31, 2020	2021	2020
Revenues	$1,286,373	$773,987	$1,018,912	$506,526

Net income (loss) attributed to Douglas Elliman Inc.	$92,683	$(46,372)	$78,650	$(60,405)

Critical Accounting Estimates

General. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Significant estimates subject to material changes in the near term include revenue recognition, impairment charges, valuation of intangible assets, deferred tax liabilities, valuation of investments, and including other-than-temporary impairments to such investments. Actual results could differ from those estimates.

Revenue Recognition. Revenue is measured based on consideration specified in a contract with a customer and excludes any sales incentives. Revenue is recognized when (a) an enforceable contract with a customer exists, that has commercial substance, and collection of substantially all consideration for services is probable; and (b) the performance obligations to the customer are satisfied either over time or at a point in time.

Real estate commissions earned by our brokerage businesses are recognized as revenue when the real estate sale is completed or lease agreement is executed, which is the point in time that the performance obligation is satisfied. Any commission and other payments received in advance are deferred until the satisfaction of the performance obligation. Corresponding agent commission expenses, including any advance commission or other direct expense payments, are deferred and recognized as cost of sales concurrently with related revenues.

Contracts in our development marketing business provide us with the exclusive right to sell units in a subject property for a commission fee per unit sold calculated as a percentage of the sales price of each unit. Accordingly, a performance obligation exists for each unit in the Development Marketing property under contract, and a portion of the total contract transaction price is allocated to and recognized at the time each unit is sold.

Under development marketing service arrangements, dedicated staff are required for a subject property and these costs are typically reimbursed from the customer through advance payments that are recoupable from future commission earnings. Advance payments received and associated direct costs paid are deferred, allocated to each unit in the subject property, and recognized at the time of the completed sale of each unit.

Development marketing service arrangements also include direct fulfillment costs incurred in advance of the satisfaction of the performance obligation. We capitalize costs incurred in fulfilling a contract with a customer if the fulfillment costs (1) relate directly to an existing contract or anticipated contract, (2) generate or enhance resources that will be used to satisfy performance obligations in the future, and (3) are expected to be recovered. These costs are amortized over the estimated customer relationship period which is the contract term. We use an amortization method that is consistent with the pattern of the transfer of goods or services to our customers by allocating these costs to each unit in the subject property and expensing these costs as each unit sold is closed over the contract.

Commission revenue is recognized at the time the performance obligation is met for our commercial leasing contracts, which is when the lease agreement is executed, as there are no further performance obligations, including any amounts of future payments under extended payment terms.

Our property management revenue arrangements consist of providing operational and administrative services to manage a subject property. Fees for these services are typically billed and collected monthly. Property management service fees are recognized as revenue over time using the output method as the performance obligations under the customer arrangement are satisfied each month. Our title insurance commission fee revenue is earned when the sale of the title insurance is completed, which corresponds to the point in time when the underlying real estate sale transaction closes and the payment is received.

Accounting for Leases. On January 1, 2019, we adopted ASU No. 2016-02- Leases (Topic 842), therefore, our lease accounting policy has been modified as discussed in Note 4 to our combined consolidated financial statements. Under ASC 842, we determine if an arrangement is a lease at contract inception. At lease commencement, we record and recognize right-of-use (“ROU”) assets for the lease liability amount and initial direct costs incurred, offset by lease incentives received. We record lease liabilities for the net present value of future lease payments over the lease term. The discount rate we use is generally our estimated incremental borrowing rate unless the lessor’s implicit rate is readily determinable. We calculate discount rates periodically to estimate the rate we would pay to borrow the funds necessary to obtain an asset of similar value, over a similar term, with a similar security. The lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. We recognize operating lease expense on a straight-line basis over the lease term. Operating leases are included in operating lease ROU assets and lease liabilities on the combined consolidated balance sheets.

Stock-Based Compensation. In connection with the Distribution, we will grant stock-based compensation to employees and will recognize expense on such grants. Our stock-based compensation will use a fair-value-based method to recognize non-cash compensation expense for share-based transactions. Under the fair value recognition provisions, we will recognize stock-based compensation net of an estimated forfeiture rate and only recognize compensation cost for those shares expected to vest on a straight-line basis over the requisite service period of the award.

Current Expected Credit Losses. On January 1, 2020, we adopted ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, therefore, our measurement of credit losses for most financial assets and certain other instruments has been modified as discussed in Note 3 to our combined consolidated financial statements. We are exposed to credit losses for various amounts due from real estate agents, which are included in other current assets on the combined consolidated balance sheets, net of an allowance for credit losses. We historically estimated our allowance for credit losses on receivables from agents based on an evaluation of aging, agent sales in pipeline, any security, specific exposures, and historical experience of collections from the individual agents. Based on our historical credit losses on receivables from agents, current and expected future market trends (such as the current and expected impact of COVID-19 on the real estate market), it was determined that the requirements of ASU No. 2016-13 did not result in a material impact on our allowance for credit losses as of January 1, 2020 of $6,132. We estimated that the credit losses for these receivables were $7,038 at December 31, 2020.

Goodwill and Indefinite Life Assets. Goodwill and intangible assets with indefinite lives are not amortized, but instead are tested for impairment on an annual basis, or whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. We follow ASC 350, Intangibles — Goodwill and Other, and subsequent updates including ASU 2011-08, Testing Goodwill for Impairment and ASU 2017-14, Simplifying the Test for Goodwill Impairment. The amendments permit entities to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If we conclude that it is more likely than not that a reporting unit’s fair value is less than its carrying value or choose to bypass the optional qualitative assessment, we would then assess recoverability by comparing the fair value of the reporting unit to our carrying amount; otherwise, no further impairment test would be required. The fair value of the intangible asset associated with the Douglas Elliman trademark is determined using a “relief from royalty payments” method. This approach involves two steps: (i) estimating reasonable royalty rates for its trademark associated with the Douglas Elliman trademark and (ii) applying these royalty rates to a net sales stream and discounting the resulting cash flows to determine fair value. This fair value is then compared with the carrying value of the trademark. As discussed in Note 7 to our combined consolidated financial statements, during the first quarter of 2020, we performed quantitative assessments of our goodwill and our trademark intangible asset in conjunction with our quarterly review for indicators of impairment. The quantitative assessments resulted in impairment charges to goodwill of $46,252 and to the trademark intangible asset of $12,000. We performed a qualitative assessment for the year ended December 31, 2020, which did not result in additional impairment charges related to our goodwill or trademark.

Results of Operations

The following discussion provides an assessment of our results of operations, capital resources and liquidity and should be read in conjunction with our combined consolidated financial statements and related notes included elsewhere in this report.

The primary components of our operating expenses, the changes in which are described in the following discussion of our results of operations, are defined below:

•

Sales and marketing. Sales and marketing expense consists primarily of marketing and advertising expenses, compensation and other personnel-related costs for employees supporting sales, marketing, expansion and related functions, occupancy-related costs and agent acquisition incentives.

•

Operations and support. Operations and support expense consists primarily of compensation and other personnel-related costs for employees supporting agents, third-party consulting and professional services costs (not included in general and administrative or technology), fair value adjustments to contingent consideration for our acquisitions and other related expenses.

•

General and administrative. General and administrative expense consists primarily of compensation and other personnel-related costs for executive management and administrative employees, including finance and accounting, legal, human resources and communications, the occupancy costs for our headquarters and other offices supporting our administrative functions and, after the Distribution, will include transition services paid to our former parent, Vector, for the use of office space and employees, professional services fees for legal and finance, insurance expenses and talent acquisition expenses.

•

Technology. Technology expense consists primarily of compensation and other personnel-related costs for employees in the product, engineering and technology functions, website hosting expenses, software licenses and equipment, third-party consulting costs, data licenses of PropTech and other related expenses associated with the implementation of our technology initiatives.

Three and Nine Months Ended September 30, 2021 Compared to Three and Nine Months Ended September 30, 2020

The following table sets forth our consolidated statements of operations data for the three and nine months ended September 30, 2021 compared to the three and nine months ended September 30, 2020:

	Three months ended September 30,				Nine months ended September 30,
	2021		2020		2021		2020
Revenue
Commissions and other brokerage income	$338,915	95.7%	$198,500	95.4%	$974,048	95.6%	$477,720	94.3%
Property management	9,120	2.6%	8,584	4.1%	28,289	2.8%	26,195	5.2%
Other	6,126	1.7%	912	0.4%	16,575	1.6%	2,611	0.5%

Revenue	354,161	100.0%	207,996	100.00%	1,018,912	100.0%	506,526	100.0%

	Three months ended September 30,				Nine months ended September 30,
	2021		2020		2021		2020
Operating expenses
Real estate agent commissions	$257,098	72.6%	$149,010	71.6%	$737,767	72.4%	$351,325	69.4%
Sales and marketing	20,237	5.7%	10,522	5.1%	59,331	5.8%	40,649	8.0%
Operations and support	22,448	6.3%	10,277	4.9%	56,697	5.6%	35,809	7.1%
General and administrative	22,287	6.3%	20,280	9.8%	64,481	6.3%	62,275	12.3%
Technology	4,388	1.2%	3,707	1.8%	11,302	1.1%	11,137	2.2%
Depreciation and amortization	2,189	0.6%	2,093	1.0%	6,409	0.6%	6,405	1.3%
Impairments of goodwill and other intangible assets	—	0.0%	—	0.0%	—	0.0%	58,252	11.5%
Restructuring	—	0.0%	320	0.2%	—	0.0%	3,281	0.6%

Operating Expenses	328,647		196,209		935,987		569,133
Operating income (loss)	$25,514	7.2%	$11,787	5.7%	$82,925	8.1%	$(62,607)	(-12.4%)

Three Months Ended September 30, 2021 Compared to the Three Months Ended September 30, 2020

Revenues. Our revenues increased by $146,165 (70.3%), for the three months ended September 30, 2021 compared to the three months ended September 30, 2020, which was primarily related to an increase of $140,415 in our commission and other brokerage income, which increased as a result of increased existing home sales caused by home-buying trends in our markets.

In 2020, and, in particular, the second quarter of 2020, we experienced a severe decline in closed sales volume in New York City. Therefore, as a result of the impact of the COVID-19 pandemic on the New York City market and combined with the increased demand for existing-homes in other areas of the U.S., the percentage of our brokerage revenues from the New York City market declined from approximately 46% in 2019 to approximately 32% for the twelve months ended September 30, 2021.

In particular, the New York City market continued to improve in the third quarter of 2021. For the three months ended September 30, 2021, the percentage of our brokerage revenues from the New York City market increased from 24.0% from the comparable 2020 period to 38.9%. The three months ended September 30, 2021 demonstrated continued strength in the residential real estate market, which has improved markedly from a sharp decline in transactions, primarily in the second quarter of 2020, due to factors related to the COVID-19 pandemic. As our markets began reopening and vaccines for COVID-19 have become available, and consistent with home-buying trends in the U.S., our business improved significantly in markets complementary to New York City, including South Florida (Miami and Palm Beach), the New York City suburbs (Long Island, Westchester County and Connecticut), the Hamptons, Los Angeles, and Aspen. More recently, we have experienced a recovery in New York City as well. For the three months ended September 30, 2021, our commission and other brokerage income generated from the sales of existing homes increased by $74,449 in New York City, $32,021 in the Southeast region, $19,487 in the West (California and Colorado) region, and $4,806 in the Northeast region, which excludes New York City. In addition, our revenues from Development Marketing increased by $9,652 for the three months ended September 30, 2021 compared to the comparable 2020 period.

Operating Expenses

Our operating expenses in 2020 and 2021 were significantly impacted by the COVID-19 pandemic and, beginning in the second half of 2020, home buying trends. In the second quarter of 2020, in response to the COVID-19 pandemic, we made operating adjustments to reduce expenses and, in 2021, home-buying trends, which began in the second half of 2020, resulted in significantly increased demand for existing homes and, thus, an increase in associated expenses. As our business improved with market re-opening, beginning in the fourth quarter of 2020, we relinquished certain expense-reduction initiatives implemented in 2020. In addition, the increases in business also resulted in increased personnel expenses (associated with both discretionary compensation as well as the reinstatement of salary levels) and advertising expenses (associated with increased listing volume) in the 2021 period.

Real Estate Agent Commissions. As a result of our growth in commissions and other brokerage income, our real estate agent commissions expense increased from $149,010 for the three months ended September 30, 2020 to $257,098, or $108,088 (72.5%). Commission expenses, as a percentage of revenues, increased from 71.6% in the 2020 period to 72.6% in the 2021 period as a result of a higher percentage of revenues being generated in the Southeast (Florida) and Western (primarily California), which traditionally pay higher commission rates than other regions.

Sales and Marketing. Sales and marketing expense increased from $10,522 for the three months ended September 30, 2020 to $20,237 in the comparable 2021 period. The increase was the result of increased demand for our active listings in 2021 (caused by home-buying trends and reopened markets after the COVID-19 pandemic) as well as significant growth in revenues associated with increased demand for existing homes in our markets in 2021.

Operations and support. Operations and support expense increased from $10,277 for the three months ended September 30, 2020 to $22,448 in the comparable 2021 period. The increase was primarily attributable to the acquisition of our interest in Portfolio Escrow in the fourth quarter of 2020.

General and administrative. General and administrative expenses increased from $20,280 for the three months ended September 30, 2020 to $22,287 in the comparable 2021 period. The increase was primarily due to increases in expenses associated with significant growth in revenues during the second quarter of 2021 as well as the relinquishment of certain expense-reduction initiatives that were implemented during the second quarter of 2020.

Technology. Technology expenses increased from $3,707 for the three months ended September 30, 2020 to $4,388 for the comparable 2021 period, primarily related to further investment in our technology platform.

Operating income. Operating income increased from $11,787 (5.7% of revenues) to $25,514 (7.2% of revenues). The increase is associated with increased revenues as well as continued relinquishment of expense-reduction initiatives that began in the second quarter of 2020. While variable expenses, such as discretionary compensation expense and advertising expense, have increased in 2021, we continue to analyze our expense structure for additional efficiencies.

Nine Months Ended September 30, 2021 Compared to Nine Months Ended September 30, 2020

Revenues. Our revenues increased by $512,386 (101.2%), for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020, from $506,526 to $1,018,912, which was primarily related to an increase of $496,328 in our commission and other brokerage income, which increased as a result of increased revenues from existing home sales caused by home-buying trends in our markets.

In 2020, and, in particular, the second quarter of 2020, we experienced a severe decline in closed sales volume in New York City. Therefore, as a result of the impact of the COVID-19 pandemic on the New York City market, and combined with the increased demand for existing-homes in other areas of the U.S., the percentage of our brokerage revenues from the New York City market declined from approximately 46% in 2019 to approximately 32% for the twelve months ended September 30, 2021.

In particular, the New York City market continued to improve in the second and third quarters of 2021. For the nine months ended September 30, 2021, the percentage of our brokerage revenues from the New York City market increased from 30.8% from the comparable 2020 period to 34.1%. The nine months ended September 30, 2021 demonstrated continued strength in the residential real estate market, which has improved markedly from a sharp decline in transactions, primarily in the second quarter of 2020, due to factors related to the COVID-19 pandemic. As our markets began reopening and vaccines for COVID-19 have become available, and consistent with home buying trends in the U.S., our business improved significantly in markets complementary to New York City, including South Florida (Miami and Palm Beach), the New York City suburbs (Long Island, Westchester County and Connecticut), the Hamptons, Los Angeles, and Aspen. More recently, we have experienced a recover in New York City as well. For the nine months ended September 30, 2021, our commission and other brokerage income generated from the sales of existing homes increased by $176,130 in the Southeast region, $164,466 in New York City, $66,359 in the West region, and $57,120 in the Northeast region, which excludes New York City, in each case compared to the comparable 2020 period. In addition, our revenues from Development Marketing increased by $32,253 for the nine months ended September 30, 2021.

Operating Expenses

Our operating expenses in 2020 and 2021 were significantly impacted by the COVID-19 pandemic in 2020 and, beginning in the second half of 2020, home buying trends. In the second quarter of 2020, in response to the COVID-19 pandemic, we made operating adjustments that resulted in reduced expenses and, in 2021, home-buying trends, which began in the second half of 2020, resulted in significantly increased demand for existing homes and, thus, an increase in associated expenses. As our business improved with market re-opening, beginning in the fourth quarter of 2020, we relinquished certain expense-reduction initiatives implemented during 2020. In addition, the increases in business also resulted in increased personnel expenses (associated with both discretionary compensation as well as the reinstatement of salary levels) and advertising expenses (associated with increased listing volume) in the 2021 period.

Real Estate Agent Commissions. As a result of our growth in commissions and other brokerage income, our real estate agent commissions expense increased from $351,325 for the nine months ended September 30, 2020 to $737,767, or $386,442 (110%). Real estate agent commissions expense, as a percentage of revenues, increased from 69.4% in the 2020 period to 72.4% in the 2021 period as a result of a higher percentage of revenues being generated in the Southeast (Florida) and Western (primarily California) regions, which traditionally pay higher commission rates than other regions.

Sales and Marketing. Sales and marketing expense increased from $40,649 for the nine months ended September 30, 2020 to $59,331 in the comparable 2021 period. The increase was the result of increased demand for our active listings in 2021 (caused by home buying trends and reopened markets after the COVID-19 pandemic) as well as significant growth in revenues associated with increased demand for existing homes in our markets in 2021.

Operations and support. Operations and support expense increased from $35,809 for the nine months ended September 30, 2020 to $56,697 in the comparable 2021 period. The increase was primarily attributable to the acquisition of our interest in Portfolio Escrow in the fourth quarter of 2020.

General and administrative. General and administrative expenses increased slightly from $62,275 for the nine months ended September 30, 2020 to $64,481 in the comparable 2021 period. The increase in expenses was the result of the relinquishment of certain expense-reduction initiatives that were implemented during the second quarter of 2020 as our markets reopened and our revenues increased significantly. The increases in 2021 were offset by the favorable impact of our expense reductions that began in 2020 as we continue to more efficiently serve our agents and their clients.

Technology. Technology expenses increased slightly from $11,137 for the nine months ended September 30, 2020 to $11,302 for the comparable 2021 period.

Operating income (loss). Operating income increased from a loss of $62,607 (negative 12.4% of revenues) to income of $82,925 (8.1% of revenues). The increase is associated with the absence of a one-time non-cash impairment charge of $58,252 and restructuring charges of $3,281 in the 2020 period as well as increased revenues in 2021 and continued expense-reduction initiatives that began in the second quarter of 2020. The non-cash impairment related to the evaluation of potential impacts of the COVID-19 pandemic, including the possibility of an economic recession, on our business. The restructuring charges were the result of realigning our administrative support functions, and office locations as well as adjusting our business model to more efficiently serve our agents and clients. While variable expenses, such as discretionary compensation expense and advertising expense, have increased in 2021, we continue to analyze our expense structure for additional efficiencies.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

The following table sets forth our consolidated statements of operations data for the year ended December 31, 2020 compared to the year ended December 31, 2019:

	2020		2019
Revenues
Commissions and other brokerage income	$733,751	94.8%	$742,414	94.7%
Property management	35,115	4.5%	35,461	4.5%
Other ancillary services	5,121	0.7%	6,233	0.8%

Total	773,987	100.0%	784,108	100.0%

Operating expenses
Real estate agent commissions	$546,948	70.7%	$525,233	67.0%
Sales and marketing	64,097	8.3%	76,897	9.8%
Operations and support	49,895	6.4%	65,044	8.3%
General and administrative	76,134	9.8%	96,540	12.3%
Technology	14,858	1.9%	15,236	1.9%
Depreciation and amortization	8,537	1.1%	8,638	1.1%
Loss on sale of assets	1,169	0.2%	—	0.0%
Impairments of goodwill and intangible assets	58,252	7.5%	—	0.0%
Restructuring	3,382	0.4%	—	0.0%

Operating loss	$(49,285)	(6.4%)	$(3,480)	(0.4%)

Revenues. Our revenues declined by $10,121, in 2020 compared to 2019, which was primarily related to declines in existing-home sales in New York City of $106,780, as well as declines in revenues from development marketing of $25,563. This was offset by increases in existing-home sales in the Southeast market (Florida) of $53,817, the Northeast market (primarily Long Island, the Hamptons, Westchester and Connecticut) of $40,090 and the West market (California and Colorado) of $31,130.

The COVID-19 pandemic had a significant effect on the economy in 2020 and, especially, in the New York City market, where approximately 46% of our real estate commissions revenues were derived in 2018 and 2019. In response to the pandemic, various governmental agencies in the markets where we operate instituted restrictions on individuals and on the types of businesses that were permitted to operate from March 2020 to September 2020, which adversely impacted our business and real estate commissions income declined by 46.5% in the second quarter of 2020 compared to the second quarter of 2019. When the economy reopened, our business improved significantly in markets complementary to New York City, including South Florida (Miami and Palm

Beach), the New York City suburbs (Long Island, Westchester County and Connecticut), the Hamptons, Los Angeles, and Aspen and, consequently, real estate commissions income increased by 52.9% in the fourth quarter of 2020.

Consequently, as a result of the declines in the second quarter of 2020, which were offset by increases in the fourth quarter of 2020, commission and other brokerage income declined by 1.0% for the year ended December 31, 2020 compared to 2019.

Operating Expenses

Beginning in April 2020, as a response to the impact of the COVID-19 pandemic, we made significant operating adjustments, including a reduction of brokerage personnel of approximately 25% and reductions of other administrative expenses, as well as a reduction, deferral or elimination of certain office lease expenses.

Real Estate Agent Commissions. As a result of our growth in commissions and other brokerage income in the Southeast (Florida) and West (primarily California) regions, our real estate agent commissions expense increased from $525,233 for the year ended December 31, 2019 to $546,948 in 2020, or $21,715. Real estate agent commissions expense, as a percentage of revenues, increased from 67.0% in the 2019 period to 70.7% in the 2020 period as a result of a higher percentage of revenues being generated in the Southeast (Florida) and Western (primarily California) regions, which traditionally pay higher commission rates than other regions.

Sales and Marketing. Sales and marketing expense declined from $76,897 in 2019 to $64,097 in 2020, primarily as a result of lower advertising expense associated with a decline in revenues in the second quarter of 2020 as well as lower marketing expenses associated with expense-reduction initiatives, which began in the second quarter of 2020.

Operations and support. Operations and support expense declined from $65,044 in 2019 to $49,895 in 2020 as a result of expense reduction initiatives, which began in the second quarter of 2020, and are discussed above.

General and administrative. General and administrative expenses declined from $96,540 in 2019 to $76,134 in 2020 as a result of expense reduction initiatives, which began in the second quarter of 2020, and are discussed above.

Technology. Technology expenses declined from $15,236 in 2019 to $14,858 in 2020. The decline in technology expenses in 2020 was associated with the absence of incremental expenses in 2019 related to the implementation of a cloud-based accounting system. In 2020, this decline was offset by investments in the enhancements to the technology-based experience of our agents and other technology initiatives to improve efficiencies.

Operating Income (loss). Operating loss increased from a loss of $3,480 in 2019 to $49,285 in 2020. The increase is associated with the non-cash impairment charge associated with goodwill and other intangible assets of $58,252 and restructuring charges of $3,382 in the 2020 period offset by expense reduction initiatives that began in the second quarter of 2020 as described in Note 1 to our combined consolidated financial statements. The non-cash impairment related to the evaluation of potential impacts of the COVID-19 pandemic, including the possibility of an economic recession, on Douglas Elliman’s business. The restructuring charges were the result of realigning our administrative support functions, and office locations as well as adjusting our business model to more efficiently serve our agents and clients.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

The following table sets forth our consolidated statements of operations data for the year ended December 31, 2019 compared to the year ended December 31, 2018:

	2019		2018
Revenues
Commissions and other brokerage income	$742,414	94.7%	$715,458	94.9%
Property management	35,461	4.5%	33,350	4.4%
Other ancillary services	6,233	0.8%	5,281	0.7%

Total	784,108	100.00%	754,089	100.0%

Operating expenses
Real estate agent commissions	$525,233	67.0%	$500,369	66.4%
Sales and marketing	76,897	9.8%	72,419	9.6%
Operations and support	65,044	8.3%	70,957	9.4%
General and administrative	96,540	12.3%	$91,682	12.2%
Technology	15,236	1.9%	8,799	1.2%
Depreciation and amortization	8,638	1.1%	8,364	1.1%
Litigation settlement and judgment income	—	0.0%	(2,468)	(0.3%)
Impairments of goodwill and intangible assets	—	0.0%	—	0.0%
Restructuring	—	0.0%	—	0.0%

Operating (loss) income	$(3,480)	(0.4%)	$3,967	0.5%

Revenues. Our revenues increased by $30,019, in 2019 compared to 2018, which was primarily related to increases of commission and other brokerage income of $26,956. This increase in commission and other brokerage income was primarily related to increased existing-home sales in the New York City of $7,684, the Southeast market of $6,867 and the West market of $5,143, as well as increased revenues from development marketing of $8,638. This was offset by declines in the Northeast market of $1,376. Effective July 1, 2019, New York State increased its transfer tax and “mansion” tax associated with resales of homes of more than $1,000.

We believe that the July 1, 2019 tax increase resulted in an acceleration of home sales and, therefore, our commission and other brokerage income, in New York City, before June 30, 2019 and, consequently, may have increased commission and other brokerage income for the year ended December 31, 2019.

Operating Expenses

Real Estate Agent Commissions. As a result of increases in commissions and other brokerage income, our real estate agent commissions expense increased to $525,233 in 2019 from $500,369 in 2018, or $24,864. Real estate agent commissions expense, as a percentage of revenues, was flat at 66.4% in the 2018 period to 67.0% in the 2019 period.

Sales and Marketing. Sales and marketing expense increased to $76,897 in 2019 from $72,419 in 2018, primarily as a result of increased expenses associated with marketing the Douglas Elliman brand name. Sales and marketing expense consists primarily of marketing and advertising expenses, compensation and other personnel-related costs for employees supporting sales, marketing, expansion and related functions, occupancy-related costs and agent acquisition incentives.

Operations and support. Operations and support expense declined to $65,044 in 2019 from $70,957 in 2018 as a result of lower personnel expenses in 2019 and other operational improvements.

General and administrative. General and administrative expenses increased to $96,540 in 2019 from $91,682 in 2018 as a result of increased personnel expense, professional service expenses and agent events.

Technology. Technology expenses increased to $15,236 in 2019 from $8,799 in 2018 due to incremental technology expenses in 2019 associated with the implementation of a cloud-based accounting system in 2019.

Operating Income (loss). Operating income declined from $3,967 in 2018 to an operating loss of $3,480 in 2019. Real estate operating income for the year ended December 31, 2018 included $2,468 of litigation and settlement income. The remaining difference of $4,979 was the result of increased sales and marketing and general and administrative expenses offset by the increase in our commissions and other brokerage income in excess of real estate agent commissions expense and lower operations and support expense.

Summary of PropTech Investments

As of September 30, 2021, New Valley Ventures has investments (at a carrying value) of approximately $7.1 million in PropTech companies. This amounts to approximately 1% of the value of Douglas Elliman’s total assets, which totaled approximately $534 million as of September 30, 2021. As of September 30, 2021 our PropTech investments include:

•

Rechat: a lead-to-close fully-mobile technology dashboard for real estate agents including marketing, customer relationship management and transaction-management software. Douglas Elliman has a multi-year services agreement with Rechat for its agents, who are increasingly requesting and requiring superior access to technology and back-office support services. The Rechat technology is a key element of MyDouglas, Douglas Elliman’s primary agent portal designed to be our agents’ technology front door, and StudioPro, the cloud-based agent portal and marketing tool recently launched by Douglas Elliman that helps integrate all agent resources in one user-friendly suite.

•

Purlin: an automated intelligence platform to aid in home buying, an agent “paid social media” integration in MyDouglas and Portfolio Escrow client and agent portals that also integrate with MyDouglas.

•

Humming Homes: a tech-enabled home management service that is creating a new category of end-to-end home management. It has built a solution for single-family homeowners with a digital-first experience, offering a dedicated in-person home management team with a single point of contact and 24/7 support. The service employs data and insights to avoid reactive and expensive home maintenance issues. The investment will complement Douglas Elliman’s business in the Hamptons and align Humming Homes’ geographical growth with Douglas Elliman’s footprint in locations such as Aspen, Florida and Southern California.

•

MoveEasy: a client- and customer-facing digital concierge service designed to assist clients and customers moving into and “setting up” their new homes, while offering additional services to maintain their homes. In partnership with residential real estate brokerages, MoveEasy is delivered in a white-labeled format that features the name and contact information of the selling agent.

•

Fyxify: a tech-enabled platform that utilizes direct scheduling and operating technology to avoid the inefficiencies of home repairs (for example: calling around, mystery repair costs and wasting time).

•	EVPassport: an entity that offers complete electronic vehicle charging solutions including hardware and software.

•

Bilt: a leading loyalty program and co-branded credit card for renters to earn points on their rent payments. Douglas Elliman has joined the Bilt Rewards Alliance, a network of more than 2 million rental units across the country where renters can enroll in the loyalty program to earn points on rent paid. This platform enhances Douglas Elliman’s suite of offerings for both the renters and landlords it represents.

•	Persefoni AI: a software-as-a-service (“SaaS”) platform built to enable enterprises of all sizes to accurately, dynamically, and regularly measure their carbon footprint across all operations.

•	The Lab PropTech Fund: a fund advised or managed by a Miami-based firm that aims to invest in emerging technologies with a focus on residential real estate and construction services.

•

MetaProp Venture Capital Fund: a fund advised or managed by a New York-based venture capital firm. This investment provides New Valley Ventures with exposure to opportunities in the emerging PropTech industry.

•

Camber Creek Venture Capital Funds: two funds that invest in a diversified pipeline of new PropTech ventures. Camber Creek’s portfolio includes Notarize, a digitized notary service, and Curbio, a renovation firm designed to increase a property’s selling price.

Other than the four private funds listed above in which New Valley Ventures invests as a limited partner, all of these companies currently provide technology or services to Douglas Elliman. To date, we have not recognized revenue from these investments and do not anticipate recognizing revenue from these non-controlling PropTech investments. However, we target earning an attractive rate of return from the capital appreciation of our PropTech investments.

Liquidity and Capital Resources

Cash, cash equivalents and restricted cash increased by $65,988 and $5,746 for the nine months ended September 30, 2021, and 2020 and by $27,634 in 2020 and declined by $13,062 and $3,252 in 2019 and 2018, respectively. Restricted Cash, which is included in cash, was $13,886, $9,131, $10,374, $4,423 and $6,550 as of September 30, 2021 and 2020, December 31, 2020, 2019 and 2018, respectively.

Cash provided from operations was $93,436 and $10,962 for the nine months ended September 30, 2021 and 2020. Cash provided from operations was $31,865, $7,568 and $13,212 in 2020, 2019 and 2018, respectively. The increase in the nine months ended September 30, 2021 period compared to the nine months ended September 30, 2020 related to increased operating income associated with increased home buying trends in 2021 as well as an improvement of our business as a result of markets reopening and COVID-19 vaccines have become available. The increase in 2020 related primarily to increases in operating income (taking into account the exclusion of the $58,252 non-cash impairment charge and non-cash loss on disposal of assets of $1,169). The decline in 2019 related primarily to declines in operating income. The increase in 2018 related primarily to increases in operating income, including the litigation settlement, compared to the 2019 period.

Cash used in investing activities was $6,553 for the nine months ended September 30, 2021 and $5,073 for the nine months ended September 30, 2020. In addition to capital expenditures of $2,693, cash used for investments for the nine months ended September 30, 2021 related to investments of $3,390 in the Corporation’s PropTech business, and $500 for the acquisition of the controlling interest in Douglas Elliman Texas. This was offset by $30 of distributions from equity-method investments. Cash used in investing activities for the nine months ended September 30, 2020 related entirely to capital expenditures. Cash used in investing activities was $4,088 in 2020, $1,509 in 2019 and $12,715 in 2018. In 2020, cash used in investing activities was comprised of capital expenditures of $6,126 and the purchase of our Portfolio Escrow subsidiary of $722 and these amounts were partially offset by cash acquired from the purchase of the Portfolio Escrow subsidiary of $2,760. In 2019, cash used in investing activities was comprised of capital expenditures of $8,079, equity-method investments of $1,667 and purchases of subsidiaries of $380 and these amounts were offset by distributions received from an equity-method investment, which was sold in 2019, of $8,617. In 2018, cash used in investing activities was $12,715 and it comprised primarily of capital expenditures of $12,965 and purchase of subsidiaries of $404 and these amounts were partially offset by cash acquired in the purchase of subsidiaries of $654.

Our investment philosophy is to maximize return on investments using a reasonable expectation for return when investing in non-consolidated real estate businesses and PropTech investments as well as making capital expenditures.

Cash used in financing activities was $20,895 for the nine months ended September 30, 2021 compared to $143 for the nine months ended September 30, 2020. The cash used in financing activities in the 2021 period consisted of $25,520 of distributions to Vector, $354 for repayment of debt and $102 of earn-out payments. These amounts were offset by capital contributions to New Valley Ventures by Vector of $3,581 and contributions from non-controlling interest associated with Douglas Elliman Texas of $1,500. Cash used for financing activities for the nine months ended September 30, 2020 consisted of $63 for repayment of debt and $80 of earn-out payments. Cash used in financing activities was $143 in 2020, $19,121 in 2019 and $3,749 in 2018. In 2020, cash used in financing activities was $143 and comprised of the repayments of debt of $63 and earn-out payments, associated with acquisitions, of $80. In 2019, cash used in financing activities was $19,121 and primarily related to dividends paid to Vector of $18,750, the repayment of debt of $155 and earn-out payments, associated with acquisitions, of $216. In 2018, cash used in financing activities was $3,749 and related to dividends paid to Vector of $2,558, the repayment of debt of $125 and, prior to Vector’s acquisition of the 29.41% interest on December 31, 2018, $1,066 of distributions to the owner of 29.41% of Douglas Elliman. We believe that our operations are positive cash-flow-generating units and will continue to be able to sustain their operations without any significant liquidity concerns.

We contemplate paying a quarterly cash dividend of $0.05 per share, which would result in annual dividends of approximately $15,500. In order to meet the above liquidity requirements as well as other anticipated liquidity needs in the normal course of business, in addition to our cash from operations, we had cash and cash equivalents of approximately $173,000 as of September 30, 2021. At the time of the Distribution, Vector will capitalize Douglas Elliman so that it has approximately $200,000 in net cash and cash equivalents (as defined herein). Management currently anticipates that these amounts, as well as expected cash flows from our operations, proceeds from public and/or private debt and equity financing to the extent available, management fees and other payments from subsidiaries should be sufficient to meet our liquidity needs over the next twelve months. We may acquire or seek to acquire additional operating businesses through merger, purchase of assets, stock acquisition or other means, or to make or seek to make other investments, which may limit our liquidity otherwise available.

Off-Balance Sheet Arrangements

We have various agreements in which we may be obligated to indemnify the other party with respect to certain matters. Generally, these indemnification clauses are included in contracts arising in the normal course of business under which we customarily agree to hold the other party harmless against losses arising from a breach of representations related to such matters as title to assets sold and licensed or certain intellectual property rights. Payment by us under such indemnification clauses is generally conditioned on the other party making a claim that is subject to challenge by us and dispute resolution procedures specified in the particular contract. Further, our obligations under these arrangements may be limited in terms of time and/or amount, and in some instances, we may have recourse against third parties for certain payments made by us. It is not possible to predict the maximum potential amount of future payments under these indemnification agreements due to the conditional nature of our obligations and the unique facts of each particular agreement. Historically, payments made by us under these agreements have not been material. As of September 30, 2021, we were not aware of any indemnification agreements that would or are reasonably expected to have a current or future material adverse impact on our financial position, results of operations or cash flows.

As of September 30, 2021, we had outstanding approximately $10,800 of letters of credit, collateralized by certificates of deposit. The letters of credit have been issued as security deposits for leases of office space, to secure the performance of our subsidiaries under various insurance programs and to provide collateral for various subsidiary borrowing and capital lease arrangements.

Market Risk

We are exposed to market risks principally from fluctuations in interest rates and could be exposed to market risks from foreign currency exchange rates and equity prices in the future. We seek to minimize these risks through our regular operating and financing activities and our long-term investment strategy. Our market risk management procedures cover all market risk sensitive financial instruments.

New Accounting Pronouncements

Refer to Note 1, Summary of Significant Accounting Estimates, to our interim condensed combined consolidated financial statements and annual combined consolidated financial statements for further information on New Accounting Pronouncements.

CORPORATE GOVERNANCE AND MANAGEMENT

Corporate Governance

General

We have applied for our common stock to be listed on the NYSE under the symbol “DOUG”. As a result, we are generally subject to NYSE corporate governance listing standards.

In connection with the consideration of the Distribution by Vector’s board of directors, the corporate governance and nominating committee of Vector’s board of directors recommended to the full Vector board of directors the principal elements of our governance structure, including our amended and restated certificate of incorporation, which the Vector board adopted as part of its approval of the filing with the SEC of the registration statement, of which this information statement forms a part.

Director Independence

Under NYSE rules, independent directors must comprise a majority of a listed company’s board of directors. In addition, rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committees be independent. Under NYSE rules, a director will only qualify as an “independent director” if, in the opinion of the company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 as of the date of the Distribution.

Our Board of Directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that Ms. Mestel and Messrs. Kramer, Liebowitz, White and Zeitchick are “independent directors” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the NYSE. In making these determinations, our Board of Directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and current and prior relationships as they may relate to us and our management, including the beneficial ownership of Vector’s and our capital stock by each non-employee director and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Corporate Governance Guidelines

Our Board of Directors has adopted our Corporate Governance Guidelines (“Governance Guidelines”). These guidelines set forth our practices and policies with respect to Board composition and selection, Board meetings, executive sessions of the Board, Board committees, the expectations we have of our directors, selection of the Executive Chairman and the Chief Executive Officer, management succession, Board and executive compensation, and Board self-assessment requirements. Upon completion of the Distribution, the full text of our Governance Guidelines may be viewed at our website at www.elliman.com under Investors — Corporate Governance. A copy may be obtained by writing to Douglas Elliman Inc., 4400 Biscayne Boulevard, Miami, Florida 33137; Attention: Corporate Secretary.

Executive Sessions of Non-Management and Independent Board Members

Under our Governance Guidelines, either our directors who are not also executive officers of our Company (the “non-management directors”) or our directors who are independent under the NYSE rules are required to meet regularly in executive sessions with no members of management present. If non-management directors who are not independent participate in these executive sessions, the independent directors under the NYSE rules are required to meet separately in executive sessions at least once each year.

Communicating with Our Directors

Our Board has adopted policies designed to allow our stockholders and other interested parties to communicate with our directors. Any interested party who wishes to communicate directly with the Board or any director or the non-management directors as a group should send communications in writing to the director, c/o the Company’s Secretary, at Douglas Elliman Inc., 4400 Biscayne Boulevard, Miami, Florida 33137. The secretary will forward these communications directly to the director(s) in question. The independent directors of the Board review and approve this communication process periodically to ensure effective communication with stockholders and other interested parties.

Code of Business Conduct and Ethics

Our Board has adopted a Code of Business Conduct and Ethics for our directors, officers and employees. A portion of this Code of Business Conduct and Ethics also serves as a code of conduct and ethics for our senior financial officers, including our principal accounting officer and controller. Among other things, our Code of Business Conduct and Ethics covers conflicts of interest, disclosure responsibilities, legal compliance, reporting and compliance with the Code of Conduct and Ethics, confidentiality, corporate opportunities, fair dealing, and protection and proper use of Company assets. Upon completion of the Distribution, the full text of the Code of Conduct and Ethics will be available on our website at www.elliman.com under Investors — Corporate Governance. In addition, a copy may be obtained by writing to Douglas Elliman Inc., 4400 Biscayne Boulevard, Miami, Florida 33137; Attention: Corporate Secretary.

Our Directors

The following individuals are expected to be elected to serve as directors of the Company commencing on the Distribution date:

Name	Age	Position
Howard M. Lorber	73	Chairman, President, Chief Executive Officer
Richard J. Lampen	68	Director, Executive Vice President, Chief Operating Officer
Ronald J. Kramer	63	Director
Michael S. Liebowitz	52	Director
Lynn Mestel	68	Director
Wilson L. White	40	Director
Mark D. Zeitchick	56	Director

Howard M. Lorber — Chairman, President and Chief Executive Officer

Following the Distribution, Howard M. Lorber will serve as Chairman, President and Chief Executive Officer of the Company, and as Executive Chairman of its subsidiary Douglas Elliman Realty, LLC. Mr. Lorber has served as President and Chief Executive Officer of Vector since January 2006. Mr. Lorber has been with Vector and its diversified interests since 1994 and is actively involved in the management of all of Vector’s assets. In addition to his role at Vector, Mr. Lorber was President, Chief Operating Officer and a Director of New Valley Corporation from November 1994 until its merger with Vector in December 2005. Mr. Lorber was Chairman of the Board of Hallman & Lorber Assoc., Inc., consultants and actuaries of qualified pension and profit sharing plans, and various of its affiliates from 1975 until December 2004 and has been a consultant to these entities since January 2005; Chairman of the Board of Directors since 1987 and Chief Executive Officer from November 1993 to December 2006 of Nathan’s Famous, Inc. (NASDAQ: NATH), a chain of fast food restaurants; a director of United Capital Corp., a real estate investment and diversified manufacturing company, since May 1991; Vice Chairman of the Board of Ladenburg Thalmann Financial Services (NYSE American: LTS) from May 2001 to February 2020; a member of the Board of Directors of Morgans Hotel Group Co. (NASDAQ: MHGC) from March 2015 until November 2016, and Chairman from May 2015 to November 2016; and a director of Clipper Realty Inc. (NYSE: CLPR), a real estate investment company that acquires, owns, manages, operates and repositions multi-family residential and commercial properties in the New York metropolitan area, since July 2015. In 2017, Mr. Lorber received a Presidential appointment to serve as Chairman of the U.S. Holocaust Memorial Museum. He has served on the board of Garden of Dreams, as Chairman of Southampton Hospital Foundation, and Co-Chairman of the Silver Shield Foundation — a non-profit organization that provides financial assistance towards the educational costs of children of police officers and firefighters killed in the line of duty. Mr. Lorber holds a Bachelor of Arts degree, a Master of Science degree in Taxation and an Honorary Doctorate from Long Island University, where he is also a trustee. Mr. Lorber’s pertinent experience, qualifications, attributes and skills include the knowledge and experience in the real estate and property services industry he has attained through his service as our President and a member of our Board of Directors since 2001 as well as his service as a director of other publicly-traded corporations.

Richard J. Lampen — Director, Executive Vice President and Chief Operating Officer

Following the Distribution, Richard J. Lampen will serve as Executive Vice President and Chief Operating Officer of the Company and as a member of the Company’s Board of Directors. Mr. Lampen was appointed Chief Operating Officer of Vector on January 14, 2021 and has served as Vector’s Executive Vice President since 1995. Mr. Lampen has been a director of Vector since January 2021 and also serves as a member of the Board of Managers of Vector’s subsidiary, Douglas Elliman Realty, LLC. From October 1995 to December 2005, Mr. Lampen served as the Executive Vice President and General Counsel of New Valley Corporation, where he also served as a director. Most recently, Mr. Lampen served as President and Chief Executive Officer of Ladenburg Thalmann Financial Services (NYSE American: LTS), a publicly-traded diversified financial services company, from September 2006 to February 2020 when the company was acquired by Advisor Group, a portfolio company of Reverence Capital Partners, for approximately $1.3 billion. Mr. Lampen also served as Chairman of Ladenburg Thalmann from September 2018 until the company was acquired. From October 2008 until October 2019, Mr. Lampen served as President and Chief Executive Officer and was a member of the Board of Directors of Castle Brands Inc. (NYSE American: ROX), a publicly-traded spirits company, prior to its acquisition by Pernod Ricard for approximately $300 million. Vector held an approximate 10% interest in Ladenburg and an approximate 8% equity interest in Castle. Prior to joining Vector in 1995, Mr. Lampen was a partner at Steel Hector & Davis, a law firm located in Miami, Florida. Previously, Mr. Lampen was a Managing Director at Salomon Brothers Inc. Mr. Lampen has served as a director of a number of companies, including Ladenburg Thalmann Financial Services Inc., Castle Brands Inc., New Valley Corporation, U.S. Can Corporation, Spec’s Music Inc. and The International Bank of Miami, N.A., as well as a court-appointed independent director of Trump Plaza Funding, Inc. Mr. Lampen received a Bachelor of Arts degree from Johns Hopkins University and a Juris Doctorate from Columbia Law School. Mr. Lampen’s pertinent experience, qualifications, attributes and skills include the knowledge and managerial experience in the real estate and property services industry he has attained through his service to our business since 1995 as well as his service as Chief Executive Officer of Ladenburg Thalmann Financial Services and Castle Brands and as a director of other publicly-traded corporations.

Ronald J. Kramer — Director

Following the Distribution, Ronald J. Kramer will serve as a member of the Company’s Board of Directors. Mr. Kramer has been the Chief Executive Officer of Griffon Corporation (NYSE: GFF), a diversified management and holding company, since April 2008, a director since 1993 and Chairman of the Board since

January 2018. Mr. Kramer was Vice Chairman of the Griffon Board from 2003 until January 2018. From 2002 through March 2008, he was President and a director of Wynn Resorts, Ltd. (NASDAQ: WYNN), a developer, owner and operator of destination casino resorts. From 1999 to 2001, Mr. Kramer was a Managing Director at Dresdner Kleinwort Wasserstein, an investment banking firm, and its predecessor Wasserstein Perella & Co. In addition to Griffon Corporation, he is currently a member of the board of directors of each of Business Development Corporation of America and Franklin BSP Capital Corporation. Mr. Kramer has been a senior executive officer of a number of corporations and brings to the Board extensive experience in all aspects of finance and business transactions.

Michael S. Liebowitz — Director

Following the Distribution, Michael S. Liebowitz will serve as a member of the Company’s Board of Directors. Mr. Liebowitz is an entrepreneur, private investor and seasoned business executive with extensive experience founding, acquiring, and monetizing businesses in the insurance and financial industries. In the past 25 years, Mr. Liebowitz has founded or acquired many companies, including (i) in 1995, Harbor Group Consulting LLC, an insurance and risk management consulting firm where he served as President and Chief Executive Officer from 1995, until its acquisition by Alliant Insurance Services, Inc. (“Alliant”) in 2018, (ii) in 1999, as a founding principal, National Financial Partners Corp. (NYSE: NFP), which was taken public in 2003 and was acquired by a controlled affiliate of Madison Dearborn Partners, LLC in 2013, and is now one of the largest insurance brokers in the world, (iii) in 2006, Innova Risk Management (“Innova”), a boutique real estate insurance firm and leading provider of property and casualty insurance in the co-op and condominium markets in the New York area, which he acquired in a joint venture with Douglas Elliman Real Estate, LLC until its sale in 2019, (iv) in 2017, High Street Valuations, a firm that specializes in providing insurable value calculations for banks, capital market lenders, owners, and property management companies, and (iv) in October 2020, New Beginnings Acquisition Corp. (NYSE American: NBA) (“NBA”), a special purpose acquisition company until its merger with Airspan Networks Holdings Inc. in August 2021. He currently serves as President and Chief Executive of the Harbor Group Division of Alliant (and Managing Director and Executive Vice President of Alliant) and High Street Valuations; and, is the principal shareholder of Open Acq LLC, a firm that provides consultancy and actuarial services to qualified pension plans. He also served as President and Chief Executive Officer of Harbor and Innova until 2018 and 2019, respectively, when they were acquired by Alliant as well as NBA from October 2020 to August 2021. He has served since August 2021 on the board of Airspan Network Holdings Inc. (NYSE American: MIMO), and he served on the board of Ladenburg Thalmann Financial Services Inc. (NYSE American: LTS) from January 2019 to February 2020. He also served on the board of The Hilb Group, a leading middle market insurance agency headquartered in Richmond, Virginia, from 2011 to 2013. Mr. Liebowitz has also acted as an advisor to many of the largest financial services companies around the globe on their complex insurance matters within their investment banking/M&A groups. He was special consultant to GMAC for the World Trade Center financing prior to and after 9/11 and its claims and litigation process and strategy and advised the U.S. Federal Reserve and Goldman Sachs in the depths of the financial crisis in the newly created TALF lending program. Mr. Liebowitz graduated from CW Post College-LI University with a B.S. in Finance. Mr. Liebowitz’s pertinent experience, qualifications, attributes and skills include his strong background as an investor and executive officer of numerous businesses in varied industries.

Lynn Mestel — Director

Following the Distribution, Lynn Mestel will serve as a member of the Company’s Board of Directors. Ms. Mestel is recognized as an entrepreneur and visionary in the legal recruiting and staffing industry, where she founded two companies and served as their Chief Executive Officer for more than two decades. In 1987, she founded Mestel & Company, a consultancy firm placing attorneys in all disciplines as well as advising on law firm mergers and acquisitions and, in 1993, she founded Hire Counsel, which provided temporary legal staffing and e-discovery managed review to a nationwide clientele of law firms, corporations and government agencies. In 2011, Ms. Mestel combined both companies (HCMC Legal, Inc.) brought in private equity investors, Long Point Capital and created a 100% ESOP (Employee Stock Ownership Plan) providing equity participation and profit sharing to both full time and temporary employees. She remained as Chief Executive Officer of both Mestel & Company and Hire Counsel until 2017 and now serves as Non-Executive Chair of the Board of both companies and focuses on strategic direction, mergers and acquisitions and long-term planning. Prior to founding Mestel & Company and Hire Counsel, Ms. Mestel was an advertising executive with each of DDB Worldwide Communications Group Ltd. and Saatchi & Saatchi, both of which are internationally respected advertising firms. She earned a Bachelor of Arts from the Virginia Polytechnic Institute and State University, where she was elected Phi Beta Kappa, and a Juris Doctorate from the Benjamin N. Cardozo School of Law. She also attended The Julliard School. Ms. Mestel’s pertinent experience, qualifications, attributes and skills include her background as an entrepreneur and senior executive.

Wilson L. White — Director

Following the Distribution, Wilson L. White will serve as a member of the Company’s Board of Directors. Mr. White has been a director of Vector since June 2021. Mr. White currently serves as Senior Director of Government Affairs and Public Policy at Google, a subsidiary of Alphabet Inc. (NASDAQ: GOOG, GOOGL), where he is the global policy lead for Google’s Android, Hardware and Ads businesses. In addition to his employment at Google, Mr. White is engaged in numerous philanthropic and community activities. He serves as Board Chair of the Black Bank Fund, which aims to raise and invest $250 million into Black banks throughout the United States by 2025. Mr. White also serves on the Boards of the University of North Carolina School of Law Foundation and the South Carolina Governor’s School for Science & Mathematics Foundation. Mr. White earned a Bachelor of Science in Computer Engineering from North Carolina State University, where he was a Park Scholar, and received his Juris Doctor, with honors, from the University of North Carolina at Chapel Hill. Prior to being named to his current position in 2013, he served as Patent Litigation Counsel at Google from 2011 to 2013 and was a Senior Associate at Kilpatrick Townsend & Stockton LLP from 2007 to 2011. He also served as a judicial law clerk to the Honorable Alexander Williams, Jr. of the U.S. District Court of Maryland from 2006 to 2007. Mr. White’s pertinent experience, qualifications, attributes and skills include a strong background in computer engineering and the technology and legal sectors.

Mark D. Zeitchick — Director

Following the Distribution, Mark D. Zeitchick will serve as a member of the Company’s Board of Directors. Mr. Zeitchick has extensive experience as a business executive in the financial services industry where he enjoyed a 27-year career as an executive of Ladenburg Thalmann Financial Services Inc. (NYSE American: LTS) and its predecessors. During his tenure, he served as Executive Vice President of Ladenburg Thalmann from 2006 to February 2020. He also served as director of Ladenburg Thalmann Financial Services from 1999 until February 2020 and of Castle Brands Inc. (NYSE American: ROX) from March 2014 until October 2019. Mr. Zeitchick’s pertinent experience, qualifications, attributes and skills include managerial experience, industry knowledge and the knowledge and experience he has attained through his service as a director of publicly-traded corporations.

Board Structure

Our amended and restated certificate of incorporation that will be in effect immediately prior to the completion of the Distribution provides that, immediately after the completion of the Distribution, our Board will be divided into three classes with staggered three-year terms. Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term will continue until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal. Our directors will be divided among the three classes as follows:

•	Class I directors, whose initial term will expire at the annual meeting of stockholders to be held in 2022, will consist of Messrs. Lampen and White;

•	Class II directors, whose initial term will expire at the annual meeting of stockholders to be held in 2023, will consist of Messrs. Liebowitz and Zeitchick; and

•	Class III directors, whose initial term will expire at the annual meeting of stockholders to be held in 2024, will consist of Ms. Mestel and Messrs. Lorber and Kramer.

Our amended and restated certificate of incorporation and restated bylaws, which will be in effect upon the completion of the Distribution, will provide that only our Board may fill vacancies on our Board. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

The classification of our Board may have the effect of delaying or preventing changes in our control or management. See “Description of Capital Stock — Anti-takeover Effects of the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.”

Because we did not have any operations during the year ended December 31, 2020, our Board did not hold any meetings during that year.

Director Compensation

We expect to adopt a director compensation program for the Company’s non-employee directors effective immediately following the Distribution that is designed to be fair based on the amount of work required of directors of the Company. Directors who are also employees of the Company are not expected to receive any additional compensation for their services as directors. We have not yet paid any compensation to our non-employee directors.

Following the Distribution, our non-employee directors’ annual compensation is currently expected to consist of the following components:

•	annual cash retainer fee of $75,000;

•	annual committee retainer fee of $5,000;

•	fees for serving as the committee chairperson of $10,000 for each of the audit, compensation and corporate governance and nominating committees;

•	an initial grant of 10,000 shares vesting over two years and, afterwards, an annual grant of 10,000 shares vesting over two years, thereafter;

•	reimbursement for reasonable out-of-pocket expenses incurred in serving on the Board of Directors; and

•	access to and payment for the Company’s health, dental and standard life insurance coverage.

Board Committees

The Board will have four committees established in accordance with the Company’s amended and restated bylaws: an executive committee, an audit committee, a compensation and human capital committee, and a corporate governance and nominating committee.

Executive Committee

The executive committee exercises, in the intervals between meetings of the Board, all the powers of the Board in the management and affairs of the Company, except for matters expressly reserved by law for Board action.

Audit Committee

Following the Distribution, our audit committee will be comprised of Mr. Liebowitz, Ms. Mestel and Mr. White.

Mr. Liebowitz will be the chairperson of our audit committee. The audit committee is governed by a written charter which requires that it discuss policies and guidelines to govern the process by which risk assessment and risk management are handled and that it meet periodically with management to review and assess the Company’s major financial risk exposures and the manner in which such risks are being monitored and controlled. Accordingly, in addition to its other duties, the audit committee will periodically review the Company’s risk assessment and management, including in the areas of legal compliance, internal auditing and financial controls. In this role, the audit committee will consider the nature of the material risks the Company faces, and the adequacy of the Company’s policies and procedures designed to respond to and mitigate these risks and receives reports from management and other advisors. The audit committee will oversee the Company’s financial statements, system of internal controls, and auditing, accounting and financial reporting processes and risks related thereto; the audit committee will appoint, compensate, evaluate and, where appropriate, replace the Company’s independent accountants; review annually the audit committee charter; and review and pre-approve audit and permissible non-audit services. Upon completion of the Distribution, the text of our audit committee charter will be available on our website at www.elliman.com under Investors — Corporate Governance. A copy may be obtained by writing to Douglas Elliman Inc., 4400 Biscayne Boulevard, Miami, Florida 33137; Attention: Corporate Secretary.

Compensation and Human Capital Committee

Following the Distribution, our compensation and human capital committee will be comprised of Mr. Kramer, Mr. Liebowitz and Mr. Zeitchick. Mr. Kramer will be the chairperson of our compensation and human capital committee. The compensation and human capital committee will be responsible for risks relating to employment policies and the Company’s compensation and benefits systems. The compensation and human capital committee will review, approve and administer management compensation and executive compensation plans and will be responsible for management development and succession planning, overseeing human capital management initiatives (including diversity and inclusion), overseeing stockholder communications and engagement efforts with stockholders on executive compensation. Upon completion of the Distribution, the text of our compensation and human capital committee charter will be available on our website at www.elliman.com under Investors — Corporate Governance. A copy may be obtained by writing to Douglas Elliman Inc., 4400 Biscayne Boulevard, Miami, Florida 33137; Attention: Corporate Secretary.

Corporate Governance and Nominating Committee

Following the Distribution, our corporate governance and nominating committee will be comprised of Mr. White, Mr. Kramer, Ms. Mestel, and Mr. Zeitchick. Mr. White will be the chairperson of our corporate governance and nominating committee. The corporate governance and nominating committee will be responsible for the oversight of risks relating to Board succession planning. The committee will assist the Board in identifying individuals qualified to become directors and recommend to the Board the nominees for election as directors at the next annual meeting of stockholders, develop and recommend to the Board the corporate governance guidelines and code of business conduct and ethics applicable to the Company, and oversee the evaluation of the Board and management. Upon completion of the Distribution, the text of our corporate governance and nominating committee charter will be available on our website at www.elliman.com under Investors — Corporate Governance. A copy may be obtained by writing to Douglas Elliman Inc., 4400 Biscayne Boulevard, Miami, Florida 33137; Attention: Corporate Secretary.

Our amended and restated bylaws will also permit the Board of Directors to appoint other committees of the Board from time to time which would have such powers and duties as the Board properly determines.

Our Executive Officers Following the Distribution

The following table sets forth information as of November 10, 2021 regarding the individuals who will be executive officers of the Company following the Distribution. Additional executive officers may be appointed prior to the Distribution.

	Age	Position
Howard M. Lorber	73	Chairman, President and Chief Executive Officer
Richard J. Lampen	68	Director, Executive Vice President and Chief Operating Officer
J. Bryant Kirkland III	56	Senior Vice President, Treasurer and Chief Financial Officer
Marc N. Bell	60	Senior Vice President, Secretary and General Counsel
J. David Ballard	53	Senior Vice President, Enterprise Efficiency and Chief Technology Officer
Karen J. Chesleigh	54	Vice President of Human Resources
Stephen T. Larkin	51	Vice President of Communications
Daniel A. Sachar	45	Vice President Innovation and Managing Director of New Valley Ventures LLC
Scott J. Durkin	59	President and Chief Executive Officer, Douglas Elliman Realty, LLC

Howard M. Lorber — Chairman, President and Chief Executive Officer

For a biography of Mr. Lorber, please refer to the section entitled “Directors”.

Richard J. Lampen — Director, Executive Vice President and Chief Operating Officer

For a biography of Mr. Lampen, please refer to the section entitled “Directors”.

J. Bryant Kirkland III. Following the distribution, J. Bryant Kirkland III will serve as our Senior Vice President, Treasurer and Chief Financial Officer. He has been Chief Financial Officer and Treasurer of Vector since April 2006 and Senior Vice President of Vector since May 2016. Mr. Kirkland served as a Vice President of Vector from January 2001 to April 2016 and served as New Valley’s Vice President and Chief Financial Officer from January 1998 to December 2005. He has served since July 1992 in various financial capacities with us, Liggett and New Valley. Mr. Kirkland has served as Chairman of the Board of Directors, President and Chief Executive Officer of Multi Soft II, Inc. and Multi Solutions II, Inc. since July 2012. Mr. Kirkland received a Bachelor of Science in Business Administration from the University of North Carolina at Chapel Hill and an MBA from Barry University. Mr. Kirkland is licensed as a Certified Public Accountant in the states of Florida, New York and North Carolina and is licensed as a real estate broker in the state of Florida.

Marc N. Bell. Following the distribution, Marc N. Bell will serve as our Secretary, Senior Vice President and General Counsel. He has served as Secretary and General Counsel of Vector since May 1994 and as Senior Vice President since May 2016. Mr. Bell served as a Vice President of Vector from January 1998 to April 2016. From November 1994 to December 2005, Mr. Bell served as Associate General Counsel and Secretary of New Valley and from February 1998 to December 2005, as a Vice President of New Valley. Mr. Bell previously served as Liggett’s General Counsel and currently serves as an officer, director or manager for many of Vector’s or New Valley’s subsidiaries. Mr. Bell received a Bachelor of Business Administration from George Washington University and a Juris Doctorate from Villanova Law School. Mr. Bell also received an MBA from The Wharton School, University of Pennsylvania. Mr. Bell is licensed to practice law in Pennsylvania, New York, New Jersey, Washington, D.C., and Florida.

J. David Ballard. Following the distribution, J. David Ballard will serve as our Senior Vice President, Enterprise Efficiency and Chief Technology Officer. He has served as Senior Vice President, Enterprise Efficiency and Chief Technology Officer of Vector since July 2020 and, from February 2020 to July 2020, served as a consultant to the Company. Prior to joining Vector, Mr. Ballard served as Senior Vice President, Enterprise Services of Ladenburg Thalmann Financial Services Inc. from April 2019 to February 2020. Prior to joining

Ladenburg, he served as President and Chief Operating Officer for Docupace Technologies, a leading digital operations technology provider in the wealth management space from March 2018 to April 2019. Mr. Ballard was Executive Vice President and Chief Operating Officer at Cetera Financial Group from April 2015 to March 2018. Prior to his role at Cetera, Mr. Ballard spent more than two decades working in executive and management positions at several firms in the independent financial advisory and asset management industries, including AIG Advisor Group, SunAmerica Mutual Funds and AIG Retirement Services.

Karen J. Chesleigh. Following the distribution, Karen J. Chesleigh will serve as our Vice President of Human Resources and continue to serve as Senior Vice President of Human resources of our subsidiary, Douglas Elliman, LLC. For more than two decades, Ms. Chesleigh has been employed in human resources positions at leading New York residential real estate brokerage firms and she provides extensive human capital experience to our employees and affiliated agents. She has been employed and has served as Senior Vice President of Human Resources of Douglas Elliman, LLC since December 2004 and previously served in various management positions at The Corcoran Group from 1998 to 2004.

Stephen T. Larkin. Following the distribution, Stephen T. Larkin will serve as our Vice President of Communications. With nearly two decades of experience in the real estate industry, Mr. Larkin is known as a trusted media source for trends in luxury living and market information and analysis. He has served as Executive Vice President and Chief Communications Officer of Douglas Elliman since September 2020, after serving as Vice President of Public Relations from December 2016 to September 2020. Prior to beginning his tenure at Douglas Elliman, Mr. Larkin served as a Director of Relevance International, an international public relations firm, from February 2015 to December 2016. Mr. Larkin previously served as a principal of Larkin Public Relations from October 2005 to February 2013 and a Vice President of The Corcoran Group from August 2003 to October 2005. Mr. Larkin graduated from Wheaton College in Massachusetts and received a Master of Science from the Columbia University Graduate School of Journalism.

Daniel A. Sachar. Following the distribution, Daniel A. Sachar will serve as our Vice President Innovation and Managing Director of New Valley Ventures. He joined Vector in September 2020 as Vice President Innovation after serving as Vice President of Enterprise Innovation at Ladenburg Thalmann Financial Services Inc. from January 2018 to February 2020, after serving as a full-time consultant to Ladenburg Thalmann since October 2015. Mr. Sachar led Ladenburg’s innovation platform, created a new division called the “Innovation Lab” and launched an industry-leading initiative to modernize and grow the nationwide network of independent financial advisors, until February 2020. Prior to joining Ladenburg, he spent seven years in management consulting at a New York-based firm focused on innovation and growth, helping publicly-traded companies launch new businesses. Mr. Sachar received a Bachelor of Arts degree from Swarthmore College and an MBA from Columbia Business School.

Scott J. Durkin. Scott J. Durkin’s expertise in Douglas Elliman’s markets spans the past three decades. He has served as President of Douglas Elliman since December 2017 and was named as Chief Executive Officer of Douglas Elliman Realty, LLC in August 2021, after serving as Chief Operating Officer since October 2016. He served as Executive Vice President of Douglas Elliman from January 2016 to October 2016. Prior to 2016, Mr. Durkin enjoyed a 26-year tenure at The Corcoran Group.

EXECUTIVE COMPENSATION

Introduction

The following discussion relates to the compensation of our principal executive officer and our two other most highly compensated executive officers, as determined under the rules of the SEC, based on compensation paid to or earned by such individuals for the fiscal year ended December 31, 2020. These executive officers, whom we refer to as our “named executive officers” or “NEOs”, are Mr. Howard M. Lorber, who will serve as our President and Chief Executive Officer following the Distribution; Mr. Richard J. Lampen, who will serve as our Chief Operating Officer following the Distribution; and Mr. J. Bryant Kirkland III, who will serve as our Chief Financial Officer and Treasurer following the Distribution.

Each of the named executive officers holds various long-term incentive equity awards that were granted by Vector. Treatment of these in the Distribution is described under “— Treatment of Outstanding Awards.”

Key Elements of Expected Executive Compensation from the Company Following the Distribution

As a newly-formed entity, we did not have any executive officers or pay any compensation during the year ended December 31, 2020. In connection with the Distribution, we expect that our compensation and human capital committee will determine our executive compensation program following the Distribution. The following summarizes the principal components of the annual compensation that we expect to provide following the Distribution to each of our named executive officers, subject to the approval of the compensation and human capital committee following the Distribution. The Company also expects to grant restricted stock awards to each of its NEOs in connection with the Distribution that will vest ratably over four years, subject to continued employment through each vesting date.

Name	Base Salary	Target Bonus
Howard M. Lorber	$1,800,000	150% of Base Salary
Richard J. Lampen	$650,000	112.5% of Base Salary
J. Bryant Kirkland III	$550,000	33.33% of Base Salary

In addition, the NEOs are expected to receive other benefits and perquisites pursuant to Company benefit plans and arrangements, which the Company expects to establish in connection with the Distribution.

Historical Compensation Paid or Awarded Under Vector Plans and Arrangements

All of the information set forth in the following table reflects historical information regarding compensation earned by our NEOs during the year ended December 31, 2020. The information set forth below only reflects the compensation paid by Vector for services rendered to Vector. References in the tables that follow to “2020” refer to the year ended December 31, 2020. The information below is therefore not necessarily indicative of the compensation these individuals will receive as named executive officers of the Company.

The following section provides compensation information pursuant to the scaled disclosure rules applicable to “emerging growth companies” under the rules of the SEC, including reduced narrative and tabular disclosure obligations regarding executive compensation.

SUMMARY COMPENSATION TABLE FOR YEAR 2020

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)		Total ($)
Howard M. Lorber	2020	$3,371,649	—	$3,001,250	$0	$3,898,469	$5,153,781	$340,104	(5)	$15,765,253
President and Chief
Executive Officer
Richard J. Lampen	2020	$900,000	—	$900,375	$0	$520,313	$609,601	$88,075	(6)	$3,018,364
Executive Vice
President
J. Bryant Kirkland III	2020	$550,000	—	$480,200	$0	$211,958	$330,737	$8,550	(7)	$1,581,445
Senior Vice President,
Chief Financial Officer and Treasurer

(1)	Reflects actual base salary amounts paid for 2020, unless otherwise indicated.
(2)

Represents the aggregate grant date fair value of restricted stock granted under the 2014 Plan during the year ended December 31, 2020 as determined in accordance with FASB ASC Topic 718, rather than an amount paid to or realized by the named executive officer. Assumptions used in the calculation of such amount are included in note 14 to Vector’s audited financial statements for the year ended December 31, 2020 included in its Annual Report on Form 10-K filed with the SEC on March 1, 2021. These grants are subject to continued service conditions; consequently, FASB ASC Topic 718 amounts included in the table may never be realized by the named executive officer.

(3)

These amounts reflect performance-based cash awards under the 2014 Plan paid during 2021, in respect of service performed in 2020. This plan is discussed in further detail under the heading “Annual Incentive Awards.”

(4)

Amounts reported represent the increase in the actuarial present value of benefits associated with Vector’s pension plans. The amounts reflect the increase in actuarial present value for the named executive officer’s benefits under the Supplemental Retirement Plan determined using interest rate, retirement date and mortality rate assumptions consistent with those used in Vector’s financial statements. No amount is payable from this plan before a participant attains age 60 during active service except in the case of death, disability or termination without cause. There can be no assurance that the amounts shown will ever be realized by the named executive officers.

(5)

Represents perquisites consisting of $211,940 for use of corporate aircraft in 2020, a $90,000 allowance paid for lodging and related business expenses and $29,010 for use of a car and driver provided by Vector (which amount covers the cost of fuel, parking, tolls, depreciation expense and related expenses for Mr. Lorber’s personal and business-related use) in 2020. Also includes $8,550 for 401(k) Plan matching contributions in 2020. Also includes $604 for club memberships. For purposes of determining the value of corporate aircraft use, the personal use is calculated based on the aggregate incremental cost to Vector. For flights on corporate aircraft, aggregate incremental cost for purposes of this table is calculated based on a cost-per-flight-mile charge developed from internal Vector data. The charge reflects the direct operating cost of the aircraft, including fuel, additives and lubricants, airport fees and catering. In addition, the charge also reflects an allocable allowance for maintenance and engine restorations.

(6)

Represents perquisites consisting of $45,620 for personal use of corporate aircraft in 2020 (computed using the same assumptions as in footnote 5), $33,905 for reimbursement of automobile expenses and $8,550 for 401(k) Plan matching contributions in 2020.

(7)	Represents 401(k) plan matching contributions.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2020

The table below provides information with respect to the outstanding equity awards of the named executive officers as of December 31, 2020.

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Howard M. Lorber	703,547	—		—	$11.47	2/26/2023	—		—	—	—
	335,022	—		—	$14.68	2/26/2024	—		—	—	—
	319,069	—		—	$18.12	2/24/2025	—		—	—	—
	303,876	—		—	$19.13	2/29/2026	—		—	—	—
	—	289,406	(1)	—	$19.71	2/23/2027	—		—	—	—
	—	275,625	(2)	—	$18.42	2/27/2028	—		—	—	—
	—	262,500	(3)	—	$10.92	2/27/2029	—		—	—	—
							191,443	(4)	$2,230,311	—	—
							416,748	(5)	$4,855,114	—	—
							250,000	(6)	$2,912,500	—	—
Richard J. Lampen	175,884	—		—	$11.47	2/26/2023	—		—	—	—
	83,754	—		—	$14.68	2/26/2024	—		—	—	—
	79,766	—		—	$18.12	2/24/2025	—		—	—	—
	75,968	—		—	$19.13	2/29/2026	—		—	—	—
	—	72,351	(1)	—	$19.71	2/23/2027	—		—	—	—
	—	68,906	(2)	—	$18.42	2/27/2028	—		—	—	—
	—	65,625	(3)	—	$10.92	2/27/2029	—		—	—	—
							75,000	(6)	$873,750	—	—
J. Bryant Kirkland III	105,531	—		—	$11.47	2/26/2023	—		—	—	—
	50,251	—		—	$14.68	2/26/2024	—		—	—	—
	47,859	—		—	$18.12	2/24/2025	—		—	—	—
	45,580	—		—	$19.13	2/29/2026	—		—	—	—
	—	43,410	(1)	—	$19.71	2/23/2027	—		—	—	—
	—	41,343	(2)	—	$18.42	2/27/2028	—		—	—	—
	—	39,375	(3)	—	$10.92	2/27/2029	—		—	—	—
							40,000	(6)	$466,000	—	—

(1)	These option grants vested on February 23, 2021, the fourth anniversary of the grant date.
(2)	These option grants vest on February 27, 2022, the fourth anniversary of the grant date.
(3)	These option grants vest on February 27, 2023, the fourth anniversary of the grant date.
(4)

191,443 shares of this restricted stock award vested on each of August 15, 2015, July 1, 2016, July 1, 2017, July 1, 2018, July 1, 2019 and July 1, 2020. The remaining 191,443 unvested shares will vest on July 1, 2021, subject to Mr. Lorber’s continued service to Vector through such date because cumulative Vector Group Ltd. Adjusted EBITDA from July 1, 2014 to December 31, 2020 exceeded $1.138 billion. “Vector Group Ltd. Adjusted EBITDA” is defined in the Award Agreement to mean Vector’s Earnings Before Interest, Income Taxes, Depreciation and Amortization excluding litigation or claim judgments or settlements and non-operating items and expenses for restructuring, productivity initiatives and new business initiatives.

(5)

208,374 shares of this restricted stock award vested on each of November 15, 2016, July 1, 2017, July 1, 2018, July 1, 2019 and July 1, 2020. The remaining 416,748 unvested shares will vest, subject to Mr. Lorber’s continued service to Vector through the applicable vesting date, using the following schedule: 208,374 shares will vest on July 1, 2021 because cumulative Vector Group Ltd. Adjusted EBITDA from October 1, 2015 to December 31, 2020 exceeded $918.75 million and 208,374 shares will vest on July 1, 2022 if cumulative Vector Group Ltd. Adjusted EBITDA from October 1, 2015 to December 31, 2021 exceeds $1.09375 billion. “Vector Group Ltd. Adjusted EBITDA” is defined in the Award Agreement to mean Vector’s Earnings Before Interest, Income Taxes, Depreciation and Amortization excluding litigation or claim judgments or settlements and non-operating items and expenses for restructuring, productivity initiatives and new business initiatives.
(6)

These restricted shares vest in four equal annual installments commencing on the first anniversary of the date of grant provided the recipient is then still an employee of Vector, subject to earlier vesting upon the recipient’s death or disability, termination of employment without cause, resignation for good reason and change in control.

Narrative Disclosure to Summary Compensation Table

The following describes the material features of the compensation disclosed in the Summary Compensation Table.

Components of Vector’s Compensation

The key components of Vector’s executive compensation program consist of a base salary, an annual performance-based bonus, equity awards and various benefits, including Vector’s Supplemental Retirement Plan, the Liggett Vector Brands Inc. Savings Plan (the “401(k) Plan”) and business and personal use of corporate aircraft by each of the President and the Executive Vice President. The employment agreements with Vector’s named executive officers also provide for severance compensation in the event of termination other than for cause during the term of the agreements or, in certain cases, following a change in control of Vector during the term of the agreements.

Base Salary

Base salaries for Vector’s named executive officers are established based on their overall business experience and managerial competence in their respective roles, as well as their personal contributions to Vector and are intended to provide competitive levels of fixed compensation. The compensation and human capital committee believes that executive base salaries should be set at competitive levels and reward Vector’s executives for its long-term outstanding performance with above-average total compensation. Base salaries are reviewed annually by the compensation and human capital committee, based on recommendations by Vector’s Chief Executive Officer with respect to the salaries of executive officers other than himself, and may be increased based on review of Vector’s results and individual executive performance. An automatic cost of living adjustment to base salary is included under the terms of Mr. Lorber’s employment agreement such that his base salary was increased $71,934 for 2020. The compensation and human capital committee also increased the base salary of Mr. Kirkland by $50,000 in 2020. Effective January 1, 2021, as a result of the cost of living provision in his employment agreement, Mr. Lorber’s base salary was increased from $3,371,649 to $3,426,270. In connection with Mr. Lampen’s appointment as Chief Operating Officer, the compensation and human capital committee increased Mr. Lampen’s base salary to $1,250,000 per annum, effective January 1, 2021.

Annual Incentive Awards

Vector’s executive officers are eligible to earn annual cash incentive awards under the 2014 Plan. In 2020, each of Vector’s named executive officers participated in the annual cash incentive program under the 2014 Plan. For Messrs. Lorber, Lampen and Kirkland the following performance metrics were established for 2020: 37.5% of the payment was based on adjusted earnings before interest and taxes, or Adjusted EBIT, as defined in the 2014 Plan, of Liggett; 37.5% of the payment was based on distributions to stockholders of Vector; and 25% of the payment was based on management’s performance related to Douglas Elliman’s response to the COVID-19 pandemic. The Subcommittee selected Adjusted EBIT as a performance criteria again this year as it is commonly used to measure performance in the tobacco industry, while selecting complementary metrics that incentivize management to seek strong stockholder returns and prioritize Vector’s long-term performance notwithstanding the impact of the COVID-19 pandemic.

The COVID-19 pandemic and the related economic, financial and public health consequences materially and adversely affected the business of Douglas Elliman from March 2020 to August 2020 as real estate showings were limited and, as a result, in the second quarter, Douglas Elliman experienced a significant decline in revenues. In establishing 2020 targets, the Committee determined these factors were outside of the control of management; however, the Committee believed management had the ability to control and impact Douglas Elliman’s response to the COVID-19 pandemic. Accordingly, for the 2020 fiscal year, annual awards with respect to Douglas Elliman were determined by the Committee in its sole discretion based on its determination of how effectively management responded to the COVID-19 crisis, taking into account all of the factors it considered relevant and appropriate. In making this determination, the Committee considered both non-financial considerations, such as the safety of employees, agents and customers, as well as financial metrics it considers appropriate.

In evaluating achievement of the Douglas Elliman-related performance metric, the Subcommittee evaluated management’s cost-reduction and human capital initiatives. The Subcommittee considered Douglas Elliman’s commitment to its employees (Douglas Elliman was named by Forbes as one of the 100 best large employers in 2020) as well as initiatives that resulted in a decline in Douglas Elliman’s consolidated expenses, excluding restructuring and losses from asset disposals, of $47.8 million, or from $260.7 million in 2019 to $212.9 million in 2020. Based on these efforts, the Subcommittee determined that management had met the criteria for a 125% bonus payment with respect to the Douglas Elliman-related performance metric.

For 2020, like 2019 and prior years and in accordance with the terms of their respective employment agreements, Messrs. Lorber, Lampen and Kirkland remained eligible to receive a target annual incentive opportunity of 100%, 50%, 33.33% and 25% of their respective base salaries. In connection with Mr. Lampen’s appointment as Chief Operating Officer, the compensation and human capital committee increased Mr. Lampen’s target annual incentive opportunity to 75% of base salary (from his current target bonus opportunity of 50% of base salary), effective January 1, 2021. Vector has not increased the target percentage annual incentive opportunity for any of its other named executive officers from the percentage set forth in each named executive officer’s employment agreement.

Depending on the level of achievement of the performance criteria, the actual annual incentive payments could exceed the target annual incentive amount for each of Messrs. Lorber, Lampen and Kirkland up to a maximum payout of 125% of target. The Subcommittee may exercise negative discretion with respect to any award to reduce any amount that would otherwise be payable under the annual incentive program granted under the 2014 Plan.

The 2020 performance necessary for Messrs. Lorber, Lampen and Kirkland to receive annual incentive awards at the target level were set at levels which were believed to be rigorous, but reasonably achievable, based on internal corporate plans.

For Messrs. Lorber, Lampen and Kirkland, the performance necessary to achieve the minimum, target or maximum awards in 2020 was as follows:

•

percentages of the target cash incentive opportunity based on Liggett Adjusted EBIT were $240,000,000 (50%), $250,000,000 (100%), and $270,000,000 and above (125%); the actual Liggett Adjusted EBIT for 2020 were $324,670,000 resulting in a 125% payment on this metric;

•

percentages of the target cash incentive opportunity based on cash dividends per share of Vector were $0.70 (50%), $0.80 (100%), and $0.90 and above (125%); the actual cash dividends paid in 2020 were $0.80 per share resulting in a 100% payment on this metric; and,

•

as discussed above, the Subcommittee determined the payment for the portion of the target cash incentive opportunity based on the Douglas Elliman pandemic response was 125% based on management’s response to the COVID-19 pandemic.

Based on actual 2020 results compared to the established performance criteria, annual cash incentive payments equal to 115.625% of target amounts were achieved and awarded to Messrs. Lorber, Lampen and Kirkland.

Annual cash incentive payment amounts for achieving performance criteria in between the amounts listed above are determined by linear interpolation between the higher and lower amounts.

Equity Compensation

Long-term equity compensation is intended to provide a variable pay opportunity that rewards long-term performance by Vector as a whole and serves as a significant incentive to remain with Vector. In establishing long-term equity compensation awards, the compensation and human capital committee has considered the historical returns generated by Vector. In 2020, Vector’s annual long-term equity compensation program for its named executive officers consisted of restricted stock awards.

On May 27, 2020, the Subcommittee granted restricted stock awards to Messrs. Lorber (250,000 shares), Lampen (75,000 shares) and Kirkland (40,000 shares) to recognize past and current performance and to serve as a means of incentivizing and retaining these key employees. The restricted shares vest in four equal annual installments commencing on the first anniversary of the date of grant subject to continued employment through each vesting date subject to earlier vesting upon his death or disability, a termination of employment without cause or resignation for good reason or a change in control. Shares received in respect of the May 27, 2020 restricted stock grants will be subject to Vector’s Equity Retention and Hedging Policy.

Dividend Equivalents

Under the terms of certain equity awards made to Vector’s named executive officers under Vector’s stock plans, dividend equivalent payments and distributions are made to the executive officers with respect to the shares of Common Stock underlying the unexercised stock options and unvested restricted stock awards and the exercise prices of stock options are adjusted to reflect stock dividends. These payments and distributions are made at the same rate as dividends and other distributions paid on shares of Vector’s Common Stock. In 2020, named executive officers earned cash dividend equivalent payments on unexercised stock options and unvested restricted stock (granted in 2020) is as follows: Mr. Lorber — $2,513,552; Mr. Lampen — $542,803; and Mr. Kirkland — $322,679. In accordance with the disclosure rules of the SEC, these amounts have not been separately reported in the Summary Compensation Table because the value of the dividend equivalent rights was included in the initial grant date fair value of the underlying option grants which is reported in the Summary Compensation Table.

In 2020, quarterly cash dividends were paid at $0.20 per Vector common share.

Perquisites

Vector’s corporate aircraft are made available for the personal use of Mr. Lorber and other executive officers at Mr. Lorber’s discretion. Vector’s corporate aircraft policy permits personal use of corporate aircraft by executives, subject to an annual limit of $200,000 and $50,000 for personal use by Messrs. Lorber and Lampen, respectively. For purposes of determining the amounts allowable under this policy, the value of the personal usage is calculated using the applicable standard industry fare level formula established by the Internal Revenue Service (as distinguished from the aggregate incremental cost approach used for determining the value included in the Summary Compensation Table), and Mr. Lorber and any other executive officers pay income tax on such value. In addition, Mr. Lorber is entitled to a car and driver provided by Vector, a $7,500 per month allowance for lodging and related business expenses, and two club memberships, and Mr. Lampen is reimbursed for automobile and club expenses on an after-tax basis. See the Summary Compensation Table for details regarding the value of perquisites received by the named executive officers.

Supplemental Retirement Plan

Vector’s named executive officers and certain other management employees are eligible to participate in the Supplemental Retirement Plan, which was adopted by the Board in January 2002 to promote retention of key executives and to provide them with financial security following retirement. The Supplemental Retirement Plan provides for the payment to a participant at his normal retirement date of a lump sum amount that is the actuarial equivalent of a single life annuity commencing on that date. The “normal retirement date” under the Supplemental Retirement Plan is defined as the January 1st following attainment by a participant of the later of age 60 or the completion of eight years of employment following January 1, 2002 (in the case of Mr. Lorber) or January 1, 2004 (in the case of Messrs. Lampen and Kirkland). The single life annuity amounts for the named executives were determined by Vector’s Board giving consideration to a variety of pertinent factors including (but not limited to) the executive’s level of annual compensation.

No benefits are payable under the Supplemental Retirement Plan if a named executive officer resigns without good reason before attaining his normal retirement date. In the case of a participant who becomes disabled prior to his normal retirement date or whose service is terminated without cause, the participant’s benefit consists of a pro rata portion of the full projected retirement benefit to which he would have been entitled had he remained employed through his normal retirement date, as actuarially discounted back to the date of payment. The beneficiary of a participant who dies while working for Vector or a subsidiary (and before becoming disabled or attaining his normal retirement date) will be paid an actuarially discounted equivalent of his projected retirement benefit; conversely, a participant who retires beyond his normal retirement date will receive an actuarially increased lump sum payment to reflect the delay in payment using a post-retirement interest rate of 7.5%. The lump sum amount under the Supplemental Retirement Plan is paid six months following the named executive officer’s retirement on or after his normal retirement date or termination of employment without cause, along with interest at the prime lending rate as published in the Wall Street Journal on the lump sum amount for this six-month period.

Employment Agreements

Compensation arrangements, as reflected in the employment agreements with Vector’s executive officers, are usually negotiated on an individual basis between the Chief Executive Officer and each of the other executives. While the compensation and human capital committee has delegated to the Chief Executive Officer the responsibility of negotiating these employment agreements and his input is given significant consideration by the compensation and human capital committee, the compensation and human capital committee and the Board have final authority over all executive compensation matters.

On January 27, 2006, Vector and Howard M. Lorber entered into an amended and restated employment agreement (the “Amended Lorber Agreement”), which replaced his prior employment agreements with Vector and with New Valley. The Amended Lorber Agreement had an initial term of three years effective as of January 1, 2006, with an automatic one-year extension on each anniversary of the effective date unless notice of non-extension is given by either party within 60 days before this date. Under the Amended Lorber Agreement, Mr. Lorber’s base salary is subject to an annual cost of living adjustment. In addition, Vector’s Board must periodically review his base salary and may increase, but not decrease, his base salary in its sole discretion. Mr. Lorber is eligible on an annual basis to receive a target bonus of 100% of his base salary under Vector’s non-equity incentive bonus plan. During the period of his employment, Mr. Lorber is entitled to various benefits, including a car and driver provided by Vector, a $7,500 per month allowance for lodging and related business expenses, two club memberships and dues, and use of corporate aircraft in accordance with Vector’s Corporate Aircraft Policy. Following termination of his employment by Vector without cause (as specified in the Amended Lorber Agreement), termination of his employment by him for good reason (as specified in the Amended Lorber Agreement) or upon death or disability, he (or his beneficiary in the case of death) would continue to receive for a period of 36 months following the termination date his base salary and the bonus amount earned by him for the prior year (with such bonus amount limited to 100% of base salary). In addition, except as otherwise provided in an award agreement, all of Mr. Lorber’s outstanding equity awards would be vested and any stock options granted after January 27, 2006 would continue to be exercisable for no less than two years or the remainder of the original term if shorter. Following termination of his employment for any of the reasons described above (other than death or disability) within two years after a change in control (as defined in the Amended Lorber Agreement) or before a change in control that actually occurs in anticipation of or at the request of a third party effectuating such change in control, he would receive a lump sum payment equal to 2.99 times the sum of his then current base salary and the bonus amount earned by him for the prior year (with such bonus amount limited to 100% of base salary). In addition, Mr. Lorber will be indemnified in the event that excise taxes are imposed on change in control payments under Section 4999 of the Code.

On January 27, 2006, Vector entered into employment agreements (the “Other Executive Agreements”) with Richard J. Lampen, Vector’s Executive Vice President and Chief Operating Officer, and J. Bryant Kirkland III, Vector’s Senior Vice President, Treasurer and Chief Financial Officer. The Other Executive Agreements replaced prior employment agreements with Vector or New Valley. The Other Executive Agreements had an initial term of two years effective as of January 1, 2006, with an automatic one-year extension on each anniversary of the effective date unless notice of non-extension is given by either party within 60 days before this date. As of January 1, 2021, the annual base salaries provided for in these Other Executive Agreements were $1,250,000 for Mr. Lampen (increased, effective January 1, 2021, from $900,000) and $550,000 for Mr. Kirkland. In addition, the Board must periodically review these base salaries and may increase, but not decrease, their base salaries in its sole discretion. These executives are eligible to receive a target bonus of 75% for Mr. Lampen (increased, effective January 1, 2021, from 50%) and 33.33% for Mr. Kirkland, of their base salaries under Vector’s non-equity incentive bonus plan. Following termination of their employment by Vector without cause (as defined in the Other Executive Agreements), termination of their employment by the executives for good reason (as defined in the Other Executive Agreements) or upon death or disability, they (or their beneficiaries in the case of death) would continue to receive for a period of 24 months following the termination date their base salary and the bonus amount earned by them for the prior year (with such bonus amount limited to 75% of base salary for Mr. Lampen, and 33.33% of base salary for Mr. Kirkland).

Potential Termination and Change in Control Payments

The compensation payable to named executive officers upon voluntary termination, involuntary termination without cause, termination for cause, termination following a change in control and in the event of disability or death of the executive is described below.

Payments Made Upon Termination

Regardless of the manner in which a named executive officer’s employment terminates, unless terminated for cause, he or she may be entitled to receive amounts earned during his or her term of employment. Such amounts include:

•	unpaid base salary through the date of termination;

•	any accrued and unused vacation pay;

•	any unpaid bonus with respect to a completed performance period;

•	all accrued and vested benefits under Vector’s compensation and benefit programs, including the pension plan and the Supplemental Retirement Plan; and

•

with respect solely to Mr. Lorber, payment by Vector of a tax gross-up for any excise taxes and related income taxes on gross-ups for benefits received upon termination of employment in connection with a change in control.

Payments Made Upon Involuntary Termination of Employment Without Cause or for Good Reason, Death or Disability

In the event of the termination of employment of a named executive officer by Vector without cause or by the named executive officer for good reason, or upon the death or the disability of a named executive officer, in addition to the benefits listed under the heading “Payments Made Upon Termination,” the named executive officer or his designated beneficiary upon his death will receive the following benefits:

•

payments for 36 months for Mr. Lorber or 24 months for the other named executive officers (the “Severance Period”) equal to 100% of the executive’s then-current base salary and the most recent bonus paid to the executive (up to the amount of the executive’s target bonus);

•

continued participation, at Vector’s expense, during the Severance Period in all employee welfare and health benefit plans, including life insurance, health, medical, dental and disability plans which cover the executive and the executive’s eligible dependents (or, if such plans do not permit the executive and his eligible dependents to participate after his termination, Vector is required to pay an amount each quarter (not to exceed $35,000 per year in the case of Messrs. Lampen and Kirkland) to keep them in the same economic position on an after-tax basis as if they had continued in such plans);

•

acceleration of the vesting of the named executive officer’s stock options upon death or disability and with respect solely to Mr. Lorber, upon a termination of employment without cause or resignation for good reason; and,

•	acceleration of the vesting of the named executive officer’s restricted stock awards upon death, disability, a termination of employment without cause or resignation for good reason.

Payments Made Upon a Change in Control

Howard M. Lorber

Mr. Lorber’s employment agreement has a “double-trigger” change in control provision: if his employment is terminated by Vector without cause or by Mr. Lorber for good reason within two years after a change in control (or before a change in control that actually occurs in anticipation of or at the request of a third party effectuating such a change in control), Mr. Lorber would be entitled to receive the following severance benefits:

•

a lump-sum cash payment equal to 2.99 times the sum of his base salary plus the last annual bonus earned by him (up to 100% of base salary, including any deferred amount) for the performance period immediately preceding the date of termination;

•

participation by Mr. Lorber and his eligible dependents in all welfare benefit plans in which they were participating on the date of termination until the earlier of (x) the end of the employment period under his employment agreement and (y) the date that he receives equivalent coverage and benefit under the plans and programs of a subsequent employer;

•

continued participation at Vector’s expense for 36 months in life, disability, accident, health and medical insurance benefits substantially similar to those received by Mr. Lorber and his eligible dependents prior to such termination, subject to reduction if comparable benefits are actually received from a subsequent employer; and

•	termination of certain restrictive covenants in his employment agreement, including non-competition and non-solicitation covenants.

Mr. Lorber’s unvested and outstanding equity awards will vest in full upon a change in control.

Richard J. Lampen and J. Bryant Kirkland III

While their respective employment agreements do not contain any change in control provisions, in the event of the termination of Messrs. Lampen and Kirkland by Vector without cause or by the named executive officer for good reason upon a change in control, such named executive officers would receive the same severance benefits described under “— Payments Made Upon Termination” and “— Payments Made Upon Involuntary Termination of Employment Without Cause or for Good Reason, Death or Disability,” above. In addition, the unvested and outstanding stock options and restricted stock held by Messrs. Lampen and Kirkland will vest in full upon a change in control.

Employment Agreements

We expect to enter into an employment agreement with each of Messrs. Lorber and Lampen in connection with the Distribution, the material terms of which will be approved by our compensation and human capital committee following the Distribution.

Equity Compensation Plan Information

Our Stock Incentive Plan.

Prior to the Distribution, we expect to adopt a Stock Incentive Plan. A form of the Stock Incentive Plan is filed as an exhibit to the registration statement, of which this information statement forms a part. The following description of the Stock Incentive Plan is qualified in its entirety by reference to the Stock Incentive Plan.

Overview

The Stock Incentive Plan provides the Company with the ability to grant equity-based and cash incentive awards to its employees, non-employee directors and consultants. Such incentive awards are granted to attract, retain and motivate the Company’s service providers and help align them with the Company’s financial success over the long term and the interests of the Company and our stockholders. The Stock Incentive Plan will terminate ten years from inception unless terminated sooner.

Stock Incentive Plan Share Reserve; Limits; Adjustments

The available share reserve under the Stock Incentive Plan is 10,000,000 shares, plus an annual increase on the first day of each year beginning in 2023 and ending in 2031, equal to the lesser of (A) 4% percent of the Shares outstanding on the last day of the immediately preceding fiscal year and (B) such smaller number of Shares as determined by the Board or the Committee. The Company may satisfy its obligations under any equity-based award granted under the Stock Incentive Plan by issuing new shares or Treasury shares.

Shares subject to an equity award are counted only to the extent they are actually issued. Thus, awards that terminate by expiration, forfeiture, cancellation, or otherwise are settled in cash in lieu of shares, or exchanged for awards not involving shares, shall again be available for grant under the Stock Incentive Plan.

Any shares withheld to satisfy tax withholding obligations on awards issued under the Stock Incentive Plan, tendered to pay the exercise price of an award under the Stock Incentive Plan and shares repurchased on the open market with the proceeds of an option exercise will not be eligible to be again available for grant under the Stock Incentive Plan. Any substitute awards shall not be counted against the shares available for granting awards under the Stock Incentive Plan.

The number of shares that may be issued or subject to outstanding awards, the option price or grant price applicable to outstanding awards and other value determinations are subject to adjustment by the committee (as defined below) to reflect stock dividends, stock splits, reverse stock splits, spin-offs, and other corporate events or transactions, including without limitation distributions of stock or property other than normal cash dividends.

Non-employee directors can be granted any of the awards available under the Stock Incentive Plan except ISOs, which are only available for employees. The Board shall from time to time determine the nature and number of awards to be granted to non-employee directors. The aggregate value of all compensation granted or paid, as applicable, to a non-employee director with respect to any calendar year, including awards granted and cash fees paid by the Company to such non-employee director, will not exceed $500,000, calculating the value of any equity awards based on the grant date fair value of such equity awards for financial reporting purposes.

Administration

A subcommittee of the Board composed of at least two directors who are “outside directors” as defined in Rule 16b-3 under the Securities Exchange Act of 1934 (the “committee”) is responsible for administering the Stock Incentive Plan and has the final discretion, responsibility and authority to interpret the terms and intent of the Stock Incentive Plan and any related documentation, to determine eligibility for awards and the terms and conditions of awards, and to adopt rules, regulations, forms, instruments, and guidelines. The committee may delegate administrative duties and powers to one or more of its members or to one or more officers, agents, or advisers. The committee may also delegate to one or more officers the power to designate other employees (other than officers subject to Section 157(c) of the Delaware General Corporate Law) to be recipients of awards.

Eligibility

Employees, non-employee directors and consultants of the Company who are selected by the committee are eligible to participate in the Stock Incentive Plan.

Types of Awards

The Stock Incentive Plan provides that the committee may grant awards of various types. A description of each of the types of awards follows.

Stock Options.

The committee may grant both incentive stock options (“ISOs”) and nonqualified stock options (“NQSOs”) under the Stock Incentive Plan. Eligibility for ISOs is limited to employees of the Company and its subsidiaries. The exercise price for options cannot be less than the fair market value of the Company’s Common Stock as of the date of grant. The latest expiration date cannot be later than the tenth anniversary of the date of grant. Fair market value under the Stock Incentive Plan may be determined by reference to market prices on a particular trading day or on an average of trading days. The exercise price may be paid by means approved by the committee, which may include cash or check, the tendering of previously acquired Common Stock, a reduction in shares issuable upon exercise which have a value at the time of exercise that is equal to the option price (a “net exercise”), to the extent permitted by applicable law, the proceeds of sale from a broker-assisted cashless exercise or any other legal consideration that the committee may deem appropriate on such basis as the committee may determine in accordance with the Plan.

Stock Appreciation Rights.

The committee may grant stock appreciation rights (“SARs”) under the Stock Incentive Plan either alone or in tandem with stock options. The grant price of an SAR cannot be less than the fair market value of the Company’s Common Stock as of the date of grant.

Restricted Stock and Restricted Stock Units.

The committee may award restricted Common Stock and restricted stock units. Restricted stock awards consist of shares of stock that are transferred to the participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. Restricted stock unit awards result in the transfer of shares of stock to the participant only after specified conditions are satisfied. A holder of restricted stock is treated as a current stockholder and is entitled to dividend and voting rights, whereas the holder of a restricted stock unit award may be entitled to dividend equivalents but otherwise is only treated as a stockholder with respect to the award when the shares of Common Stock are delivered in the future. The committee will determine the restrictions and conditions applicable to each award of restricted stock or restricted stock units.

Performance-Based Restricted Shares and Performance-Based Restricted Share Units.

Performance-based restricted shares and performance-based restricted share units may be granted under the Stock Incentive Plan. The performance cycle for each award will be determined by the committee and specify the performance goals that are to be achieved by the participant and a formula for determining the amount of any payment to be made.

In the case of performance-based restricted shares, during the period for which a substantial risk of forfeiture is to continue, the participant will not have any right to transfer any rights under the award, but the participant will have voting and other ownership rights (except for any rights to a liquidating distribution). Prior to payment of the award of performance-based restricted share units, the participant will not have any right to transfer any rights under the award or have any rights of ownership, including the right to vote.

For both performance-based restricted shares and performance-based restricted share units, the committee may on or after the grant date authorize the payment of dividend equivalents on the performance-based restricted shares or performance-based restricted share units in cash or securities with respect to any dividends or other distributions paid by the Company. Any dividend equivalents paid or adjustments made with respect to the dividends paid in Common Stock will be subject to the same restrictions as the underlying award.

Following the completion of a performance cycle, the committee will determine whether the performance goals that have been chosen for a particular performance period have been met and calculate and determine the amount of the award earned for such performance cycle. Awards may be adjusted upwards or downwards in the sole discretion of the committee

Cash-Based Awards.

The committee may grant cash-based awards under the Stock Incentive Plan that specify the amount of cash to which the award pertains, the conditions under which the award will be vested and payable, and such other conditions as the committee may determine that are consistent with the terms of the Stock Incentive Plan.

Other Stock-Based Awards.

The committee may grant equity-based or equity-related awards, referred to as “other stock-based awards,” other than options, SARs, restricted stock, restricted stock units, performance shares, or performance units. The terms and conditions of such other stock-based award shall be determined by the committee. Payment under any other stock-based award will be made in shares of Common Stock or cash, as determined by the committee.

Termination of Employment

Except as otherwise provided in the award agreement or other written agreement between the participant and the Company, vesting of awards will cease upon termination of the participant’s continued service. Notwithstanding any other provision of the Stock Incentive Plan to the contrary, the committee may in its sole discretion determine the rights of participants with respect to awards upon termination of employment or service as a director.

Treatment of Awards Upon a Change in Control

In the event of a “change in control” of the Company, as defined in the Stock Incentive Plan, then unless otherwise provided in an award agreement, the committee may, in its sole discretion: (a) cancel awards for a cash payment equal to their fair value (as determined in the sole discretion of the committee), (b) provide for the issuance of replacement awards, (c) terminate options without providing accelerated vesting, (d) immediately vest the unvested portion of any award or (e) take any other action with respect to the awards the committee deems appropriate. The treatment of awards upon a change in control may vary among participants and types of awards in the committee’s sole discretion. Awards subject to performance goals shall be settled upon a “change in control” of the Company based upon the extent to which the performance goals underlying such awards have been achieved as determined in the sole discretion of the committee.

Amendment of Awards or Stock Incentive Plan

The committee may at any time alter, amend, modify, suspend, or terminate the Stock Incentive Plan or any outstanding award in whole or in part. No amendment of the Stock Incentive Plan will be made without stockholder approval if stockholder approval is required by law or stock exchange rule. No amendment may adversely affect the rights of any participant without his or her consent under an outstanding award, unless specifically provided for in the Stock Incentive Plan.

Treatment of Outstanding Awards

Vector has granted options to purchase shares of Vector common stock to its employees (each, a “Vector option”). In connection with the Distribution, each such employee who is a holder of a Vector option, whether vested or unvested, that is outstanding on the record date will receive one share of Spinco common stock for every two shares of Vector common stock underlying such Vector option. Such distribution will be made to the such holder, less any required withholding taxes, at the same time that the distribution is made to the Vector stockholders. Other than such distribution, there will be no adjustments to the existing Vector options in connection with the Distribution and the Vector options will continue to be governed by the same terms and conditions (including vesting terms, the number of shares of Vector common stock underlying the Vector options and the exercise price of such Vector options), as were applicable to the Vector option immediately prior to the Distribution.

Vector has issued restricted shares of Vector common stock to its employees and non-employee directors that are subject to time-based vesting conditions (each, a “Vector time-based restricted share award”). In connection with the Distribution, each such employee and non-employee director who is a holder of a Vector time-based restricted share award that is outstanding on the record date will receive one share of Spinco common stock for every two Vector restricted shares under the Vector time-based restricted share award. Such distribution will be made to the such holder, less any required withholding taxes, at the same time that the distribution is made to the Vector stockholders. Other than such distribution, there will be no adjustment to the existing Vector time-based restricted share award in connection with the Distribution and the Vector time-based restricted share award will continue to be governed by the same terms and conditions (including vesting terms and the number of Vector restricted shares outstanding under the Vector time-based restricted share award), as were applicable to the Vector time-based restricted share award immediately prior to the Distribution.

Vector has also issued restricted shares of Vector common stock to certain employees that are subject to performance-based vesting conditions (each, a “Vector performance-based restricted share award” and together with the Vector options and Vector time-based restricted share awards, the “Vector equity awards”). In connection with the Distribution, each such employee who is a holder of a Vector performance-based restricted share award that is outstanding on the record date will receive one share of Spinco common stock for every two Vector restricted shares under the Vector performance-based restricted share award (based on the full number of restricted shares under the equity award); provided that (i) for the Vector performance-based restricted share award granted on November 10, 2015, such distribution will be subject to the same restrictions as the underlying

Vector performance-based restricted share award and when the underlying Vector performance-based restricted share award vests, the distribution will be made, less any required withholding taxes and (ii) for the Vector performance-based restricted share award granted on February 24, 2021, the Distribution will be made to such holder, less any required withholding Taxes, at the same time that the Distribution is made to the Vector stockholders. Other than such distribution, there will be no adjustment to the existing Vector performance-based restricted share award in connection with the Distribution and the Vector performance-based restricted share award will continue to be governed by the same terms and conditions (including vesting terms and the number of Vector restricted shares outstanding under the Vector performance-based restricted share award), as were applicable to the Vector performance-based restricted share award immediately prior to the Distribution.

The total percentage of Douglas Elliman stock that will be distributed to employees and directors in respect of outstanding Vector equity awards is approximately 3.3%, and, other than the performance-based restricted share granted on November 10, 2015, such stock will be distributed to the holders of outstanding Vector equity awards without any vesting conditions even if the Vector equity awards are never exercised or vested.

No fractional shares of Spinco common stock will be issued in connection with the Distribution. If a holder of an outstanding Vector equity award would be entitled to receive a fractional share, such amount will be paid in cash at the time specified above and will generally be taxable to the holder of such outstanding Vector equity award.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Introduction

For purposes of governing the ongoing relationships between the Company and Vector, respectively, after the Distribution, we will enter into certain agreements with those companies prior to the Distribution.

Relationship Between Vector and Us After the Distribution

Following the Distribution, we will be a public company and Vector will have no continuing common stock ownership interest in us. For purposes of governing the ongoing relationships between Vector and us after the Distribution and to provide for an orderly transition, Vector and the Company entered into or will enter into the agreements described in this section prior to the Distribution.

Certain of the agreements summarized in this section have been filed as exhibits to the registration statement, of which this information statement forms a part, that we have filed with the SEC, and the following summaries of those agreements are qualified in their entirety by reference to the agreements that have been filed prior to the Distribution.

Distribution Agreement

We will enter into a Distribution Agreement with Vector as part of a series of transactions pursuant to which we have acquired or will acquire prior to the Distribution the subsidiaries, businesses and other assets of Vector that constitute our business.

Under the Distribution Agreement, Vector will distribute all of our outstanding common stock to holders of its common stock (including Vector common stock underlying outstanding stock option awards and restricted stock awards).

Under the Distribution Agreement, Vector will provide us with indemnities with respect to liabilities, damages, costs and expenses arising out of any of: (i) Vector’s businesses (other than businesses of ours); (ii) certain identified claims or proceedings; and (iii) any breach by Vector of its obligations under the Distribution Agreement. We will provide Vector with indemnities with respect to liabilities, damages, costs and expenses arising out of any of (i) our businesses; and (ii) any breach by us of our obligations under the Distribution Agreement; and (iii) any breach by us of our obligations under the Distribution Agreement.

In the Distribution Agreement, we and Vector will each release the other party from all liabilities existing or arising from any acts occurring on or prior to the Distribution.

The Distribution Agreement also will provide that Vector has the sole and absolute discretion to determine whether to proceed with the Distribution, including the form, structure and terms of any transactions to effect the Distribution and the timing of and satisfaction of conditions to the consummation of the Distribution.

The Distribution Agreement also provides for access to records and information, cooperation in defending litigation, as well as methods of resolution for certain disputes.

Transition Services Agreement

We will enter into a Transition Services Agreement with Vector under which, in exchange for the fees specified in such agreement, Vector will agree to provide certain corporate and other services to the Company, including with respect to such areas as information technology, accounts payable, payroll, tax, certain legal functions, human resources, insurance and risk management, government affairs, investor relations, corporate communications, benefit plan administration and reporting, and internal audit functions as well as certain marketing functions. For these services, we will pay Vector an arms’ length amount determined pursuant to a transfer pricing study conducted by a third party. The Company and Vector, as parties receiving services under the agreement, will agree to indemnify the party providing services for losses incurred by such party that arise out of or are otherwise in connection with the provision by such party of services under the agreement, except to the extent that such losses result from the providing party’s gross negligence, willful misconduct or breach of its obligations under the agreement. Similarly, each party providing services under the agreement will agree to indemnify the party receiving services for losses incurred by such party that arise out of or are otherwise in connection with the indemnifying party’s provision of services under the agreement if such losses result from the providing party’s gross negligence, willful misconduct or breach of its obligations under the agreement.

Tax Disaffiliation Agreement

We will enter into a Tax Disaffiliation Agreement with Vector that governs Vector’s and our respective rights, responsibilities and obligations with respect to taxes and tax benefits, the filing of tax returns, the control of audits and other tax matters. References in this summary description of the Tax Disaffiliation Agreement to the terms “tax” or “taxes” mean taxes as well as any interest, penalties, additions to tax or additional amounts in respect of such taxes.

We and our eligible subsidiaries currently join with Vector in the filing of certain consolidated, combined, and unitary returns for state, local, and other applicable tax purposes. However, for periods (or portions thereof) beginning after the Distribution, we generally will not join with Vector or any of its subsidiaries (as determined after the Distribution) in the filing of any federal, state, local or other applicable consolidated, combined or unitary tax returns.

Under the Tax Disaffiliation Agreement, with certain exceptions, Vector will be generally responsible for all of our U.S. federal, state, local and other applicable income and non-income taxes for any taxable period or portion of such period ending on or before the Distribution date. We will be generally responsible for all taxes that are attributable to us or one of our subsidiaries after the Distribution date.

We will be generally responsible for filing all separate company tax returns that relate to us or one of our subsidiaries for any taxable period or portion of such period beginning after the Distribution date. Vector will be generally responsible for filing all other tax returns. Where possible, we will waive the right to carry back any losses, credits, or similar items to periods ending prior to or on the Distribution date, however, if we cannot waive the right, we will be entitled to receive the resulting refund or credit, net of any taxes incurred by Vector with respect to the refund or credit.

Generally, we will have the authority to conduct all tax proceedings, including tax audits, relating to taxes or any adjustment to taxes for which we are responsible for filing a return under the Tax Disaffiliation Agreement, and Vector will have the authority to conduct all tax proceedings, including tax audits, relating to taxes or any adjustment to taxes for which Vector is responsible for filing a return under the Tax Disaffiliation Agreement.

However, if one party acknowledges a liability to indemnify the other party for a tax to which such proceeding relates, and provides evidence to the other party of its ability to make such payment, the first-mentioned party will have the authority to conduct such proceeding. The Tax Disaffiliation Agreement will further provide for cooperation between Vector and the Company with respect to tax matters, the exchange of information and the retention of records that may affect the tax liabilities of the parties to the agreement.

Finally, the Tax Disaffiliation Agreement will require that neither we nor any of our subsidiaries will take, or fail to take, any action where such action, or failure to act, would be inconsistent with or preclude the Distribution from qualifying as a tax-free transaction to Vector and to its stockholders under Section 355 of the Code, or would otherwise cause holders of Vector stock receiving our stock in the Distribution to be taxed as a result of the Distribution and certain transactions undertaken in connection with the Distribution. Additionally, for the two-year period following the Distribution, we will be restricted from engaging in certain activities that may jeopardize the tax-free treatment of the Distribution to Vector and its stockholders, unless we receive Vector’s consent or otherwise obtain a ruling from the IRS or a legal opinion, in either case reasonably satisfactory to Vector, that the activity will not alter the tax-free status of the Distribution to Vector and its stockholders. Such restricted activities will include:

•	entering into any transaction pursuant to which 35% or more of our shares or 50% or more of our assets would be acquired, whether by merger or otherwise, unless certain tests are met;

•	issuing equity securities, if any such issuances would, together with certain other transactions, constitute 35% or more of the voting power or value of our capital stock;

•	certain repurchases of our common shares;

•	ceasing to actively conduct our business;

•	amendments to our organizational documents (i) affecting the relative voting rights of our stock or (ii) converting one class of our stock to another;

•	liquidating or partially liquidating; and

•	taking any other action that prevents the Distribution and certain related transactions from being tax-free.

Moreover, we will be required to indemnify Vector, directors and officers for any taxes, resulting from action or failure to act, if such action or failure to act precludes the Distribution from qualifying as a tax-free transaction (including taxes imposed as a result of a violation of the restrictions set forth above).

Employee Matters Agreement

We will have in place an employee matters agreement (the “Employee Matters Agreement”) with Vector that will allocate assets, liabilities and responsibilities with respect to certain employee compensation and benefit plans and programs and certain other related matters upon completion of the Distribution. In general, our employees currently participate in various of the Company’s retirement, health and welfare, and other employee benefit plans. After the Distribution, it is anticipated that our employees will generally continue to participate in such plans and arrangements established and maintained by the Company. Effective as of the Distribution date, we and Vector generally will each hold responsibility for our respective employees and compensation plans.

For a description of the impact of the Distribution on holders of Vector equity awards, see “Executive Compensation — Treatment of Outstanding Awards.”

Other Arrangements and Agreements with Vector

The Company may also enter into a number of commercial and other arrangements and agreements with Vector, which will be described in this section by appropriate amendment to this information statement.

Certain Relationships and Potential Conflicts of Interest

Following the Distribution, there will be an overlap between certain key directors and officers of the Company and of Vector. Howard M. Lorber will serve as the President and Chief Executive Officer of the Company and of Vector. Richard J. Lampen will serve as the Chief Operating Officer of the Company and of Vector. J. Bryant Kirkland III will serve as the Chief Financial Officer and Treasurer of the Company and of Vector, and Marc N. Bell will serve as General Counsel of the Company and of Vector. As a result, following the Distribution, not all of our executive officers will be devoting their full time and attention to the Company’s affairs. In addition, immediately following the Distribution, three members of our Board, Mr. Lorber, Mr. Lampen, and Mr. White, will also be directors of Vector. The Overlap Persons may have actual or apparent conflicts of interest with respect to matters involving or affecting each company. For example, there will be the potential for a conflict of interest when we, on the one hand, and Vector and its respective subsidiaries and successors, on the other hand, are party to commercial transactions concerning the same or adjacent real property investments at certain acquisitions and other corporate opportunities that may be suitable for more than one of the companies. Also, conflicts may arise if there are issues or disputes under the commercial arrangements that will exist between Vector and us. In addition, after the Distribution, certain of our directors and officers will continue to own stock and/or stock options or other equity awards earned from Vector.

In addition, we have been engaged by the developers as the sole broker or the co-broker for several of Vector’s subsidiaries’ real estate development projects that New Valley owns an interest in through its real estate venture investments. We reported gross commissions of approximately $10.8 million, $19.0 million, and $20.1 million from these projects for the years ended December 31, 2020, 2019, and 2018, respectively.

A son of our Chairman and Chief Executive Officer is an associate broker of Douglas Elliman and he received commissions and other payments of approximately of $870,000, $712,000 and $317,600, respectively, in accordance with brokerage activities in 2020, 2019 and 2018, respectively. For the nine months ended September 30, 2021, he received commissions and other payments of approximately $631,000.

The spouse of the President and Chief Executive Officer of Douglas Elliman Realty, LLC is a licensed salesperson of Douglas Elliman and he received commissions and other payments of approximately $40,000, $98,000 and $27,000, respectively, in accordance with brokerage activities in 2020, 2019 and 2018, respectively. For the nine months ended September 30, 2021, he received commissions and other payments of approximately $397,000.

Beginning in September 2020, Mr. Sachar, the son-in-law of our Executive Vice President and Chief Operating Officer, serves as Vice President, Enterprise Innovation and Managing Director of New Valley Ventures LLC, and received total compensation, which included salary, bonus and 401(k) matching awards of approximately $133,000 in 2020.

Mr. Liebowitz and Douglas Elliman each owned a 50% interest in Innova Risk Management, which was sold to an unrelated third-party in 2019. We could receive earn-out payments based on the performance of such business in 2020 and 2021. To date, no payments have been received.

These ownership interests could create actual, apparent or potential conflicts of interest when these individuals are faced with decisions that could have different implications for our Company and Vector. See “— Related Party Transaction Approval Policy” for a discussion of certain procedures we will institute to help ameliorate such potential conflicts that may arise.

The Company’s amended and restated certificate of incorporation will acknowledge that directors and officers of the Company may also be serving as directors, officers, employees or agents of Vector or any subsidiary thereof, and that the Company may engage in material business transactions with Vector. The Company will renounce its rights to certain business opportunities and the Company’s amended and restated certificate of incorporation will provide that no Overlap Person will be liable to the Company or its stockholders for breach of any fiduciary duty that would otherwise occur by reason of the fact that any such individual directs a corporate opportunity (other than certain limited types of opportunities set forth in our amended and restated certificate of incorporation) to Vector or any subsidiary thereof instead of the Company, or does not refer or communicate information regarding such corporate opportunities to the Company. These provisions in our amended and restated certificate of incorporation will also expressly validate certain contracts, agreements, arrangements and transactions (and amendments, modifications or terminations thereof) between the Company and Vector and, to the fullest extent permitted by law, will provide that the actions of the Overlap Persons in connection therewith are not breaches of fiduciary duties owed to the Company, any of its subsidiaries or their respective stockholders. See “Description of Capital Stock — Certain Corporate Opportunities and Conflicts.”

Related Party Transaction Approval Policy

We will adopt a written policy whereby the audit committee of our Board of Directors will review and approve or take such other action as it may deem appropriate with respect to transactions involving the Company and its subsidiaries, and in which any director, officer, greater than 5% stockholder of the Company or any other “related person” as defined in Item 404 has or will have a direct or indirect material interest. In determining whether to approve, disapprove or ratify a related party transaction, the audit committee will take into account, among other factors it deems appropriate, (i) whether the transaction is on terms no less favorable to the Company than terms that would have been reached with an unrelated third party, (ii) the extent of the interest of the related party in the transaction and (iii) the purpose and the potential benefits to the Company of the transaction.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Beneficial Ownership of Stock

The following table sets forth the beneficial ownership of Spinco common stock, the only class of voting securities, expected to be owned of record and beneficially at the time of the Distribution by:

•	each person known to Vector that would own beneficially more than five percent of Spinco common stock;

•	each of the Company’s directors and nominees;

•	each of the Company’s named executive officers shown in the Summary Compensation Table below; and

•	all directors and executive officers as a group.

Unless otherwise indicated, each person possesses sole voting and investment power with respect to the shares indicated as beneficially owned. All information in the table and related footnotes is based solely upon the Company’s review of the most recently available SEC filings as of November 5, 2021 with respect to the ownership of Vector common stock and is presented as if the Distribution has occurred prior to the dates of ownership information used in the table.

Name and Address† of Beneficial Owner	Number of Shares	Percent of Class
BlackRock, Inc.(1) 55 East 52nd Street New York, NY 10055	10,302,394	13.06%
The Vanguard Group, Inc.(2) 100 Vanguard Blvd. Malvern, PA 19355	8,044,039	10.20%
Dr. Phillip Frost(3) 4400 Biscayne Boulevard Miami, FL 33137	7,381,760	9.36%
Capital Research Global Investors(4) 333 South Hope Street, 55th Fl, Los Angeles, CA 90071	5,620,355	7.15%
Renaissance Technologies LLC(5) 800 Third Avenue New York, NY 10022	4,476,672	5.67%
Howard M. Lorber(6)(8)(9)	3,649,362	4.63%
Bennett S. LeBow(7) 667 Madison Avenue New York, NY 10065	1,058,508	1.34%
Richard J. Lampen(8)(9)(10)	607,520	(*)
Ronald J. Kramer(8)	—	(*)
Michael S. Liebowitz(8)	—	(*)
Lynn Mestel(8)	—	(*)
Wilson L. White(8)	1,750	(*)
Mark D. Zeitchick(8)	—	(*)
J. Bryant Kirkland III(9)(11)	339,107	(*)
Marc N. Bell(9)(12)	269,200	(*)

Name and Address† of Beneficial Owner	Number of Shares	Percent of Class
J. David Ballard(9)	21,516	(*)
Daniel A Sachar(9)(13)	3,990	(*)
All directors and executive officers as a group (14 persons)	4,892,445	6.22%

(*)	The percentage of shares beneficially owned does not exceed 1% of the outstanding Common Stock.
(1)	Based on Schedule 13-F filed by BlackRock, Inc. with the Securities and Exchange Commission on August 13, 2021 with respect to shares of Vector common stock.
(2)	Based on Schedule 13-F filed by The Vanguard Group, Inc. (“Vanguard”) with the SEC on August 13, 2021 with respect to shares of Vector common stock.
(3)

Based upon Schedule 13-D/A filed by Dr. Frost with the SEC on December 10, 2019, which reports ownership of 14,746,422 shares of Vector common stock owned by Frost Gamma Investments Trust (“Frost Gamma Trust”), a trust organized under Florida law. Dr. Frost is the sole trustee of Frost Gamma Trust. As the sole trustee, Dr. Frost may be deemed the beneficial owner of all shares owned by Frost Gamma Trust, by virtue of his shared power to vote or direct the vote of such shares or to dispose or direct the disposition of such shares owned by these trusts. Frost Gamma Limited Partnership (“Frost Gamma LP”) is the sole and exclusive beneficiary of Frost Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma LP. The general partner of Frost Gamma LP is Frost Gamma, Inc. Includes 17,098 shares of Vector common stock owned by Dr. Frost’s spouse, as to which shares Dr. Frost disclaims beneficial ownership.

(4)

Based on Schedule 13-F filed by Capital Research Global Investors (“CRGI”) with the SEC on August 16, 2021, which reports ownership of 11,240,710 shares of Vector common stock. CRGI is a division of Capital Research and Management Company (“CRMC”), as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl and Capital International K.K. (together with CRMC, the “investment management entities”). CRGI’s divisions of each of the investment management entities collectively provide investment management services under the name “Capital Research Global Investors.”

(5)	Based on Schedule 13-F filed by Renaissance Technologies LLC and Renaissance Technologies Holding Corporation with the SEC on August 13, 2021 with respect to shares of Vector common stock.
(6)

Includes distributions based on 2,207,410 shares of Vector Common Stock held directly by Mr. Lorber, 2,629,035 shares of Vector Common Stock held by Lorber Alpha II Limited Partnership, a Nevada limited partnership and 19 shares of Vector Common Stock in an Individual Retirement Account. Mr. Lorber’s beneficial ownership also includes distributions from 2,489,045 shares of options to purchase Vector Common Stock.    Mr. Lorber exercises sole voting power and sole dispositive power over the shares of Common Stock held by the partnership and by himself. Lorber Alpha II, LLC, a Delaware limited liability company, is the general partner of Lorber Alpha II Limited Partnership. Mr. Lorber is the managing member of Lorber Alpha II, LLC. Mr. Lorber disclaims beneficial ownership of distributions from 12,502 shares of Vector Common Stock held by Lorber Charitable Fund, which are not included. Lorber Charitable Fund is a New York not-for-profit corporation, of which family members of Mr. Lorber serve as directors and executive officers.

(7)

Includes distributions of 1,757,278 shares of Vector Common Stock held directly by Mr. LeBow, 232,714 shares of Vector Common Stock held by LeBow Gamma Limited Partnership, a Delaware limited partnership, and 127,024 shares of Vector Common Stock held by LeBow Alpha LLLP, a Delaware limited liability limited partnership. There are 189,823 common shares and 1,563,955 common shares held by Mr. LeBow in two separate accounts that are pledged to collateralize two separate margin loans. LeBow 2011 Management Trust is the managing member of LeBow Holdings LLC, a Delaware limited liability company, which is the sole stockholder of LeBow Gamma, Inc., a Nevada corporation, which is the general partner of LeBow Gamma Limited Partnership. Mr. LeBow is trustee of LeBow 2011 Management Trust and a director and officer of LeBow Gamma, Inc. LeBow Alpha LLLP is a Delaware limited liability limited partnership. LeBow Holdings LLC, a Delaware limited liability company, is the general partner of LeBow Alpha LLLP. LeBow 2011 Management Trust is the managing member of LeBow Holdings LLC.

(8)	The named individual is a director of the Company.
(9)	The named individual is an executive officer of the Company.
(10)	Includes distributions from 622,254 shares of options to purchase Vector Common Stock and 3,089 shares held by Mr. Lampen’s spouse, as to which Mr. Lampen disclaims beneficial ownership.
(11)	Includes distributions from 373,349 shares of options to purchase Vector Common Stock.
(12)	Includes distributions from 338,171 shares of options to purchase Vector Common Stock.
(13)	Includes distributions on 756 shares of Vector Common Stock held in Mr. Sachar’s Individual Retirement Account.
†	Unless otherwise indicated, the business address of each listed beneficial owner is c/o Douglas Elliman Inc., 4400 Biscayne Boulevard, Miami, FL 33137

SHARES ELIGIBLE FOR FUTURE SALE

Sales or the availability for sale of substantial amounts of our common stock in the public market could adversely affect the prevailing market price for such stock. Upon completion of the Distribution, we will have outstanding an aggregate of approximately 77,628,949 shares of our common stock based upon the shares of Vector common stock outstanding on September 30, 2021, excluding treasury stock. All of the shares of common stock will be freely tradable without restriction or further registration under the Securities Act unless the shares are owned by our “affiliates” as that term is defined in the rules under the Securities Act. Shares held by “affiliates” may be sold in the public market only if registered or if they qualify for an exemption from registration or in compliance with Rule 144 under the Securities Act which is summarized below. Further, as described below, we plan to file a registration statement to cover the shares issued under our Stock Incentive Plan.

Rule 144

In general, under Rule 144 as currently in effect, an affiliate would be entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of:

•	one percent of the number of shares of our common stock then outstanding; or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain holding period requirements, manner of sale provisions and notice requirements and to the availability of current public information about us.

Employee Stock Awards under Stock Incentive Plan

In connection with the Distribution we anticipate, subject to the approval of our Compensation and Human Capital Committee, that we will issue under our Stock Incentive Plan restricted stock awards with respect to approximately 3.2 million shares of our common stock. In addition, we anticipate making other equity-based awards to our employees in the future. We currently expect to file a registration statement under the Securities Act to register shares to be issued under our Stock Incentive Plan, including the restricted stock that will be granted in connection with the Distribution. Shares covered by such registration statement, other than shares issued to affiliates, generally will be freely tradable without further registration under the Securities Act.

DESCRIPTION OF CAPITAL STOCK

We are currently authorized to issue 1,000 shares of common stock, par value $0.10 per share. Prior to the Distribution we will amend our certificate of incorporation to provide authorization for us to issue 250,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares will be preferred stock, par value $0.01 per share. The amended and restated certificate of incorporation will provide that our common stock and preferred stock will have the rights described below.

Common Stock

All shares of our common stock currently outstanding are fully paid and non-assessable, not subject to redemption and without preemptive or other rights to subscribe for or purchase any proportionate part of any new or additional issues of stock of any class or of securities convertible into stock of any class.

Voting

Holders of common stock are entitled to one vote per share.

The number of authorized shares of common stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of the majority of the common stock. Our amended and restated certificate of incorporation will not provide for cumulative voting.

Conversions

The common stock has no conversion rights.

Dividends

Holders of common stock are entitled to receive dividends equally on a per-share basis if and when such dividends are declared by the Board of Directors from funds legally available therefor.

Transfer Agent

The transfer and distribution agent and registrar for the common stock is American Stock Transfer & Trust Company.

Preferred Stock

Under our amended and restated certificate of incorporation, our Board will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders. Our Board can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Anti-takeover Effects of the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may delay, defer or discourage another party from acquiring control of the Company. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with the Board, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give the Board the power to discourage mergers that some stockholders may favor.

Stockholder Action; Special Meeting of Stockholders.

Our amended and restated certificate of incorporation will provide that special meetings of our stockholders may be called only by a majority of our Board, the chairperson of our Board, or our Chief Executive Officer. In addition, our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent, and instead may only take action at annual or special meetings of our stockholders. As a result, holders of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.

Board of Directors Vacancies.

Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our Board to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our Board is permitted to be set only by a resolution adopted by a majority vote of our entire Board. These provisions would prevent a stockholder from increasing the size of our Board and then gaining control of our Board by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our Board but promotes continuity of management.

Staggered Board.

Our Board will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of Directors.

The Board or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of not less than two-thirds of the voting power of all of the then outstanding shares of voting stock of the Company entitled to vote at an election of directors.

Stockholders Not Entitled to Cumulative Voting.

The amended and restated certificate of incorporation will not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Issuance of Undesignated Preferred Stock.

After the filing of our amended and restated certificate of incorporation, our Board will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our Board. The existence of authorized but unissued shares of preferred stock enables our Board to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.

Supermajority Requirements for Amendments of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.

Our amended and restated certificate of incorporation will further provide that the affirmative vote of holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock will be required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to the classified board, the size of the board, removal of directors, special meetings, actions by written consent, and designation of our preferred stock. The affirmative vote of holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock will be required to amend or repeal our amended and restated bylaws, although our amended and restated bylaws may be amended by a simple majority vote of our board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations.

Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Delaware Anti-takeover Statute.

The Company will be subject to Section 203 of the DGCL, an anti-takeover law. Section 203 is a default provision of the DGCL that prohibits a publicly-traded Delaware corporation from engaging in a business combination, such as a merger, with “interested stockholders” (a person or group owning 15% or more of the corporation’s voting stock) for three years following the date that person becomes an interested stockholder, unless: (i) before such stockholder becomes an “interested stockholder,” the board of directors approves the business combination or the transaction that results in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation at the time of the transaction (excluding stock owned by certain persons); or (iii) at the time or after the stockholder became an interested stockholder, the board of directors and at least two-thirds of the disinterested outstanding voting stock of the corporation approves the transaction. While Section 203 is the default provision under the DGCL, the DGCL allows companies to opt out of Section 203 of the DGCL by including a provision in their certificate of incorporation expressly electing not to be governed by Section 203 of the DGCL.

Exclusive Jurisdiction of Certain Actions

The amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (1) any derivative action or proceeding brought on the Company’s behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of the Company’s directors, officers, employees, or agents to us or the Company’s stockholders; (3) any action asserting a claim against the Company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws; (4) any action to interpret, apply, enforce, or determine the validity of the Company’s amended and restated certificate of incorporation or amended and restated bylaws; or (5) any action asserting a claim governed by the internal affairs doctrine. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of the amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

The amended and restated certificate of incorporation will provide that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law, subject to certain exceptions. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both federal and state courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the amended and restated certificate of incorporation will provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act and the rules and regulations thereunder. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Certain Corporate Opportunities and Conflicts

Our amended and restated certificate of incorporation will recognize that Overlap Persons may serve as directors, officers, employees, and agents of Vector or any subsidiary thereof and will provide that if a director or officer of the Company who is an Overlap Person is presented or offered, or otherwise acquires knowledge of, a potential transaction or matter that may constitute or present a business opportunity for the Company or any of its subsidiaries, in which the Company could have an interest or expectancy (any such transaction or matter, and any such actual or potential business opportunity, a “Potential Business Opportunity”), (i) such Overlap Person will, to the fullest extent permitted by law, have no duty or obligation to refrain from referring such Potential Business Opportunity to Vector and, if such director or officer refers such Potential Business Opportunity to Vector, such Overlap Person shall have no duty or obligation to refer such Potential Business Opportunity to the Company or to give any notice to the Company regarding such Potential Business Opportunity (or any matter related thereto), (ii) if such Overlap Person refers a Potential Business Opportunity to Vector, such Overlap Person, to the fullest extent permitted by law, will not be liable to the Company as a director, officer, stockholder or otherwise, for any failure to refer such Potential Business Opportunity to the Company, or for referring such Potential Business Opportunity to Vector, or for any failure to give any notice to the Company regarding such Potential Business Opportunity or any matter relating thereto, (iii) Vector or any subsidiary thereof may participate, engage or invest in any such Potential Business Opportunity notwithstanding that such Potential Business Opportunity may have been referred to Vector by an Overlap Person, and (iv) if a director or officer who is an Overlap Person refers a Potential Business Opportunity to Vector, then, as between the Company, on the one hand, and Vector or any subsidiary thereof, on the other hand, the Company shall be deemed to have renounced any interest, expectancy or right in or to such Potential Business Opportunity or to receive any income or proceeds derived therefrom solely as a result of such Overlap Person having been presented or offered, or otherwise acquiring knowledge of, such Potential Business Opportunity, unless in each case referred to in clause (i), (ii), (iii) or (iv), such Potential Business Opportunity is considered a “Restricted Potential Business Opportunity” as defined in our amended and restated certificate of incorporation. In our amended and restated certificate of incorporation, the Company has renounced to the fullest extent permitted by law, any interest or expectancy in any Potential Business Opportunity that is not a Restricted Potential Business Opportunity. In the event that the Company’s Board of Directors declines to pursue a Restricted Potential Business Opportunity, Overlap Persons are free to refer such Restricted Potential Business Opportunity to Vector.

Our amended and restated certificate of incorporation will provide that no contract, agreement, arrangement or transaction (or any amendment, modification or termination thereof) entered into between the Company and/or any of its subsidiaries, on the one hand, and Vector and/or any of its subsidiaries, on the other hand, before the Company ceased to be an indirect, wholly owned subsidiary of Vector shall be void or voidable or be considered unfair to the Company or any of its subsidiaries solely because Vector and/or any of its subsidiaries is a party thereto, or because any directors, officers or employees of Vector and/or any of its subsidiaries were present at or participated in any meeting of the Board of Directors, or a committee thereof, of the Company that authorized the contract, agreement, arrangement or transaction (or any amendment, modification or termination thereof), or because his, her or their votes were counted for such purpose. The Company may from time to time enter into and perform, and cause or permit any of its subsidiaries to enter into and perform, one or more contracts, agreements, arrangements or transactions (or amendments, modifications or supplements thereto) with Vector and/or any of its subsidiaries. To the fullest extent permitted by law, no such contract, agreement, arrangement or transaction (nor any such amendments, modifications or supplements), nor the performance thereof by the Company or Vector, shall be considered contrary to any fiduciary duty owed to the Company (or to any stockholder of the Company) by any director or officer of the Company who is an Overlap Person. To the fullest extent permitted by law, no director or officer of the Company who is an Overlap Person thereof shall have or be under any fiduciary duty to the Company (or to any stockholder of the Company) to refrain from acting on behalf of the Company or Vector in respect of any such contract, agreement, arrangement or transaction or performing any such contract, agreement, arrangement or transaction in accordance with its terms, and each such director or officer of the Company who is an Overlap Person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and shall be deemed not to have breached his or her duties of loyalty to the Company (or to any stockholders of the Company) and not to have derived an improper personal benefit therefrom.

No alteration, amendment or repeal of, or adoption of any provision inconsistent with the provisions described above will have any effect upon: (a) any agreement between the Company or a subsidiary thereof and Vector or a subsidiary thereof, that was entered into before the time of such alteration, amendment or repeal or adoption of any such inconsistent provision (the “Amendment Time”), or any transaction entered into in connection with the performance of any such agreement, whether such transaction is entered into before or after the Amendment Time; (b) any transaction entered into between the Company or a subsidiary thereof and Vector or a subsidiary thereof, before the Amendment Time; (c) allocation of any business opportunity between the Company or any subsidiary thereof and Vector or any subsidiary thereof before the Amendment Time; or (d) any duty or obligation owed by any director or officer of the Company or any subsidiary thereof (or the absence of any such duty or obligation) with respect to any Potential Business Opportunity which such director or officer was offered, or of which such director or officer otherwise became aware, before the Amendment Time (regardless of whether any proceeding relating to any of the above is commenced before or after the Amendment Time).

Limitation on Personal Liability

We have provided, consistent with the DGCL, in our amended and restated certificate of incorporation that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	payments of unlawful dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Neither the amendment nor repeal of such provision will adversely affect any right or protection of a person that exists at the time of such amendment or repeal.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the DGCL provides that a corporation may indemnify any current or former director, officer or employee or other individual against expenses, judgments, fines and amounts paid in settlement in connection with civil, criminal, administrative or investigative actions or proceedings, other than a derivative action by or in the right of the corporation, if the director, officer, employee or other individual acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by Section 145 of the DGCL, as the same may be amended and supplemented, or by any successor thereto, the Company will indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section. Such right to indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. The right to indemnification provided under the certificate of incorporation is not exclusive of any other rights to which a person seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The amended and restated certificate of incorporation also will provide that no amendment, modification or repeal of the indemnification provision shall adversely affect any right or protection of a person that exists at the time of such amendment, modification or repeal.

Prior to the Distribution, we expect to enter into indemnification agreements with each of our directors and executive officers. The indemnification agreements will provide that we will, to the fullest extent permitted by Delaware law, and subject to the terms and conditions of each indemnification agreement, indemnify each director and executive officer against certain types of liabilities and pay or reimburse certain expenses if the director or executive officer is involved in any manner (including as a party or witness) in certain types of proceedings by reason of the fact of such person’s service as a director, officer, partner, trustee, fiduciary, manager or employee of the Company or of any other corporation, limited liability company, public limited company, partnership, joint venture, trust, employee benefit plan, fund or other enterprise (a) that is affiliated with the Company or (b) at the written request of the Board, a Board committee, the Executive Chairman or the Chief Executive Officer of the Company.

The Distribution Agreement between us and Vector provides for indemnification by us of Vector and its directors, officers and employees and by Vector of us and our directors, officers and employees for some liabilities, including liabilities under the Securities Act and the Exchange Act. The amount of these indemnity obligations is unlimited.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement, of which this information statement forms a part, under the Exchange Act and the rules and regulations promulgated under the Exchange Act with respect to the shares of our common stock being distributed to Vector stockholders in the Distribution. This information statement does not contain all of the information set forth in the registration statement and its exhibits and schedules, to which reference is made hereby. Statements in this information statement as to the contents of any contract, agreement or other document are qualified in all respects by reference to such contract, agreement or document. If we have filed any of those contracts, agreements or other documents as an exhibit to the registration statement, you should read the full text of such contract, agreement or document for a more complete understanding of the document or matter involved. For further information with respect to us and our common stock, we refer you to the registration statement, of which this information statement forms a part, including the exhibits and the schedules filed as a part of it.

We intend to furnish the holders of our common stock with annual reports and proxy statements containing financial statements audited by an independent public accounting firm and file with the SEC quarterly reports for the first three quarters of each fiscal year containing interim unaudited financial information. We also intend to furnish other reports as we may determine or as required by law.

The registration statement, of which this information statement forms a part, and its exhibits and schedules, and other documents which we file with the SEC are available to the public at the SEC’s website at http://www.sec.gov. You can also obtain reports, proxy statements and other information about us at the NYSE’s website at http://www.nyse.com.

Information that we file with the SEC after the date of this information statement may supersede the information in this information statement. You may read these reports, proxy statements and other information and obtain copies of such documents and information as described above.

No person is authorized to give any information or to make any representations other than those contained in this information statement, and, if given or made, such information or representations must not be relied upon as having been authorized. Neither the delivery of this information statement nor any distribution of securities made hereunder shall imply that there has been no change in the information set forth or in our affairs since the date hereof.

DOUGLAS ELLIMAN INC.

CONDENSED COMBINED CONSOLIDATED BALANCE SHEETS

(Dollars in Thousands)

Unaudited

	September 30, 2021	December 31, 2020
ASSETS:
Current assets:
Cash and cash equivalents	$158,804	$94,421
Receivables	26,531	24,377
Agent receivables, net	11,127	7,346
Restricted cash and cash equivalents	12,548	10,374
Other current assets	9,512	11,847

Total current assets	218,522	148,365
Property, plant and equipment, net	40,132	42,703
Operating lease right-of-use assets	124,797	133,103
Long-term investments at fair value	3,566	237
Contract assets, net	28,688	24,002
Goodwill	32,571	31,756
Other intangible assets, net	74,619	68,310
Equity-method investments	2,790	1,412
Other assets	8,755	4,094

Total assets	$534,440	$453,982

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Current liabilities:
Current portion of notes payable and other obligations	$12,526	$12,500
Current operating lease liabilities	22,503	23,753
Income taxes payable, net	1,143	17
Accounts payable	8,228	6,337
Commissions payable	25,648	25,615
Accrued salaries and benefits	23,293	12,038
Contract liabilities	5,843	7,633
Other current liabilities	20,200	11,756

Total current liabilities	119,384	99,649
Notes payable and other obligations less current portion	3,309	12,920
Deferred income taxes, net	143	143
Non-current operating lease liabilities	131,923	143,296
Contract liabilities	38,734	32,104
Other liabilities	4,250	2,280

Total liabilities	297,743	290,392

Commitments and contingencies (Note 8)
Net Investment:
Parent’s net investment	234,817	163,590
Non-controlling interest	1,880	—

Total net investment	236,697	163,590

Total liabilities and net investment	$534,440	$453,982

The accompanying notes are an integral part of the condensed combined consolidated financial statements.

DOUGLAS ELLIMAN INC.

CONDENSED COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in Thousands)

Unaudited

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenues:
Commissions and other brokerage income	$338,915	$198,500	$974,048	$477,720
Property management	9,120	8,584	28,289	26,195
Other ancillary services	6,126	912	16,575	2,611

Total revenues	354,161	207,996	1,018,912	506,526
Expenses:
Real estate agent commissions	257,098	149,010	737,767	351,325
Sales and marketing	20,237	10,522	59,331	40,649
Operations and support	22,448	10,277	56,697	35,809
General and administrative	22,287	20,280	64,481	62,275
Technology	4,388	3,707	11,302	11,137
Depreciation and amortization	2,189	2,093	6,409	6,405
Impairments of goodwill and other intangible assets	—	—	—	58,252
Restructuring	—	320	—	3,281

Operating income (loss)	25,514	11,787	82,925	(62,607)
Other income:
Interest (expense) income, net	(7)	49	65	148
Equity in (losses) earnings from equity-method investments	(193)	14	(118)	(196)
Change in fair value of contingent liability	271	251	(3,252)	2,082
Investment income (loss)	175	(207)	566	—

Income (loss) before provision for income taxes	25,760	11,894	80,186	(60,573)
Income tax expense (benefit)	667	(142)	1,656	(168)

Net income (loss)	25,093	12,036	78,530	(60,405)

Net loss attributed to non-controlling interest	120	—	120	—

Net income (loss) attributed to Douglas Elliman Inc.	$25,213	$12,036	$78,650	$(60,405)

The accompanying notes are an integral part of the condensed combined consolidated financial statements.

DOUGLAS ELLIMAN INC.

CONDENSED COMBINED CONSOLIDATED STATEMENTS OF PARENT’S NET INVESTMENT

(Dollars in Thousands)

Unaudited

	Parent’s Net Investment	Non-controlling Interest	Total Equity
Balance as of July 1, 2021	$222,176	$—	$222,176
Net income (loss)	25,213	(120)	25,093
Acquisition of subsidiary	—	500	500
Net transfers from Non-controlling interest	—	1,500	1,500
Net transfers to Parent	(12,572)	—	(12,572)

Balance as of September 30, 2021	$234,817	$1,880	$236,697

	Parent’s Net Investment	Non-controlling Interest	Total Equity
Balance as of July 1, 2020	$135,216	$—	$135,216
Net income	12,036	—	12,036
Net transfers from Parent	1,286	—	1,286

Balance as of September 30, 2020	$148,538	$—	$148,538

	Parent’s Net Investment	Non-controlling Interest	Total Equity
Balance as of January 1, 2021	$163,590	$—	$163,590
Net income (loss)	78,650	(120)	78,530
Acquisition of subsidiary	—	500	500
Net transfers from Non-controlling interest	—	1,500	1,500
Net transfers to Parent	(7,423)	—	(7,423)

Balance as of September 30, 2021	$234,817	$1,880	$236,697

	Parent’s Net Investment	Non-controlling Interest	Total Equity
Balance as of January 1, 2020	$204,283	$—	$204,283
Net loss	(60,405)	—	(60,405)
Net transfers from Parent	4,660	—	4,660

Balance as of September 30, 2020	$148,538	$—	$148,538

The accompanying notes are an integral part of the condensed combined consolidated financial statements.

DOUGLAS ELLIMAN INC.

CONDENSED COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in Thousands)

Unaudited

	Nine Months Ended
	September 30, 2021	September 30, 2020
Net cash provided by operating activities	$93,436	$10,962
Cash flows from investing activities:
Purchase of long-term investments	(3,200)	—
Distributions from equity-method investments	30	—
Purchase of equity securities	(190)	—
Capital expenditures	(2,693)	(5,073)
Purchase of subsidiaries	(500)	—

Net cash used in investing activities	(6,553)	(5,073)

Cash flows from financing activities:
Repayments of debt	(354)	(63)
Contributions from parent	3,581	—
Distributions to parent	(25,520)	—
Earn out payments	(102)	(80)
Contributions from non-controlling interest	1,500	—

Net cash used in financing activities	(20,895)	(143)

Net increase in cash, cash equivalents and restricted cash	65,988	5,746
Cash, cash equivalents and restricted cash, beginning of period	106,702	79,068

Cash, cash equivalents and restricted cash, end of period	$172,690	$84,814

The accompanying notes are an integral part of the condensed combined consolidated financial statements.

DOUGLAS ELLIMAN INC.

NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in Thousands)

Unaudited

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization of “Carve-out” Financial Statements:

These condensed combined consolidated financial statements are that of the real estate services and property technology business of Vector Group Ltd. (“Vector,” and collectively, with its consolidated subsidiaries, “Parent”) and comprised of the operations of DER Holdings LLC and New Valley Ventures LLC (“New Valley Ventures”), directly and indirectly wholly-owned subsidiaries of Vector. DER Holdings LLC owns Douglas Elliman Realty, LLC and Douglas Elliman of California, Inc. New Valley Ventures consists of minority investments in innovative and cutting edge Property Technology companies (“PropTech”).

Vector plans to spin off a newly formed entity, Douglas Elliman Inc. (“Douglas Elliman” or the “Company”) to its stockholders through a pro rata distribution of the Company’s stock to existing Vector stockholders. Douglas Elliman will own the real estate services and property technology business of Vector.

Douglas Elliman is amongst the largest residential brokerage companies in the New York metropolitan area and the sixth largest in the U.S., conducting real estate brokerage operations through 12 subsidiaries. The 12 brokerage companies have approximately 100 offices with approximately 6,600 real estate agents in the New York metropolitan area as well as in Florida, California, Connecticut, Massachusetts, Colorado, New Jersey, and Texas. In August 2021, Douglas Elliman increased its ownership in Real Estate Associates of Houston LLC (d/b/a Douglas Elliman Real Estate Texas, which we refer to as “Douglas Elliman Texas”) from 1% to 50%.

Douglas Elliman’s combined results of operations, financial position and cash flows may not be indicative of its future performance and do not necessarily reflect what its combined results of operations, financial position and cash flows would have been had Douglas Elliman operated as a separate, stand-alone entity during the periods presented, including changes in its operations and capitalization as a result of the separation and distribution from Vector.

The distribution is subject to the satisfaction or waiver of certain conditions, including, among other things: final approval of the distribution by the Vector board of directors; the Registration Statement on Form 10, of which these financial statements form a part, being declared effective by the Securities and Exchange Commission (“SEC”); Douglas Elliman’s common stock being approved for listing on a national securities exchange; the receipt of opinions with respect to certain tax matters related to the distribution from Vector’s spin-off tax advisors; the receipt of solvency and surplus opinions from a nationally recognized valuation firm; the receipt of all material governmental approvals; no order, injunction or decree issued by any governmental entity preventing the consummation of all or any portion of the distribution being in effect; and the completion of the financing transactions described in these financial statements.

(b) Basis of Presentation:

The accompanying condensed combined consolidated financial statements include the accounts and transactions of Douglas Elliman, as well as the entities in which Douglas Elliman directly or indirectly has a controlling financial interest. The accompanying condensed combined consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Douglas Elliman’s condensed combined consolidated financial statements include certain indirect general and administrative costs allocated to it by Parent for certain functions and services including, but not limited to,

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NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in Thousands)

Unaudited

executive office, finance and other administrative support. These expenses have been allocated to Douglas Elliman on the basis of direct usage, when identifiable, or a management fee of $500, which was charged from January 1, 2018 to March 31, 2020. The management fee was suspended in connection with the impact of the COVID-19 pandemic.

In presenting the condensed combined consolidated financial statements, management makes estimates and assumptions that affect the amounts reported and related disclosures. Estimates, by their nature, are based on judgment and available information. Accordingly, actual results could differ from those estimates.

In the opinion of the Company, the accompanying unaudited condensed combined consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of its financial position and its results of operations, changes in parent’s net investment, and cash flows. The condensed combined consolidated balance sheet as of September 30, 2021 is unaudited. The condensed combined consolidated balance sheet as of December 31, 2020 was derived from audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements. The accompanying unaudited condensed combined consolidated financial statements and related financial information should be read in conjunction with the audited combined consolidated financial statements and the related notes thereto for the fiscal year ended December 31, 2020.

(c) Principles of Consolidation:

The condensed combined consolidated financial statements presented herein have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Vector. The condensed combined consolidated financial statements include Douglas Elliman’s and New Valley Ventures’s assets, liabilities, revenues, expenses and cash flows and all entities in which Douglas Elliman has a controlling financial interest. All intercompany balances and transactions have been eliminated in the condensed combined consolidated financial statements.

When evaluating an entity for consolidation, Douglas Elliman first determines whether an entity is within the scope of the guidance for consolidation of variable interest entities (“VIE”) and if it is deemed to be a VIE. If the entity is considered to be a VIE, Douglas Elliman determines whether it would be considered the entity’s primary beneficiary. Douglas Elliman consolidates those VIEs for which it has determined that it is the primary beneficiary. Douglas Elliman will consolidate an entity not deemed a VIE upon a determination that it has a controlling financial interest. For entities where Douglas Elliman does not have a controlling financial interest, the investments in such entities are classified as available-for-sale securities or accounted for using the equity or cost method, as appropriate.

(d) Parent’s Net Investment:

The Parent’s net investment in the condensed combined consolidated balance sheets represents Vector’s historical net investment in Douglas Elliman resulting from various transactions with and allocations from the Parent. Balances due to and due from the Parent and accumulated earnings attributable to Douglas Elliman operations have been presented as components of Parent investment.

(e) Segments:

Operating segments are defined as components of an entity for which discrete financial information is available that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to

DOUGLAS ELLIMAN INC.

NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in Thousands)

Unaudited

allocate resources and in assessing performance. The Company’s Chief Executive Officer is the Company’s CODM. The CODM reviews financial information on a consolidated basis for purposes of making operating decisions, allocating resources and evaluating financial performance. As such, the Company has one operating and reportable segment. All of the Company’s long-lived assets are located in the United States and all revenue is attributed to transactions based in the United States.

(f) Estimates and Assumptions:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Significant estimates subject to material changes in the near term include impairment charges and valuation of intangible assets. Actual results could differ from those estimates.

(g) Cash and Cash Equivalents:

Cash includes cash on hand, cash on deposit in banks, and money market accounts. Cash equivalents is comprised of short-term investments which have an original maturity of 90 days or less. Interest on short-term investments is recognized when earned. The Company places its cash and cash equivalents with large commercial banks. The Federal Deposit Insurance Corporation and Securities Investor Protection Corporation insure these balances, up to $250 and $500, respectively. Substantially all of the Company’s cash balances at September 30, 2021 are uninsured.

(h) Reconciliation of Cash, Cash Equivalents and Restricted Cash:

Restricted cash amounts included in current assets and other assets represent cash and cash equivalents required to be deposited into escrow for amounts required for letters of credit related to office leases, and certain deposit requirements for banking arrangements. The restrictions related to the letters of credit will remain in place for the duration of the respective lease. The restrictions related to the banking arrangements will remain in place for the duration of the arrangement.

The components of “Cash, cash equivalents and restricted cash” in the condensed combined consolidated statements of cash flows were as follows:

	September 30, 2021	December 31, 2020
Cash and cash equivalents	$158,804	$94,421
Restricted cash and cash equivalents	11,979	10,374
Restricted cash and cash equivalents included in other assets	1,907	1,907

Total cash, cash equivalents, and restricted cash shown in the condensed combined consolidated statements of cash flows	$172,690	$106,702

(i) Investment Securities:

The Company classifies investments in debt securities as trading. Investments classified as trading are carried at fair value, with changes in fair value recognized in net income. Gains and losses are recognized when

DOUGLAS ELLIMAN INC.

NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in Thousands)

Unaudited

realized in the Company’s condensed combined consolidated statements of operations. The cost of securities sold is determined based on average cost.

(j) Significant Concentrations of Credit Risk:

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. The Company places its temporary cash in money market securities (investment grade or better) with, what management believes, high credit quality financial institutions.

(k) Receivables:

Receivables consist of commissions earned on sales transactions which closed prior to the Company’s year-end but for which the related commissions have not yet been received. The Company provides an allowance for potential losses on uncollectible receivables based principally on the specific identification method. There are no allowances for bad debt for commission receivables as of September 30, 2021 and December 31, 2020. Uncollectible accounts are written off when the likelihood of collection is remote and when collection efforts have been abandoned.

(l) Property, Plant and Equipment:

Property, plant and equipment are stated at cost. Property, plant and equipment are depreciated using the straight-line method over the estimated useful lives of the respective assets, which are 3 to 10 years for machinery and equipment.

The cost and related accumulated depreciation of property, plant and equipment are removed from the accounts upon retirement or other disposition and any resulting gain or loss is reflected in operations.

The cost of leasehold improvements is amortized over the lesser of the related leases or the estimated useful lives of the improvements. Costs of major additions and betterments are capitalized, while expenditures for routine maintenance and repairs are charged to expense as incurred.

(m) Investments accounted for under the equity-method of accounting:

In accounting for its equity-method investments, the Company identified its participation in Variable Interest Entities (“VIE”), which are defined as (a) entities in which the equity investment at risk is not sufficient to finance its activities without additional subordinated financial support; (b) as a group, the equity investors at risk lack 1) the power to direct the activities of a legal entity that most significantly impact the entity’s economic performance, 2) the obligation to absorb the expected losses of the entity, or 3) the right to receive the expected residual returns of the entity; or (c) as a group, the equity investors have voting rights that are not proportionate to their economic interests and the entity’s activities involve or are conducted on behalf of an investor with a disproportionately small voting interest.

The Company’s interest in VIEs is primarily in the form of equity ownership. The Company examines specific criteria and uses judgment when determining if the Company is the primary beneficiary of a VIE. Factors considered include risk and reward sharing, experience and financial condition of other partner(s), voting

DOUGLAS ELLIMAN INC.

NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in Thousands)

Unaudited

rights, involvement in day-to-day capital and operating decisions, representation on a VIE’s executive committee, existence of unilateral kick-out rights exclusive of protective rights or voting rights and level of economic disproportionality between the Company and its other partner(s).

Accounting guidance requires the consolidation of VIEs in which the Company is the primary beneficiary. The guidance requires consolidation of VIEs that an enterprise has a controlling financial interest. A controlling financial interest will have both of the following characteristics: (a) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The Company’s maximum exposure to loss in its investments in unconsolidated VIEs is limited to its investment in the VIE, any unfunded capital commitments to the VIE, and, in some cases, guarantees in connection with debt on the specific project.

On a quarterly basis, the Company evaluates its equity-method investments to determine if there are indicators of impairment. If so, the Company further investigates to determine if an impairment has occurred and whether such impairment is considered temporary or other than temporary. The Company believes that the assessment of temporary or other-than-temporary impairment is facts-and-circumstances driven.

(n) Goodwill and Other Intangible Assets:

Goodwill and intangible assets with indefinite lives are not amortized, but instead are tested for impairment on an annual basis, or whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. The Company follows ASC 350, Intangibles – Goodwill and Other, and subsequent updates including ASU 2011-08, Testing Goodwill for Impairment and ASU 2017-14, Simplifying the Test for Goodwill Impairment. The amendments permit entities to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company concludes that it is more likely than not that a reporting unit’s fair value is less than its carrying value or chooses to bypass the optional qualitative assessment, the Company would then assess recoverability by comparing the fair value of the reporting unit to its carrying amount; otherwise, no further impairment test would be required. The fair value of the intangible asset associated with the Douglas Elliman trademark is determined using a “relief from royalty payments” method. This approach involves two steps: (i) estimating reasonable royalty rates for its trademark associated with the Douglas Elliman trademark and (ii) applying these royalty rates to a net sales stream and discounting the resulting cash flows to determine fair value. This fair value is then compared with the carrying value of the trademark. As discussed in Note 9 to the Company’s condensed combined consolidated financial statements, during the first quarter of 2020, the Company performed quantitative assessments of its goodwill and its trademark intangible asset in conjunction with its quarterly review for indicators of impairment. The quantitative assessments resulted in impairment charges to goodwill of $46,252 and to the trademark intangible asset of $12,000. The Company determined that there have not been any triggering events since the first quarter of 2020.

Goodwill from acquisitions represents the excess of the purchase price over the fair value of the underlying acquired net tangible and intangible assets. Factors that contribute to the recognition of goodwill in the Company’s acquisitions include (i) expected growth rates and profitability of the acquired companies, (ii) securing buyer-specific synergies that increase revenue and profits and are not otherwise available to market

DOUGLAS ELLIMAN INC.

NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in Thousands)

Unaudited

participants, (iii) significant cost savings opportunities, (iv) experienced workforce and (v) the Company’s strategies for growth in sales, income and cash flows.

Intangible assets with finite lives are amortized over their respective estimated useful lives. Identifiable intangible assets that are subject to amortization are evaluated for impairment using a process similar to that used to evaluate long-lived assets described below.

(o) Impairment of Long-Lived Assets:

The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company performs a test for recoverability, comparing projected undiscounted cash flows to the carrying value of the asset group to determine if impairment exists. If impairment is determined to exist, any related impairment loss is calculated based on fair value of the asset on the basis of discounted cash flow. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

Additionally, the Company performs impairment reviews on its long-term investments that are classified as equity securities without readily determinable fair values that do not qualify for the net asset value (“NAV”) practical expedient. On a quarterly basis, the Company evaluates the investments to determine if there are indicators of impairment. If so, a determination is made of whether there is an impairment and if it is considered temporary or other than temporary. The assessment of temporary or other-than-temporary impairment is facts-and-circumstances driven. The impairment indicators that are taken into consideration as part of the analysis include (a) a significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee, (b) a significant adverse change in the regulatory, economic, or technological environment of the investee, (c) a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates, and (d) factors that raise significant concerns about the investee’s ability to continue as a going concern, such as negative cash flows from operations, working capital deficiencies, or noncompliance with statutory capital requirements.

(p) Leases:

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and lease liabilities on the Company’s condensed combined consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the duration of the lease term. Lease liabilities represent the Company’s obligation to make lease payments as determined by the lease agreement. Lease liabilities are recorded at commencement for the net present value of future lease payments over the lease term. The discount rate used is generally the Company’s estimated incremental borrowing rate unless the lessor’s implicit rate is readily determinable. Discount rates are calculated periodically to estimate the rate the Company would pay to borrow the funds necessary to obtain an asset of similar value, over a similar term, with a similar security. ROU assets are recorded and recognized at commencement for the lease liability amount, initial direct costs incurred and is reduced for lease incentives received. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Operating lease expense is recognized on a straight-line basis over the lease term.

The Company has lease agreements with lease and non-lease components; the Company has elected the accounting policy to combine lease and non-lease components for all underlying asset classes.

DOUGLAS ELLIMAN INC.

NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in Thousands)

Unaudited

(q) Income Taxes:

The Company’s principal subsidiaries, Douglas Elliman Realty, LLC and New Valley Ventures LLC, are limited liability companies. The members of a limited liability company are taxed on their proportionate share of the Company’s taxable income. Accordingly, no provision or liability for Federal income taxes is included in the financial statements, except for Douglas Elliman of California, Inc. which is taxed as a corporation and has net operating loss carryforwards, which have been fully reserved for with a valuation allowance. The Company is, however, subject to New York City Unincorporated Business Tax (“UBT”) and accordingly has recorded a provision for UBT in its condensed combined consolidated financial statements.

The Company adopted the provisions related to uncertain tax positions and recognizes tax liabilities when, despite the Company’s belief that its tax return positions are supportable, the Company believes that certain positions may not be fully sustained upon review by tax authorities. Benefits from tax positions are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences impact income tax expense in the period in which such determination is made. Interest and penalties, if any, related to accrued liabilities for potential tax assessments are included in income tax expense. Adoption of this guidance did not have an impact on the Company’s condensed combined consolidated financial statements.

(r) Contingencies:

The Company and its subsidiaries record provisions in its condensed combined consolidated financial statements for pending litigation when they determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated.

(s) Revenue:

Commissions and other brokerage income: Real estate commissions earned by the Company’s real estate brokerage businesses are recognized as revenue when the real estate sale is completed or lease agreement is executed, which is the point in time that the performance obligation is satisfied. Any commission and other payments received in advance are deferred until the satisfaction of the performance obligation. Corresponding agent commission expenses, including any advance commission or other direct expense payments, are deferred and recognized as agent commission expenses concurrently with related revenues. The accounting for these commissions and other brokerage income under Topic 606 are largely consistent with the previous accounting for these transactions under Topic 605, except for customer arrangements in the development marketing business and extended payments terms that exist in some commercial leasing contracts.

Real estate commissions includes commissions of approximately $7,493 and $8,829 for the nine months ended September 30, 2021 and 2020, respectively, from projects where the Company has been engaged by the developers as the sole broker or the co-broker for several of the real estate development projects that Vector owns an interest in through its real estate venture investments.

Property management: Property management revenue arrangements consist of providing operational and administrative services to manage a subject property. Fees for these services are typically billed and collected monthly. Property management service fees are recognized as revenue over time using the output method as the performance obligations under the customer arrangement are satisfied each month.

DOUGLAS ELLIMAN INC.

NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in Thousands)

Unaudited

Ancillary services: Ancillary services revenue earned by the Company related primarily to title and escrow services. They are recognized as revenue when the real estate sale is completed, which is the point in time that the performance obligation is satisfied.

See Note 2 — Revenue Recognition for additional information.

(t) Real estate agent commissions:

Real estate agent commissions consists of commissions paid to the Company’s agents, who are independent contractors, upon the closing of a real estate transaction and fees paid to external brokerages for client referrals, which are recognized and paid upon the closing of a real estate transaction.

(u) Sales and marketing expenses:

Sales and marketing expenses consists primarily of marketing and advertising expenses, compensation and other personnel-related costs for employees supporting sales, marketing, expansion and related functions, occupancy-related costs and agent acquisition incentives. Advertising expense primarily includes the cost of marketing activities such as print advertising, online advertising and promotional items, which are expensed as incurred. Compensation and other personnel-related costs include salaries, benefits, bonuses and stock-based compensation expense.

Real estate advertising costs, which are expensed as incurred and included within sales and marketing expenses, were $7,656, $3,944, $20,506 and $12,317 for the three and nine months ended September 30, 2021 and 2020, respectively.

(v) Operations and support expenses:

Operations and support expenses consists primarily of compensation and other personnel-related costs for employees supporting agents, third-party consulting and professional services costs (not included in general and administrative or technology), fair value adjustments to contingent consideration for the Company’s acquisitions and other related expenses.

(w) Technology expenses:

Technology expenses consists primarily of compensation and other personnel-related costs for employees in the product, engineering and technology functions, website hosting expenses, software licenses and equipment, third-party consulting costs, data licenses of PropTech and other related expenses associated with the implementation of our technology initiatives.

(x) General and administrative expenses:

General and administrative expenses consists primarily of compensation and other personnel-related costs for executive management and administrative employees, including finance and accounting, legal, human resources and communications, the occupancy costs for its headquarters and other offices supporting its administrative functions, transition services paid to its parent, Vector, for the use of office space and employees, professional services fees for legal and finance, insurance expenses and talent acquisition expenses.

DOUGLAS ELLIMAN INC.

NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in Thousands)

Unaudited

(y) Restructuring:

In response to the current novel coronavirus pandemic (“COVID-19”), the Company has completed a restructuring by realigning its administrative support function and office locations as well as adjusting its business model to more efficiently serve its clients. This included a reduction of staff by approximately 25% at Douglas Elliman. For the three and nine months ended September 30, 2021, there were no restructuring charges. As of December 31, 2020, there was no accrual for restructuring charges.

The following table summarizes amounts expensed for the three and nine months ended September 30, 2020:

	Three Months Ended September 30, 2020	Nine Months Ended September 30, 2020
Cash Charges:
Employee severance and benefits	$186	$1,785
Other restructuring expenses	64	282

	250	2,067
Non-Cash:
Loss on fixed assets associated with consolidation of sales offices	70	1,214

Total restructuring	$320	$3,281

All amounts expensed for the nine months ended September 30, 2020 are included as restructuring in the Company’s condensed combined consolidated statements of operations.

Employee severance and benefits expensed for the nine months ended September 30, 2020 relate entirely to the reduction in staff.

The following table presents the activity under the restructuring plan for the nine months ended September 30, 2020:

	Employee Severance and Benefits	Other	Non-Cash Loss on Fixed Assets	Total
Accrual balance as of January 1, 2020	$—	$—	$—	$—
Restructuring	1,785	282	1,214	3,281
Utilized	(1,735)	(282)	(1,214)	(3,231)

Accrual balance as of September 30, 2020	$50	$—	$—	$50

(z) Acquisitions:

On August 6, 2021, the Company acquired an additional 49% ownership in Douglas Elliman Texas, a licensed real estate service provider in Houston, Texas, for a purchase price of $500. The purchase price allocation for this acquisition resulted in the recognition of $6,527 of intangible assets related to a non-compete

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(Dollars in Thousands)

Unaudited

agreement, $5,047 of assets, $11,389 of liabilities and $815 of goodwill. The goodwill is not expected to be deductible for income tax purposes. The non-compete agreement is expected to be amortized over ten years. The Company controls the board of Douglas Elliman Texas and consolidates its ownership interest under the voting interest model in accordance with ASC 810, resulting in a non-controlling interest for the remaining 50% of Douglas Elliman Texas not owned by the Company on its condensed combined consolidated financial statements.

The assets, liabilities and results of operations of Douglas Elliman Texas were not material to the Company’s condensed combined consolidated financial position, results of operations, or cash flows and therefore pro forma financial information for the acquisition was not presented.

(aa) Supplemental Cash Flow Information:

	Nine Months Ended
	September 30, 2021	September 30, 2020
Non-cash investing and financing activities:
Non-cash contributions of assets by Parent	$4,852	$—
Non-cash assumption of liabilities by Parent	9,664	4,660

(ab) Subsequent Events:

On November 8, 2021, Vector announced its intention to spin off its real estate services and PropTech investment business (the “Proposed Spin-off”) through a pro rata distribution of all of the outstanding shares of common stock of the Company (“Spinco”) to holders of the Vector’s common stock (including common stock underlying outstanding stock option awards and restricted stock awards). The Proposed Spin-off is intended to be a tax-free transaction for U.S. federal income tax purposes for Vector and its stockholders with respect to Spinco stock that is distributed with respect to the stock of Vector and is expected to be completed by the end of calendar year 2021, subject to the satisfaction of customary conditions, including final approval by Vector’s board of directors and the effectiveness of this registration statement on Form 10 filed with the SEC.

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to November 10, 2021, the date the condensed combined consolidated financial statements were available to be issued, and determined that, other than as disclosed above, there have been no events that have occurred that would require adjustments to the disclosures in the condensed combined consolidated financial statements.

(ac) New Accounting Pronouncements:

Accounting Standards Updates (“ASU”) adopted in 2021:

In December 2019, the Financial Accounting Standards Board (the “FASB”) issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes (“ASU 2019-12”). This update simplifies various aspects related to accounting for income taxes, removes certain exceptions to the general principles in Accounting Standards Codification (“ASC”) 740, and clarifies and amends existing guidance to improve consistent application. ASU No. 2019-12 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2020. Adoption of this update did not have a material impact on the Company’s condensed consolidated financial statements.

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In January 2020, the FASB issued ASU No. 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”). The new standard clarifies the interaction of accounting for the transition into and out of the equity method. The new standard also clarifies the accounting for measuring certain purchased options and forward contracts to acquire investments. The ASU is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Adoption of this update did not have a material impact on the Company’s condensed consolidated financial statements.

2.	REVENUE RECOGNITION

Disaggregation of Revenue

In the following table, revenue is disaggregated by major services line and primary geographical market:

	Three Months Ended September 30, 2021
	New York City	Northeast	Southeast	West	Total
Revenues:
Commission and other brokerage income — existing home sales	$117,488	$63,715	$75,904	$61,487	$318,594
Commission and other brokerage income — development marketing	14,263	—	5,835	223	20,321
Property management revenue	8,979	141	—	—	9,120
Title and escrow fees	1,060	508	—	4,558	6,126

Total revenue	$141,790	$64,364	$81,739	$66,268	$354,161

	Three Months Ended September 30, 2020
	New York City	Northeast	Southeast	West	Total
Revenues:
Commission and other brokerage income — existing home sales	$43,039	$58,909	$43,883	$42,000	$187,831
Commission and other brokerage income — development marketing	4,571	—	5,564	534	10,669
Property management revenue	8,334	250	—	—	8,584
Title fees	358	554	—	—	912

Total revenue	$56,302	$59,713	$49,447	$42,534	$207,996

	Nine Months Ended September 30, 2021
	New York City	Northeast	Southeast	West	Total
Revenues:
Commission and other brokerage income — existing home sales	$293,475	$186,384	$273,423	$154,083	$907,365
Commission and other brokerage income — development marketing	38,626	—	27,220	837	66,683
Property management revenue	27,836	453	—	—	28,289
Title fees	2,939	1,317	—	12,319	16,575

Total revenue	$362,876	$188,154	$300,643	$167,239	$1,018,912

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Unaudited

	Nine Months Ended September 30, 2020
	New York City	Northeast	Southeast	West	Total
Revenues:
Commission and other brokerage income — existing home sales	$129,009	$129,264	$97,293	$87,724	$443,290
Commission and other brokerage income — development marketing	18,195	—	15,033	1,202	34,430
Property management revenue	25,513	682	—	—	26,195
Title fees	1,425	1,186	—	—	2,611

Total revenue	$174,142	$131,132	$112,326	$88,926	$506,526

Contract Balances

The following table provides information about contract assets and contract liabilities from development marketing and commercial leasing contracts with customers:

	September 30, 2021	December 31, 2020
Receivables, which are included in receivables	$2,248	$1,520
Contract assets, net, which are included in other current assets	3,087	6,529
Payables, which are included in commissions payable	1,682	1,113
Contract liabilities, current	5,843	7,633
Contract assets, net	28,688	24,002
Contract liabilities, non-current	38,734	32,104

The Company recognized revenue of $2,292 and $4,941 for the three and nine months ended September 30, 2021, that were included in the contract liabilities balances at December 31, 2020. The Company recognized revenue of $1,451 and $8,109 for the three and nine months ended September 30, 2020, that were included in the contract liabilities balances at December 31, 2019.

3.	CURRENT EXPECTED CREDIT LOSSES

Real estate broker agent receivables: Douglas Elliman is exposed to credit losses for various amounts due from real estate agents, which are included in current assets on the condensed combined consolidated balance sheets, net of an allowance for credit losses. The Company estimates its allowance for credit losses on receivables from agents based on an evaluation of aging, agent sales in pipeline, any security, specific exposures, historical experience of collections from the individual agents, and current and expected future market trends (such as the current and expected impact of COVID-19 on the real estate market). The Company estimated that the credit losses for these receivables were $7,623 and $7,038 at September 30, 2021 and December 31, 2020, respectively.

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The following is the rollforward of the allowance for credit losses for the nine months ended September 30, 2021:

	January 1, 2021	Current Period Provision		Write-offs	Recoveries	September 30, 2021
Allowance for credit losses:
Real estate broker agent receivables	$7,038	$904	(1)	$319	$—	$7,623

(1)	The bad debt expense related to the real estate broker agent receivables is included in General and administrative expenses on the condensed combined consolidated statements of operations.

The following is the rollforward of the allowance for credit losses for the nine months ended September 30, 2020:

	January 1, 2020	Current Period Provision		Write-offs	Recoveries	September 30, 2020
Allowance for credit losses:
Real estate broker agent receivables	$6,132	$1,724	(1)	$141	$—	$7,715

(1)	The bad debt expense related to the real estate broker agent receivables is included in General and administrative expenses on the condensed combined consolidated statements of operations.

4.	LEASES

Leases

The Company has operating leases for corporate and sales offices, and equipment. The components of lease expense were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Operating lease cost	$8,194	$8,359	$24,471	$24,843
Short-term lease cost	128	131	497	750
Variable lease cost	713	699	2,645	2,540

Total lease cost	$9,035	$9,189	$27,613	$28,133

Supplemental cash flow information related to leases was as follows:

	Nine Months Ended September 30,
	2021	2020
Cash paid for amounts included in measurement of lease liabilities:
Operating cash flows from operating leases	$29,135	$16,339
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	5,527	10,727

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Supplemental balance sheet information related to leases was as follows:

	September 30, 2021	December 31, 2020
Weighted average remaining lease term:
Operating leases	7.82	8.18
Weighted average discount rate:
Operating leases	9.15%	9.18%

As of September 30, 2021, maturities of lease liabilities were as follows:

Operating Leases
Period Ending December 31:
Remainder of 2021	$10,053
2022	34,981
2023	30,876
2024	25,348
2025	21,204
2026	19,165
Thereafter	79,656

Total lease payments	221,283
Less imputed interest	(66,857)

Total	$154,426

As of September 30, 2021, the Company had no undiscounted lease payments relating to operating leases for office space and equipment that have not yet commenced.

As a result of the COVID-19 pandemic, the Company received lease concessions from landlords in 2020 mostly in the form of rent deferrals and a few in the form of rent abatements. The Company elected to treat these deferrals and abatements as lease modifications and the existing lease liabilities were remeasured with a corresponding adjustment to the right-of-use asset on the effective date of the modification in 2020. The deferrals varied as to the timing of repayment but all agreements required repayment of the deferrals over the remaining lease terms.

5.	LONG-TERM INVESTMENT SECURITIES

Long-term investment securities consisted of the following:

	September 30, 2021	December 31, 2020
PropTech convertible trading debt securities	$2,208	$—
Long-term investment securities at fair value (1)	1,358	237

Total long-term investments	$3,566	$237

(1)	These assets are measured at NAV as a practical expedient under ASC 820, Fair Value Measurement.

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NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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Net gains recognized on investment securities were included as a part of Investment income on the condensed combined consolidated income statements and were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Net gains recognized on PropTech convertible trading debt securities	$65	$—	$46	$—
Net gains recognized on long-term investments at fair value	82	—	203	—

Net gains recognized on investment securities	$147	$—	$249	$—

Total PropTech investments consisted of the following:

	September 30, 2021	December 31, 2020
PropTech convertible trading debt securities (1)	$2,208	$—
PropTech investments at fair value (2)	1,358	237
PropTech investments at cost (3)	3,563	—

	$7,129	$237

(1)	Included in Long-term investment securities at fair value. See item (a) below for further detail.
(2)	Included in Long-term investment securities at fair value. See item (b) below for further detail.
(3)

These assets are without readily determinable fair values that do not qualify for the NAV practical expedient and are in included in Other assets on the condensed consolidated balance sheets. See item (c) below for further detail.

(a) PropTech Convertible Trading Debt Securities:

During the nine months ended September 30, 2021, New Valley Ventures invested $2,500 into convertible notes of four PropTech ventures. The securities are classified as trading debt securities and are accounted for at fair value. The maturities of the notes are between February 2023 and March 2023.

(b) Long-Term Investments at Fair Value:

The following is a summary of unrealized and realized net gains recognized in net income on long-term investments at fair value during the three and nine months ended September 30, 2021 and 2020, respectively:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Net gains recognized on long-term investments	$82	$—	$203	$—
Less: Net gains (losses) recognized on long-term investments sold	—	—	—	—

Net unrealized gains recognized on long-term investments still held at the reporting date	$82	$—	$203	$—

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(c) Equity Securities Without Readily Determinable Fair Values That Do Not Qualify for the NAV Practical Expedient

Equity securities without readily determinable fair values that do not qualify for the NAV practical expedient consisted of investments in various limited liability companies at September 30, 2021. The total carrying value of these investments was $3,563 as of September 30, 2021, and was included in “Other assets” on the condensed combined consolidated balance sheets. No impairment or other adjustments related to observable price changes in orderly transactions for identical or similar investments were identified for the three and nine months ended September 30, 2021.

6.	EQUITY METHOD INVESTMENTS

Equity-method investments consisted of the following:

	September 30, 2021	December 31, 2020
Ancillary services ventures	$2,790	$1,412

At September 30, 2021, the Company’s ownership percentages in the investments accounted for under the equity method ranged from 17% to 50%. The Company’s ownership percentage in these investments meets the threshold for equity-method accounting. The Company made contributions of $1,600 for the nine months ended September 30, 2021. These contributions were made into two new investments. For the nine months ended September 30, 2021, the Company received $105 of distributions from its equity method investments, of which $75 were treated as cash inflows from operations, while the remaining were treated as cash inflows from investing activities. For the nine months ended September 30, 2020, the Company received $26 of distributions from its equity method investments, all of which were treated as cash inflows from operations.

VIE Consideration:

The Company has determined that the Company is not the primary beneficiary of any of its equity method investments because it does not control the activities that most significantly impact the economic performance of the investment. The Company determined that the entities were VIEs but the Company was not the primary beneficiary. Therefore, the Company’s equity method investments have been accounted for under the equity method of accounting.

Maximum Exposure to Loss:

The Company’s maximum exposure to loss from its equity method investments consisted of the net carrying value of the investments adjusted for any future capital commitments and/or guarantee arrangements. The maximum exposure to loss was $2,790 as of September 30, 2021.

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NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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7.	NOTES PAYABLE AND OTHER OBLIGATIONS

Notes payable, long-term debt and other obligations consisted of:

	September 30, 2021	December 31, 2020
Notes payable	$15,625	$25,000
Other	210	420

Total notes payable and other obligations	15,835	25,420
Less:
Current maturities	(12,526)	(12,500)

Amount due after one year	$3,309	$12,920

Notes Payable:

Notes payable consists of $15,625 of notes payable issued by DER Holdings LLC as part of the acquisition of the remaining 29.41% interest in Douglas Elliman in December 2018. Interest on the outstanding principal balance of the notes accrues at the then-current mid-term applicable federal rate. Principal and interest is payable in installments with the final payment due October 1, 2022. Principal of $14,375 has been repaid through September 30, 2021 and the remaining principal is due to be repaid as follows: $3,125 in 2021; and $12,500 in 2022.

Fair Value of Notes Payable and Other Obligations:

The estimated fair value of the Company’s notes payable and other obligations were as follows:

	September 30, 2021		December 31, 2020
	Carrying Value	Fair Value	Carrying Value	Fair Value
Notes payable	$15,625	$15,625	$25,000	$25,000
Other	210	210	420	420

Notes payable and other obligations	$15,835	$15,835	$25,420	$25,420

Notes payable and other obligations are carried on the condensed combined consolidated balance sheets at amortized cost. The fair value determinations disclosed above would be classified as Level 2 under the fair value hierarchy disclosed in Note 11 if such liabilities were recorded on the condensed combined consolidated balance sheets at fair value. The estimated fair value of the Company’s notes payable and other obligations debt has been determined by the Company using available information. However, considerable judgment is required to develop the estimates of fair value and, accordingly, the estimate presented herein is not necessarily indicative of the amount that could be realized in a current market exchange.

8.	CONTINGENCIES

The Company is involved in litigation through the normal course of business. The majority of claims have been referred to the insurance carrier and related counsel. The Company believes that the resolution of these matters will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

DOUGLAS ELLIMAN INC.

NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in Thousands)

Unaudited

9.	GOODWILL AND OTHER INTANGIBLE ASSETS

The components of Goodwill and other intangible assets, net were as follows:

	December 31, 2020	Acquisitions (1)	Impairment Losses	Amortization	September 30, 2021
Goodwill	$31,756	$815	$—	$—	$32,571
Indefinite life intangibles:
Trademark - Douglas Elliman	68,000	—	—	—	68,000
Intangibles with a finite life, net	310	6,527	—	(218)	6,619

Total goodwill and other intangible assets, net	$100,066	$7,342	$—	$(218)	$107,190

(1)

The acquisition of Real Estate Associates of Houston, LLC in the third quarter of 2021, resulted in $6,527 of the purchase price allocated to a non-compete agreement to be amortized over ten years and $815 allocated to Goodwill.

	December 31, 2019	Acquisitions (1)	Impairment Losses	Amortization	September 30, 2020
Goodwill	$78,008	$—	$(46,252)	$—	$31,756
Indefinite life intangibles:
Trademark - Douglas Elliman	80,000	—	(12,000)	—	68,000
Intangibles with a finite life, net	474	—	—	(123)	351

Total goodwill and other intangible assets, net	$158,482	$—	$(58,252)	$(123)	$100,107

Goodwill is evaluated for impairment annually or whenever the Company identifies certain triggering events or circumstances that would more likely than not reduce the fair value of the Company below its carrying amount. Events or circumstances that might indicate an interim evaluation is warranted include, among other things, unexpected adverse business conditions, macro and reporting unit specific economic factors (for example, interest rate and foreign exchange rate fluctuations, and loss of key personnel), supply costs, unanticipated competitive activities, and acts by governments and courts.

During the first quarter of 2020, the Company determined that a triggering event occurred due to a decline in sales and profitability projections for the Company driven by the COVID-19 pandemic and related economic disruption. The Company utilized third-party valuation specialists to prepare a quantitative assessment of goodwill and trademark intangible asset related to Douglas Elliman.

For the goodwill testing, the Company utilized an income approach (a discounted cash flows method) to estimate the fair value of the Douglas Elliman business. The estimated fair value of the trademark indefinite-life intangible asset related to the Douglas Elliman brand name was determined using an approach that values the Company’s cash savings from having a royalty-free license compared to the market rate it would pay for access to use the trade name.

The third-party quantitative assessments of the goodwill and trademark intangible asset reflected management’s assumptions regarding revenue growth rates, economic and market trends including current

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(Dollars in Thousands)

Unaudited

expectations of deterioration resulting from the COVID-19 pandemic, changes to cost structures and other expectations about the anticipated short-term and long-term operating results of the Company. The quantitative assessments resulted in impairment charges to goodwill of $46,252 and to the trademark intangible asset of $12,000.

The Company determined that there have not been any triggering events since the first quarter of 2020. If the Company fails to achieve the financial projections used in the quantitative assessments of fair value or the impacts of COVID-19 are more severe than expected, additional impairment charges could result in future periods, and such impairment charges could be material.

10.	INCOME TAXES

The carve-out financial statements of Douglas Elliman Inc. include the tax accounts of the following entities: (i) DER Holdings LLC, the parent of Douglas Elliman Realty, LLC, is a single-member limited liability company that is a disregarded entity for U.S. income tax purposes, (ii) Douglas Elliman Realty, LLC is a limited liability company that files as a partnership for U.S. income tax purposes, (iii) Douglas Elliman of California, Inc. is a corporation that reported on a separate company basis until February 28, 2019 and thereafter elected to become a consolidated subsidiary included in the Parent’s consolidated U.S. income tax return, (iv) DER Holdings II LLC, a subsidiary of DER Holdings LLC, which has elected to be taxed as corporation for U.S. income tax purposes, and, (v) New Valley Ventures LLC, NV Mortgage LLC and NV Title LLC, which are single member limited liability companies that are treated as disregarded entities for U.S. income tax purposes.

The Company calculated its provision for income taxes by using a separate-return method and has elected not to allocate tax expense to single-member limited liability companies or partnerships that did not incur income tax liability because they are not severally liable for the taxes of their owners. Douglas Elliman of California, Inc. and DER Holdings II Inc. are the only two entities taxed as a corporation for U.S. Income Tax purposes while the remaining entities are pass through entities for federal income tax purposes. Therefore, no income tax expense has been allocated to DER Holdings LLC, New Valley Ventures LLC, NV Mortgage LLC or NV Title LLC and income tax expense has been allocated to DER Holdings II LLC, Douglas Elliman of California, Inc. and, for purposes of New York City UBT only, Douglas Elliman Realty, LLC.

The amounts provided for income taxes were as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
Provision for New York City UBT	$597	$(179)	$1,430	$(177)
Tax expense on taxable entities	70	37	226	9

Total income tax expense (benefit)	$667	$(142)	$1,656	$(168)

Douglas Elliman of California Inc. has historically reported net operating losses since its incorporation. Consequently, management has assessed the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2020 for Douglas Elliman of California, Inc. Further, such objective evidence limits the ability to consider other subjective evidence, such as its projections for future growth.

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(Dollars in Thousands)

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A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2020 for Douglas Elliman of California, Inc. Such objective evidence limits the ability to consider other subjective evidence, such as its projections for future growth. The Company’s effective income tax rate is based on expected income, statutory rates, valuation allowances against deferred tax assets, and any tax planning opportunities available to the Company. For interim financial reporting, the Company estimates the annual effective income tax rate based on full year projections and applies the annual effective income tax rate against year-to-date, adjusted for discrete items, if any. The Company refines annual estimates as new information becomes available. The Company’s tax rate does not bear a relationship to statutory tax rates due to permanent differences, which are primarily related to nondeductible compensation, and state taxes.

Liabilities for uncertain tax positions reflected as of September 30, 2021 and December 31, 2020 are not significant and it is not anticipated that they will materially change in the next 12 months. Douglas Elliman Realty, LLC received notice of an IRS audit for its 2018 tax return. Although the outcome of tax audits is always uncertain, Douglas Elliman Realty, LLC believes that its tax positions will generally be sustained under audit.

11.	INVESTMENTS AND FAIR VALUE MEASUREMENTS

The Company’s financial assets and liabilities subject to fair value measurements were as follows:

	Fair Value Measurements as of September 30, 2021
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Money market funds (1)	$35,684	$35,684	$—	$—
Certificates of deposit (2)	569	—	569	—
Long-term investments
PropTech convertible debt securities	2,208	—	—	2,208
Long-term investment securities at fair value (3)	1,358	—	—	—

Total	$39,819	$35,684	$569	$2,208

Liabilities:
Fair value of contingent liability	$4,250	$—	$—	$4,250

Total	$4,250	$—	$—	$4,250

(1)

Amounts included in Cash and cash equivalents on the condensed combined consolidated balance sheets, except for $11,979 that is included in current restricted assets and $1,907 that is included in non-current restricted assets.

(2)	Amounts included in current restricted assets and non-current restricted assets on the condensed combined consolidated balance sheets.
(3)	In accordance with Subtopic 820-10, investments that are measured at fair value using the NAV practical expedient are not classified in the fair value hierarchy.

DOUGLAS ELLIMAN INC.

NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in Thousands)

Unaudited

	Fair Value Measurements as of December 31, 2020
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Money market funds (1)	$61,199	$61,199	$—	$—
Certificates of deposit (2)	569	—	569	—
Long-term investments
Long-term investment securities at fair value (3)	237	—	—	—

Total	$62,005	$61,199	$569	$—

Liabilities:
Fair value of contingent liability	$999	$—	$—	$999

Total	$999	$—	$—	$999

(1)

Amounts included in Cash and cash equivalents on the condensed combined consolidated balance sheets, except for $10,374 that is included in current restricted assets and $1,907 that is included in non-current restricted assets.

(2)	Amounts included in current restricted assets and non-current restricted assets on the condensed combined consolidated balance sheets.
(3)	In accordance with Subtopic 820-10, investments that are measured at fair value using the NAV practical expedient are not classified in the fair value hierarchy.

The fair value of the Level 2 certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is the rate offered by the financial institution. The fair value of investment securities at fair value included in Level 1 is based on quoted market prices from various stock exchanges. The Level 2 investment securities at fair value are based on quoted market prices of securities that are thinly traded, quoted prices for identical or similar assets in markets that are not active or inputs other than quoted prices such as interest rates and yield curves.

The long-term investments are based on NAV per share provided by the partnerships based on the indicated market value of the underlying assets or investment portfolio. In accordance with Subtopic 820-10, these investments are not classified under the fair value hierarchy disclosed above because they are measured at fair value using the NAV practical expedient.

The fair values of the Level 3 PropTech convertible trading debt securities were derived using a discounted cash flow model utilizing a probability-weighted expected return method based on the probabilities of different potential outcomes for the convertible trading debt securities.

The fair value of the Level 3 contingent liability was derived using a Monte Carlo valuation model. As part of the acquisition of the 29.41% non-controlling interest in Douglas Elliman Realty, LLC, DER Holdings LLC entered into a four-year payout agreement that requires it to pay the sellers a portion of the fair value in excess of the purchase price of Douglas Elliman Realty, LLC should a sale of a controlling interest in Douglas Elliman Realty, LLC occur.

DOUGLAS ELLIMAN INC.

NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Dollars in Thousands)

Unaudited

The unobservable inputs related to the valuations of the Level 3 assets and liabilities were as follows at September 30, 2021:

	Quantitative Information about Level 3 Fair Value Measurements
	Fair Value at September 30, 2021	Valuation Technique	Unobservable Input	Range (Actual)
PropTech convertible trading debt securities	$2,208	Discounted cash flow	Interest rate	5%
			Maturity	Feb 2023 - Mar 2023
			Volatility	36.2% - 100.8%
			Discount rate	27.08% - 46.66%
			Maturity	Feb 2023 - Mar 2023
Fair value of contingent liability	$4,250	Monte Carlo simulation model	Estimated fair value of the Douglas Elliman reporting unit	$765,886
			Risk-free rate for a 1.25-year term	0.14%
			Leverage-adjusted equity volatility of peer firms	29.22%

The unobservable inputs related to the valuations of the Level 3 assets and liabilities were as follows at December 31, 2020:

	Quantitative Information about Level 3 Fair Value Measurements
	Fair Value at December 31, 2020	Valuation Technique	Unobservable Input	Range (Actual)
Fair value of contingent liability	$999	Monte Carlo simulation model	Estimated fair value of the Douglas Elliman reporting unit	$169,000
			Risk-free rate for a 2-year term	0.13%
			Leverage-adjusted equity volatility of peer firms	78.57%

In addition to assets and liabilities that are recorded at fair value on a recurring basis, the Company is required to record assets and liabilities at fair value on a nonrecurring basis. Generally, assets and liabilities are recorded at fair value on a nonrecurring basis as a result of impairment charges. The Company had no nonrecurring nonfinancial assets subject to fair value measurements as of September 30, 2021 and December 31, 2020, respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Vector Group Ltd.

Opinion on the Financial Statements

We have audited the accompanying combined consolidated balance sheets of Douglas Elliman Inc. (the “Company”) (see Note 1) as of December 31, 2020 and 2019, the related combined consolidated statements of operations, parent’s net investment, and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes and the schedule listed in the Index to Combined Consolidated Financial Statements (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Miami, Florida

August 24, 2021

We have served as the Company’s auditor since 2020.

DOUGLAS ELLIMAN INC.

COMBINED CONSOLIDATED BALANCE SHEETS

	December 31, 2020	December 31, 2019
	(Dollars in thousands)
ASSETS:
Current assets:
Cash and cash equivalents	$94,421	$71,485
Receivables	24,377	21,308
Income taxes receivable, net	—	162
Agent receivables, net	7,346	5,115
Restricted cash and cash equivalents	10,374	4,423
Other current assets	11,847	15,749

Total current assets	148,365	118,242
Property, plant and equipment, net	42,703	47,919
Operating lease right-of-use assets	133,103	137,452
Contract assets, net	24,002	18,443
Goodwill	31,756	78,008
Other intangible assets, net	68,310	80,474
Equity-method investments	1,412	1,667
Other assets	4,331	6,402

Total assets	$453,982	$488,607

LIABILITIES AND NET INVESTMENT:
Current liabilities:
Current portion of notes payable and other obligations	$12,500	$10,063
Current operating lease liabilities	23,753	15,692
Income taxes payable, net	17	—
Accounts payable	6,337	3,066
Commissions payable	25,615	18,378
Accrued salaries and benefits	12,038	13,325
Contract liabilities	7,633	9,358
Other current liabilities	11,756	13,683

Total current liabilities	99,649	83,565
Notes payable and other obligations less current portion	12,920	20,000
Deferred income taxes, net	143	277
Non-current operating lease liabilities	143,296	145,873
Contract liabilities	32,104	29,045
Other liabilities	2,280	5,564

Total liabilities	290,392	284,324

Commitments and contingencies (Note 11)
Net Investment:
Parent’s net investment	163,590	204,283

Total liabilities and net investment	$453,982	$488,607

The accompanying notes are an integral part of the combined consolidated financial statements.

DOUGLAS ELLIMAN INC.

COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2020	2019	2018
	(Dollars in thousands)
Revenues:
Commissions and other brokerage income	$733,751	$742,414	$715,458
Property management	35,115	35,461	33,350
Other ancillary services	5,121	6,233	5,281

Total revenues	773,987	784,108	754,089
Expenses:
Real estate agent commissions	546,948	525,233	500,369
Sales and marketing	64,097	76,897	72,419
Operations and support	49,895	65,044	70,957
General and administrative	76,134	96,540	91,682
Technology	14,858	15,236	8,799
Depreciation and amortization	8,537	8,638	8,364
Loss on disposal of assets	1,169	—	—
Litigation settlement and judgment income	—	—	(2,468)
Impairments of goodwill and other intangible assets	58,252	—	—
Restructuring	3,382	—	—

Operating (loss) income	(49,285)	(3,480)	3,967
Other income:
Interest income, net	190	600	387
Equity in (loss) earnings from equity-method investments	(225)	8,472	1,243
Change in fair value of contingent liability	2,149	3,157	—
Investment income	843	64	—

(Loss) income before provision for income taxes	(46,328)	8,813	5,597
Income tax expense	44	354	400

Net (loss) income	(46,372)	8,459	5,197
Net income attributed to non-controlling interest	—	—	(1,528)

Net (loss) income attributed to Douglas Elliman Inc.	$(46,372)	$8,459	$3,669

The accompanying notes are an integral part of the combined consolidated financial statements.

DOUGLAS ELLIMAN INC.

COMBINED CONSOLIDATED STATEMENTS OF PARENT’S NET INVESTMENT

	Parent’s Net Investment	Non-controlling Interest	Total Equity
	(Dollars in thousands)
Balance, January 1, 2018	$187,486	$78,384	$265,870
Net income	3,669	1,528	5,197
Impact of adoption of new accounting standards	(11,091)	(4,894)	(15,985)
Acquisition of Non-controlling interest	28,800	(73,952)	(45,152)
Net transfers to Non-controlling interest	—	(1,066)	(1,066)
Net transfers from Parent	7,218	—	7,218

Balance, December 31, 2018	216,082	—	216,082
Net income	8,459	—	8,459
Impact of adoption of new accounting standards	(1,508)	—	(1,508)
Net transfers to Parent	(18,750)	—	(18,750)

Balance, December 31, 2019	204,283	—	204,283
Net loss	(46,372)	—	(46,372)
Net transfers from Parent	5,679	—	5,679

Balance, December 31, 2020	$163,590	$—	$163,590

The accompanying notes are an integral part of the combined consolidated financial statements.

DOUGLAS ELLIMAN INC.

COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2020	2019	2018
	(Dollars in thousands)
Cash flows from operating activities:
Net (loss) income	$(46,372)	$8,459	$5,197
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	8,537	8,638	8,364
Impairments of goodwill and other intangible assets	58,252	—	—
Loss on sale of assets	1,169	—	—
Deferred income taxes	78	225	(283)
Equity in losses (earnings) from equity-method investments	225	(8,472)	(1,243)
Distributions from equity-method investments	30	2,014	600
Non-cash lease expense	17,326	17,973	—
Non-cash portion of restructuring	1,214	—	—
Change in fair value of contingent liability	(2,149)	(3,157)	—
Provision for credit losses	1,460	—	—
Other	(1,098)	—	—
Changes in assets and liabilities:
Receivables	(4,816)	(2,278)	(5,000)
Accounts payable and accrued liabilities	3,529	1,905	(5,148)
Operating lease right-of-use liability, net	(7,498)	(16,965)	—
Accrued salary and benefits	(1,287)	(1,566)	550
Other	3,265	2,019	10,175
Operating lease right-of-use assets	—	(1,218)	—

Net cash provided by operating activities	31,865	7,577	13,212

Cash flows from investing activities:
Investments in equity-method investments	—	(1,667)	—
Distributions from equity-method investments	—	8,617	—
Cash acquired in purchase of subsidiaries	2,760	—	654
Capital expenditures	(6,126)	(8,079)	(12,965)
Purchase of subsidiaries	(722)	(380)	(404)

Net cash used in investing activities	(4,088)	(1,509)	(12,715)

Cash flows from financing activities:
Repayments of debt	(63)	(155)	(125)
Distributions to parent	—	(18,750)	(2,558)
Distributions to non-controlling interest	—	—	(1,066)
Earn out payments	(80)	(216)	—

Net cash used in financing activities	(143)	(19,121)	(3,749)

Net increase (decrease) in cash, cash equivalents and restricted cash	27,634	(13,053)	(3,252)
Cash, cash equivalents and restricted cash, beginning of year	79,068	92,121	95,373

Cash, cash equivalents and restricted cash, end of year	$106,702	$79,068	$92,121

The accompanying notes are an integral part of the combined consolidated financial statements.

DOUGLAS ELLIMAN INC.

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in Thousands, Except Per Share Amounts)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization of “Carve-out” Financial Statements:

These combined consolidated financial statements are that of the real estate services and property technology business of Vector Group Ltd. (“Vector,” and collectively, with its consolidated subsidiaries, “Parent”) and comprised of the operations of DER Holdings LLC and New Valley Ventures LLC (“New Valley Ventures”), directly and indirectly wholly-owned subsidiaries of Vector. DER Holdings LLC owns Douglas Elliman Realty, LLC and Douglas Elliman of California, Inc. New Valley Ventures consists of minority investments in innovative and cutting edge Property Technology companies (“PropTech”).

Vector plans to spin-off a newly formed entity, Douglas Elliman Inc. (“Douglas Elliman” or the “Company”) to its stockholders through a pro rata distribution of the Company’s stock to existing Vector stockholders. Douglas Elliman will own the real estate services and property technology business of Vector.

Douglas Elliman is amongst the largest residential brokerage companies in the New York metropolitan area and the sixth largest in the U.S. Douglas Elliman has approximately 100 offices with approximately 6,600 real estate agents in the New York metropolitan area as well as in Florida, California, Connecticut, Massachusetts, Colorado, New Jersey, and Texas. In August 2021, Douglas Elliman increased its ownership in Douglas Elliman Texas from 1% to 50%.

Douglas Elliman’s combined consolidated results of operations, financial position and cash flows may not be indicative of its future performance and do not necessarily reflect what its combined consolidated results of operations, financial position and cash flows would have been had Douglas Elliman operated as a separate, stand-alone entity during the periods presented, including changes in its operations and capitalization as a result of the separation and distribution from Vector.

The distribution is subject to the satisfaction or waiver of certain conditions, including, among other things: final approval of the distribution by the Vector board of directors; the Registration Statement on Form 10, of which these financial statements form a part, being declared effective by the Securities and Exchange Commission (“SEC”); Douglas Elliman’s common stock being approved for listing on a national securities exchange; the receipt of opinions with respect to certain tax matters related to the distribution from Vector’s spin-off tax advisors; the receipt of solvency and surplus opinions from a nationally recognized valuation firm; the receipt of all material governmental approvals; no order, injunction or decree issued by any governmental entity preventing the consummation of all or any portion of the distribution being in effect; and the completion of the financing transactions described in these financial statements.

Prior to December 31, 2018, DER Holdings LLC owned a 70.59% interest in Douglas Elliman Realty, LLC. On December 31, 2018, DER Holdings LLC acquired the remaining 29.41% interest in Douglas Elliman for a total purchase price of $40,000, which included $10,000 of cash paid by Parent and the remaining $30,000 of notes payable to the sellers. The principal and interest on the notes are payable quarterly ending on October 1, 2022. The transaction increased DER Holdings LLC’s indirect ownership interest in Douglas Elliman Realty, LLC to 100%.

(b) Basis of Presentation:

The accompanying combined consolidated financial statements include the accounts and transactions of Douglas Elliman, as well as the entities in which Douglas Elliman directly or indirectly has a controlling

DOUGLAS ELLIMAN INC.

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

financial interest. The accompanying combined consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Douglas Elliman’s combined consolidated financial statements include certain indirect general and administrative costs allocated to it by Parent for certain functions and services including, but not limited to, executive office, finance and other administrative support. These expenses have been allocated to Douglas Elliman on the basis of direct usage, when identifiable, or a management fee of $500 per quarter, which was charged from January 1, 2018 to March 31, 2020. The management fee was suspended in connection with the impact of the COVID-19 pandemic.

In presenting the combined consolidated financial statements, management makes estimates and assumptions that affect the amounts reported and related disclosures. Estimates, by their nature, are based on judgment and available information. Accordingly, actual results could differ from those estimates.

(c) Principles of Consolidation:

The combined consolidated financial statements presented herein have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Vector. The combined consolidated financial statements include DER Holdings LLC’s and New Valley Ventures’s assets, liabilities, revenues, expenses and cash flows and all entities in which Douglas Elliman has a controlling financial interest. All intercompany balances and transactions have been eliminated in the combined consolidated financial statements.

When evaluating an entity for consolidation, Douglas Elliman first determines whether an entity is within the scope of the guidance for consolidation of variable interest entities (“VIE”) and if it is deemed to be a VIE. If the entity is considered to be a VIE, Douglas Elliman determines whether it would be considered the entity’s primary beneficiary. Douglas Elliman consolidates those VIEs for which it has determined that it is the primary beneficiary. Douglas Elliman will consolidate an entity not deemed a VIE upon a determination that it has a controlling financial interest. For entities where Douglas Elliman does not have a controlling financial interest, the investments in such entities are classified as available-for-sale securities or accounted for using the equity or cost method, as appropriate.

(d) Parent’s Net Investment:

The Parent’s net investment in the combined consolidated balance sheets represents Vector’s historical net investment in Douglas Elliman resulting from various transactions with and allocations from the Parent. Balances due to and due from the Parent and accumulated earnings attributable to Douglas Elliman operations have been presented as components of Parent investment.

(e) Segments:

Operating segments are defined as components of an entity for which discrete financial information is available that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s Chief Executive Officer is the Company’s CODM. The CODM reviews financial information on a consolidated basis for purposes of making operating decisions, allocating resources and evaluating financial performance. As such, the Company has one operating and reportable segment. All of the Company’s long-lived assets are located in the United States and all revenue is attributed to transactions based in the United States.

DOUGLAS ELLIMAN INC.

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(f) Estimates and Assumptions:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Significant estimates subject to material changes in the near term include impairment charges and valuation of intangible assets. Actual results could differ from those estimates.

(g) Cash and Cash Equivalents:

Cash includes cash on hand, cash on deposit in banks, and money market accounts. Cash equivalents is comprised of short-term investments which have an original maturity of 90 days or less. Interest on short-term investments is recognized when earned. The Company places its cash and cash equivalents with large commercial banks. The Federal Deposit Insurance Corporation and Securities Investor Protection Corporation insure these balances, up to $250 and $500, respectively. Substantially all of the Company’s cash balances at December 31, 2020 are uninsured.

(h) Reconciliation of Cash, Cash Equivalents and Restricted Cash:

Restricted cash amounts included in current assets and other assets represent cash and cash equivalents required to be deposited into escrow for amounts required for letters of credit related to office leases, and certain deposit requirements for banking arrangements. The restrictions related to the letters of credit will remain in place for the duration of the respective lease. The restrictions related to the banking arrangements will remain in place for the duration of the arrangement.

The components of “Cash, cash equivalents and restricted cash” in the combined consolidated statements of cash flows were as follows:

	December 31, 2020	December 31, 2019
Cash and cash equivalents	$94,421	$71,485
Restricted cash and cash equivalents	10,374	4,423
Restricted cash and cash equivalents included in other assets	1,907	3,160

Total cash, cash equivalents, and restricted cash shown in the combined consolidated statements of cash flows	$106,702	$79,068

(i) Investment Securities:

The Company classifies investments in debt securities as trading. Investments classified as trading are carried at fair value, with changes in fair value recognized in net income. Gains and losses are recognized when realized in the Company’s combined consolidated statements of operations. The cost of securities sold is determined based on average cost.

(j) Significant Concentrations of Credit Risk:

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. The Company places its temporary cash in money market securities (investment grade or better) with, what management believes are, high credit quality financial institutions.

DOUGLAS ELLIMAN INC.

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(k) Receivables:

Receivables consist of commissions earned on sales transactions which closed prior to the Company’s year-end but for which the related commissions have not yet been received. The Company provides an allowance for potential losses on uncollectible receivables based principally on the specific identification method. There are no allowances for bad debt for commission receivables as of December 31, 2020 and 2019. Uncollectible accounts are written off when the likelihood of collection is remote and when collection efforts have been abandoned.

(l) Property, Plant and Equipment:

Property, plant and equipment are stated at cost. Property, plant and equipment are depreciated using the straight-line method over the estimated useful lives of the respective assets, which are 3 to 10 years for machinery and equipment.

The cost and related accumulated depreciation of property, plant and equipment are removed from the accounts upon retirement or other disposition and any resulting gain or loss is reflected in operations.

The cost of leasehold improvements is amortized over the lesser of the related leases or the estimated useful lives of the improvements. Costs of major additions and betterments are capitalized, while expenditures for routine maintenance and repairs are charged to expense as incurred.

(m) Investments accounted for under the equity-method of accounting:

In accounting for its equity-method investments, the Company identified its participation in VIEs, which are defined as (a) entities in which the equity investment at risk is not sufficient to finance its activities without additional subordinated financial support; (b) as a group, the equity investors at risk lack 1) the power to direct the activities of a legal entity that most significantly impact the entity’s economic performance, 2) the obligation to absorb the expected losses of the entity, or 3) the right to receive the expected residual returns of the entity; or (c) as a group, the equity investors have voting rights that are not proportionate to their economic interests and the entity’s activities involve or are conducted on behalf of an investor with a disproportionately small voting interest.

The Company’s interest in VIEs is primarily in the form of equity ownership. The Company examines specific criteria and uses judgment when determining if the Company is the primary beneficiary of a VIE. Factors considered include risk and reward sharing, experience and financial condition of other partner(s), voting rights, involvement in day-to-day capital and operating decisions, representation on a VIE’s executive committee, existence of unilateral kick-out rights exclusive of protective rights or voting rights and level of economic disproportionality between the Company and its other partner(s).

Accounting guidance requires the consolidation of VIEs in which the Company is the primary beneficiary. The guidance requires consolidation of VIEs that an enterprise has a controlling financial interest. A controlling financial interest will have both of the following characteristics: (a) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The Company’s maximum exposure to loss in its investments in unconsolidated VIEs is limited to its investment in the VIE, any unfunded capital commitments to the VIE, and, in some cases, guarantees in connection with debt on the specific project.

DOUGLAS ELLIMAN INC.

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On a quarterly basis, the Company evaluates its equity-method investments to determine if there are indicators of impairment. If so, the Company further investigates to determine if an impairment has occurred and whether such impairment is considered temporary or other than temporary. The Company believes that the assessment of temporary or other-than-temporary impairment is facts-and-circumstances driven.

(n) Goodwill and Other Intangible Assets:

Goodwill and intangible assets with indefinite lives are not amortized, but instead are tested for impairment on an annual basis, or whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. The Company follows ASC 350, Intangibles — Goodwill and Other, and subsequent updates including ASU 2011-08, Testing Goodwill for Impairment and ASU 2017-14, Simplifying the Test for Goodwill Impairment. The amendments permit entities to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company concludes that it is more likely than not that a reporting unit’s fair value is less than its carrying value or chooses to bypass the optional qualitative assessment, the Company would then assess recoverability by comparing the fair value of the reporting unit to its carrying amount; otherwise, no further impairment test would be required. The fair value of the intangible asset associated with the Douglas Elliman trademark is determined using a “relief from royalty payments” method. This approach involves two steps: (i) estimating reasonable royalty rates for its trademark associated with the Douglas Elliman trademark and (ii) applying these royalty rates to a net sales stream and discounting the resulting cash flows to determine fair value. This fair value is then compared with the carrying value of the trademark. As discussed in Note 6 to the Company’s combined consolidated financial statements, during the first quarter of 2020, the Company performed quantitative assessments of its goodwill and its trademark intangible asset in conjunction with its quarterly review for indicators of impairment. The quantitative assessments resulted in impairment charges to goodwill of $46,252 and to the trademark intangible asset of $12,000. The Company performed a qualitative assessment for the year ended December 31, 2020, which did not result in additional impairment charges related to its goodwill or trademark.

Goodwill from acquisitions represents the excess of the purchase price over the fair value of the underlying acquired net tangible and intangible assets. Factors that contribute to the recognition of goodwill in the Company’s acquisitions include (i) expected growth rates and profitability of the acquired companies, (ii) securing buyer-specific synergies that increase revenue and profits and are not otherwise available to market participants, (iii) significant cost savings opportunities, (iv) experienced workforce and (v) the Company’s strategies for growth in sales, income and cash flows.

Intangible assets with finite lives are amortized over their respective estimated useful lives. Identifiable intangible assets that are subject to amortization are evaluated for impairment using a process similar to that used to evaluate long-lived assets described below.

(o) Impairment of Long-Lived Assets:

The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company performs a test for recoverability, comparing projected undiscounted cash flows to the carrying value of the asset group to determine if impairment exists. If impairment is determined to exist, any related impairment loss is calculated based on fair value of the asset on the basis of discounted cash flow. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

Additionally, the Company performs impairment reviews on its long-term investments that are classified as equity securities without readily determinable fair values that do not qualify for the net asset value (“NAV”)

DOUGLAS ELLIMAN INC.

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

practical expedient. On a quarterly basis, the Company evaluates the investments to determine if there are indicators of impairment. If so, a determination is made of whether there is an impairment and if it is considered temporary or other than temporary. The assessment of temporary or other-than-temporary impairment is facts-and-circumstances driven. The impairment indicators that are taken into consideration as part of the analysis include (a) a significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee, (b) a significant adverse change in the regulatory, economic, or technological environment of the investee, (c) a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates, and (d) factors that raise significant concerns about the investee’s ability to continue as a going concern, such as negative cash flows from operations, working capital deficiencies, or noncompliance with statutory capital requirements.

(p) Leases:

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and lease liabilities on the Company’s combined consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the duration of the lease term. Lease liabilities represent the Company’s obligation to make lease payments as determined by the lease agreement. Lease liabilities are recorded at commencement for the net present value of future lease payments over the lease term. The discount rate used is generally the Company’s estimated incremental borrowing rate unless the lessor’s implicit rate is readily determinable. Discount rates are calculated periodically to estimate the rate the Company would pay to borrow the funds necessary to obtain an asset of similar value, over a similar term, with a similar security. ROU assets are recorded and recognized at commencement for the lease liability amount, initial direct costs incurred and is reduced for lease incentives received. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Operating lease expense is recognized on a straight-line basis over the lease term.

The Company has lease agreements with lease and non-lease components; the Company has elected the accounting policy to combine lease and non-lease components for all underlying asset classes.

(q) Income Taxes:

The Company’s principal subsidiaries, Douglas Elliman Realty, LLC and New Valley Ventures LLC, are limited liability companies. The members of a limited liability company are taxed on their proportionate share of the Company’s taxable income. Accordingly, no provision or liability for Federal income taxes is included in the financial statements, except for Douglas Elliman of California, Inc. which is taxed as a corporation and has net operating loss carryforwards, which have been fully reserved for with a valuation allowance. The Company is, however, subject to New York City Unincorporated Business Tax (“UBT”) and accordingly has recorded a provision for UBT in its combined consolidated financial statements.

The Company adopted the provisions related to uncertain tax positions and recognizes tax liabilities when, despite the Company’s belief that its tax return positions are supportable, the Company believes that certain positions may not be fully sustained upon review by tax authorities. Benefits from tax positions are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences impact income tax expense in the period in which such determination is made. Interest and penalties, if any, related to accrued liabilities for potential tax assessments are included in income tax expense. Adoption of this guidance did not have an impact on the Company’s combined consolidated financial statements.

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NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(r) Contingencies:

The Company and its subsidiaries record provisions in its combined consolidated financial statements for pending litigation when they determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated.

(s) Revenue:

Commissions and other brokerage income: Real estate commissions earned by the Company’s real estate brokerage businesses are recognized as revenue when the real estate sale is completed or lease agreement is executed, which is the point in time that the performance obligation is satisfied. Any commission and other payments received in advance are deferred until the satisfaction of the performance obligation. Corresponding agent commission expenses, including any advance commission or other direct expense payments, are deferred and recognized as agent commission expenses concurrently with related revenues. The accounting for these commissions and other brokerage income under Topic 606 is largely consistent with the previous accounting for these transactions under Topic 605, except for customer arrangements in the development marketing business and extended payments terms that exist in some commercial leasing contracts.

Property management: Property management revenue arrangements consist of providing operational and administrative services to manage a subject property. Fees for these services are typically billed and collected monthly. Property management service fees are recognized as revenue over time using the output method as the performance obligations under the customer arrangement are satisfied each month.

Ancillary services: Ancillary services revenue earned by the Company related primarily to title and escrow services. These services are recognized as revenue when the real estate sale is completed, which is the point in time that the performance obligation is satisfied.

See Note 2 — Revenue Recognition for additional information.

(t) Real estate agent commissions:

Real estate agent commissions consists of commissions paid to the Company’s agents, who are independent contractors, upon the closing of a real estate transaction and fees paid to external brokerages for client referrals, which are recognized and paid upon the closing of a real estate transaction.

(u) Sales and marketing expenses:

Sales and marketing expenses consists primarily of marketing and advertising expenses, compensation and other personnel-related costs for employees supporting sales, marketing, expansion and related functions, occupancy-related costs and agent acquisition incentives. Advertising expense primarily includes the cost of marketing activities such as print advertising, online advertising and promotional items, which are expensed as incurred. Compensation and other personnel-related costs include salaries, benefits, and bonuses.

Real estate advertising costs, which are expensed as incurred and included within sales and marketing expenses, were $18,875, $22,917 and $23,424 for the years ended December 31, 2020 and 2019 and 2018, respectively.

(v) Operations and support expenses:

Operations and support expenses consists primarily of compensation and other personnel-related costs for employees supporting agents, third-party consulting and professional services costs (not included in general and

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NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

administrative or technology), fair value adjustments to contingent consideration for the Company’s acquisitions and other related expenses.

(w) General and administrative expenses:

General and administrative expenses consists primarily of compensation and other personnel-related costs for executive management and administrative employees, including finance and accounting, legal, human resources and communications, the occupancy costs for its headquarters and other offices supporting its administrative functions, and transition services paid to its parent, Vector, for the use of office space and employees, professional services fees for legal and finance, insurance expenses and talent acquisition expenses.

(x) Technology expenses:

Technology expenses consist primarily of compensation and other personnel-related costs for employees in the product, engineering and technology functions, website hosting expenses, software licenses and equipment, third-party consulting costs, data licenses of PropTech and other related expenses associated with the implementation of our technology initiatives.

(y) Restructuring:

In response to COVID-19, the Company has commenced a restructuring by realigning its administrative support function and office locations as well as adjusting its business model to more efficiently serve its clients. This included a reduction of staff by approximately 25% at Douglas Elliman.

The following table summarizes amounts expensed for the year ended December 31, 2020:

Year Ended December 31, 2020
Cash Charges:
Employee severance and benefits	$1,875
Other restructuring expenses	293

2,168
Non-Cash:
Loss on disposal of fixed assets associated with consolidation of sales offices	1,214

Total restructuring	$3,382

All amounts expensed for the year ended December 31, 2020 are included as restructuring in the Company’s combined consolidated statements of operations.

Employee severance and benefits expensed for the year ended December 31, 2020 relate entirely to the reduction in staff.

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NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table presents the activity under the restructuring plan for the year ended December 31, 2020:

	Employee Severance and Benefits	Other	Non-Cash Loss on Fixed Assets	Total
Accrual balance as of January 1, 2020	$—	$—	$—	$—
Restructuring	1,875	293	1,214	3,382
Utilized	(1,875)	(293)	(1,214)	(3,382)

Accrual balance as of December 31, 2020	$—	$—	$—	$—

(z) Other Comprehensive Income:

The Company does not have any activity that results in Other Comprehensive Income, therefore no statement of Comprehensive Income is included in the combined consolidated financial statements.

(aa) Subsequent Events:

The Company has evaluated subsequent events through August 24, 2021, the date the financial statements were issued.

(ab) New Accounting Pronouncements:

Accounting Standards Updates (“ASU”) adopted in 2020:

In October 2018, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. The guidance requires indirect interests held through related parties under common control arrangements be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. The guidance is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Adoption of this update did not have a material impact on the Company’s combined consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other Internal Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. The amendments in this update align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. ASU 2018-15 is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The adoption of this update did not have a material impact on the Company’s combined consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement, which is designed to improve the effectiveness of disclosures by removing, modifying and adding disclosures related to fair value measurements. The ASU eliminates disclosures such as the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy. The ASU also adds new disclosure requirements for Level 3 measurements. ASU No. 2018-13 is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The adoption of ASU 2018-13 impacted financial statement disclosure and had no impact on operating results.

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NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), sets forth a current expected credit loss model that changes how entities measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. Subsequent updates were released in November 2018 (ASU No. 2018-19), November 2019 (ASU No. 2019-10 and 2019-11) and February 2020 (ASU No. 2020-02) that provided additional guidance on this Topic. This guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years.

The ASU introduces a new accounting model, the Current Expected Credit Losses model (CECL), which requires earlier recognition of credit losses and additional disclosures related to credit risk. The CECL model utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses for notes and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. This model replaced the previous impairment models in GAAP, which generally required that a loss be incurred before it is recognized. The new standard applies to receivables arising from revenue transactions such as contract assets and accounts receivables. See Note 3.

In January 2017, the FASB issued ASU 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The update simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount. Under the amendments of the ASU, an entity should recognize an impairment charge for the amount by which the carrying amount of a reporting unit exceeds its fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The amendments in this update are effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. This guidance was adopted on January 1, 2020, on a prospective basis. The Company applied the new guidance to evaluate its goodwill during the first quarter of 2020. As a result, a goodwill impairment charge of $46,252 was recorded as the Company’s estimated fair value of a reporting unit was less than its book value.

ASUs to be adopted in future periods:

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes (“ASU 2019-12”). This update simplifies various aspects related to accounting for income taxes, removes certain exceptions to the general principles in Accounting Standards Codification (“ASC”) 740, and clarifies and amends existing guidance to improve consistent application. ASU No. 2019-12 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2020. Early adoption is permitted. The Company believes the adoption of this update should not have a material impact on its combined consolidated financial statements and related disclosures.

In January 2020, the FASB issued ASU No. 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”). The new standard clarifies the interaction of accounting for the transition into and out of the equity-method. The new standard also clarifies the accounting for measuring certain purchased options and forward contracts to acquire investments. The ASU is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted, including early adoption in an interim period. The Company believes the adoption of this update should not have a material impact on its combined consolidated financial statements and related disclosures.

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NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	REVENUE RECOGNITION

Revenue Recognition Policies

Revenue is measured based on consideration specified in a contract with a customer less any sales incentives. Revenue is recognized when (a) an enforceable contract with a customer exists, that has commercial substance, and collection of substantially all consideration for services is probable; and (b) the performance obligations to the customer are satisfied either over time or at a point in time.

Real estate sales: Real estate commissions earned by the Company’s real estate brokerage businesses are recognized as revenue when the real estate sale is completed or lease agreement is executed, which is the point in time that the performance obligation is satisfied. Any commission and other payments received in advance are deferred until the satisfaction of the performance obligation. Corresponding agent commission expenses, including any advance commission or other direct expense payments, are deferred and recognized as real estate agent commissions expense concurrently with related revenues.

The Company’s revenue contracts with customers do not have multiple material performance obligations to customers under Topic 606, except for contracts in the Company’s development marketing business. Contracts in the development marketing business provide the Company with the exclusive right to sell units in a subject property for a commission fee per unit sold calculated as a percentage of the sales price of each unit. Accordingly, a performance obligation exists for each unit in the development marketing property under contract, and a portion of the total contract transaction price is allocated to and recognized at the time each unit is sold. The Company applies the optional exemption in paragraph 606-10-50-14A of Topic 606, and does not disclose the amount of the transaction price allocated to the remaining performance obligations for the real estate development marketing business because the transaction prices in these contracts are comprised entirely of variable consideration based on the ultimate selling price of each unit in the subject property. The total contract transaction price is allocated to each unit in the subject property and recognized when the performance obligation, i.e. the sale of each unit, is satisfied. Accordingly, the transaction price allocated to the remaining performance obligations for the development marketing business represents variable consideration allocated entirely to wholly unsatisfied performance obligations.

Under development marketing service arrangements, dedicated staff are required for a subject property and these costs are typically reimbursed from the customer through advance payments that are recoupable from future commission earnings. Advance payments received and associated direct costs paid are deferred, allocated to each unit in the subject property, and recognized at the time of the completed sale of each unit.

Development marketing service arrangements also include direct fulfillment costs incurred in advance of the satisfaction of the performance obligation. The Company capitalizes costs incurred in fulfilling a contract with a customer if the fulfillment costs 1) relate directly to an existing contract or anticipated contract, 2) generate or enhance resources that will be used to satisfy performance obligations in the future, and 3) are expected to be recovered. These costs are amortized over the estimated customer relationship period which is the contract term. The Company uses an amortization method that is consistent with the pattern of transfer of goods or services to its customers by allocating these costs to each unit in the subject property and expensing these costs as each unit sold is closed over the contract.

Commission revenue is recognized at the time the performance obligation is met for commercial leasing contracts, which is when the lease agreement is executed, as there are no further performance obligations, including any amounts of future payments under extended payment terms.

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NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Property management revenue arrangements consist of providing operational and administrative services to manage a subject property. Fees for these services are typically billed and collected monthly. Property management service fees are recognized as revenue over time using the output method as the performance obligations under the customer arrangement are satisfied each month. The Company applies the optional exemption in paragraph 606-10-50-14 of Topic 606, and does not disclose the amount of the transaction price allocated to the remaining performance obligations for the Real Estate property management business because the contracts to provide property management services are typically annual contracts and provide cancellation rights to customers.

Title insurance commission fee revenue is earned when the sale of the title insurance policy is completed, which corresponds to the point in time when the underlying real estate sale is completed, which is when the performance obligation is satisfied. Escrow commission fee revenue is recorded at a point in time which occurs at the time a home sale transaction or refinancing closes.

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NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Disaggregation of Revenue

In the following table, revenue is disaggregated by major services line and primary geographical market:

	Year Ended December 31, 2020
	Total	New York City	Northeast	Southeast	West
Revenues:
Commission and other brokerage income—existing home sales	$686,389	$186,229	$204,814	$160,404	$134,942
Commission and other brokerage income—development marketing	47,362	24,590	—	22,081	691
Property management revenue	35,115	34,209	906	—	—
Title fees	5,121	2,047	1,717	—	1,357

Total revenue	$773,987	$247,075	$207,437	$182,485	$136,990

	Year Ended December 31, 2019
	Total	New York City	Northeast	Southeast	West
Revenues:
Commission and other brokerage income—existing home sales	$669,489	$293,009	$164,724	$106,587	$105,169
Commission and other brokerage income—development marketing	72,925	48,850	—	19,594	4,481
Property management revenue	35,461	34,741	720	—	—
Title fees	6,233	—	6,233	—	—

Total revenue	$784,108	$376,600	$171,677	$126,181	$109,650

	Year Ended December 31, 2018
	Total	New York City	Northeast	Southeast	West
Revenues:
Commission and other brokerage income—existing home sales	$651,171	$285,325	$166,100	$99,720	$100,026
Commission and other brokerage income—development marketing	64,287	48,072	252	15,068	895
Property management revenue	33,350	32,635	715	—	—
Title fees	5,281	—	5,281	—	—

Total revenue	$754,089	$366,032	$172,348	$114,788	$100,921

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NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Contract Balances

The following table provides information about contract assets and contract liabilities from development marketing and commercial leasing contracts with customers:

	December 31, 2020	December 31, 2019
Receivables, which are included in receivables	$1,520	$2,129
Contract assets, net, which are included in other current assets	6,529	8,766
Payables, which are included in commissions payable	1,113	1,663
Contract liabilities, current	7,633	9,358
Contract assets, net	24,002	18,443
Contract liabilities	32,104	29,045

Receivables and payables relate to commission receivables and commissions payable from the commercial leasing contracts for which the performance obligation has been satisfied, have extended payment terms and are expected to be received and paid in the next twelve months. Receivables decreased $609 for the twelve-month period ended December 31, 2020 primarily due to cash collections of $1,911 offset by revenue accrued as performance obligations are satisfied. Correspondingly, payables declined by $550 primarily due to cash payments of $1,398 offset by additional expense accruals as performance obligations are satisfied.

Contract assets increased by $3,322 during the year ended December 31, 2020 due to $21,067 of payments made for direct fulfillment costs incurred in advance of the satisfaction of the performance obligations for Real Estate development marketing contracts, offset by costs recognized for units closed during the quarter.

Contract liabilities relate to payments received in advance of the performance obligations being satisfied under the Real Estate development marketing contracts and are recognized as revenue at the points in time when the Company performs under the contracts. Performance obligations related to the real estate development marketing contracts are considered satisfied when each unit is closed. Development marketing projects tend to span four to six years from the time the Company enters into the contract with the developer to the time that all of the sales of the units in a subject property are closed. The timing for sales closings are dependent upon several external factors outside the Company’s control, including but not limited to, economic factors, seller and buyer actions, construction timing and other real estate market factors. Accordingly, all contract liabilities and contract costs associated with development marketing are considered long-term until closing dates for unit sales are scheduled. As of December 31, 2020, the Company estimates approximately $7,633 of contract liabilities will be recognized as revenue within the next twelve months.

Contract liabilities increased by $1,334 during the year ended December 31, 2020 due to $24,821 of advance payments received from customer prior to the satisfaction of performance obligations for real estate development marketing contracts, offset by revenue recognized for units sold during the year. The Company recognized revenue of $8,846 for the year ended December 31, 2020 that were included in the contract liabilities balances at December 31, 2019. The Company recognized revenue of $14,973 for the year ended December 31, 2019 that were included in the contract balances at December 31, 2018. The Company recognized revenue of $12,135 for the year ended December 31, 2018 that were included in the contract balances at January 1, 2018.

Topic 606 requires an entity to disclose the revenue recognized in the reporting period from performance obligations satisfied (or partially satisfied) in previous periods (for example, due to changes in transaction price). There were no revenues recognized relating to performance obligations satisfied or partially satisfied in prior periods for the years ended December 31, 2020, 2019 and 2018, respectively.

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NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	CURRENT EXPECTED CREDIT LOSSES

On January 1, 2020, the Company adopted ASU No. 2016-13, which sets forth a current expected credit loss model that changes how entities measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income.

ASU 2016-13 introduces a new accounting model, the Current Expected Credit Losses model (“CECL”), which requires earlier recognition of credit losses and additional disclosures related to credit risk. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of the reported amount. An entity must use judgment in determining the relevant information and estimation methods that are appropriate in its circumstances. The Company adopted this guidance using the modified retrospective approach, as required, and has not adjusted prior period comparative information and will continue to disclose the prior period financial information in accordance with the previous guidance. The adoption of this standard did not result in adjustment to expected credit losses on receivables as of January 1, 2020.

Real estate broker agent receivables: The Company is exposed to credit losses for various amounts due from real estate agents, which are included in current assets on the combined consolidated balance sheets, net of an allowance for credit losses. The Company historically estimated its allowance for credit losses on receivables from agents based on an evaluation of aging, agent sales in pipeline, any security, specific exposures, and historical experience of collections from the individual agents. Based on the Company’s historical credit losses on receivables from agents, current and expected future market trends (such as the current and expected impact of COVID-19 on the real estate market), the requirements of ASU No. 2016-13 did not result in a material impact on the Company’s allowance for credit losses on real estate broker agent receivables as of January 1, 2020 of $6,132. The Company estimated that the credit losses for these receivables were $7,038 at December 31, 2020.

The following is the rollforward of the allowance for credit losses for the year ended December 31, 2020:

	January 1, 2020	Current Period Provision		Write-offs	Recoveries	December 31, 2020
Allowance for credit losses:
Real estate broker agent receivables	$6,132	$1,460	(1)	$554	$—	$7,038

(1)	The bad debt expense related to the real estate broker agent receivables was included in General and administrative expenses on the combined consolidated statements of operations.

4.	LEASES

Leasing Accounting Pronouncement Adoption

On January 1, 2019, the Company adopted ASU No. 2016-02—Leases (Topic 842) applying the modified retrospective method and the option presented under ASU 2018-11 to transition only active leases as of January 1, 2019 with a cumulative effect adjustment as of that date. All comparative periods prior to January 1, 2019 retain the financial reporting and disclosure requirements of ASC 840, Leases. The Company elected the package of practical expedients permitted under the transition guidance within the new standard. The package of three expedients includes: 1) the ability to carry forward the historical lease classification, 2) the elimination of the requirement to reassess whether existing or expired agreements contain leases, and 3) the elimination of the requirement to reassess initial direct costs. The Company also elected the practical expedient related to short-term leases without purchase options reasonably certain to exercise, allowing it to exclude leases with terms of

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NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

less than 12 months from capitalization for all asset classes. The Company did not elect the hindsight practical expedient when determining the lease terms. The adoption of the new standard resulted in the recording of ROU assets and lease liabilities of $114,282 and $137,820, respectively, as of January 1, 2019. The difference between the ROU assets and lease liabilities reflects the reclassification of historical deferred rent balances of approximately $21,988 and an adjustment that increased Parent’s net investment by $1,508 to recognize the impairment in ROU assets for asset groups previously identified as being impaired. The standard did not materially impact the Company’s combined consolidated net earnings and had no impact on cash flows. The new standard had no material impact on liquidity.

Leases

The Company has operating leases for corporate and sales offices, and certain equipment. The leases have remaining lease terms of one year to 12 years, some of which include options to extend for up to five years, and some of which include options to terminate the leases within one year. However, the Company in general is not reasonably certain to exercise options to renew or terminate, and therefore renewal and termination options are not considered in the lease term or the ROU asset and lease liability balances. The Company’s lease population does not include any residual value guarantees. The Company’s lease population does not contain any material restrictive covenants.

The Company has leases with variable payments, most commonly in the form of Common Area Maintenance (“CAM”) and tax charges which are based on actual costs incurred. These variable payments were excluded from the ROU asset and lease liability balances since they are not fixed or in-substance fixed payments. Variable payments are expensed as incurred.

The components of lease expense were as follows:

	Year Ended December 31,
	2020	2019
Operating lease cost	$32,926	$33,180
Short-term lease cost	912	1,042
Variable lease cost	3,552	4,209

Total lease cost	$37,390	$38,431

Supplemental cash flow information related to leases was as follows:

	Year Ended December 31,
	2020	2019
Cash paid for amounts included in measurement of lease liabilities:
Operating cash flows from operating leases	$22,201	$33,366
ROU assets obtained in exchange for lease obligations:
Operating leases	12,977	39,875

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NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental balance sheet information related to leases was as follows:

	December 31,	December 31,
	2020	2019
Weighted average remaining lease term in years:
Operating leases	8.18	8.78
Weighted average discount rate:
Operating leases	9.18%	10.76%

As of December 31, 2020, maturities of lease liabilities were as follows:

Operating Leases
Year Ending December 31:
2021	$38,560
2022	33,916
2023	29,740
2024	24,177
2025	20,022
Thereafter	96,411

Total lease payments	242,826
Less imputed interest	(75,777)

Total	$167,049

The Company’s rental expense for the year ended December 31, 2018, in accordance with ASC 840, Leases was $34,621.

Due to the business disruptions and challenges severely affecting the global economy caused by the COVID-19 pandemic, lessors may provide rent deferrals and other lease concessions to lessees. While the lease modification guidance in Topic 842 addresses routine changes to lease terms resulting from negotiations between the lessee and the lessor, this guidance does not contemplate concessions being so rapidly executed to address the sudden liquidity constraints of some lessees arising from the COVID-19 pandemic and restrictions intended to prevent its spread.

In April 2020, the FASB staff issued a question and answer document (the “Lease Modification Q&A”) focused on the application of lease accounting guidance to lease concessions provided as a result of the COVID-19 pandemic. Under existing lease guidance, the Company would have to determine, on a lease by lease basis, if a lease concession was the result of a new arrangement reached with the tenant (treated within the lease modification accounting framework) or if a lease concession was under the enforceable rights and obligations within the existing lease agreement (precluded from applying the lease modification accounting framework). The Lease Modification Q&A allows the Company, if certain criteria have been met, to bypass the lease by lease analysis, and instead elect to either apply the lease modification accounting framework or not, with such election applied consistently to leases with similar characteristics and similar circumstances.

As a result of the COVID-19 pandemic, the Company received lease concessions from landlords mostly in the form of rent deferrals and a few in the form of rent abatements during the year ended December 31, 2020. The Company elected to treat these deferrals and abatements as lease modifications and the existing lease liabilities were remeasured with a corresponding adjustment to the right-of-use asset on the effective date of the

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NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

modification. The deferrals varied as to the timing of repayment and all agreements required repayment of the deferrals over the remaining lease terms.

5.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of:

	December 31, 2020	December 31, 2019
Machinery and equipment	$38,038	$40,273
Leasehold improvements	52,167	50,384

	90,205	90,657
Less accumulated depreciation and amortization	(47,502)	(42,738)

	$42,703	$47,919

Depreciation and amortization expense for the years ended December 31, 2020, 2019, and 2018 was $8,373, $8,456, and $7,558 respectively.

6.	EQUITY METHOD INVESTMENTS

Equity-method investments consisted of the following:

	December 31, 2020	December 31, 2019
Ancillary services ventures	$1,412	$1,667

At December 31, 2020 and 2019, the Company’s ownership percentage in the investment accounted for under the equity method was 17%. The Company’s ownership percentage in this investment meets the threshold for equity-method accounting. The Company made contributions of $1,667 for the year ended December 31, 2019. This contribution was made into a new investment. The Company received distributions of $30, $10,631 and $600 from its equity method investments for the years ended December 31, 2020, 2019 and 2018, respectively. Of the distributions received by the Company from its equity method investments, $8,617 for the year ended December 31, 2019 was a return of capital, while the remaining were distributions of earnings. Distributions from earnings are included in cash from operations in the combined consolidated statements of cash flows, while distributions that are returns of capital are included in cash flows from investing activities in the combined consolidated statements of cash flows.

The Company recognized equity in loss from equity-method investments of $225 for the year ended December 31, 2020 and equity in earnings from equity-method investments of $8,472 and $1,243 for the years ended December 31, 2019 and 2018, respectively. On November 1, 2019, the Company sold its 50.0% interest in Innova Risk Management, an insurance brokerage company. The components of equity in earnings of $8,472 related to the sale were $7,117 of gain on sale of the investment and $1,355 of the Company’s share of earnings. The Company received $8,732 in cash in November 2019 and may receive an additional $1,000 in a potential earn out over a two-year period that started on January 1, 2020.

VIE Consideration

The Company has determined that the Company is not the primary beneficiary of any of its equity method investments because it does not control the activities that most significantly impact the economic performance of the investment. The Company determined that the entities were VIEs but the Company was not the primary beneficiary. Therefore, the Company’s equity method investments have been accounted for under the equity method of accounting.

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NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Maximum Exposure to Loss

The Company’s maximum exposure to loss from its equity method investments consisted of the net carrying value of the investments adjusted for any future capital commitments and/or guarantee arrangements. The maximum exposure to loss was $1,412 as of December 31, 2020.

7.	GOODWILL AND OTHER INTANGIBLE ASSETS

The components of Goodwill and other intangible assets, net were as follows:

	December 31, 2019	Impairment Losses	Amortization	December 31, 2020
Goodwill	$78,008	$(46,252)	$—	$31,756
Indefinite life intangibles:
Trademark — Douglas Elliman	80,000	(12,000)	—	68,000
Intangibles with a finite life, net	474	—	(164)	310

Total goodwill and other intangible assets, net	$158,482	$(58,252)	$(164)	$100,066

	December 31, 2018	Acquisition	Adjustments		Amortization	December 31, 2019
Goodwill	$77,568	$440	$—		$—	$78,008
Indefinite life intangibles:
Trademark — Douglas Elliman	80,000	—	—		—	80,000
Intangibles with a finite life, net	1,532	229	(1,105	) (1)	(182)	474

Total goodwill and other intangible assets, net	$159,100	$669	$(1,105)		$(182)	$158,482

(1)	Represents the removal of intangibles associated with favorable leases as a result of the adoption of Topic 842, Leases.

Goodwill is evaluated for impairment annually or whenever the Company identifies certain triggering events or circumstances that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Events or circumstances that might indicate an interim evaluation is warranted include, among other things, unexpected adverse business conditions, macro and reporting unit specific economic factors (for example, interest rate and foreign exchange rate fluctuations, and loss of key personnel), supply costs, unanticipated competitive activities, and acts by governments and courts.

During the first quarter of 2020, the Company determined that a triggering event occurred related to the Douglas Elliman reporting unit due to a decline in sales and profitability projections for the reporting unit driven by the COVID-19 pandemic and related economic disruption. The Company utilized third-party valuation specialists to prepare a quantitative assessment of goodwill and trademark intangible asset related to Douglas Elliman.

For the goodwill testing, the Company utilized an income approach (a discounted cash flows method) to estimate the fair value of the Douglas Elliman business. The estimated fair value of the trademark indefinite-life intangible asset related to the Douglas Elliman brand name was determined using an approach that values the Company’s cash savings from having a royalty-free license compared to the market rate it would pay for access to use the trade name.

DOUGLAS ELLIMAN INC.

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The third-party quantitative assessments of the goodwill and trademark intangible asset reflected management’s assumptions regarding revenue growth rates, economic and market trends including current expectations of deterioration resulting from the COVID-19 pandemic, changes to cost structures and other expectations about the anticipated short-term and long-term operating results of Douglas Elliman. The quantitative assessments resulted in impairment charges to goodwill of $46,252 and to the trademark intangible asset of $12,000 for the year ended December 31, 2020. The Company had accumulated impairment charges to goodwill of $46,252 and to the trademark intangible asset of $12,000 as of December 31, 2020.

The Company performed its impairment test for the year ended December 31, 2020, which did not result in additional impairment charges related to the Company’s goodwill. If the Company fails to achieve the financial projections used in the quantitative assessments of fair value or the impacts of COVID-19 are more severe than expected, additional impairment charges could result in future periods, and such impairment charges could be material.

Other intangible assets assumed were as follows:

	Useful Lives in Years	December 31, 2020	December 31, 2019
Trademark — Douglas Elliman	Indefinite	$68,000	$80,000

Other intangibles	1—5	4,689	4,689

		4,689	4,689
Less: Accumulated amortization on amortizable intangibles		(4,379)	(4,215)

Other intangibles, net		$310	$474

The trademark intangible has been attributed to the acquisition of the Douglas Elliman brand name which the Company plans to continue using for the foreseeable future. The fair value of the intangible asset associated with the Douglas Elliman trademark is determined using a “relief from royalty payments” method. This approach involves two steps: (i) estimating reasonable royalty rates for its Douglas Elliman trademark and (ii) applying these royalty rates to a net sales stream and discounting the resulting cash flows to determine fair value. This fair value is then compared with the carrying value of the trademark. The Company performed its impairment test for the year ended December 31, 2020, which did not result in additional impairment charges related to the Company’s trademark. If the Company fails to achieve the financial projections used in the quantitative assessments of fair value or the impacts of COVID-19 are more severe than expected, additional impairment charges could result in future periods, and such impairment charges could be material.

As of December 31, 2020, other intangibles with finite lives included non-compete agreements recognized in prior business combinations. Other intangibles in prior periods included backlog and listing inventory for Development sales, and favorable and unfavorable leases arising from leases with terms that are less than or greater than market value assumed in the business combination.

For the years ended December 31, 2020, 2019, and 2018, respectively, amortization of other intangibles was $164, $182 and $806. For the year ended December 31, 2018, $1,175 was taken as rent expense for amortization of favorable leases, and $369 was taken as an offset to rent expense for amortization of unfavorable leases. The Company did not recognize rent expense for amortization of favorable or unfavorable leases in 2020 or 2019 due to the adoption of ASU 2016-02 — Leases (Topic 842) in 2019.

DOUGLAS ELLIMAN INC.

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	NOTES PAYABLE AND OTHER OBLIGATIONS

Notes payable and other obligations consisted of:

	December 31, 2020	December 31, 2019
Notes payable	25,000	30,000
Other	420	63

Total notes payable and other obligations	25,420	30,063
Less:
Current maturities	(12,500)	(10,063)

Amount due after one year	$12,920	$20,000

Notes Payable:

Notes payable consist of $25,000 of notes payable issued by DER Holdings LLC. On December 31, 2018, DER Holdings LLC acquired the remaining 29.41% interest in Douglas Elliman for a total purchase price of $40,000, which included $10,000 of cash paid by Parent and the remaining $30,000 of notes payable to the sellers. Interest on the outstanding principal balance of the notes accrued at the mid-term applicable federal rate (“AFR”) in effect as of December 31, 2018. This interest rate was adjusted to the then-current AFR on January 1, 2020 and on each payment date thereafter. Vector, on behalf of DER Holdings LLC, commenced paying principal and interest in installments beginning with January 1, 2020 and with the final payment due on October 1, 2022. Principal of $5,000 has been repaid through December 31, 2020 and the remaining principal is due to be repaid as follows: $12,500 in 2021, and $12,500 in 2022.

Fair Value of Notes Payable and Other Obligations:

The estimated fair value of the Company’s notes payable and other obligations were as follows:

	December 31, 2020		December 31, 2019
	Carrying Value	Fair Value	Carrying Value	Fair Value
Notes payable	$25,000	$25,000	$30,000	$30,000
Other	420	420	63	63

Notes payable and other obligations	$25,420	$25,420	$30,063	$30,063

Notes payable and other obligations are carried on the combined consolidated balance sheets at amortized cost. The fair value determinations disclosed above would be classified as Level 2 under the fair value hierarchy disclosed in Note 14 if such liabilities were recorded on the combined consolidated balance sheets at fair value. The estimated fair value of the Company’s notes payable and other obligations has been determined by the Company using available information. However, considerable judgment is required to develop the estimates of fair value and, accordingly, the estimate presented herein is not necessarily indicative of the amount that could be realized in a current market exchange.

DOUGLAS ELLIMAN INC.

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Scheduled Maturities:

Scheduled maturities of notes payable and other obligations were as follows:

Principal
Year Ending December 31:
2021	$12,500
2022	12,920
2023	—
2024	—
2025	—
Thereafter	—

Total	$25,420

9.	EMPLOYEE BENEFIT PLANS

Profit Sharing and 401(k) Plans:

Douglas Elliman Realty, LLC maintains two 401(k) plans for substantially all of its U.S. employees which allow eligible employees to invest a percentage of their pre-tax compensation. Douglas Elliman Realty, LLC contributed to the 401(k) plans and expensed $370, $583, $418 and for the years ended December 31, 2020, 2019, and 2018, respectively.

10.	INCOME TAXES

The carve-out financial statements of Douglas Elliman Inc. include the tax accounts of the following entities: (i) DER Holdings LLC, the parent of Douglas Elliman Realty LLC, is a single-member limited liability company that is a disregarded entity for U.S. income tax purposes, (ii) Douglas Elliman Realty LLC is a limited liability company that files as a partnership for U.S. income tax purposes, (iii) Douglas Elliman of California, Inc. is a corporation that reported on a separate company basis until February 28, 2019 and thereafter elected to become a consolidated subsidiary included in the Parent’s consolidated U.S. income tax return, (iv) DER Holdings II LLC, a subsidiary of DER Holdings LLC, which has elected to be taxed as corporation for U.S. income tax purposes, and (v) New Valley Ventures LLC, NV Mortgage LLC and NV Title LLC, which are single member limited liability companies that are treated as disregarded entities for U.S. income tax purposes.

The Company calculated its provision for income taxes by using a separate-return method and has elected not to allocate tax expense to single-member limited liability companies or partnerships that did not incur income tax liability because they are not severally liable for the taxes of their owners. Douglas Elliman of California, Inc. and DER Holdings II Inc. are the only two entities taxed as a corporation for U.S. Income Tax purposes while the remaining entities are pass through entities for federal income tax purposes. Therefore, no income tax expense has been allocated to DER Holdings LLC, New Valley Ventures LLC, NV Mortgage LLC or NV Title LLC and income tax expense has been allocated to DER Holdings II LLC, Douglas Elliman of California, Inc. and, for purposes of New York City UBT only, Douglas Elliman Realty, LLC.

DOUGLAS ELLIMAN INC.

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The amounts provided for income taxes were as follows:

	Year Ended December 31,
	2020	2019	2018
Current:
U.S. Federal	$(20)	$(179)	$213
State and local	(14)	308	470

	(34)	129	683

Deferred:
U.S. Federal	56	169	(213)
State and local	22	56	(70)

	78	225	(283)

Total	$44	$354	$400

Douglas Elliman of California, Inc. has historically reported net operating losses since its incorporation. Consequently, management has assessed the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2020 for Douglas Elliman of California, Inc. Further, such objective evidence limits the ability to consider other subjective evidence, such as its projections for future growth.

On the basis of this evaluation, as of December 31, 2020, a valuation allowance of $7,231 has been recorded to recognize only the portion of the deferred tax assets that were more likely than not to be realized. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth.

DOUGLAS ELLIMAN INC.

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The tax effect of temporary differences which give rise to a significant portion of deferred tax assets and liabilities is as follows:

	December 31, 2020	December 31, 2019
Deferred tax assets:
Various U.S. federal and state tax loss carryforwards	$7,297	$5,599
Operating lease liabilities	6,344	6,937
Current expected credit losses	169	169
Other	2	2

	13,812	12,707
Less: Valuation allowance	(7,231)	(5,590)

Net deferred tax assets	$6,581	$7,117

Deferred tax liabilities:
Basis differences on fixed and intangible assets	$(519)	$(519)
Basis differences on prepaid assets	(186)	(186)
Revenue recognition	(108)	(108)
Basis differences on acquisition	(379)	(277)
Operating lease right of use assets	(5,532)	(6,304)

	$(6,724)	$(7,394)

Net deferred tax liabilities	$(143)	$(277)

The Company’s subsidiary, Douglas Elliman of California, Inc., files a consolidated U.S. income tax return that includes its wholly-owned U.S. subsidiaries. Stand alone subsidiaries had tax-effected federal and state and local net operating loss (“NOL”) carryforwards of $39,296 at December 31, 2020 and 2019, respectively, with $29,630 expiring through tax year 2029 and the remaining carried forward indefinitely. The Company records a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company had valuation allowances of $7,231 and $5,590 at December 31, 2020 and 2019, respectively. The valuation allowances at December 31, 2020 and 2019 related to federal and state net operating loss carryforwards and the deferred tax assets of Douglas Elliman of California, Inc. prior to March 1, 2019, which are limited for use in the future to the extent of the taxable income of Douglas Elliman of California, Inc. under the “Separate Return Limitation Year” rules of Internal Revenue Code Section 381.

The combined consolidated balance sheets of the Company include deferred income tax assets and liabilities, which represent temporary differences in the application of accounting rules established by GAAP and income tax laws.

DOUGLAS ELLIMAN INC.

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Differences between the amounts provided for income taxes and amounts computed at the federal statutory tax rate are summarized as follows:

	Year Ended December 31,
	2020	2019	2018
(Loss) income before provision for income taxes	$(46,328)	$8,813	$5,597

Federal income tax (benefit) expense at statutory rate	(9,729)	1,851	1,175
Less Federal income tax benefit (expense) attributable to pass through entities	7,915	(2,654)	(2,871)
(Decreases) increases resulting from:
State income taxes, net of federal income tax benefits	(418)	100	(164)
Non-deductible expenses	568	—	—
Change in valuation allowance	1,708	1,057	2,260

Income tax expense	$44	$354	$400

The Company’s income tax expense is principally attributable to the Company’s federal and state income taxes based on the Company’s earnings.

The Company files U.S. and state and local income tax returns in jurisdictions with varying statutes of limitations. Liabilities for uncertain tax positions reflected as of December 31, 2020 and 2019 were not significant and it is not anticipated that they will materially change in the next 12 months. Douglas Elliman Realty, LLC received notice of an IRS audit for its 2018 tax return. Although the outcome of tax audits is always uncertain, Douglas Elliman Realty, LLC believes that its tax positions will generally be sustained under audit.

11.	CONTINGENCIES

The Company is involved in litigation through the normal course of business. The majority of claims have been referred to the insurance carrier and related counsel. The Company believes that the resolution of these matters will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

12.	SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended December 31,
	2020	2019	2018
Cash paid during the period for:
Interest	$1	$8	$53
Income taxes, net	—	—	511
Non-cash investing and financing activities:
Transfer from Parent, net	5,679	—	9,776
Decrease in non-controlling interest related to purchase of subsidiary	—	—	(73,953)
Notes payable issued for purchase of subsidiary	—	—	30,000
Contingent consideration related to purchase of subsidiary	—	—	6,304
Net receivable from purchase of subsidiary	—	—	(497)

DOUGLAS ELLIMAN INC.

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	RELATED PARTY TRANSACTIONS

The Company has been engaged by the developers as the sole broker or the co-broker for several of Vector’s subsidiaries’ real estate development projects that New Valley owns an interest in through its real estate venture investments. The Company had gross commissions of approximately $10,783, $18,952, and $20,118 from these projects for the years ended December 31, 2020, 2019, and 2018, respectively.

A son of the Company’s President and Chief Executive Officer is an associate broker with the Company and he received commissions and other payments of $870, $712 and $318, respectively, in accordance with brokerage activities in 2020, 2019 and 2018, respectively.

14.	INVESTMENTS AND FAIR VALUE MEASUREMENTS

The Company’s financial assets and liabilities subject to fair value measurements were as follows:

	Fair Value Measurements as of December 31, 2020
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Money market funds (1)	$61,199	$61,199	$—	$—
Certificates of deposit (2)	569	—	569	—
Long-term investments included in Other assets
Long-term investment securities at fair value (3)	237	—	—	—

Total	$62,005	$61,199	$569	$—

Liabilities:
Fair value of contingent liability	$999	$—	$—	$999

Total	$999	$—	$—	$999

(1)

Amounts included in Cash and cash equivalents on the combined consolidated balance sheets, except for $10,374 that is included in current restricted assets and $1,907 that is included in non-current restricted assets.

(2)	Amounts included in current restricted assets and non-current restricted assets on the combined consolidated balance sheets.
(3)	In accordance with Subtopic 820-10, investments that are measured at fair value using the NAV practical expedient are not classified in the fair value hierarchy.

DOUGLAS ELLIMAN INC.

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Fair Value Measurements as of December 31, 2019
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Money market funds (1)	$68,736	$68,736	$—	$—
Certificates of deposit (2)	569	—	569	—

Total	$69,305	$68,736	$569	$—

Liabilities:
Fair value of contingent liability	$3,147	$—	$—	$3,147

Total	$3,147	$—	$—	$3,147

(1)

Amounts included in Cash and cash equivalents on the combined consolidated balance sheets, except for $4,423 that is included in current restricted assets and $3,160 that is included in non-current restricted assets.

(2)	Amounts included in current restricted assets and non-current restricted assets on the combined consolidated balance sheets.

The fair value of the Level 2 certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is the rate offered by the financial institution. The fair value of investment securities at fair value included in Level 1 is based on quoted market prices from various stock exchanges. The Level 2 investment securities at fair value are based on quoted market prices of securities that are thinly traded, quoted prices for identical or similar assets in markets that are not active or inputs other than quoted prices such as interest rates and yield curves.

The long-term investments are based on NAV per share provided by the partnerships based on the indicated market value of the underlying assets or investment portfolio. In accordance with Subtopic 820-10, these investments are not classified under the fair value hierarchy disclosed above because they are measured at fair value using the NAV practical expedient.

The fair value of the Level 3 contingent liability was derived using a Monte Carlo valuation model. As part of the acquisition of the 29.41% non-controlling interest in Douglas Elliman Realty, LLC, DER Holdings LLC entered into a four-year payout agreement that requires it to pay the sellers a portion of the fair value in excess of the purchase price of Douglas Elliman Realty, LLC should a sale of a controlling interest in Douglas Elliman Realty, LLC occur.

The contingent liability is recorded within “Other liabilities” in the combined consolidated balance sheets, and any change in fair value will be recorded in “Other, net” within the combined consolidated statements of operations. The value of the contingent liability is calculated using the outstanding payable owed to the sellers and the estimated fair value of Douglas Elliman Realty, LLC. The liability is contingent upon the sale of a controlling interest in Douglas Elliman Realty, LLC by the Company prior to October 1, 2022.

DOUGLAS ELLIMAN INC.

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The unobservable inputs related to the valuations of the Level 3 assets and liabilities were as follows at December 31, 2020:

	Quantitative Information about Level 3 Fair Value Measurements
	Fair Value at December 31, 2020	Valuation Technique	Unobservable Input	Range (Actual)
Fair value of contingent liability	$999	Monte Carlo simulation model	Estimated fair value of the Douglas Elliman reporting unit	$169,000
			Risk-free rate for a 2-year term	0.13%
			Leverage-adjusted equity volatility of peer firms	78.57%

The unobservable inputs related to the valuations of the Level 3 assets and liabilities were as follows at December 31, 2019:

	Quantitative Information about Level 3 Fair Value Measurements
	Fair Value at December 31, 2019	Valuation Technique	Unobservable Input	Range (Actual)
Fair value of contingent liability	$3,147	Monte Carlo simulation model	Estimated fair value of the Douglas Elliman reporting unit	$271,500
			Risk-free rate for a 3-year term	1.61%
			Leverage-adjusted equity volatility of peer firms	35.56%

DOUGLAS ELLIMAN INC.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

(Dollars in Thousands)

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
Year Ended December 31, 2020
Allowances for:
Doubtful accounts	$245	$—	$245	$—
Deferred tax valuation allowance	5,590	1,641	—	7,231

Total	$5,835	$1,641	$245	$7,231

Year Ended December 31, 2019
Allowances for:
Doubtful accounts	$428	$—	$183	$245
Deferred tax valuation allowance	4,418	1,172	—	5,590

Total	$4,846	$1,172	$183	$5,835

Year Ended December 31, 2018
Allowances for:
Doubtful accounts	$698	$137	$407	$428
Deferred tax valuation allowance	1,875	2,543	—	4,418

Total	$2,573	$2,680	$407	$4,846